SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes           No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                           )

Table of contents

-	Press Release dated July 20, 2016
-	Press Release dated July 27, 2016
-	Press Release dated July 29, 2016
-	Press Release dated July 29, 2016
-	Press Release dated July 29, 2016
-	Interim Consolidated Report as of June 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Title:	Antonio Cristodoro Head of Corporate Secretary’s Staff Office

Date: July 31, 2016

Eni: statement on the arbitration with GasTerra and following measures taken by the company

San Donato Milanese (Milan), 20 July 2016 – The arbitration initiated by Eni against GasTerra for a revision of the contractual price for the gas supplied in the 2012-2015 period has concluded with an Award by the Arbitral Panel not to grant Eni’s request regarding the extent of the price revision, without however determining a new price applicable in the relevant period.

GasTerra considers that, by dismissing Eni’s claim, the Award restored the original contract price, on the basis of which GasTerra now claims an additional amount to be paid by Eni to GasTerra.

Eni, also relying on the opinion of its external consultants, does not agree with GasTerra’s interpretation, that therefore will have no impacts on first half results, and has rejected GasTerra’s request for payment, seeking good faith discussions to agree on the extent of the 2012 price revision.

GasTerra, however, on the basis of its own interpretation of the Award, has itself commenced arbitration proceedings and has obtained from the Dutch courts interim measures, including the provisional seizure of Eni’s participation in Eni International BV, for the amount of the payment requested (equal to EUR 1.01 billion). This measure, which was granted after a summary review only and without Eni being heard, and was notified today to Eni International BV, does not prejudice the outcome on the merits of the proceedings.

Eni considers that GasTerra’s request for payment is unfounded and will take all necessary measures to protect its rights. With respect to the interim measures obtained by GasTerra, Eni is considering its position, pending the outcome of the arbitration proceedings. Eni will further seek compensation for any damages it incurrs, due to GasTerra’s legal actions.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: activities in Algeria, the Company acknowledges the commitment for trial and is confident that the court proceeding will ascertain no illegal conduct

San Donato Milanese (Milan), 27 July 2016 – In relation to court proceeding for the alleged bribery case relating to Saipem’s activities in Algeria, Eni acknowledges that the new GUP (judge for the preliminary hearing) in charge of the case decided the commitment for trial for Eni SpA. Eni continues to deny any illegal conduct and is confident that this will be ascertained in court proceeding.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

San Donato Milanese	Registered Head Office Piazzale Enrico Mattei, 1 00144 Rome Tel.: +39 06598.21 www.eni.com

July 29, 2016

Eni: second quarter and

first half of 2016 results

Yesterday, Eni’s Board of Directors approved group results for the second quarter and the first half of 2016 (unaudited).

Highlights and outlook

•	Hydrocarbon production at 1.734 million boe/d in the first half, up by 0.5% (down by 2.2% in the quarter); excluding the impact of the production shutdown at Val d’Agri, production rose by 2.4% (up by 1.5% in the quarter)

•	Eni reaffirms guidance of stable production y-o-y, despite the Val d’Agri shutdown

•	Achieved 5 out of the 6 main start-ups scheduled for 2016, among which was the Goliat oilfield in the Barents Sea. Confirmed contribution from new start-ups and ramp-ups of approximately 290 kboe/d for FY2016, including production of the Nooros project in Egypt, which started-up with record time-to-market

•	Confirmed schedules and costs of ongoing development projects which will fuel future production growth higher than 5% in 2017 and will add 500 kboe/d of new production in the plan period

•	Exploration: 550 mmboe of resources mainly near-field. Upped to 600 million boe of new resources the initial guidance of 400 million boe for the FY

•	Capex optimization: confirmed 20% y-o-y reduction at constant exchange rates

•	In the first half 2016, all mid-downstream segments reported positive adjusted EBIT

•	Cash flow[1]: €3.1 billion (down by 51% from 1H 2015). Organic cash coverage of capex confirmed at a Brent scenario of approximately 50$/bl in 2016

•	GHG emissions: the emission index per barrel produced down by 9%, in line with targets

Results

•	Continuing operations:
-	adjusted operating profit: €0.77 billion in the first half 2016, down €2.3 billion y-o-y (or 75%) due to a negative trading environment (down €2.8 billion), partly offset by an improved performance; €0.19 billion in the quarter (down by 88% from the second quarter of 2015)
-	adjusted net earnings: loss of €0.27 billion in the first half 2016; loss of €0.29 billion in the quarter
-	reported net earnings: loss of €0.83 billion in the first half 2016; loss of €0.45 billion in the quarter
•	Group net earnings: loss of €1.24 billion in the first half
•	Net borrowings: €13.81 billion at period-end; leverage at 0.26
•	Interim dividend proposal of €0.40 per share

Claudio Descalzi, Eni’s Chief Executive Officer, commented:

“Eni has achieved significant results in the first half of 2016, despite the weak but slowly improving market environment. Hydrocarbon production beat expectations, offsetting the suspension of activity in Val d’Agri and the disruptions in Nigeria. Our main developments are proceeding on time and on budget, allowing us to confirm our expected production growth of more than 5% in 2017. Our exploration, which is focused on near field activity, has allowed us to revise upwards our expectations for new discoveries in just six months. In mid and downstream, we have achieved positive results across all of our operations due to restructuring and efficiency measures which will continue as planned. Our strategy, including the optimization initiatives and a reduced cost base, has allowed us to absorb part of the impact of a low oil price scenario with a positive contribution of €1 billion to EBIT. We are maintaining our strong balance sheet, funding capex with our cash flow at a Brent price of 50$/bl. On this basis I will propose an interim dividend of €0.40 per share to the Board.”

At the same time as reviewing this press release, the Board has approved the interim consolidated report as of June 30, 2016, which has been prepared in accordance to Italian listing standards as per article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the terms of law alongside completion of the auditor’s review.

1 Net cash provided by operating activities of continuing operations on a standalone basis.

Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16 vs. II			First Half
2015	2016	2016	Q.15	SUMMARY GROUP RESULTS (a)	(€ million)	2015	2016	% Ch.

1,554	583	188	(87.9)	Adjusted operating profit (loss) (b)		3,086	771	(75.0)
505	23	(290)	-	Adjusted net profit (loss) (b)		1,231	(267)	-
3,565	1,370	1,730	(51.5)	Net cash provided by operating activities (b)		6,397	3,100	(51.5)
498	(383)	(446)	-	Net profit (loss) from continuing operations		1,285	(829)	-
0.14	(0.11)	(0.12)	-	- per share (€) (c)		0.35	(0.23)	-
0.31	(0.24)	(0.27)	-	- per ADR ($) (c) (d)		0.78	(0.51)	-
(97)	(796)	(446)	-	Group net profit (loss)		735	(1,242)	-
(0.03)	(0.22)	(0.12)	-	- per share (€) (c)		0.20	(0.34)	-
(0.07)	(0.48)	(0.27)	-	- per ADR ($) (c) (d)		0.45	(0.76)	-

(a) Attributable to Eni's shareholders.

(b) From continuing operations. The comparative reporting period are calculated on a standalone basis. They reinstate the effects relating to the elimination of gains and losses on intercompany transactions with E&C sector, with the closing of the divestment transaction in January 2016, which is represented as discontinued operations under the IFRS 5.

(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.

(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Continuing and discontinued operations

Due to termination of negotiations with US-based SK hedge fund, to divest a 70% interest in Versalis SpA, as disclosed in the press release dated June 21, 2016, Eni’s chemical business is no longer qualified as a disposal group held for sale. Therefore, Eni’s consolidated accounts as of and for the six months ended June 30, 2016, have been prepared accounting this business as part of the continuing operations.

Based on IFRS 5 provisions, in case a disposal group ceases to be classified as held for sale, management is required to amend financial statements retrospectively as if the disposal group has never been qualified as held for sale. Accordingly, the opening balance of the interim consolidated accounts 2016 has been amended to reinstate the criteria of the continuing use to evaluate Versalis. This adjustment to the Versalis evaluation increased the opening balance of Eni’s consolidated net assets by €294 million and was neutral on the Group’s net financial position. In presenting the Group’s consolidated results, Versalis assets and liabilities and revenues and expenses have been recorded line-by-line in the Group accounts. Results of the comparative periods have been reclassified accordingly. In the Group segment information, Versalis results have been reported as part of the R&M and Chemicals segment because a single manager is accountable for the performance at both operating segments.

In this press release adjusted results from continuing operations of the comparative periods of 2015 are reported on a standalone basis, thus excluding Saipem’s results. A corresponding alternative performance measure has been presented for the net cash flow from operating activities. The net result of discontinued operations for the first quarter of 2016 and the first half of 2016 only comprised a loss recognized to align the book value of the Eni’s residual interest in Saipem to its share price at January 22, 2016. This date marked the loss of control of Eni over Saipem, following the sale of a 12.503% interest to CDP Equity and the concurrent entering into force of the shareholder agreement between the parties. For further information, see the reconciliations and the explanatory notes furnished from page 22 onward.

Adjusted results

In the second quarter of 2016 Eni reported an adjusted operating profit of €0.19 billion, down 88% y-o-y. This decline reflected a lower contribution from the E&P segment (down by €1.23 billion, or 78%) driven by a prolonged downturn in commodity prices (the Brent benchmark was down by 26% and gas prices in Italy were down) and the production shutdown at the Val d’Agri profit centre for the whole second quarter. These negatives were partly offset by production growth in other areas, cost efficiencies and lower amortization charges. The G&P segment reported a negative performance (worsening by €260 million) due to lower one-offs associated with gas contract renegotiations, lower LNG margins and other non-recurring items. These negatives were partly offset by efficiency and optimization gains. In spite of a less favourable refining trading environment y-o-y, the Refining & Marketing and Chemicals segment recorded an increase in operating performance of 49% y-o-y due to cost efficiencies and optimization. The main headwinds faced by the Group operating results were lower commodity prices and margins with a negative effect of €1.4 billion, the Val d’Agri shutdown and non-recurring items in G&P down by €0.4 billion, partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €0.4 billion, mainly in the E&P segment.

In the second quarter of 2016, Eni reported an adjusted net loss of €0.29 billion, compared to adjusted net profit from continuing operations on a standalone basis of €0.51 billion reported in the second quarter of 2015. This result was due to lower operating performance and a lower than proportional reduction in the tax expense, mainly in the E&P segment, driven by the concentration of taxable profit in PSA contracts, which, although more resilient in a low-price environment, bear higher-than average rates of tax.

In the first half of 2016 adjusted operating profit of €0.77 billion was a €2.32 billion reduction y-o-y (down by 75%) due to the same headwinds described in the quarterly disclosure. Adjusted net loss for the period was €0.27 billion. The main y-o-y headwinds faced by the Group operating results were lower commodity prices and margins with a negative effect of €2.8 billion, the Val d’Agri shutdown and non-recurring items in the G&P segment (down by €0.5 billion), partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €1 billion, mainly in the E&P segment.

Net borrowings and cash flow

As of June 30, 2016, net borrowings2 were €13.81 billion, €3.06 billion lower than December 31, 2015, due to the closing of the Saipem transaction. This comprised the reimbursement of intercompany financing receivables owed by Saipem to Eni (€5.8 billion), the proceeds from the divestment of the 12.503% of Eni’s interest in Saipem to the Italy-based CDP Equity SpA (€0.46 billion), net of the amount cashed out to subscribe pro-quota the Saipem share capital increase (€1.07 billion). In the first half of 2016, cash flow from operating activities was at €3.1 billion. Proceeds from disposals were €0.95 billion and comprised the available-for-sale shareholding in Snam due to the exercise of the conversion right from bondholders (€0.33 billion), in addition to the sale of the 12.503% of Eni’s interest in Saipem. These inflows funded a share of the payment of the final dividend 2015 (€1.44 billion), capital expenditure of the period for €4.88 billion and the amount cashed out to subscribe the share capital increase of Saipem.

Compared to March 31, 2016, net borrowings increased by €1.59 billion. Cash flow from operating activities in the quarter was €1.73 billion and funded a share of the final dividend 2015 and capital expenditure of €2.42 billion.

As of June 30, 2016, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage3 – decreased to 0.26, compared to 0.29 as of December 31, 2015. This decrease was due to lower net borrowings, due to the deconsolidation of Saipem finance debt partly offset by a reduction in total equity impacted by the negative result of the period, the de-recognition of the Saipem non-controlling interest and the balance dividend payment (€1.44 billion).

Interim dividend 2016

In light of the financial results achieved for the first half of 2016 and management’s expectations for the four-year plan, the interim dividend proposal to the Board of Directors on September 15, 2016, will amount to €0.40 per share4 (€0.40 per share in 2015). The interim dividend is payable on September 21, 2016, with September 19, 2016 being the ex-dividend date.

2 Details on net borrowings are furnished on page 30.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “non-GAAP measures” of this press release. See pages 22 and subsequent.

4 Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receivers' taxable income.

Sustainability performances and climate change

		First half
Sustainability performances		2015	2016	% Ch.

Total recordable injury rate (TRIR)	(total recordable injury rate/worked hours) x 1.000.000	0.45	0.40	(11.1)
Direct GHG emissions	(mmtonnes CO2 eq.)	20.78	19.58	(5.8)
- of which CO2 from combustion and process		15.69	14.68	(6.4)
- of which CO2 eq from methane		1.38	1.18	(14.5)
- of which CO2 eq from flaring		2.84	2.85	0.4
- of which CO2 eq from venting		0.87	0.87
Direct GHG emissions upstream/production	(tonnes CO2 eq./kboe)	25.14	22.91	(8.9)
Oil spills due to operations	(barrels)	601	584	(2.8)
Water reinjection	(%)	55.5	56.7	-

Performance

Eni reported positive performances when comparing to the corresponding period of 2015:

•	GHG emissions recorded in the first half of 2016 declined by 5.8% compared to the first half of 2015. This trend reflected lower emissions from combustion (down 1 mmtonne), reduced methane emissions (down 0.2 mmtonnes) leveraging on initiatives concluded in the second half of 2015 to contain fugitive emissions as well as energy efficiency projects.
•	The trend of GHG emission index compared to operated gross hydrocarbon production of the upstream segment remain positive with a reduction of 8.9%. This is in line with the 2016 full year target.
•	In the first half of 2016 the trend in safety improvement continued, reporting a recordable injury frequency rate lower by 11.1% from the same period of 2015. There was a 27.5% improvement for employees while for contractors it was 4.2%. This positive performance leveraged on inspections on sites, roadshow on safety issues, activities carried out at the Safety Competence Center in Gela as well as specific training projects and programs to raise awareness of HSEQ issues.
•	Oil spills due to operations (97% related to E&P segment) declined by 2.8% from the first half of 2015 and the Refining & Marketing and Chemicals segment reported a significant improvement with the overall volume spilled reducing to 19 barrels in the first half of 2016 from 100 barrels in the first half of 2015. In Nigeria activities are underway to replace certain cases covering holes caused by sabotages which are a potential weakness.

Climate change

In May 2016, Eni launched a unique model of integration between its traditional business and power from renewable sources. The model envisages fulfilment of power generation projects with zero emissions, located near Eni’s plants and areas of operation, in order to leverage on logistic, contractual and commercial synergies with the company's traditional activities. They will also enable to revive and enhance abandoned industrial areas. The identified industrial areas are located in Italy, Egypt and Pakistan. In Italy in particular the model envisages the development of five projects (Assemini, Porto Torres, Manfredonia, Priolo and Augusta) with a total installed capacity of 70 megawatts; the second phase is based on the development of other projects to obtain a further installed power of about 150 megawatts. Most of the initiatives will be photovoltaic, but there will also be room for other technologies such as biomass and concentrated solar power. Overall, Project Italy will involve the installation, by 2022, of over 220 megawatts of new capacity for an investment in the range of €200-250 million. From an environmental point of view, Project Italy will reduce CO2 emissions by about 180,000 tonnes per year.

These projects represent the third pillar of Eni's strategy aiming at energy transition towards a low-carbon future, based not only on the promotion of renewable energy, but also on the reduction of CO2 emissions occurring from the production of hydrocarbons and on maximizing the utilization of gas, the cleanest fossil fuel which produces the least emissions.

Business developments

E&P initiatives:

•	June 2016: new significant gas discovery in the Baltim South West exploration prospect, in the conventional waters of the Nile Delta, off Egypt. The discovery enhanced the potential of the so-called “Great Nooros Area” by up to 70-80 billion cubic meters of gas in place, which is currently producing from the Nooros field. Baltim South West is a new success of Eni’s near field exploration strategy, focused on high-value opportunities, enabling the company to achieve a fast development of the new discoveries leveraging the synergies granted by existing infrastructures. Production start-up at the Nidoco North 1-X exploratory well, which together with the development well Nidoco North West 4 increased the Nooros field plateau up to 65 kboe/d (33 kboe/d net to Eni) in just ten months from the declaration of commercial discovery of July 2015;
•	March 2016: production start-up at the Goliat oilfield, off the Norwegian Barents Sea in the license PL229. Goliat is the first producing oilfield in the Barents Sea and is operated through the largest and most sophisticated floating cylindrical production and storage vessel (FPSO) in the world. Production has achieved the full-field plateau at 100 kbbl/d (65 kbbl/d net to Eni). The field is estimated to contain reserves amounting to about 180 million barrels of oil;
•	March 2016: awarded the exploration license of Cape Three Points Block 4, off Ghana. The new block covers an area of approximately 1,000 square kilometers in water depths ranging from 100 to 1,200 meters and is located near the OCTP block operated by Eni. In case of exploration success, the block will benefit from the OCTP project infrastructures, under development;
•	March 2016: signed a Farm-Out Agreement with Chariot Oil & Gas to enter the Rabat Deep Offshore exploration permits I-VI, deep offshore Morocco. Eni will retain operatorship and a working interest of 40%, as well as exploration rights over an area of approximately 11,000 square kilometers. The completion of this FOA is subject to the approval of the relevant authorities and other conditions precedent;
•	February 2016: sanctioned by the Egyptian authorities the development plan of the Zohr discovery, where production start-up is expected by the end of 2017. In March 2016, Eni completed the drilling of the Zohr 2X well and successfully performed the production test, which confirmed the mineral potential of discovery. Drilled also the delineation well Zohr 3X and the development well Zohr 4X, which confirmed the potential of the Northern area;
•	February 2016: Mozambique authorities approved the development of the first development phase of Coral, targeting production of 5 Tcf of gas;
•	In the first half of 2016 Eni increased its exploration rights portfolio by 6,100 square kilometers mainly in Ghana, Ireland, Norway and the United Kingdom.

Val d’Agri

As part of a penal proceeding about alleged environmental crimes5 in running operations at the Viggiano oil center in the Val d’Agri complex, on March 31, 2016, an Italian public prosecutor resolved to put under seizure certain plants and facilities functional to the production activity which, as a consequence, has been shut down. The shutdown has been affecting around 60 kboe/d net to Eni.

On June 1, 2016, the Italian jurisdictional authorities granted Eni a temporary repeal of the seizure in order to allow the Company perform certain plant upgrading. Those corrective measures, which do not alter the plant set up, are intended to address the claims made by the public prosecutor. The in-charge department of the Italian Ministry of Economic Development has duly authorized Eni to perform the works. Eni has executed the plant upgrade and completed it on July 8, 2016. Once the public prosecutor verifies the correct execution of the plant upgrading, it is expected to definitively repeal the plant seizure.

5 See the section “Legal proceedings” of the Annual report on form 20-F 2015 (see page F-86).

Outlook

Management’s forecasts for the Group’s 2016 production and sale metrics are explained below:

- Hydrocarbon production: management expects production stable y-o-y due to planned ramp-ups and start-ups of new fields particularly in Norway, Egypt, Angola, Venezuela and Congo. These increases will absorb a four-month production shutdown in the Val d’Agri profit centre, mature fields decline and a lower expected contribution from production one-offs;

- Natural gas sales: against a backdrop of continuing oversupply and strong competition, management expects gas sales to be in line with an expected reduction of the contractual minimum take of supply contracts. Management plans to retain its market share in the large customers and retail segments, also increasing the value of the existing customer base by developing innovative commercial initiatives, by integrating services to the supply of the commodity and by optimizing operations and commercial activities;

- Refinery intake on own account: refinery intakes are expected to slightly decrease y-o-y, excluding the effect of the disposal of Eni’s refining capacity in CRC refinery in the Czech Republic finalized in April 2015. This will reflect the disoptimization of the processing schedule following lower availability of feedstock from the Val d’Agri oilfield and planned maintenance shutdowns;

- Refined products sales in Italy and in the rest of Europe: against a backdrop of slight recovery in demand and strong competition, management expects to consolidate volume and market share in the Italian retail market while also increasing the value of the existing customer base. This will be achieved by leveraging on the competitive differentiation, the innovation of products and services as well as efficiency in logistics and commercial activities. In the rest of Europe, sales are expected to remain stable, excluding the effects of asset disposals in Eastern Europe;

- Chemical products scenario: scenario is expected mildly positive with the recover in polyethylene margins when compared to 2015, although declining since June 2016. Cracker and styrenics margins are foreseen slightly lower while the elastomer business is expected to be weak, but improving from 2015. Sales volumes expected to be barely unchanged.

In 2016 management expects to carry out a number of initiatives intended to reduce capital spending by 20% y-o-y on a constant exchange rate basis by re-phasing and rescheduling capital projects, being increasingly selective with exploration plays and renegotiating contracts for the supply of capital goods in order to cope with the slump in crude oil prices. This capex optimization is not expected to negatively affect production growth, which is confirmed at an average growth rate of above 3% across the plan period. The Group’s leverage is projected to remain within the 0.30 threshold thanks to the closing of the Saipem transaction, optimization of the underlying performance and assuming to finalize by year-end the planned portfolio management deals.

This press release has been prepared on a voluntary basis in line with Eni’s policy to provide the market and investors with regular information about the Company’s financial and operating performances and business prospects considering the disclosure policy followed by oil&gas peers who reports results on quarterly basis. Results and cash flow are presented for the second and the first quarter of 2016 and the first half of 2016, for the second quarter and the first half of 2015. Information on liquidity and capital resources relates to end of the periods as of June 30, March 31, 2016, and December 31, 2015. Results of the first half of the year and the main business trends are a summary of the Interim Consolidated Report which has been prepared in accordance to Italian listing standards as per article 154-ter of the Code for securities and exchanges (Testo Unico della Finanza). The document approved yesterday by Eni’s Board of Directors was immediately submitted to the Company’s external auditor. Publication of the interim consolidated report is scheduled within the terms of law alongside completion of the auditor’s review.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2015 Annual report on form 20-F filed with the US SEC on April 12, 2016, which investors are urged to read.

Discontinued operations

Due to termination of the negotiations with US-based SK hedge fund, who had shown an interest in acquiring a majority stake in Versalis SpA, Eni’s chemical business no longer qualifies as a disposal group held for sale. Therefore, Eni’s consolidated accounts as of and for the six months ended June 30, 2016 have been prepared accounting this business as part of the continuing operations.

Based on IFRS 5 provisions in case a disposal group ceases to be classified as held for sale, management is required to amend financial statements retrospectively as though the disposal group never qualified as held for sale. Accordingly, the opening balance of the interim consolidated accounts 2016 has been amended to reinstate the criteria of the continuing use to evaluate Versalis by aligning its book value to the recoverable amount, given by the higher of fair value less cost to sell and value-in-use. Under IFRS 5, Versalis was measured at the lower of its carrying amount and fair value less cost to sell. Management estimated the value-in-use of Versalis by identifying a single Cash Generating Unit, which comprised all of Versalis’ business units. This assumption is consistent with Eni’s industrial plan for the four-year period 2016-2019 that considered the whole Versalis and its subsidiaries to be a single disposal group with a view to disposing or monetizing it. The value-in-use was estimated by discounting the future expected cash flows of the industrial plan of a standalone Versalis at a rate of 10%, which factored in the earnings volatility of a pool of chemical peers of Versalis, thus determining a beta parameter independent form Eni. This amendment in Versalis evaluation marginally affected the opening balance of Eni’s consolidated net assets (an increase of €294 million) and was neutral on the Group’s net financial position. In presenting the Group’s consolidated results, Versalis profit and loss accounts and balances have been recognized as part of the Group’s assets and liabilities and revenues and expenses. Results of the comparative periods have been reclassified accordingly. In the Group segment information, Versalis results have been reported as part of the R&M and Chemical segment because a single manager is accountable of the performance at both operating segments.

In relation to the Engineering & Construction disposal group, on January 22, 2016 Eni closed the sale of a 12.503% stake in the entity to CDP Equity SpA for a consideration of €463 million. Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. Therefore, from the transaction date, Eni has derecognized the assets and liabilities, revenues and expenses of the former subsidiary from the consolidated accounts. The retained interest of 30.55% in the former subsidiary has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share, equal to €564 million) recognizing a loss through profit of €441 million. This loss has been recognized in the Group consolidated accounts for the first half 2016 as part of gains and losses of the discontinued operations. Considering the share capital increase of Saipem, which was subscribed pro-quota (€1,050) by Eni at the same time as the aforementioned transactions, the initial carrying amount of the interest retained amounts to €1,614 million, which becomes the cost on initial recognition of the investment in Saipem for the subsequent application of equity accounting. At the end of February 2016, Saipem reimbursed intercompany loans owed to Eni (€5,818 million as of December 31, 2015) by using the proceeds from the share capital increase and new credit facilities from third-party financing institutions.

Successful effort method (SEM)

Effective January 1, 2016, management modified on voluntary basis, the criterion to recognize exploration expenses adopting the accounting of the successful-effort-method (SEM). The successful-effort method is largely adopted by oil&gas companies, to which Eni is increasingly comparable given the recent re-focalization of the Group activities on its core upstream business.

Under the SEM, geological and geophysical exploration costs are recognized as an expense as incurred. Costs directly associated with an exploration well are initially capitalized as an unproved tangible asset until the drilling of the well is complete and the results have been evaluated. If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off. If hydrocarbons are found and, subject to further appraisal activity, are likely to be capable of commercial development, the costs continue to be carried as an unproved asset. If it is determined that development will not occur then the costs are expensed. Costs directly associated with appraisal activity undertaken to determine the size, characteristics and commercial potential of a reservoir following the initial discovery of hydrocarbons are initially capitalized as an unproved tangible asset. When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to proved property.

In accordance to IAS 8 “Accounting policies, Changes in accounting estimates and Errors”, the SEM application is a voluntary change in accounting policy explained by the alignment with an accounting standard largely adopted by oil&gas companies and as such it has been applied retrospectively.

The retrospective application of the SEM has required adjustment of the opening balance of the retained earnings and other comparative amounts as of January 1, 2014. Specifically, the opening balance of the carrying amount of property, plant and equipment was increased by €3,524 million, intangible assets by €860 million and the retained earnings by €3,001 million. Other adjustments related to deferred tax liabilities and other minor line items.

The table below sets forth the amounts of the comparative periods 2015 which have been restated following the adoption of the SEM and the accounting of Versalis as part of the continuing operations.

	REPORTED			RESTATED
(€ milioni)	II quarter 2015	First half 2015	Full year 2015	II quarter 2015	First half 2015	Full year 2015

Operating profit (loss) - continuing operations	1,164	2,648	(2,781)	1,605	3,375	(3,076)
Operating profit (loss) E&P	1,471	2,769	(144)	1,461	2,874	(959)
Adjusted operating profit (loss) - continuing operations on a standalone basis	1,436	2,814	4,104	1,554	3,086	4,486
Adjusted operating profit (loss) - E&P	1,533	2,488	4,108	1,585	2,665	4,182
Net profit (loss) attributable to Eni's shareholders - continuing operations	34	523	(7,680)	498	1,285	(7,952)
Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations on a standalone basis	390	965	334	505	1,231	803
Total assets			134,792			139,001
Eni's shareholders equity			51,753			55,493
Cash flow from operations from continuing operations on a standalone basis	3,511	5,798	11,181	3,918	6,554	12,875
Net cash flow	(1,804)	(1,148)	(1,414)	(1,804)	(1,148)	(1,405)

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, gearing, future operating performance, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the second quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2016 (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report

Summary results6 for the second quarter and the first half of 2016

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

20,279	13,344	13,416	Net sales from operations - continuing operations	41,317	26,760
1,605	105	220	Operating profit (loss) - continuing operations	3,375	325
(66)	329	(180)	Exclusion of inventory holding (gains) losses	59	149
284	149	148	Exclusion of special items (a)	184	297
1,823	583	188	Adjusted operating profit (loss) - continuing operations	3,618	771
			Breakdown by segment:
1,585	95	355	Exploration & Production	2,665	450
31	285	(229)	Gas & Power	325	56
105	177	156	Refining & Marketing and Chemicals	226	333
(123)	(90)	(126)	Corporate and other activities	(212)	(216)
225	116	32	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	614	148

1,823	583	188	Adjusted operating profit (loss) - continuing operations	3,618	771
(269)			Reinstatement of intercompany transactions vs. discontinued operations	(532)
1,554	583	188	Adjusted operating profit (loss) - continuing operations on standalone basis	3,086	771
498	(383)	(446)	Net profit (loss) attributable to Eni's shareholders - continuing operations	1,285	(829)
(46)	224	(123)	Exclusion of inventory holding (gains) losses	41	101
174	182	279	Exclusion of special items (a)	129	461
626	23	(290)	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	1,455	(267)
(121)			Reinstatement of intercompany transactions vs. discontinued operations	(224)
505	23	(290)	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis	1,231	(267)
(97)	(796)	(446)	Net profit (loss) attributable to Eni's shareholders	735	(1,242)
498	(383)	(446)	Net profit (loss) attributable to Eni's shareholders - continuing operations	1,285	(829)
(595)	(413)		Net profit (loss) attributable to Eni's shareholders - discontinued operations	(550)	(413)
3,918	1,370	1,730	Net cash provided by operating activities - continuing operations	6,554	3,100
(614)			Net cash provided by operating activities - discontinued operations	(1,011)
3,304	1,370	1,730	Net cash provided by operating activities	5,543	3,100
3,565	1,370	1,730	Net cash provided by operating activities on standalone basis	6,397	3,100
3,150	2,455	2,424	Capital expenditure - continuing operations	5,834	4,879

(a) For further information see "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Trading environment indicators

Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

61.92	33.89	45.57	(26.4)	Average price of Brent dated crude oil (a)	57.95	39.73	(31.4)
1.105	1.102	1.129	2.2	Average EUR/USD exchange rate (b)	1.116	1.116
56.04	30.75	40.36	(28.0)	Average price in euro of Brent dated crude oil	51.93	35.60	(31.4)
9.1	4.2	4.6	(49.4)	Standard Eni Refining Margin (SERM) (c)	8.3	4.4	(47.2)
6.84	4.35	4.50	(34.2)	Price of NBP gas (d)	7.05	4.43	(37.2)
(0.01)	(0.19)	(0.25)	-	Euribor - three-month euro rate (%)	0.02	(0.22)	-
0.28	0.62	0.63	-	Libor - three-month dollar rate (%)	0.27	0.63	-

(a) In USD dollars per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

6 As provided by IFRS, in case of “discontinued operations” gains and losses pertaining to activities in disposal phase and consequently to “continuing operations” are those deriving from transaction with third parties. Because of this, the above mentioned representation of Saipem (insofar as 2015 comparative periods are concerned) and continuing operations as standalone entities do not fully illustrate their results, mainly when relevant intercompany transactions occur in the reporting period disclosed in this press release as well as in future reporting periods. Further information on Saipem (insofar as 2015 comparative periods are concerned) and continuing operations results with detailed intercompany transaction see segment information at page 22 and subsequent.

Financial review

Adjusted results

In the second quarter of 2016 adjusted operating profit was €188 million, down by €1,366 million, or 87.9% compared to the second quarter of 2015. This trend was attributable to lower commodity prices and margins (down by €1.4 billion), the Val d’Agri shutdown and non-recurring items in G&P down by €0.4 billion, partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €0.4 billion, mainly in the E&P segment.

Adjusted net loss pertaining to Eni’s shareholders was €290 million, down by €795 million compared to the second quarter of 2015, due to declining operating performance and a lower than proportional reduction in tax expense of the Exploration & Production segment.

In the first half of 2016 adjusted operating profit was €771 million, decreasing by €2,315 million, or 75% from the first half of 2015, for the same drivers described in the disclosure of the quarterly results. The main y-o-y headwinds faced by the Group operating results were lower commodity prices and margins with a negative effect of €2.8 billion, the Val d’Agri shutdown and non-recurring items in the G&P segment (down by €0.5 billion), partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €1 billion, mainly in the E&P segment.

Special charges of the operating profit amounted to €148 million in the quarter (€297 million in the first half), and mainly related to: (i) impairment losses on gas properties in the upstream segment (€105 million in both the reporting periods) driven by the impact of a lower price environment in Europe; (ii) environmental provisions (€78 million in the quarter and €101 million in the first half); (iii) the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of €248 million and €115 million in the second quarter and the first half of 2016, respectively); (iv) exchange rate differences and derivatives (charge of €24 million in the quarter; gain of €18 million in the first half).

Non-operating special items referred to income taxes including related to tax effects of special gains/charges in operating profit as well as the write-off of certain deferred tax assets (€149 million) due to projections of lower future taxable profit at Italian subsidiaries.

Reported results

In the second quarter of 2016 Eni reported a net loss from continuing operations of €446 million, down from €498 million net profit reported in the second quarter of 2015. The structural weakness of the oil market, oversupply and overcapacity headwinds in the European gas and refining sectors have negatively affected the Group’s performance, eroding results from operations and cash flow.

The operating performance was lower by €1,385 million to €220 million and reflected sharply lower revenues of the E&P segment due to a prolonged downturn in commodity prices (the Brent benchmark was down by 26%, also Italian prices fell), the Val d’Agri production shutdown and declining performance in the G&P segment. The negative impact of the trading environment on profitability and cash generation was partly offset by cost efficiencies, optimization gains and better performances across all business segments and production growth in other areas

Net loss for the quarter was negatively impacted by the recognition of a net tax expense amounting to €569 million which reduction y-o-y was proportionally much lower than the reduction in pre-tax earnings. This circumstance reflected the impact of a deteriorating price scenario in the upstream segment, which resulted in a large portion of the segment’s taxable profit being earned in PSA contracts, which, although more resilient in a low-price environment, nonetheless bear higher-than-average rates of tax and a reduced capacity to recognize deferred tax assets on losses incurred in the quarter.

In the first half of 2016 net loss from continuing operations amounted to €829 million, worsening by €2,114 million from the first half of 2015, due to the same drivers described in the disclosure of the quarter.

Group net loss pertaining to Eni’s shareholders amounted to €1,242 million, which included a loss in the discontinued operations of €413 million taken to align the book value of the residual Eni’s interest in Saipem to its fair value at the date of loss of control (January 22, 2016).

Summarized Group Balance Sheet7

(€ million)
	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Change vs. Dec. 31, 2015	Change vs. Mar. 31, 2016

Fixed assets
Property, plant and equipment	68,005	66,426	67,826	(179)	1,400
Inventories - Compulsory stock	909	871	1,037	128	166
Intangible assets	3,034	2,961	2,882	(152)	(79)
Equity-accounted investments and other investments	3,513	4,782	4,727	1,214	(55)
Receivables and securities held for operating purposes	2,273	2,233	2,339	66	106
Net payables related to capital expenditure	(1,284)	(1,406)	(1,555)	(271)	(149)
	76,450	75,867	77,256	806	1,389
Net working capital
Inventories	4,579	4,013	4,413	(166)	400
Trade receivables	12,616	12,771	10,865	(1,751)	(1,906)
Trade payables	(9,605)	(9,697)	(9,770)	(165)	(73)
Tax payables and provisions for net deferred tax liabilities	(4,137)	(4,347)	(4,048)	89	299
Provisions	(15,375)	(13,966)	(13,952)	1,423	14
Other current assets and liabilities	1,827	1,493	2,308	481	815
	(10,095)	(9,733)	(10,184)	(89)	(451)
Provisions for employee post-retirement benefits	(1,123)	(1,122)	(1,030)	93	92
Discontinued operations and assets held for sale including related liabilities	9,048	89	75	(8,973)	(14)
CAPITAL EMPLOYED, NET	74,280	65,101	66,117	(8,163)	1,016

Eni shareholders’ equity	55,493	52,832	52,257	(3,236)	(575)
Non-controlling interest	1,916	47	46	(1,870)	(1)
Shareholders’ equity	57,409	52,879	52,303	(5,106)	(576)
Net borrowings	16,871	12,222	13,814	(3,057)	1,592
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,280	65,101	66,117	(8,163)	1,016
Leverage	0.29	0.23	0.26	(0.03)	0.03

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate which determined a decrease in net capital employed, total equity and net borrowings by €950 million, €875 million and €75 million, respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 1.9% appreciation of the euro against the US dollar (1 EUR= 1.1102 USD at June 30, 2016 compared to 1.089 at December 31, 2015).

Fixed assets (€77,256 million) increased by €806 million from December 31, 2015. The item “Property, plant and equipment” slightly decreased mainly due to the appreciation of the euro and DD&A and write-offs (€3,974 million) partly offset by capital expenditure for the period (€4,879 million). Finally the line item “Equity-accounted investments and other investments” increased by €1,214 million due to the recognition as an equity-accounted investment of the residual 30.55% stake in Saipem and the pro-quota amount cashed out to subscribe Saipem share capital increase for an overall amount of €1,614 million, as well as the entity result for the period attributable to Eni.

7 The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Net working capital was in negative territory at minus €10,184 million, barely unchanged compared to December 31, 2015. Reduced trade receivables, mainly in the G&P segment, were offset by lower risk provisions as well as higher receivables due by joint-venture partners in the E&P segment.

Discontinued operations, asset held for sale including related liabilities (€75 million) decreased by €8,973 million due to the closing of Saipem transaction. The residual amount mainly referred to fuel distribution activities in Eastern Europe in disposal phase.

Shareholders’ equity including non-controlling interest was €52,303 million, down by €5,106 million from December 31, 2015. This was due to net loss in comprehensive income (€1,756 million) given by net loss of €1,237 million and negative foreign currency translation differences (€875 million). Also affecting the total equity was the de-recognition of Saipem non-controlling interest (€1,872 million), dividend distribution and other changes of €1,444 million (€1,440 million being the 2015 balance dividend paid to Eni’s shareholders and dividends to non-controlling interests). These effects partially offset by the positive change in the cash flow hedge reserve (€428 million).

Summarized Group Cash Flow Statement8

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016	Change
855	(380)	(444)	Net profit (loss) - continuing operations	1,499	(824)	(2,323)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,863	1,892	1,960	- depreciation, depletion and amortization and other non monetary items	4,918	3,852	(1,066)
(28)	(18)	(9)	- net gains on disposal of assets	(342)	(27)	315
949	440	643	- dividends, interest, taxes and other changes	1,795	1,083	(712)
449	226	546	Changes in working capital related to operations	1,273	772	(501)
(1,170)	(790)	(966)	Dividends received, taxes paid, interest (paid) received	(2,589)	(1,756)	833
3,918	1,370	1,730	Net cash provided by operating activities - continuing operations	6,554	3,100	(3,454)
(614)			Net cash provided by operating activities - discontinued operations	(1,011)		1,011
3,304	1,370	1,730	Net cash provided by operating activities	5,543	3,100	(2,443)
(3,150)	(2,455)	(2,424)	Capital expenditure - continuing operations	(5,834)	(4,879)	955
(118)			Capital expenditure - discontinued operations	(268)		268
(3,268)	(2,455)	(2,424)	Capital expenditure	(6,102)	(4,879)	1,223
(47)	(1,124)	(28)	Investments and purchase of consolidated subsidiaries and businesses	(108)	(1,152)	(1,044)
97	805	146	Disposals	644	951	307
220	(39)	(4)	Other cash flow related to capital expenditure, investments and disposals	(376)	(43)	333
306	(1,443)	(580)	Free cash flow	(399)	(2,023)	(1,624)
197	5,987	(788)	Borrowings (repayment) of debt related to financing activities	25	5,199	5,174
(267)	(3,702)	1,880	Changes in short and long-term financial debt	1,163	(1,822)	(2,985)
(2,019)		(1,444)	Dividends paid and changes in non-controlling interest and reserves	(2,019)	(1,444)	575
(21)	(22)	2	Effect of changes in consolidation and exchange differences	82	(20)	(102)
(1,804)	820	(930)	NET CASH FLOW	(1,148)	(110)	1,038
3,565	1,370	1,730	Net cash provided by operating activities on standalone basis	6,397	3,100	(3,297)

Change in net borrowings
(€ million)
Second Quarter	First Quarter	Second Quarter		First half
2015	2016	2016		2015	2016	Change
306	(1,443)	(580)	Free cash flow	(399)	(2,023)	(1,624)
			Net borrowings of acquired companies
	5,818	2	Net borrowings of divested companies	18	5,820	5,802
376	274	430	Exchange differences on net borrowings and other changes	(392)	704	1,096
(2,019)		(1,444)	Dividends paid and changes in non-controlling interest and reserves	(2,019)	(1,444)	575
(1,337)	4,649	(1,592)	CHANGE IN NET BORROWINGS	(2,792)	3,057	5,849

In the first half 2016, net cash provided by operating activities amounted to €3,100 million. Proceeds from disposals were €951 million and mainly related to the 12.503% interest in Saipem (€463 million) and an interest in Snam due to exercise of the conversion right by bondholders (€332 million).

These inflows funded part of the financial requirements for the payment of Eni’s balance dividend of 2015 (€1,440 million), capital expenditure (€4,879 million) and the amount cashed out to subscribe the share capital increase of Saipem.

When considering the cash flow associated to the reimbursement of intercompany financing receivables amounting to €5,818 million, as part of the closing of the Saipem deal, the Group’s net debt decreased by €3,057 million.

From January 1, 2016, Eni’s captive insurance subsidiary is required to meet certain capital and solvency ratios as minimum requirements to continue performing the insurance activity based on the provisions of EU Solvency II Directive (the so called Minimum Capital Requirement - MCR - and Solvency Capital Requirement –

8 Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SCR). Therefore, it is no longer necessary to commit the financial assets of the insurance company to funding the loss provisions. Accordingly, those assets, which mainly comprise available-for-sale securities and bank deposits, have ceased to be classified as held for operating purposes and have been netted against finance debt in determining the Group net borrowing at June 30, 2016 with a positive impact of €569 million.

Other information

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2016, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by segment for the second quarter and the first half of 2016 is provided in the following pages.

Exploration & Production

Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16			First Half
2015	2016	2016	vs. II Q.15	RESULTS	(€ million)	2015	2016	% Ch.

6,200	3,356	3,887	(37.3)	Net sales from operations		11,412	7,243	(36.5)
1,461	94	194	(86.7)	Operating profit (loss)		2,874	288	(90.0)
124	1	161		Exclusion of special items:		(209)	162
111		105		- asset impairments		111	105
	7			- impairment of exploration projects			7
(4)		1		- net gains on disposal of assets		(329)	1
9	1	3		- provision for redundancy incentives		10	4
20	4	11		- commodity derivatives		31	15
(3)		25		- exchange rate differences and derivatives		(20)	25
(9)	(11)	16		- other		(12)	5
1,585	95	355	(77.6)	Adjusted operating profit (loss)		2,665	450	(83.1)
(66)	(58)	(57)		Net financial income (expense) (a)		(130)	(115)
125	25	60		Net income (expense) from investments (a)		148	85
(1,016)	(307)	(403)		Income taxes (a)		(1,811)	(710)
61.8	-	-		Tax rate (%)		67.5	-
628	(245)	(45)	-	Adjusted net profit (loss)		872	(290)	-
				Results also include:
183	87	153	(16.4)	exploration expense:		305	240	(21.3)
70	55	59	(15.7)	- prospecting, geological and geophysical expenses		135	114	(15.6)
113	32	94	(16.8)	- write-off of unsuccessful wells (b)		170	126	(25.9)
3,124	2,242	2,267	(27.4)	Capital expenditure		5,660	4,509	(20.3)

				Production (c) (d)
903	890	852	(5.6)	Liquids (e)	(kbbl/d)	882	871	(1.2)
4,676	4,718	4,709	0.8	Natural gas	(mmcf/d)	4,636	4,713	1.5
1,754	1,754	1,715	(2.2)	Total hydrocarbons	(kboe/d)	1,726	1,734	0.5

				Average realizations
55.60	29.69	40.58	(27.0)	Liquids (e)	($/bbl)	52.28	35.14	(32.8)
4.63	3.31	3.11	(32.8)	Natural gas	($/kcf)	4.86	3.21	(34.1)
41.96	24.09	29.30	(30.2)	Total hydrocarbons	($/boe)	40.22	26.69	(33.6)

				Average oil market prices
61.92	33.89	45.57	(26.4)	Brent dated	($/bbl)	57.95	39.73	(31.4)
56.04	30.75	40.36	(28.0)	Brent dated	(€/bbl)	51.93	35.60	(31.4)
57.84	33.27	45.48	(21.4)	West Texas Intermediate	($/bbl)	53.20	39.38	(26.0)
2.73	1.96	2.14	(21.6)	Gas Henry Hub	($/mmbtu)	2.80	2.05	(26.8)

(a) Excluding special items

(b) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

(c) Supplementary operating data is provided on page 37.

(d) Includes Eni’s share of production of equity-accounted entities.

(e) Includes condensates.

Results

In the second quarter of 2016, the Exploration & Production segment reported an adjusted operating profit of €355 million, down by €1,230 million or 77.6% compared to the second quarter of 2015. This result was driven by lower oil and gas realizations in dollar terms (down by 27% and 32.8%, respectively), reflecting trends in the marker Brent (down by 26.4%), weak gas prices in Europe and in the United States, as well as the production shutdown at the Val d’Agri profit centre for the whole Q2. These effects were only partially offset by higher production in other areas, cost efficiencies (lower opex) and decreasing DD&A.

Adjusted operating profit for the second quarter of 2016 excluded a positive adjustment of €161 million (€162 million in the first half of 2016). This was due to impairment losses relating to gas properties (€105 million) driven by the impact of a lower price environment in Europe and special gains of €25 million relating to exchange differences and derivatives related to exchange rate exposure in commodity pricing formulas and exposure on trade payables that are reclassified to adjusted operating profit as well as losses on fair-valued derivatives (€11 million) embedded in the pricing formulas of long-term gas supply agreements.

In the second quarter of 2016, the Exploration & Production segment reported an adjusted net loss of €45 million, worsening by €673 million compared to €628 million net profit reported in the same period of the previous year. This was due to lower operating performance and a lower than proportional reduction in the tax expense, driven by a deteriorating price scenario, which resulted in the concentration of taxable profit in PSA contracts, which, although more resilient in a low-price environment, bear higher-than average rates of tax and a reduced capacity to recognize deferred tax assets on losses incurred in the quarter.

In the first half of 2016, adjusted operating profit amounted to €450 million, declining by €2,215 million, or 83.1%, from the same period of the previous year, due to the same drivers disclosed in the quarterly results.

Adjusted net loss of €290 million was due to worsening operating performance and increasing tax rate as disclosed in the quarterly results.

In the first half of 2016, taxes paid represented approximately 37% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid.

Operating review

In the second quarter of 2016, Eni’s hydrocarbon production9 was 1.715 million boe/d (1.734 million boe/d in the first half of 2016), 2.2% lower compared to the second quarter of 2015 (a slight increase of 0.5% compared to the first half of 2015). Excluding the price effects reported in Production Sharing Agreements and other factors, as well as production shutdown in the Val d’Agri district (down 65 kboe/d in the quarter; down 33 kboe/d in the first half), production increased by 0.6% from the second quarter of 2015 (up by 1.3% in the first half). New fields’ start-ups and production ramp-up at fields started in 2015 mainly in Venezuela, Norway and Angola, as well as increased production in Iraq were partly offset by planned facilities downtime, mainly in the United Kingdom, Kazakhstan and Libya and the decline in mature fields. The share of oil and natural gas produced outside Italy was 94% and 93%, in the quarter and in the first half, respectively (compared to 90% in the corresponding periods a year ago).

Liquids production (852 kbbl/d) decreased by 51 kbbl/d or 5.6% from the second quarter of 2015 due to production shutdown in the Val d’Agri district and planned facilities downtime. These negatives were partly offset by start-ups/production ramp-up in Norway and Angola as well as higher production in Iraq.

Natural gas production in the second quarter (4,709 mmcf/d) slightly increased from the corresponding period a year ago (up by 0.8%). Increased production in Venezuela was partly offset by planned facilities downtime and mature fields decline.

In the first half of 2016, liquids production (871 kbbl/d) decreased by 11 kbbl/d or 1.2% from the first half of 2015.

Natural gas production (4,713 mmcf/d) increased by 77 mmcf/d or 1.5% from the corresponding period a year ago.

9 From January 1, 2016, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,458 cubic feet of gas equals 1 barrel of oil (it was 5,492 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the second quarter and first half of 2016 was 5 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Gas & Power

Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16			First Half
2015	2016	2016	vs. II Q.15	RESULTS	(€ million)	2015	2016	% Ch.

14,263	10,030	9,734	(31.8)	Net sales from operations		30,636	19,764	(35.5)
27	83	(154)	-	Operating profit (loss)		213	(71)	-
48	128	30		Exclusion of inventory holding (gains) losses		79	158
(44)	74	(105)		Exclusion of special items:		33	(31)
17				- asset impairments		17
		(1)		- net gains on disposal of assets			(1)
3		1		- provision for redundancy incentives		3	1
6	103	(247)		- commodity derivatives		14	(144)
(94)	(39)	(1)		- exchange rate differences and derivatives		(25)	(40)
24	10	143		- other		24	153
31	285	(229)	-	Adjusted operating profit (loss)		325	56	(82.8)
3	2	2		Net finance income (expense) (a)		5	4
	5	(7)		Net income (expense) from investments (a)		3	(2)
(30)	(128)	73		Income taxes (a)		(111)	(55)
88.2	43.8	31.2		Tax rate (%)		33.3	94.8
4	164	(161)	-	Adjusted net profit (loss)		222	3	(98.6)
26	22	22	(15.4)	Capital expenditure		44	44
				Natural gas sales (b)	(bcm)
10.58	10.79	8.63	(18.4)	Italy		21.11	19.42	(8.0)
11.81	13.31	12.52	6.0	International sales		26.90	25.83	(4.0)
9.48	11.30	10.64	12.2	- Rest of Europe		22.45	21.94	(2.3)
1.51	1.20	1.21	(19.9)	- Extra European markets		2.85	2.41	(15.4)
0.82	0.81	0.67	(18.3)	- E&P sales in Europe and in the Gulf of Mexico		1.60	1.48	(7.5)
22.39	24.10	21.15	(5.5)	Worldwide gas sales		48.01	45.25	(5.7)
				of which:
20.84	22.54	19.82	(4.9)	- Sales of consolidated subsidiaries		45.07	42.36	(6.0)
0.73	0.75	0.66	(9.6)	- Eni's share of sales of natural gas of affiliates		1.34	1.41	5.2
0.82	0.81	0.67	(18.3)	- E&P sales in Europe and in the Gulf of Mexico		1.60	1.48	(7.5)
8.35	9.45	8.64	3.5	Electricity sales	(TWh)	16.82	18.09	7.6

(a) Excluding special items.

(b) Supplementary operating data is provided on page 38.

Results

In the second quarter of 2016, the Gas & Power segment reported an adjusted operating loss of €229 million, down by €260 million from the second quarter of 2015. This reflected lower one-off benefits associated to contract renegotiations and other non-recurring events, lower margins on commodity sales due to an unfavorable trading environment and competitive pressure, partially offset by optimization initiatives and reduced logistic costs.

Adjusted operating profit for the quarter excluded a loss on stock of €30 million in the quarter (€158 million in the first half) and net special gains of €105 million in the quarter (€31 million in the first half) which comprised the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of €247 million and €144 million in the two reporting periods) net of other extraordinary charges of €143 million in the quarter (€153 million in the first half). Adjusted operating result of the period include the negative balance of €40 million of the exchange rate differences and derivatives.

In the quarter, adjusted net loss amounted to €161 million, €165 million less compared to the same period of the previous year that registered a substantial break-even result. This was due to the same drivers described on the adjusted operating profit disclosure partly offset by certain tax items.

In the first half of 2016, the Gas & Power segment reported an adjusted operating profit of €56 million, down by €269 million from the corresponding period of 2015. This reflected the circumstance that the first half of 2015 benefitted from one-off benefits associated to contract renegotiations of supply contracts retroactive to previous reporting periods. These negatives were partly offset by optimization initiatives and reduced logistics costs. The retail segment reported lower results due to unusual winter weather conditions.

In the first half, the Gas & Power segment reported an adjusted net profit of €3 million due to the increase of adjusted tax rate.

Operating review

In the second quarter of 2016, Eni’s natural gas sales were 21.15 bcm, down by 1.24 bcm, or 5.5% compared to the second quarter of 2015. Sales in Italy decreased by 18.4% to 8.63 bcm driven by lower spot sales to hub (PSV). Sales in the European markets amounted to 9.65 bcm, up by 15.3%, reflecting higher spot sales in Germany/Austria and in Benelux, partially offset by lower volumes in Turkey, driven by lower sales to Botas, and decreased volumes sold in the Iberian Peninsula due to competitive pressure. In the quarter, sales to Extra European markets decreased by 19.9% reflecting lower LNG volumes marketed in the Far East, due to the lack of contracts renewal.

Sales of natural gas in the first half of 2016 amounted to 45.25 bcm (included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico) reporting a decrease of 2.76 bcm or 5.7% from the first half of 2015. Sales in Italy decreased to 19.42 bcm, down by 8% from the first half of 2015, due to the same drivers described in the quarter as well as to lower volumes sold to residential segment due to unfavourable weather conditions. Sales in the European markets amounted to 19.82 bcm, down by 1.9% driven by the reduction of sales in Turkey, the lower volumes marketed in France and in the United Kingdom due to increasing competitive pressure, as well as lower spot sales in Benelux. These negatives were only partially offset by higher spot volumes sold in Germany/Austria.

Electricity sales were 8.64 TWh in the second quarter of 2016, up by 3.5%, from the corresponding period of 2015 (18.09 Twh, up by 7.6% in the first half of 2016) mainly due to higher volumes traded on the large and middle segments.

Refining & Marketing and Chemicals

Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16			First Half
2015	2016	2016	vs. II Q.15	RESULTS	(€ million)	2015	2016	Var. %

6,695	3,869	4,829	(27.9)	Net sales from operations		12,051	8,698	(27.8)
120	48	315	-	Operating profit (loss)		219	363	65.8
(151)	63	(215)		Exclusion of inventory holding (gains) losses		(284)	(152)
136	66	56		Exclusion of special items:		291	122
60	23	44		- environmental charges		80	67
43	13	21		- asset impairments		70	34
(4)		(4)		- net gains on disposal of assets		(5)	(4)
7				- risk provisions		7
(4)	4			- provision for redundancy incentives			4
27	26	(12)		- commodity derivatives		117	14
(2)	(3)			- exchange rate differences and derivatives		12	(3)
9	3	7		- other		10	10
105	177	156	48.6	Adjusted operating profit (loss)		226	333	47.3
39	66	44	12.8	- Refining & Marketing		131	110	(16.0)
66	111	112	69.7	- Chemicals		95	223	-
(3)	1	(1)		Net finance income (expense) (a)		(4)
3	20			Net income (expense) from investments (a)		38	20
(26)	(54)	(51)		Income taxes (a)		(85)	(105)
24.8	27.3	32.9		Tax rate (%)		32.7	29.7
79	144	104	31.6	Adjusted net profit (loss)		175	248	41.7
152	85	127	(16.4)	Capital expenditure		255	212	(16.9)
				Global indicator refining margin
9.1	4.2	4.6	(49.4)	Standard Eni Refining Margin (SERM) (b)	($/bbl)	8.3	4.4	(47.2)
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.77	5.26	5.48	(5.0)	Refining throughputs in Italy		11.55	10.74	(7.0)
6.59	5.90	6.19	(6.1)	Refining throughputs on own account		13.50	12.09	(10.4)
5.64	5.20	5.48	(2.8)	- Italy		11.32	10.68	(5.7)
0.95	0.70	0.71	(25.3)	- Rest of Europe		2.18	1.41	(35.3)
0.05	0.04	0.05		Green refining throughputs		0.09	0.09
2.30	2.00	2.21	(3.9)	Retail sales in Europe		4.35	4.21	(3.2)
1.51	1.37	1.50	(0.7)	- Italy		2.87	2.87
0.79	0.63	0.71	(10.1)	- Rest of Europe		1.48	1.34	(9.5)
2.98	2.55	2.81	(5.7)	Wholesale sales in Europe		5.75	5.36	(6.8)
2.00	1.84	2.01	0.5	- Italy		3.69	3.85	4.3
0.98	0.71	0.80	(18.4)	- Rest of Europe		2.06	1.51	(26.7)
0.11	0.10	0.10	(9.1)	Wholesale sales outside Europe		0.21	0.20	(4.8)
1,327	1,438	1,460	10.0	Production of petrochemical products	(mmtonnes)	2,745	2,898	5.6
1,275	1,019	1,083	(15.1)	Sales of petrochemical products	(€ million)	2,370	2,102	(11.3)

(a) Excluding special items.

(b) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results

In the second quarter of 2016, the Refining & Marketing and Chemicals segment reported adjusted operating profit of €156 million, up by €51 million or 48.6% compared to the second quarter of 2015.

Notwithstanding a weak scenario, Refining & Marketing business reported an adjusted operating profit of €44 million increasing by €5 million from the second quarter of 2015 (up 12.8%) driven by increasing results of Refining due to optimization and efficiency initiatives as well as higher availability of processing plants.

The Chemical business registered adjusted operating profit of €112 million increasing by €46 million from the second quarter of 2015, in a non-completely favourable trading environment, benefitting from the efficiency initiatives performed in previous reporting periods and increasing margins in polyethylene, while cracker margins resulted substantially stable.

Special charges excluded from adjusted operating profit of the second quarter of 2016 amounted to a net positive of €56 million (€122 million in the first half of 2016). This included impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods (€21 million and €34 million in the second quarter and the first half, respectively), environmental charges (€44 million and €67 million in the two reporting periods, respectively) as well as fair-value evaluation of certain commodity derivatives (gains of €12 million in the quarter and charges of €14 million in the first half) lacking the formal criteria to be accounted as hedges under IFRS.

Adjusted net profit in the quarter amounted to €104 million, up by €25 million from the corresponding period of the previous year due to increasing operating performance.

In the first half of 2016 the Refining & Marketing and Chemicals segment reported adjusted operating profit of €333 million, increasing by €107 million from the corresponding period of 2015. Adjusted net profit of €248 million increased by €73 million. The drivers of the above-mentioned results were the same described in the quarterly disclosure.

Operating review

In the second quarter of 2016, the Standard Eni Refining Margin (SERM) has halved its value to 4.6 $/bl, compared to 9.1 $/bl reported in the same quarter of 2015 (down by 47.2%, compared to 8.3 $/bl reported in the first half of 2015), reflecting weaker products prices (mainly gasoil).

In this context, Eni refining throughputs amounted to 6.19 mmtonnes, down by 6.1% (12.09 mmtonnes in the first half; down by 10.4%). On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in the Czech Republic finalized on April 30, 2015, refining throughputs in the second quarter reported a decrease of 3% (down 5.3% compared to the first half of 2015). Volumes processed in Italy were down 2.8% in the quarter; down 5.7% in the first half, due to lower availability of domestic crude oil following the shutdown of the Val d’Agri field, as well as other planned maintenance turnarounds. On a homogeneous basis, the second quarter volumes processed outside Italy decreased by 4.5%, (down 3% on a half-year basis).

Barely unchanged the volumes of biofuels produced from vegetable oil at the Venice Green Refinery compared to the corresponding periods of the previous year.

Retail sales in Italy of 1.50 mmtonnes in the quarter (2.87 mmtonnes in the first half) were barely unchanged from both the comparative periods. Eni’s retail market share was 24.2%, down 0.3 percentage points from the second quarter of 2015. This decrease refers mainly to sales in highway stations and dealer owned stations; volumes marketed at company owned stations increased by 2% in line with national fuel consumption trends.

Wholesale sales in Italy amounted to 2.01 mmtonnes in the second quarter of 2016, substantially stable compared to the corresponding period of 2015 (3.85 mmtonnes in the first half of 2016, up by 4.3% compared to the first half of 2015). Lower sales of gasoil and bunker were almost offset by higher volumes of jet fuels and minor products.

Retail and wholesale sales in the rest of Europe decreased in both the reporting periods compared to the same periods of the previous year mainly due to the assets disposal in the Czech Republic and Slovakia finalized in July 2015. These negatives were partially offset by higher volumes traded in France in both the businesses segments.

Petrochemical production of 1.46 mmtonnes (2.90 mmtonnes in the first half, up by 5.6%) increased by 10% reflecting higher sales of olefins in the intermediates segment.

Summarized Group profit and loss account

(€ million)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

20,279	13,344	13,416	(33.8)	Net sales from operations	41,317	26,760	(35.2)
118	207	295	-	Other income and revenues	669	502	(25.0)
(15,795)	(11,459)	(11,505)	27.2	Operating expenses	(33,290)	(22,964)	31.0
(276)	(117)	118	-	Other operating income (expense)	(298)	1	-
(2,602)	(1,835)	(2,018)	22.4	Depreciation, depletion, amortization and impairments	(4,834)	(3,853)	20.3
(119)	(35)	(86)	(27.7)	Write-off	(189)	(121)	36.0
1,605	105	220	(86.3)	Operating profit (loss)	3,375	325	(90.4)
81	(135)	(153)	-	Finance income (expense)	(563)	(288)	48.8
176	20	58	(67.0)	Income (expense) from investments	452	78	(82.7)
1,862	(10)	125	(93.3)	Profit (loss) before income taxes	3,264	115	(96.5)
(1,007)	(370)	(569)	43.5	Income taxes	(1,765)	(939)	46.8
54.1	-	-		Tax rate (%)	54.1	-
855	(380)	(444)	-	Net profit (loss) - continuing operations	1,499	(824)	-
(1,400)	(413)		-	Net profit (loss) - discontinued operations	(1,298)	(413)	68.2
(545)	(793)	(444)	18.5	Net profit (loss)	201	(1,237)	-
(97)	(796)	(446)	-	Eni's shareholders	735	(1,242)	-
498	(383)	(446)	-	- continuing operations	1,285	(829)	-
(595)	(413)		-	- discontinued operations	(550)	(413)	24.9
(448)	3	2	-	Non-controlling interest	(534)	5	-
357	3	2	(99.4)	- continuing operations	214	5	(97.7)
(805)			-	- discontinued operations	(748)		-
498	(383)	(446)	-	Net profit (loss) attributable to Eni's shareholders - continuing operations	1,285	(829)	-
(46)	224	(123)		Exclusion of inventory holding (gains) losses	41	101
174	182	279		Exclusion of special items	129	461
626	23	(290)	-	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations (a)	1,455	(267)	-
(121)				Reinstatement of intercompany transactions vs. discontinued operations	(224)
505	23	(290)	-	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis (a)	1,231	(267)	-

(a) Alternative preformance measures. For a detailed explanation and reconciliation of adjusted results which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating the elimination of gains and losses on intercompany transactions with discontinued operations see the following pages.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis

Considering the relevant impact of the discontinued operations on Eni’s 2015 financial statements, management determines adjusted performance measures on a standalone basis which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations anticipating the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

(€ million)
Second Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	194	(154)	315	(162)	27	220
Exclusion of inventory holding (gains) losses		30	(215)		5	(180)
Exclusion of special items:
environmental charges			44	34		78
asset impairments	105		21	5		131
net gains on disposal of assets	1	(1)	(4)			(4)
provision for redundancy incentives	3	1				4
commodity derivatives	11	(247)	(12)			(248)
exchange rate differences and derivatives	25	(1)				24
other	16	143	7	(4)		162
Special items of operating profit (loss)	161	(105)	56	36		148
Adjusted operating profit (loss)	355	(229)	156	(126)	32	188
Net finance (expense) income (a)	(57)	2	(1)	(121)		(177)
Net income (expense) from investments (a)	60	(7)		10		63
Income taxes (a)	(403)	73	(51)	27	(8)	(362)
Tax rate (%)	-	31.2	32.9			-
Adjusted net profit (loss)	(45)	(161)	104	(210)	24	(288)
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						(290)
Reported net profit (loss) attributable to Eni's shareholders						(446)
Exclusion of inventory holding (gains) losses						(123)
Exclusion of special items						279
Adjusted net profit (loss) attributable to Eni's shareholders						(290)

(a) Excluding special items.

(€ million)
								DISCONTINUED OPERATIONS
Second Quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis
Reported operating profit (loss)	1,461	27	120	(193)	(950)	(81)	384	950	271	1,221	1,605		1,334
Exclusion of inventory holding (gains) losses		48	(151)			37	(66)				(66)		(66)
Exclusion of special items:
environmental charges			60	64			124				124		124
asset impairments	111	17	43	3	211		385	(211)		(211)	174		174
net gains on disposal of assets	(4)		(4)	(1)			(9)				(9)		(9)
provision for redundancy incentives	9	3	(4)	1	1		10	(1)		(1)	9		9
commodity derivatives	20	6	27		(2)		51	2	(2)		51		53
exchange rate differences and derivatives	(3)	(94)	(2)				(99)				(99)		(99)
other	(9)	24	9	1			25				25		25
Special items of operating profit (loss)	124	(44)	136	70	210		496	(210)	(2)	(212)	284		286
Adjusted operating profit (loss)	1,585	31	105	(123)	(740)	(44)	814	740	269	1,009	1,823	(269)	1,554
Net finance (expense) income (a)	(66)	3	(3)	(186)	(1)		(253)	1	32	33	(220)		(252)
Net income (expense) from investments (a)	125		3	43	(17)		154	17		17	171		171
Income taxes (a)	(1,016)	(30)	(26)	56	41	10	(965)	(41)	(21)	(62)	(1,027)		(1,006)
Tax rate (%)	61.8	88.2	24.8				-				57.9		68.3
Adjusted net profit (loss)	628	4	79	(210)	(717)	(34)	(250)	717	280	997	747	(280)	467
of which:
- Adjusted net profit (loss) of non-controlling interest							(446)			567	121	(159)	(38)
- Adjusted net profit (loss) attributable to Eni's shareholders							196			430	626	(121)	505
Reported net profit (loss) attributable to Eni's shareholders							(97)			595	498		498
Exclusion of inventory holding (gains) losses							(46)				(46)		(46)
Exclusion of special items							339			(165)	174		174
Reinstatement of intercompany transactions vs. discontinued operations													(121)
Adjusted net profit (loss) attributable to Eni's shareholders							196			430	626		505

(a) Excluding special items.

(€ million)
First half 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	288	(71)	363	(260)	5	325		325
Exclusion of inventory holding (gains) losses		158	(152)		143	149		149
Exclusion of special items:
environmental charges			67	34		101		101
asset impairments	105		34	9		148		148
impairment of exploration projects	7					7		7
net gains on disposal of assets	1	(1)	(4)			(4)		(4)
provision for redundancy incentives	4	1	4	2		11		11
commodity derivatives	15	(144)	14			(115)		(115)
exchange rate differences and derivatives	25	(40)	(3)			(18)		(18)
other	5	153	10	(2)		166		166
Special items of operating profit (loss)	162	(31)	122	44		297		297
Adjusted operating profit (loss)	450	56	333	(216)	148	771		771
Net finance (expense) income (a)	(115)	4		(155)		(266)		(266)
Net income (expense) from investments (a)	85	(2)	20	3		106		106
Income taxes (a)	(710)	(55)	(105)	43	(46)	(873)		(873)
Tax rate (%)	-	94.8	29.7			-		-
Adjusted net profit (loss)	(290)	3	248	(325)	102	(262)		(262)
of which:
- Adjusted net profit (loss) of non-controlling interest						5		5
- Adjusted net profit (loss) attributable to Eni's shareholders						(267)		(267)
Reported net profit (loss) attributable to Eni's shareholders						(1,242)	413	(829)
Exclusion of inventory holding (gains) losses						101		101
Exclusion of special items						874	(413)	461
Adjusted net profit (loss) attributable to Eni's shareholders						(267)		(267)

(a) Excluding special items.

(€ million)
								DISCONTINUED OPERATIONS
First half 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis
Reported operating profit (loss)	2,874	213	219	(286)	(788)	(182)	2,050	788	537	1,325	3,375		2,838
Exclusion of inventory holding (gains) losses		79	(284)			264	59				59		59
Exclusion of special items:
environmental charges			80	64			144				144		144
asset impairments	111	17	70	4	211		413	(211)		(211)	202		202
net gains on disposal of assets	(329)		(5)	(1)			(335)				(335)		(335)
provision for redundancy incentives	10	3		1	2		16	(2)		(2)	14		14
commodity derivatives	31	14	117		(5)		157	5	(5)		157		162
exchange rate differences and derivatives	(20)	(25)	12				(33)				(33)		(33)
other	(12)	24	10	4			26				26		26
Special items of operating profit (loss)	(209)	33	291	74	208		397	(208)	(5)	(213)	184		189
Adjusted operating profit (loss)	2,665	325	226	(212)	(580)	82	2,506	580	532	1,112	3,618	(532)	3,086
Net finance (expense) income (a)	(130)	5	(4)	(302)	(3)		(434)	3	14	17	(417)		(431)
Net income (expense) from investments (a)	148	3	38	273	(10)		452	10		10	462		462
Income taxes (a)	(1,811)	(111)	(85)	99	(13)	(23)	(1,944)	13	(26)	(13)	(1,957)		(1,931)
Tax rate (%)	67.5	33.3	32.7				77.0				53.4		62.0
Adjusted net profit (loss)	872	222	175	(142)	(606)	59	580	606	520	1,126	1,706	(520)	1,186
of which:
- Adjusted net profit (loss) of non-controlling interest							(390)			641	251	(296)	(45)
- Adjusted net profit (loss) attributable to Eni's shareholders							970			485	1,455	(224)	1,231
Reported net profit (loss) attributable to Eni's shareholders							735			550	1,285		1,285
Exclusion of inventory holding (gains) losses							41				41		41
Exclusion of special items							194			(65)	129		129
Reinstatement of intercompany transactions vs. discontinued operations													(224)
Adjusted net profit (loss) attributable to Eni's shareholders							970			485	1,455		1,231

(a) Excluding special items.

(€ million)
First Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	94	83	48	(98)	(22)	105		105
Exclusion of inventory holding (gains) losses		128	63		138	329		329
Exclusion of special items:
environmental charges			23			23		23
asset impairments			13	4		17		17
impairment of exploration projects	7					7		7
provision for redundancy incentives	1		4	2		7		7
commodity derivatives	4	103	26			133		133
exchange rate differences and derivatives		(39)	(3)			(42)		(42)
other	(11)	10	3	2		4		4
Special items of operating profit (loss)	1	74	66	8		149		149
Adjusted operating profit (loss)	95	285	177	(90)	116	583		583
Net finance (expense) income (a)	(58)	2	1	(34)		(89)		(89)
Net income (expense) from investments (a)	25	5	20	(7)		43		43
Income taxes (a)	(307)	(128)	(54)	16	(38)	(511)		(511)
Tax rate (%)	-	43.8	27.3			95.2		95.2
Adjusted net profit (loss)	(245)	164	144	(115)	78	26		26
of which:
- Adjusted net profit (loss) of non-controlling interest						3		3
- Adjusted net profit (loss) attributable to Eni's shareholders						23		23
Reported net profit (loss) attributable to Eni's shareholders						(796)	413	(383)
Exclusion of inventory holding (gains) losses						224		224
Exclusion of special items						595	(413)	182
Adjusted net profit (loss) attributable to Eni's shareholders						23		23

(a) Excluding special items.

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

3,918	1,370	1,730	Net cash provided by operating activities - continuing operations	6,554	3,100
(353)			Reinstatement of intercompany transactions vs. discontinued operations	(157)
3,565	1,370	1,730	Net cash provided by operating activities on standalone basis	6,397	3,100

Breakdown of special items

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016
124	23	78	Environmental charges	144	101
385	17	131	Asset impairments	413	148
	7		Impairment of exploration projects		7
(9)		(4)	Net gains on disposal of assets	(335)	(4)
10	7	4	Provisions for redundancy incentives	16	11
51	133	(248)	Commodity derivatives	157	(115)
(99)	(42)	24	Exchange rate differences and derivatives	(33)	(18)
25	4	162	Other	26	166
496	149	148	Special items of operating profit (loss)	397	297
(187)	96	(24)	Net finance (income) expense	141	72
			of which:
99	42	(24)	- exchange rate differences and derivatives	33	18
(5)	386	5	Net income (expense) from investments	(3)	391
			of which:
(5)		(7)	- gains on disposal of assets	(3)	(7)
	365	8	- impairments/revaluation of equity investments		373
37	(36)	150	Income taxes	(197)	114
			of which:
		149	- impairment of deferred tax assets of Italian subsidiaries		149
37	(36)	1	- taxes on special items of operating profit (loss) and other special items	(197)	(35)
341	595	279	Total special items of net profit (loss)	338	874

			Attributable to:
2			- Non-controlling interest	144
339	595	279	- Eni's shareholders	194	874

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

(€ million)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

6,200	3,356	3,887	(37.3)	Exploration & Production	11,412	7,243	(36.5)
14,263	10,030	9,734	(31.8)	Gas & Power	30,636	19,764	(35.5)
6,695	3,869	4,829	(27.9)	Refining & Marketing	12,051	8,698	(27.8)
5,628	2,916	3,886	(31.0)	- Refining & Marketing	9,999	6,802	(32.0)
1,275	1,019	1,083	(15.1)	- Chemicals	2,370	2,102	(11.3)
(208)	(66)	(140)		- Consolidation adjustment	(318)	(206)
351	310	319	(9.1)	Corporate and other activities	704	629	(10.7)
153				Impact of unrealized intragroup profit elimination	125
(7,383)	(4,221)	(5,353)		Consolidation adjustment	(13,611)	(9,574)
20,279	13,344	13,416	(33.8)		41,317	26,760	(35.2)

Operating expenses

(€ million)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

14,998	10,651	10,769	(28.2)	Purchases, services and other	31,697	21,420	(32.4)
133	23	79		of which: - other special items	153	102
797	808	736	(7.7)	Payroll and related costs	1,593	1,544	(3.1)
9	7	4		of which: - provision for redundancy incentives and other	14	11
15,795	11,459	11,505	(27.2)		33,290	22,964	(31.0)

Depreciation, depletion, amortization, impairments and write-off

(€ million)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

2,214	1,624	1,699	(23.3)	Exploration & Production	4,207	3,323	(21.0)
87	86	88	1.1	Gas & Power	176	174	(1.1)
115	96	89	(22.6)	Refining & Marketing and Chemicals	225	185	(17.8)
88	88	87	(1.1)	- Refining & Marketing	173	175	1.2
27	8	2	(92.6)	- Chemicals	52	10	(80.8)
19	19	18	(5.3)	Corporate and other activities	37	37
(7)	(7)	(7)		Impact of unrealized intragroup profit elimination	(13)	(14)
2,428	1,818	1,887	(22.3)	Total depreciation, depletion and amortization	4,632	3,705	(20.0)
174	17	131	(24.7)	Impairments	202	148	(26.7)
2,602	1,835	2,018	(22.4)	Depreciation, depletion, amortization and impairments	4,834	3,853	(20.3)
119	35	86	(27.7)	Write-off	189	121	(36.0)
2,721	1,870	2,104	(22.7)		5,023	3,974	(20.9)

Income (expense) from investments

(€ million)
First Half 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	54		(1)	28	81
Dividends	27		21	7	55
Net gains on disposal			5	(32)	(27)
Other income (expense), net		(8)	(2)	(21)	(31)
	81	(8)	23	(18)	78

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)
	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Change vs. Dec. 31, 2015	Change vs. Mar. 31, 2016
Total debt	27,793	23,929	25,788	(2,005)	1,859
Short-term debt	8,396	4,485	4,654	(3,742)	169
Long-term debt	19,397	19,444	21,134	1,737	1,690
Cash and cash equivalents	(5,209)	(6,029)	(5,099)	110	930
Securities held for trading and other securities held for non-operating purposes	(5,028)	(5,007)	(6,351)	(1,323)	(1,344)
Financing receivables held for non-operating purposes	(685)	(671)	(524)	161	147
Net borrowings	16,871	12,222	13,814	(3,057)	1,592
Shareholders' equity including non-controlling interest	57,409	52,879	52,303	(5,106)	(576)
Leverage	0.29	0.23	0.26	(0.03)	0.03

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on June 30, 2016

(€ million)
Issuing entity	Amount at June 30, 2016 (a)
Eni SpA	2,645
Eni Finance International SA	100
2,745

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first half of 2016 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (million)	Currency	Amount at June 30, 2016 (a) (€ million)	Maturity	Rate	%

Eni SpA	800	EUR	790	2028	fixed	1.63
Eni SpA	700	EUR	697	2022	fixed	0.75
Eni SpA	400	EUR	382	2022		convertible

	1,900		1,869

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
Jan 1, 2015		Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
	ASSETS
	Current assets
6,614	Cash and cash equivalents	5,209	6,029	5,099
5,024	Other financial activities held for trading	5,028	4,995	5,989
257	Other financial assets available for sale	282	315	362
28,601	Trade and other receivables	21,640	21,581	20,019
7,555	Inventories	4,579	4,013	4,413
762	Current tax assets	360	401	464
1,209	Other current tax assets	630	612	483
4,385	Other current assets	3,642	3,676	2,693
54,407		41,370	41,622	39,522
	Non-current assets
75,991	Property, plant and equipment	68,005	66,426	67,826
1,581	Inventory - compulsory stock	909	871	1,037
4,420	Intangible assets	3,034	2,961	2,882
3,172	Equity-accounted investments	2,853	4,494	4,444
2,015	Other investments	660	288	283
1,042	Other financial assets	1,026	995	1,005
4,509	Deferred tax assets	3,853	3,863	3,663
2,773	Other non-current assets	1,758	1,625	1,580
95,503		82,098	81,523	82,720
456	Discontinued operations and assets held for sale	15,533	123	99
150,366	TOTAL ASSETS	139,001	123,268	122,341

	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,716	Short-term debt	5,720	3,678	3,706
3,859	Current portion of long-term debt	2,676	807	948
23,703	Trade and other payables	14,942	15,237	15,273
534	Income taxes payable	431	434	401
1,873	Other taxes payable	1,454	2,113	1,768
4,489	Other current liabilities	4,712	4,769	3,151
37,174		29,935	27,038	25,247
	Non-current liabilities
19,316	Long-term debt	19,397	19,444	21,134
15,882	Provisions for contingencies	15,375	13,966	13,952
1,313	Provisions for employee benefits	1,123	1,122	1,030
8,590	Deferred tax liabilities	7,425	7,021	6,890
2,285	Other non-current liabilities	1,852	1,764	1,761
47,386		45,172	43,317	44,767
165	Liabilities directly associated with discontinued operations and assets held for sale	6,485	34	24
84,725	TOTAL LIABILITIES	81,592	70,389	70,038

	SHAREHOLDERS' EQUITY
2,455	Non-controlling interest	1,916	47	46
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005	4,005
(284)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(474)	(510)	(152)
60,763	Other reserves	62,761	50,714	50,227
(581)	Treasury shares	(581)	(581)	(581)
(2,020)	Interim dividend	(1,440)
1,303	Net profit (loss)	(8,778)	(796)	(1,242)
63,186	Total Eni shareholders' equity	55,493	52,832	52,257
65,641	TOTAL SHAREHOLDERS' EQUITY	57,409	52,879	52,303
150,366	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	139,001	123,268	122,341

GROUP PROFIT AND LOSS ACCOUNT

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

			REVENUES
20,279	13,344	13,416	Net sales from operations	41,317	26,760
118	207	295	Other income and revenues	669	502
20,397	13,551	13,711	Total revenues	41,986	27,262

			OPERATING EXPENSES
14,998	10,651	10,769	Purchases, services and other	31,697	21,420
797	808	736	Payroll and related costs	1,593	1,544
(276)	(117)	118	OTHER OPERATING (EXPENSE) INCOME	(298)	1
2,602	1,835	2,018	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	4,834	3,853
119	35	86	WRITE-OFF	189	121
1,605	105	220	OPERATING PROFIT (LOSS)	3,375	325
			FINANCE INCOME (EXPENSE)
1,317	1,833	1,357	Finance income	5,885	3,190
(1,671)	(2,077)	(1,343)	Finance expense	(6,359)	(3,420)
1	(37)	(16)	Income (expense) from other financial activities held for trading	17	(53)
434	146	(151)	Derivative financial instruments	(106)	(5)
81	(135)	(153)		(563)	(288)
			INCOME (EXPENSE) FROM INVESTMENTS
29	55	26	Share of profit (loss) of equity-accounted investments	45	81
147	(35)	32	Other gain (loss) from investments	407	(3)
176	20	58		452	78
1,862	(10)	125	PROFIT (LOSS) BEFORE INCOME TAXES	3,264	115
(1,007)	(370)	(569)	Income taxes	(1,765)	(939)
855	(380)	(444)	Net profit (loss) - continuing operations	1,499	(824)
(1,400)	(413)		Net profit (loss) - discontinued operations	(1,298)	(413)
(545)	(793)	(444)	Net profit (loss)	201	(1,237)
			Eni's shareholders:
498	(383)	(446)	- continuing operations	1,285	(829)
(595)	(413)		- discontinued operations	(550)	(413)
(97)	(796)	(446)		735	(1,242)
			Non controlling interest
357	3	2	- continuing operations	214	5
(805)			- discontinued operations	(748)
(448)	3	2		(534)	5
			Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(0.03)	(0.22)	(0.12)	- basic	0.20	(0.34)
(0.03)	(0.22)	(0.12)	- diluted	0.20	(0.34)
			Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.14	(0.11)	(0.12)	- basic	0.35	(0.23)
0.14	(0.11)	(0.12)	- diluted	0.35	(0.23)

COMPREHENSIVE INCOME

(€ million)
	First Half
	2015	2016
Net profit (loss)	201	(1,237)
Items subsequently reclassificable to profit and loss account	3,837	(519)
Foreign currency translation differences	3,729	(875)
Change in the fair value of cash flow hedging derivatives	156	428
Change in the fair value of other available-for-sale financial instruments	(3)
Share of "Other comprehensive income" on equity-accounted entities	(7)	34
Taxation	(38)	(106)

Total other items of comprehensive income (loss)	3,837	(519)
Total comprehensive income (loss)	4,038	(1,756)
attributable to:
Eni's shareholders	4,518	(1,761)
- continuing operations	5,068	(1,348)
- discontinued operations	(550)	(413)
Non-controlling interest	(480)	5
- continuing operations	268	5
- discontinued operations	(748)

CHANGES IN SHAREHOLDERS’ EQUITY

(€ milion)
Shareholders' equity at January 1, 2015:		65,641
Total comprehensive income (loss)	4,038
Dividends distributed to Eni's shareholders	(2,017)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	11
Total changes		2,029
Shareholders' equity at June 30, 2015:		67,670
Total comprehensive income (loss)	(8,762)
Dividends distributed to Eni's shareholders	(1,440)
Dividends distributed by consolidated subsidiaries	(18)
Other changes	(41)
Total changes		(10,261)
Shareholders' equity at December 31, 2015:		57,409
Total comprehensive income (loss)	(1,756)
Dividends distributed to Eni's shareholders	(1,440)
Dividends distributed by consolidated subsidiaries	(4)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Other changes	(34)
Total changes		(5,106)
Shareholders' equity at June 30, 2016:		52,303
attributable to:
- Eni's shareholders		52,257
- Non-controlling interest		46

GROUP CASH FLOW STATEMENT

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

855	(380)	(444)	Net profit (loss) - continuing operations	1,499	(824)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,602	1,835	2,018	Depreciation, depletion, amortization and impairments	4,834	3,853
119	35	86	Write-off	189	121
(29)	(55)	(26)	Share of (profit) loss of equity-accounted investments	(45)	(81)
(28)	(18)	(9)	Gain on disposal of assets, net	(342)	(27)
(181)	(22)	(33)	Dividend income	(223)	(55)
(47)	(68)	(52)	Interest income	(83)	(120)
170	160	159	Interest expense	336	319
1,007	370	569	Income taxes	1,765	939
166	70	(119)	Other changes	(48)	(49)
			Changes in working capital:
47	530	(500)	- inventories	519	30
2,355	(189)	1,726	- trade receivables	1,611	1,537
(1,563)	13	(53)	- trade payables	(1,050)	(40)
38	(1,076)	123	- provisions for contingencies	(305)	(953)
(428)	948	(750)	- other assets and liabilities	498	198
449	226	546	Cash flow from changes in working capital	1,273	772
5	7	1	Net change in the provisions for employee benefits	(12)	8
242	5	82	Dividends received	265	87
12	45	22	Interest received	24	67
(125)	(226)	(168)	Interest paid	(401)	(394)
(1,299)	(614)	(902)	Income taxes paid, net of tax receivables received	(2,477)	(1,516)
3,918	1,370	1,730	Net cash provided from operating activities - continuing operations	6,554	3,100
(614)			Net cash provided from operating activities - discontinued operations	(1,011)
3,304	1,370	1,730	Net cash provided from operating activities	5,543	3,100
			Investing activities:
(3,243)	(2,441)	(2,406)	- tangible assets	(6,058)	(4,847)
(25)	(14)	(18)	- intangible assets	(44)	(32)
(47)	(1,124)	(28)	- investments	(108)	(1,152)
(61)	(70)	(1,155)	- securities	(98)	(1,225)
(64)	(286)	(338)	- financing receivables	(442)	(624)
394	(72)	103	- change in payables and receivables in relation to investments and capitalized depreciation	(162)	31
(3,046)	(4,007)	(3,842)	Cash flow from investments	(6,912)	(7,849)
			Disposals:
13	1	8	- tangible assets	408	9
			- intangible assets	4
(1)	463	11	- consolidated subsidiaries and businesses	33	474
85	341	127	- investments	199	468
	7		- securities	10	7
87	6,337	579	- financing receivables	273	6,916
61	32	19	- change in payables and receivables in relation to disposals	68	51
245	7,181	744	Cash flow from disposals	995	7,925
(2,801)	3,174	(3,098)	Net cash used in investing activities (*)	(5,917)	76

GROUP CASH FLOW STATEMENT (continued)

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

985	211	1,892	Proceeds from long-term debt	2,004	2,103
(2,311)	(1,849)	(120)	Repayments of long-term debt	(2,766)	(1,969)
1,059	(2,064)	108	Increase (decrease) in short-term debt	1,925	(1,956)
(267)	(3,702)	1,880		1,163	(1,822)
1			Net capital contributions by non-controlling interest	1
(2,017)		(1,440)	Dividends paid to Eni's shareholders	(2,017)	(1,440)
(3)		(4)	Dividends paid to non-controlling interests	(3)	(4)
(2,286)	(3,702)	436	Net cash used in financing activities	(856)	(3,266)
1		(1)	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(2)	(1)
(22)	(22)	3	Effect of exchange rate changes on cash and cash equivalents and other changes	84	(19)
(1,804)	820	(930)	Net cash flow for the period	(1,148)	(110)
7,270	5,209	6,029	Cash and cash equivalents - beginning of the period	6,614	5,209
5,466	6,029	5,099	Cash and cash equivalents - end of the period	5,466	5,099

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

197	5,987	(788)	Net cash flows from financing activities	25	5,199

SUPPLEMENTAL INFORMATION

(€ million)
Second Quarter	First Quarter	Second Quarter		First Half
2015	2016	2016		2015	2016

			Effect of disposal of consolidated subsidiaries and businesses
	6,493	7	Current assets	7	6,500
	8,541	9	Non-current assets	19	8,550
	(5,390)	(2)	Net borrowings	(17)	(5,392)
2	(6,303)	(7)	Current and non-current liabilities	(6)	(6,310)
2	3,341	7	Net effect of disposals	3	3,348
	(1,006)		Current value of residual interests following the loss of control		(1,006)
(3)		5	Gains on disposal	31	5
	(1,872)		Non-controlling interest		(1,872)
(1)	463	12	Selling price	34	475
			less:
		(1)	Cash and cash equivalents	(1)	(1)
(1)	463	11	Cash flow on disposals	33	474

Capital expenditure

(€ million)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

3,194	2,297	2,326	(27.2)	Exploration & Production	5,795	4,623	(20.2)
	2		-	- acquisition of proved and unproved properties		2	-
70	55	59	(15.7)	- g&g costs	135	114	(15.6)
135	90	80	(40.7)	- exploration	312	170	(45.5)
2,975	2,122	2,171	(27.0)	- development	5,321	4,293	(19.3)
14	28	16	14.3	- other expenditure	27	44	63.0
26	22	22	(15.4)	Gas & Power	44	44
152	85	127	(16.4)	Refining & Marketing and Chemicals	255	212	(16.9)
8	9	11	37.5	Corporate and other activities	15	20	33.3
(160)	97	(3)		Impact of unrealized intragroup profit elimination	(140)	94
3,220	2,510	2,483	(22.9)	Capital expenditure - continuing operations	5,969	4,993	(16.4)
70	55	59	(15.7)	Cash out in net cash flow from operating activities	135	114	(15.6)
3,150	2,455	2,424	(23.0)	Cash out in net cash flow from investment activities	5,834	4,879	(16.4)

In the first half of 2016, capital expenditure amounted to €4,879 million (€5,834 million in the first half of 2015) and mainly related to:

- development activities deployed mainly in Egypt, Angola, Indonesia, Kazakhstan, Norway, Iraq and Libya and exploratory activities primarily in Egypt, Angola and Congo;

- refining activity in Italy and outside Italy (€107 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€33 million);

- initiatives relating to gas marketing (€29 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION
Second Quarter	First Quarter	Second Quarter			First Half
2015	2016	2016			2015	2016
1,754	1,754	1,715	Production of oil and natural gas (a) (b)	(kboe/d)	1,726	1,734
173	154	96	Italy		169	125
181	190	188	Rest of Europe		184	189
681	616	651	North Africa		659	634
343	343	350	Sub-Saharan Africa		343	346
98	118	90	Kazakhstan		99	104
113	132	141	Rest of Asia		111	136
140	178	174	America		134	176
25	23	25	Australia and Oceania		27	24
153.6	151.5	147.5	Production sold (a)	(mmboe)	298.1	299.0

PRODUCTION OF LIQUIDS BY REGION
Second Quarter	First Quarter	Second Quarter			First Half
2015	2016	2016			2015	2016
903	890	852	Production of liquids (a)	(kbbl/d)	882	871
72	61	19	Italy		69	40
82	89	99	Rest of Europe		86	94
288	244	248	North Africa		268	246
255	260	259	Sub-Saharan Africa		256	260
58	67	49	Kazakhstan		58	58
55	81	92	Rest of Asia		52	86
88	86	83	America		87	84
5	2	3	Australia and Oceania		6	3

PRODUCTION OF NATURAL GAS BY REGION
Second Quarter	First Quarter	Second Quarter			First Half
2015	2016	2016			2015	2016

4,676	4,718	4,709	Production of natural gas (a) (b)	(mmcf/d)	4,636	4,713
557	511	417	Italy		553	464
544	548	486	Rest of Europe		539	517
2,154	2,032	2,200	North Africa		2,145	2,115
485	453	498	Sub-Saharan Africa		478	475
222	279	220	Kazakhstan		228	250
319	278	271	Rest of Asia		323	275
285	502	496	America		255	499
110	115	121	Australia and Oceania		115	118

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (467 and 392 mmcf/d in the second quarter 2016 and 2015, respectively, 447 and 395 mmcf/d in the first half 2016 and 2015, respectively and 428 mmcf/d in the first quarter 2016).

Gas & Power

Natural gas sales by market

(bcm)
Second Quarter	First Quarter	Second Quarter	% Ch. II Q.16		First Half
2015	2016	2016	vs. II Q.15		2015	2016	% Ch.

10.58	10.79	8.63	(18.4)	ITALY	21.11	19.42	(8.0)
0.61	1.61	0.56	(8.2)	- Wholesalers	2.33	2.17	(6.9)
6.26	3.55	4.67	(25.4)	- Italian exchange for gas and spot markets	9.01	8.22	(8.8)
1.15	1.14	1.15		- Industries	2.51	2.29	(8.8)
0.37	0.66	0.35	(5.4)	- Medium-sized enterprises and services	0.92	1.01	9.8
0.18	0.21	0.09	(50.0)	- Power generation	0.44	0.30	(31.8)
0.73	2.09	0.50	(31.5)	- Residential	3.08	2.59	(15.9)
1.28	1.53	1.31	2.3	- Own consumption	2.82	2.84	0.7
11.81	13.31	12.52	6.0	INTERNATIONAL SALES	26.90	25.83	(4.0)
9.48	11.30	10.64	12.2	Rest of Europe	22.45	21.94	(2.3)
1.11	1.13	0.99	(10.8)	- Importers in Italy	2.24	2.12	(5.4)
8.37	10.17	9.65	15.3	- European markets	20.21	19.82	(1.9)
1.45	1.38	1.07	(26.2)	Iberian Peninsula	2.59	2.45	(5.4)
0.96	1.37	2.81	-	Germany/Austria	2.57	4.18	62.6
1.68	2.13	2.19	30.4	Benelux	4.52	4.32	(4.4)
0.19	0.73	0.14	(26.3)	Hungary	0.91	0.87	(4.4)
0.43	0.37	0.35	(18.6)	UK	1.15	0.72	(37.4)
1.80	1.59	1.39	(22.8)	Turkey	3.87	2.98	(23.0)
1.81	2.23	1.68	(7.2)	France	4.34	3.91	(9.9)
0.05	0.37	0.02	(60.0)	Other	0.26	0.39	50.0
1.51	1.20	1.21	(19.9)	Extra European markets	2.85	2.41	(15.4)
0.82	0.81	0.67	(18.3)	E&P sales in Europe and in the Gulf of Mexico	1.60	1.48	(7.5)
22.39	24.10	21.15	(5.5)	WORLDWIDE GAS SALES	48.01	45.25	(5.7)

Eni: The Board of Directors approves actions to reorganize the structure of Eni’s internal control system and risk management functions

San Donato Milanese (Milan), 29 July 2016 – Eni’s Board of Directors yesterday approved some actions relating to the internal control and risk management functions within the company’s organizational structure. These measures will be implemented from September 2016.

First, the Integrated Risk Management Function, which is responsible for supporting Eni’s management in the detection and monitoring of the top risks facing the Company, will be placed under the direct control of the CEO. This function today reports to the Chief Financial & Risk Management Officer.

Second, Eni will established an Integrity Compliance Department, which is responsible to oversee matters of legal compliance (including for instance the corporate liability, the Code of Ethics, the anti-bribery, the Antitrust). These activities and competences, developed over time by Eni’s Legal Affairs function, will be placed under the responsibility of the Chief Financial Officer, with the aim of exploiting both operational and know-how synergies on administrative and the accounting compliance processes.

This change represents an intermediate step towards a final organizational structure which will see, by December 2016, the establishment of a structure responsible for Eni’s Compliance reporting directly to Eni’s CEO.

Finally, Versalis, which today reports to the Chief Refining & Marketing and Chemicals Officer, will report directly to Eni’s Ceo.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: the Board of Director approves the replacement of a Director in the Control and Risk Committee

San Donato Milanese, 29 luglio 2016 – Eni’s Board of Directors yesterday approved the replacement of Director Karina Litvack with another Director in the Control and Risk Committee (CRC), in light of the ongoing investigations related to alleged conspiracy against the Company, reported also by the press. The Board will appoint the new Director to the CRC at the next meeting of the Board of Directors.The board has taken this decision only to safeguard the Company from the risks of possible conflicts of interest until the closing of the investigation, remaining the presumption that Director Litvack's has not been involved in the facts under investigations.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Interim Consolidated Report
as of June 30, 2016

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Interim Consolidated Report as of June 30, 2016

Interim Consolidated Report

4	Highlights
Operating Review
8	Exploration & Production
14	Gas & Power
18	Refining & Marketing and Chemicals
Financial review and other information
22	Financial review
23	Profit and loss account
39	Summarized Group Balance Sheet
42	Summarized Group Cash Flow Statement
47	Risk factors and uncertainties
54	Outlook
55	Other information

Condensed consolidated interim financial statements
58	Financial statements
62	Notes to the condensed consolidated interim financial statements
125	Management’s certification
126	Report of Independent Auditors

Annex
128	List of companies owned by Eni SpA as of June 30, 2016
155	Changes in the scope of consolidation for the first half of 2016

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook”, regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com

Eni Interim Consolidated Report / Highlights

Highlights

Adjusted results > Adjusted operating profit of the first half: €0.77 billion, down by 75% due to lower commodity prices and margins with a negative effect of €2.8 billion, the Val d’Agri shutdown and other non-recurring items the G&P segment with a loss of €0.5 billion, partly offset by production growth in other areas, cost efficiencies and a reduced cost base, mainly in the E&P segment, amounting to €1 billion.

Adjusted net result: a loss of €0.27 billion. Net result: a loss of €0.83 billion (a loss of €1.24 billion including the loss recognized in the discontinued operations to align the book value of the residual Eni’s interest in Saipem to its fair value at loss of control).

Adjusted EBIT > All mid and downstream business segments reported positive EBIT.

Cash flow > €3.1 billion. Proceeds from disposals of €0.95 billion comprised a 12.503% interest in Saipem and the completion of the divestment of the available-for-sale investment in Snam. Main cash outs were the payment of Eni’s final dividend for 2015 (€1.44 billion), capital expenditure (€4.88 billion) and the amount cashed out to subscribe the share capital increase of Saipem (€1.07 billion). As of June 30, 2016, net borrowings was €13.81 billion, down by €3.06 billion due to the closing of the Saipem transaction with the reimbursement of intercompany financing receivables owed by Saipem to Eni (€5.8 billion).

Leverage > As of June 30, 2016, leverage was 0.26, down from 0.29 at December 31, 2015.

Capex optimization and self-financing > Confirmed a 20% y-o-y reduction at constant exchange rates. Organic cash coverage of capex confirmed at a Brent scenario of approximately 50$/bl in 2016.

Interim dividend > In light of the financial results achieved in the first half of 2016 and the projected results of the Company’s industrial plan, the interim dividend proposal to the Board of Directors on September 15, 2016 will amount to €0.40 per share.

New projects > Confirmed schedules and costs of ongoing development projects which will fuel future production growth higher than 5% in 2017 and will add 500 kboe/d of new production in the plan period.

Hydrocarbon production > 1.734 million boe/d in the first half of 2016, up by 0.5% from the first half of 2015. When excluding the impact of the shutdown at the Val d’Agri center and price effects in PSAs, production grew by 1.3%.

Start-ups > Achieved 5 out of the 6 main start-ups scheduled for 2016, among which was the Goliat oilfield in the Barents Sea. Confirmed contribution from new start-ups and ramp-ups of approximately 290 kboe/d for FY2016, including production of the Nooros project in Egypt, which started-up with record time-to-market

Exploration successes > In the first half of 2016 Eni continued its track record of exploration successes with 550 million boe of fresh resource additions, mainly near field. Upped to 600 million boe of new resources the initial guidance of 400 million boe for the full year.

Goliat > Started up the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Achieved the scheduled production plateau of 100 kboe/d (65 kboe/d net to Eni).

4

Eni Interim Consolidated Report / Highlights

Nooros > Excellent time-to-market of the Nooros project in Egypt which started up in just 10 months from the declaration of commercial discovery of July 2015. Production reached 65 kboe/d (33 kboe/d net to Eni). The success in developing the Egyptian field confirms the sustainability of Eni shift in exploration towards near-term, near-field opportunities, which, thanks to existing infrastructures, allow fast development of incremental discoveries and value generation.

Zohr > Sanctioned by the Egyptian Authorities the development plan of the Zohr discovery, where production start-up is expected by the end of 2017. Completed the drilling of wells and successfully performed the production test, which confirmed the mineral potential of discovery.

Mozambique > Authorities approved the development of the first development phase of Coral, targeting production of 5 Tcf of gas.

Safety > In the first half of 2016 the trend in safety improvement continued, reporting a recordable injury frequency rate down by 11.1% from the same period of 2015. There was a 27.5% improvement for employees while for contractors it was 4.2%. This positive performance leveraged on inspections on sites, roadshow on safety issues, activities carried out at the Safety Competence Center in Gela as well as specific training projects and programs to raise awareness of HSEQ issues.

Climate change > In May 2016, Eni launched a new and original model of integration between its traditional business and power from renewable sources. The model envisages fulfilment of power generation projects with zero emissions, located near Eni’s plants and areas of operation, in order to make the most of all possible logistic, contractual and commercial synergies with the company's traditional activities. They will also enable abandoned industrial areas to be revived and enhanced. This new Eni's strategy aiming at energy transition towards a low-carbon future is based on the realization of pilot projects leveraging on the application of photovoltaic technologies in certain sites in Italy, Egypt and Pakistan.

Emissioni GHG > GHG emission recorded in the first half of 2016 declined by 5.8% compared to the first half of 2015. This trend reflected lower emissions from combustion (down 1 million tonnes), reduced methane emissions (down 0.2 million tonnes) leveraging on initiatives concluded in the second half of 2015 to contain fugitive emissions as well as energy efficiency projects. The trend of GHG emission index compared to operated gross hydrocarbon of the upstream segment remain positive with a reduction of 8.9%. This is in line with the 2016 full year target.

Operative oil spills > Oil spills due to operations (97% related to E&P segment) declined by 2.8% from the first half of 2015 and the Refining & Marketing and Chemicals segment reported a significant improvement with the overall volume spilled reducing to 19 barrels in the first half of 2016 from 100 barrels in the first half of 2015. In Nigeria, activities are underway to replace certain cases covering holes caused by sabotages, which are a potential weakness.

5

Eni Interim Consolidated Report / Highlights

Financial highlights (*)
			First half
2015			2015	2016
72,286	Net sales from operations	(€ million)	41,317	26,760
(3,076)	Operating profit (loss)		3,375	325
4,486	Adjusted operating profit (loss) (b)		3,086	771
803	Adjusted net profit (loss) (a) (b)		1,231	(267)
(7,952)	Net profit (loss) (a)		1,285	(829)
(826)	Net profit (loss) - discontinued operations (a)		(550)	(413)
(8,778)	Group net profit (loss) (a) (continuing + discontinued operations)		735	(1,242)
(3,416)	Comprehensive income (a)		5,068	(1,348)
12,155	Net cash flow from operating activities (b)		6,397	3,100
10,741	Capital expenditure - continuing operations		5,834	4,879
566	of which: exploration		312	170
9,341	hydrocarbons development		5,321	4,293
139,001	Total assets at period end		153,202	122,341
57,409	Shareholders' equity including non-controlling interests at period end		67,670	52,303
16,871	Net borrowings at period end		16,477	13,814
74,280	Net capital employed at period end		84,147	66,117
53,968	of which: Exploration & Production		57,852	55,181
5,803	Gas & Power		7,214	5,526
6,986	Refining & Marketing and Chemicals		9,147	6,545
13.8	Share price at period end	(€)	15.9	14.5
3,601.1	Weighted average number of shares outstanding	(milllion)	3,601.1	3,601.1
50	Market capitalization (c)	(€ billion)	57	52

(*) Pertaining to continuing operations. Following the divestment of Saipem in January 2016, the results of the segment have been classified as discontinued operations based on the guidelines of IFRS 5. The comparative reporting periods have been restated consistently.

(a) Attributable to Eni’s shareholders.

(b) Results of comparative periods are calculated on a standalone basis, i.e. by excluding the results of Saipem earned from both third parties and the Group’s continuing operations, therefore determining its deconsolidation.

(c) Number of outstanding shares by reference price at period end.

Summary financial data (*)
			First half
2015			2015	2016
	Net profit (loss) - continuing operations
(2.21)	- per share (a)	(€)	0.35	(0.23)
(4.91)	- per ADR (a) (b)	($)	0.78	(0.51)
	Adjusted net profit (loss) - continuing operations
0.37	- per share (a)	(€)	0.40	(0.07)
0.82	- per ADR (a) (b)	($)	0.89	(0.16)
0.29	Leverage		0.24	0.26
(2.4)	Coverage		6.0	1.1
1.4	Current ratio		1.4	1.6
76.3	Debt coverage		39.8	22.4

(a) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

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Eni Interim Consolidated Report / Highlights

Operating and sustainability data (a)
			First half
2015			2015	2016
34,196	Employees at period end	(number)	34,388	33,882
7,862	of which: - women (*)		7,912	7,776
13,316	- outside Italy		13,559	12,883
23.7	Female managers (*)	(%)	23.4	23.7
0.45	Total recordable incident rate (TRIR)	(Total recordable incident/worked hours) x 1,000,000	0.45	0.40
0.41	- employees		0.40	0.29
0.47	- contractors		0.48	0.46
1,603	Oil spills due to operations	(barrels)	601.0	584.0
41.56	Direct GHG emissions	(mmtonnes CO2 eq)	20.78	19.58
31.49	of which: - from combustion and process		15.69	14.68
2.77	- from methane		1.38	1.18
5.50	- from flaring		2.84	2.85
1.80	- from venting		0.87	0.87
176	R&D expenditure (b)	(€ million)	76	69
	Exploration & Production
12,821	Employees at period end	(number)	12,948	12,678
1,760	Production of hydrocarbons (c)	(kboe/d)	1,726	1,734
908	- liquids	(kbbl/d)	882	871
4,681	- natural gas	(mmcf/d)	4,636	4,713
614.1	Production sold (c)	(mmboe)	298.1	299.0
36.47	Average hydrocarbons realizations (c)	($/boe)	40.22	26.69
56.0	Produced water re-injected	(%)	55.5	56.7
22.79	Direct GHG emissions	(mmtonnes CO2 eq)	11.54	10.11
71	Community investment	(€ million)	23	22
	Gas & Power
4,484	Employees at period end	(number)	4,473	4,338
90.88	Worldwide gas sales	(bcm)	48.01	45.25
38.44	- Italy		21.11	19.42
52.44	- outside Italy		26.90	25.83
34.88	Electricity sold	(TWh)	16.82	18.09
10.57	Direct GHG emissions	(mmtonnes CO2 eq)	5.06	5.19
	Refining & Marketing and Chemicals
10,995	Employees at period end	(number)	11,239	10,977
26.41	Refinery throughputs on own account	(mmtonnes)	13.50	12.09
8.89	Retail sales of refined products in Europe		4.35	4.21
5,846	Average throughput of service stations in Europe	(kliters)	6,080	5,830
5,700	Production of petrochemical products	(ktonnes)	2,745	2,898
3,801	Sales of petrochemical products		1,871	1,931
73	Average plant utilization rate	(%)	71	73
8.19	Direct GHG emissions	(mmtonnes CO2 eq)	4.18	4.28
6.17	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	3.07	2.10

(*) Do not include employees of equity-accounted entities.

(a) Pertaining to continuing operations.

(b) Net of general and administrative costs.

(c) Includes Eni's share in joint ventures and equity-accounted entities

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Eni Interim Consolidated Report / Operating Review

Exploration & Production

Key performance indicators
			First half
2015			2015	2016
0.34	Injury frequency rate of total workforce (TRIR)	(No. of recordable incidents per million of worked hours)	0.37	0.40
0.22	- employees		0.19	0.25
0.39	- contractors		0.44	0.45
21,436	Net sales from operations (a)	(€ million)	11,412	7,243
(959)	Operating profit (loss)		2,874	288
4,182	Adjusted operating profit (loss)		2,665	450
991	Adjusted net profit (loss)		872	(290)
9,980	Capital expenditure		5,660	4,509
	Average hydrocarbons realizations (b)
46.30	- Liquids	($/bbl)	52.28	35.14
4.55	- Natural gas	($/kcf)	4.86	3.21
36.47	- Hydrocarbons	($/boe)	40.22	26.69
	Production of hydrocarbons (b)
908	- Liquids	(kbbl/d)	882	871
4,681	- Natural gas	(mmcf/d)	4,636	4,713
1,760	- Hydrocarbons	(kboe/d)	1,726	1,734
12,821	Employees at period end	(number)	12,948	12,678
8,249	of which: outside Italy		8,364	7,960
1,146	Oil spills due to operations (>1 barrel)	(bbl)	471	565
10,530	Oil spills from sabotage (>1 barrel)		1,533	524
56.0	Produced water re-injected	(%)	55.5	56.7
22.79	Direct GHG emissions	(mmtonnes CO2 eq)	11.54	10.11
5.51	of which: from flaring		2.84	2.85
24.97	CO2 eq emissions/100% operated hydrocarbon gross production	(tons CO2 eq/kboe)	25.14	22.91
71	Community investment	(€ million)	23	22

(a) Before elimination of intragroup sales.
(b) Includes Eni’s share of equity-accounted entities.

Mineral right portfolio and exploration activities

In the first half of 2016, Eni performed its operations in 42 countries located in five continents. As of June 30, 2016, Eni’s mineral right portfolio consisted of 800 exclusive or shared rights for exploration and development activities for a total acreage of 339,946 square kilometers net to Eni (342,708 square kilometers net to Eni as of December 31, 2015). In the first half of 2016, changes in total net acreage mainly derived from: (i) new leases mainly in Ghana, Ireland, Norway and the United Kingdom for a total acreage of approximately 6,100 square kilometers; (ii) the total relinquishment of licenses mainly in Australia, Gabon, Ireland, Liberia, Norway and the United States covering an acreage of approximately 6,500 square kilometers; (iii) partial relinquishment in Portugal or interest reduction for approximately 2,400 square kilometers.

In the first half of 2016, a total of 8 new exploratory wells were drilled (4.8 of which represented Eni’s share), as compared to 14 exploratory wells drilled in the first half of 2015 (9.2 of which represented Eni’s share).

Oil and gas production

In the first half of 2016, Eni’s hydrocarbon production1 was 1.734 million boe/d, slightly increased from the first half of 2015 (up by 0.5%). Excluding the price effects reported in Production Sharing Agreements and other effects, as well as production shutdown in the Val d’Agri district (down 33 kboe/d), production increased by 1.3%. New field start-ups and continuing production ramp-ups at fields started in 2015 mainly in Venezuela, Norway and Angola, as well as higher production in Iraq were partly offset

1 From January 1, 2016, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,458 cubic feet of gas equals 1 barrel of oil (it was 5,492 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the first half of 2016 was 5 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

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Eni Interim Consolidated Report / Operating Review

by planned facilities downtime, mainly the United Kingdom, Kazakhstan and Libya and mature fields decline. The share of oil and natural gas produced outside Italy was 93% (90% in the first half of 2015).

Liquids production (871 kbbl/d) decreased by 11 kbbl/d, or 1.2%, mainly due to production shutdown in the Val d’Agri district and planned facilities downtime. These negative effects were partly offset by start-ups/production ramp-ups in Norway and Angola as well as increased production in Iraq.

Natural gas production (4,713 mmcf/d) increased by 77 mmcf/d, or 1.5%, from the first half of 2015, due to higher production in Venezuela partly offset by planned facilities downtime and mature fields decline.

Oil and gas production sold amounted to 299 mmboe. The 16.7 mmboe difference over production (315.7 mmboe) mainly reflected volumes of natural gas consumed in operations (14.9 mmboe), changes in inventory levels and other variations.

Hydrocarbons production (a) (b)
			First half
2015		(kboe/d)	2015	2016	Change	% Ch.
169	Italy		169	125	(44)	(26.0)
185	Rest of Europe		184	189	5	2.7
662	North Africa		659	634	(25)	(3.8)
341	Sub-Saharan Africa		343	346	3	0.9
95	Kazakhstan		99	104	5	5.1
135	Rest of Asia		111	136	25	22.5
147	Americas		134	176	42	31.3
26	Australia and Oceania		27	24	(3)	(11.1)
1,760			1,726	1,734	8	0.5
614.1	Production sold	(mmboe)	298.1	299.0	0.9	0.3

Liquids production (a)
			First half
2015		(kbbl/d)	2015	2016	Change	% Ch.
69	Italy		69	40	(29)	(42.0)
85	Rest of Europe		86	94	8	9.3
272	North Africa		268	246	(22)	(8.2)
256	Sub-Saharan Africa		256	260	4	1.6
56	Kazakhstan		58	58
78	Rest of Asia		52	86	34	65.4
87	Americas		87	84	(3)	(3.4)
5	Australia and Oceania		6	3	(3)	(50.0)
908			882	871	(11)	(1.2)

Natural gas production (a) (b)
			First half
2015		(mmcf/d)	2015	2016	Change	% Ch.
547	Italy		553	464	(89)	(16.1)
552	Rest of Europe		539	517	(22)	(4.1)
2,143	North Africa		2,145	2,115	(30)	(1.4)
469	Sub-Saharan Africa		478	475	(3)	(0.6)
218	Kazakhstan		228	250	22	9.6
314	Rest of Asia		323	275	(48)	(14.9)
326	Americas		255	499	244	95.7
112	Australia and Oceania		115	118	3	2.6
4,681			4,636	4,713	77	1.5

(a) Includes Eni’s share of equity-accounted entities.

(b) Includes volumes of gas consumed in operation ( 447 and 395 in the first half 2016 and 2015, respectively and 397 mmcf/d in 2015).

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Eni Interim Consolidated Report / Operating Review

Main exploration and development projects

Italy

In the Val d’Agri concession (Eni’s interest 60.77%) the development plan is progressing in line with the commitments agreed with the Basilicata Region, particularly in 2016: (i) the Environmental Monitoring Plan is being implemented. This project represents a benchmark in terms of environmental protection for which Eni implements best practices in environmental protection by means of the Action Plan for Biodiversity in Val d’Agri; and (ii) programs to support a cultural and socio-economic development in the area are in progress.

As part of a penal proceeding about alleged environmental crimes in running operations at the Viggiano oil center in the Val d’Agri complex, on March 31, 2016, an Italian public prosecutor resolved to put under seizure certain plants and facilities functional to the production activity (two storage units for the treatment of water layer and the Costa Molina 2 re-injection well) which, as a consequence, has been shut down. The shutdown has been affecting around 60 kboe/d net to Eni.

On June 1, 2016, the Italian jurisdictional authorities granted Eni a temporary repeal of the seizure in order to allow the Company to perform certain plant upgrading. Those corrective measures, which do not alter the plant set up, are intended to address the claims made by the public prosecutor. The in-charge department of the Italian Ministry of Economic Development has duly authorized Eni to perform the works. Eni has executed the plant upgrading and has completed it by July 8, 2016. Once the public prosecutor verifies the correct execution of the plant upgrading, it is anticipated that it will definitively repeal the plant seizure (for further information see legal proceedings on page 102).

Other main development activities in the Adriatic Sea concerned: (i) maintenance and optimization of production, mainly at the Morena and Cervia fields; and (ii) start-up of the Clara NW development project.

Following the Memorandum of Understanding for the Gela area, signed with the Ministry of Economic Development in November 2014, Eni started preparatory study on the Argo Cluster offshore development project. In addition, the Memorandum includes certain Eni’s projects to support sustainable development in the area with an overall expense of €32 million. Three implementing agreements were signed: one of the was already completed and concerned the construction of an exhibition hall at the Gela Archaeological Museum.

Rest of Europe

Norway In the first half of 2016, Eni was awarded the following exploration licences: (i) PL 128D (Eni’s interest 11.5%) in the Norwegian Sea; (ii) PL 816 (Eni operator with a 70% interest) in the Norwegian section of the North Sea; and (iii) PL 229D (Eni operator with a 65% interest) and PL 849 (Eni’s interest 30%) in the Barents Sea.

In March 2016, production start-up was achieved at the Goliat oilfield (Eni operator with a 65% interest) in the Barents Sea. Production has achieved the full-field plateau at 100 kbbl/d (65 kbbl/d net to Eni). The field is estimated to contain reserves amounting to approximately 180 mmbbl. The project includes a subsea system consisting of 22 wells linked to the largest cylindrical FPSO in the world by subsea production and injection flowlines. The use of well-advanced technologies, electricity supply provided to the platform from the mainland and the re-injection of produced water and natural gas into reservoir as well as zero gas flaring during production activities allow to minimize environmental impact.

Other main activities concerned: (i) the drilling of infilling wells to support production at the Ekofisk and Eldfisk fields in the PL018 (Eni’s interest 12.39%) in the Norwegian section of the North Sea; and (ii) maintenance and optimization of production, mainly at the Asgard (Eni’s interest 14.82%), Heidrun (Eni’s interest 5.17%) and Norne Outside (Eni’s interest 11.5%) fields in the Norwegian Sea.

North Africa

Algeria Development and optimization activities progressed at the MLE-CAFC production fields (Eni operator with a 75% interest), by means of construction and infilling activities as well as production optimization. The project includes an additional oil phase with a start-up expected in 2017, targeting a production plateau of more than 30 kboe/d net to Eni.

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Eni Interim Consolidated Report / Operating Review

Other activities concerned infilling activities and production optimization at the operated Rod field (Eni’s interest 66%), also by means of the application of the Enhanced Oil Recovery WAG (Water Alternate Gas injection) technology.

Egypt Exploration activities yielded positive results with the near-field discoveries: (i) the Nidoco North 1X exploration well in the Abu Madi West concession (Eni’s interest 75%) in the Nile Delta. This new discovery, already put into production, and the Nidoco North West 4 development well allowed to achieve a production ramp-up at approximately 65 kbbl/d (33 kbbl/d net to Eni) at the Nooros field, just 10 months after the discovery that took place in July 2015; (ii) the Baltim South West 1X well in the Baltim South concession (Eni operator with a 50% interest), in the Nile Delta conventional offshore nearby the Nooros production field. Eni is already assessing the options for the fast track development. This new discovery is in line with Eni’s exploration strategy of focusing on near-field incremental activities and nearby to fields already under development for a fast-track development.

In February 2016, the Egyptian Ministry of Petroleum and Mineral Resources approved to award Eni the Zohr Development Lease that allows the start-up of the development program at the Zohr gas field in the Shorouk operated licence (Eni’s interest 100%). The first gas is expected at the end of 2017. Eni successfully performed the first production test of the Zohr 2X well, the first delineation well. The well yielded up to 46 mmcf/d and confirmed the quality of the discovery. In addition, the Zohr 3X delineation well and the Zohr 4X development well were already successfully drilled in the northern section and confirmed the mineral potential of discovery. Moreover, the onshore gas treatment plant construction was started and the bids for the offshore activities were launched and nearly completed.

Development activities concerned: (i) ongoing activity of the sub-sea END Phase 3 development project in the Ras El Barr concession (Eni’s interest 50%) with the drilling and completion of one well. Drilling activities progress with an additional well; (ii) drilling activities of the Nile Delta concessions and the Baltim area (Eni’s interest 50%) and the development project of the Abu Madi/El Qara onshore plant in order to increase the treatment capacity up to approximately 706 mmcf/d; (iii) infilling activities and production optimization at the Sinai 12 (Eni’s interest 100%), Meleiha (Eni’s interest 45%) and Ashrafi (Eni’s interest 25%) concessions to support production capacity; (iv) start-up of the onshore gas treatment plant in the Meleiha concession.

Libya Development activities concerned: (i) planned maintenance at the Mellitah treatment plant of the Western Libyan Gas Project (Eni’s interest 50%); (ii) a new FSO installation at the Bouri production field (Eni’s interest 50%). Start-up is expected in the third quarter of the year; and (iii) the second development phase of the Bahr Essalam field (Eni’s interest 50%) with the drilling of 9 out of 10 offshore wells planned by the drilling campaign. The EPCI contract of the flowline was awarded. First gas is expected in the first half of 2018.

Sub-Saharan Africa

Angola Eni started production in the Block 15/06 (Eni operator with a 36.84% interest) at the end of 2014 with the West Hub Development Project that represents the first Eni-operated producing project in the Country. The development program plans to hook up the Block’s discoveries to the N’Goma FPSO in order to support production plateau. In January 2016, production started up at the M’Pungi field and the related production ramp-up allowed to achieve an overall production of approximately 30 kbbl/d net to Eni.

Other development activities concerned: (i) the completion of flaring down activities at the Nemba field (Eni’s interest 9.8%), with a reduction of gas flared of approximately 85%; and (ii) the Mafumeira project (Eni’s interest 9.8%) with production start-up expected at the end of 2016.

Congo Development activity progressed at the Nené Marine Phase 2A project, sanctioned in 2015, in the Marine XII block (Eni operator with a 65% interest). Start-up is expected at the end of 2016.

Ongoing planned activity at the Litchendjili field in the Marine XII block allowed to achieve the peak production of 12 kboe/d. Natural gas production feeds the CEC power station (Eni’s interest 20%). Development activity will be completed by the end of the year.

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Eni Interim Consolidated Report / Operating Review

Ghana In March 2016, Eni was awarded the operatorship of the Cape Three Points Block 4 exploration license (Eni’s interest 42.47%) in the offshore of the country. The new block covers an area of approximately 1,000 square kilometers in water depths ranging from 100 to 1,200 meters and is located near the operated OCTP block (Eni’s interest 47.22%). In case of exploration success, the block will benefit from the OCTP project infrastructures, under development.

In the first half of 2016, development activities of the OCTP project concerned the completion of 12 development wells and the FPSO refurbishment. Planned activity progressed to complete the onshore and offshore facilities. Oil production start-up is expected in 2017 and the first gas in 2018.

Nigeria Development activities concerned: (i) the OML 28 block (Eni’s interest 5%), where the drilling campaign progressed within the integrated project in the Gbara-Ubie area, aimed to supply natural gas to the Bonny liquefaction plant (Eni’s interest 10.4%) with start-up expected in the second half of 2016; and (ii) the OML 43 block (Eni’s interest 5%), where the development plan of the Forkados-Yokri field provides the hook-up of the last 12 out of the 23 already drilled production wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in the first half of 2017.

Kazakhstan

Kashagan Activities progressed to replace the two damaged pipelines and the Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of of the year. The production capacity of 370 kbbl/d planned for the Phase 1 is expected to be achieved during 2017.

Within the agreements reached with the local Authorities, Eni continues its training program for Kazakh resources in the oil&gas sector as well as the construction of social facilities.

Karachaganak The Expansion Project of the Karachaganak field (Eni’s interest 29.25%) is currently under study. The project targets to install, in stages, the gas treatment plants and re-injection facilities to support liquids’ production profile. The development plan is currently in the phase of technical and marketing definition of its first development phase, aimed to increase the capacity of gas re-injection.

Eni continues its commitment to support local communities in the nearby area of Karachaganak field. In particular, activities focused on: (i) the professional training; and (ii) the construction of kindergartens, maintenance of hospitals and roads, building of heating plants and sport centres.

Moreover, following the re-definition of the Sanitary Protection Zone (SPZ) associated to the ongoing development projects, a project of relocation of the inhabitants from Berezovka and Bestau villages, started in 2015, is underway according to the international standards and best practices.

Eni continues to conduct monitoring activities on biodiversity and ecosystems in the nearby production areas.

Rest of Asia

Indonesia The ongoing development activities that will ensure gas supplies to the Bontang liquefaction plant include: (i) the Jangkrik project (Eni operator with a 55% interest) in the Kalimantan offshore. This project provides for the drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as the construction of transportation facilities. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the eastern Kalimantan, with start-up expected in the third quarter of 2016.

Initiatives have been carried out in the field of environmental protection, health care and educational system to support local communities located in the operated areas of the eastern Kalimantan, Papua and North Sumatra.

Americas

Mexico In June 2016, the Mexican authorities approved the Appraisal Plan of the Block 1 (Eni’s interest 100%) to develop the Amoca, Mizton and Tecoalli fields. These fields, located in the Gulf of Mexico

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Eni Interim Consolidated Report / Operating Review

shallow waters, are estimated to retain 800 million barrels of oil and 480 billion cubic feet of gas in place. The delineation campaign plans the drilling of four wells. The drilling activities start-up is expected at the end of 2016.

United States Production start-up was achieved at the Heidelberg project (Eni’s interest 12.5%) in the deepwater Gulf of Mexico. Planned development activities progressed with the drilling of 2 additional production wells and start-up is expected at the end of 2016.

Development activities concerned: (i) production start-up of the Devil’s Tower South-West well, within the development of the operated Devil’s Tower field (Eni’s interest 75%), with a production of 2 kboe/d; and (ii) the drilling activities start-up of the Phase 2 development program of Lucius field (Eni’s interest 8.5%). Production start-up is expected in the third quarter of 2016.

Venezuela Within the development plan of the giant Perla gas field in the Cardon IV block (Eni’s interest 50%), the fifth and sixth wells were drilled and put into production, to complete first production platform planned. The production level was approximately 530 mmcf/d at 100% (equal to 96 kboe/d).

Drilling activities progressed at the giant Junin 5 oilfield (Eni’s interest 40%), located in the Orinoco Oil Belt. Possible optimization of development program is currently under evaluation.

Capital expenditure

Capital expenditure of the Exploration & Production segment (€4,509 million) concerned mainly development of oil and gas reserves (€4,293 million) directed mainly outside Italy, in particular in Egypt, Angola, Indonesia, Kazakhstan, Norway, Iraq and Libya. Development expenditures in Italy in particular concerned sidetrack and workover activities in mature fields.

Exploration expenditures (€170 million) were directed outside Italy in particular to Egypt, Angola and Congo.

Capital expenditure
			First half
2015		(€ million)	2015	2016	Change	% Ch.
699	Italy		398	250	(148)	(37.2)
1,404	Rest of Europe		813	351	(462)	(56.8)
1,810	North Africa		1,101	1,339	238	21.6
3,181	Sub-Saharan Africa		1,786	1,297	(489)	(27.4)
842	Kazakhstan		400	392	(8)	(2.0)
1,351	Rest of Asia		725	753	28	3.9
669	Americas		416	123	(293)	(70.4)
24	Australia and Oceania		21	4	(17)	(81.0)
9,980			5,660	4,509	(1,151)	(20.3)

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Eni Interim Consolidated Report / Operating review

Gas & Power

Key performance indicators
			First half
2015			2015	2016
0.89	Total recordable incident rate (TRIR)	(No. of recordable incidents per million of worked hours)	0.78	0.38
0.91	- employees		0.76	0.26
0.81	- contractors		0.85	0.66
52,096	Net sales from operations (a)	(€ million)	30,636	19,764
(1,258)	Operating profit (loss)		213	(71)
(126)	Adjusted operating profit (loss)		325	56
(168)	Adjusted net profit (loss)		222	3
154	Capital expenditure		44	44
90.88	Worldwide gas sales (b)	(bcm)	48.01	45.25
38.44	- in Italy		21.11	19.42
52.44	- international		26.90	25.83
34.88	Electricity sold	(TWh)	16.82	18.09
4,484	Employees at period end	(number)	4,473	4,338
2,461	of which: outside Italy		2,460	2,365
10.57	Direct GHG emissions	(mmtonnes CO2 eq)	5.06	5.19
410.09	Direct CO2 eq/KWheq emissions	(gCO2 eq/kWeq)	425.39	403.20

(a) Before elimination of intragroup sales.

(b) Include volumes marketed by the Exploration & Production segment of 1.48 bcm (1.60 and 3.16 bcm in the first half and full year of 2015, respectively).

Natural gas

Supply of natural gas

In the first half of 2016, Eni’s consolidated subsidiaries supplied 42.57 bcm of natural gas, down by 2.54 bcm or by 5.6% from the first half of 2015.

Gas volumes supplied outside Italy from consolidated subsidiaries (38.11 bcm), imported in Italy or sold outside Italy, represented approximately 93% of total supplies, with a decrease of 2.97 bcm or 7.2% from the first half of 2015 mainly reflecting lower volumes purchased in Libya (down by 1.50 bcm) and in the Netherlands (down by 1.42 bcm) partially offset by higher purchases in Algeria (up by 2.86 bcm). Supplies in Italy (2.91 bcm) decreased by 7.3% from the first half of 2015 due to the production shutdown in the Val d’Agri district.

Supply of natural gas
			First half
2015		(bcm)	2015	2016	Change	% Ch.
6.73	Italy		3.14	2.91	(0.23)	(7.3)
30.33	Russia		14.99	14.40	(0.59)	(3.9)
6.05	Algeria (including LNG)		3.27	6.13	2.86	87.5
7.25	Libya		3.91	2.41	(1.50)	(38.4)
11.73	Netherlands		6.66	5.24	(1.42)	(21.3)
8.40	Norway		4.46	4.42	(0.04)	(0.9)
2.35	United Kingdom		1.17	0.86	(0.31)	(26.5)
0.21	Hungary		0.21	0.01	(0.20)	(95.2)
3.11	Qatar (LNG)		1.69	1.49	(0.20)	(11.8)
7.21	Other supplies of natural gas		3.70	2.22	(1.48)	(40.0)
2.02	Other supplies of LNG		1.02	0.93	(0.09)	(8.8)
78.66	Outside Italy		41.08	38.11	(2.97)	(7.2)
85.39	TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES		44.22	41.02	(3.20)	(7.2)
	Offtake from (input to) storage		1.02	1.58	0.56	54.9
(0.34)	Network losses, measurement differences and other changes		(0.13)	(0.03)	0.10	(76.9)
85.05	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES		45.11	42.57	(2.54)	(5.6)
2.67	Available for sale by Eni's affiliates		1.30	1.20	(0.10)	(7.7)
3.16	E&P volumes		1.60	1.48	(0.12)	(7.5)
90.88	TOTAL AVAILABLE FOR SALE		48.01	45.25	(2.76)	(5.7)

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Eni Interim Consolidated Report / Operating review

Sales of natural gas

Gas sales by market
			First half
2015		(bcm)	2015	2016	Change	% Ch.
38.44	ITALY		21.11	19.42	(1.69)	(8.0)
4.19	Wholesalers		2.33	2.17	(0.16)	(6.9)
16.35	Italian gas exchange and spot markets		9.01	8.22	(0.79)	(8.8)
4.66	Industries		2.51	2.29	(0.22)	(8.8)
1.58	Medium-sized enterprises and services		0.92	1.01	0.09	9.8
0.88	Power generation		0.44	0.30	(0.14)	(31.8)
4.90	Residential		3.08	2.59	(0.49)	(15.9)
5.88	Own consumption		2.82	2.84	0.02	0.7
52.44	INTERNATIONAL SALES		26.90	25.83	(1.07)	(4.0)
42.89	Rest of Europe		22.45	21.94	(0.51)	(2.3)
4.61	Importers in Italy		2.24	2.12	(0.12)	(5.4)
38.28	European markets		20.21	19.82	(0.39)	(1.9)
5.40	Iberian Peninsula		2.59	2.45	(0.14)	(5.4)
5.82	Germany/Austria		2.57	4.18	1.61	62.6
7.94	Benelux		4.52	4.32	(0.20)	(4.4)
1.58	Hungary		0.91	0.87	(0.04)	(4.4)
1.96	UK		1.15	0.72	(0.43)	(37.4)
7.76	Turkey		3.87	2.98	(0.89)	(23.0)
7.11	France		4.34	3.91	(0.43)	(9.9)
0.71	Other		0.26	0.39	0.13	50.0
6.39	Extra European markets		2.85	2.41	(0.44)	(15.4)
3.16	E&P in Europe and in the Gulf of Mexico		1.60	1.48	(0.12)	(7.5)
90.88	WORLDWIDE GAS SALES		48.01	45.25	(2.76)	(5.7)

Sales of natural gas in the first half of 2016 amounted to 45.25 bcm, reporting a decrease of 2.76 bcm or 5.7% from the first half of 2015, on the back of increasing competitive pressure and slight demand recovery. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico.

Sales in Italy decreased to 19.42 bcm due to lower sales to hub (Italian gas exchange and spot markets) as well as lower volumes sold to the residential segment due to unfavorable weather conditions compared to the corresponding period of the previous year. Sales to importers in Italy slightly decreased by 0.12 bcm reflecting a lower availability of Libyan gas.

Sales in the European markets amounted to 19.82 bcm, declining by 1.9% from the same period of the previous year due to lower sales in Turkey, for lower sales to Botas, in France and the United Kingdom due to increasing competitive pressure as well as decreased volumes in Benelux due to lower hub sales. These negatives were partially offset by higher spot sales in Germany/Austria.

Sales in markets outside Europe decreased by 0.44 bcm to 2.41 bcm reflecting lower LNG volumes marketed in the Far East, due to the lack of contract renewal.

Direct sales of the Exploration & Production segment in the Northern Europe and the United States (1.48 bcm) decreased compared to the corresponding period of the previous year (1.60 bcm in the first half 2015) due to lower sales in the United Kingdom and in the United States, partially offset by higher sales marketed in Norway.

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Eni Interim Consolidated Report / Operating review

Gas sales by entity
			First half
2015		(bcm)	2015	2016	Change	% Ch.
84.94	Total sales of subsidiaries		45.07	42.36	(2.71)	(6.0)
38.44	Italy (including own consumption)		21.11	19.42	(1.69)	(8.0)
41.14	Rest of Europe		21.56	21.04	(0.52)	(2.4)
5.36	Outside Europe		2.40	1.90	(0.50)	(20.8)
2.78	Total sales of Eni's affiliates (net to Eni)		1.34	1.41	0.07	5.2
1.75	Rest of Europe		0.89	0.90	0.01	1.1
1.03	Outside Europe		0.45	0.51	0.06	13.3
3.16	E&P in Europe and in the Gulf of Mexico		1.60	1.48	(0.12)	(7.5)
90.88	WORLDWIDE GAS SALES		48.01	45.25	(2.76)	(5.7)

Power

Availability of electricity

In the first half of 2016, power generation was 9.88 TWh, increasing by 0.24 TWh compared to the first half of the previous year. As of June 30, 2016, installed operational capacity of Enipower’s power plants was 4.8 GW (4.9 GW at December 31, 2015). Electricity trading reported an increase of 1.03 TWh due to the optimization of inflows and outflows of power.

			First half
2015			2015	2016	Change	% Ch.
4,270	Purchases of natural gas	(mmcm)	2,015	1,987	(28)	(1.4)
313	Purchases of other fuels	(ktoe)	164	182	18	11.0

20.69	Power generation	(TWh)	9.64	9.88	0.24	2.5
9,318	Steam	(ktonnes)	4,747	4,254	(493)	(10.4)

Power sales

In the first half of 2016, electricity sales of 18.09 TWh were directed to the free market (75%), the Italian power exchange (15%), industrial sites (9%) and others (1%). Compared to the first half of 2015, electricity sales were up by 1.27 TWh or 7.6%, due to higher volumes sold to wholesalers (up by 1.07 TWh) and middle market (up by 0.79 TWh) partially offset by lower volumes sold to small and medium-sized enterprises and large customers.

Availability of electricity
			First half
2015		(TWh)	2015	2016	Change	% Ch.
20.69	Power generation		9.64	9.88	0.24	2.5
14.19	Trading of electricity (a)		7.18	8.21	1.03	14.3
34.88			16.82	18.09	1.27	7.6

25.90	Free market		12.24	13.46	1.22	10.0
5.09	Italian Exchange for electricity		2.61	2.79	0.18	6.9
3.23	Industrial plants		1.61	1.57	(0.04)	(2.5)
0.66	Other (a)		0.36	0.27	(0.09)	(25.0)
34.88	Power sales		16.82	18.09	1.27	7.6

(a) Includes positive and negative network imbalances (difference between electricity placed on the market vs. planned quantities).

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Eni Interim Consolidated Report / Operating review

Capital expenditure

In the first half of 2016, capital expenditure of €44 million mainly related to gas marketing initiatives (€29 million) and to the flexibility and upgrading initiatives of combined cycle power plants (€12 million).

Capital expenditure
			First half
2015		(€ million)	2015	2016	Change	% Ch.
69	Market		18	29	11	61.1
69	Power generation		25	12	(13)	(52.0)
16	International transport		1	3	2	-
154			44	44

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Eni Interim Consolidated Report / Operating review

Refining & Marketing and Chemicals

Key performance indicators
			First half
2015			2015	2016
1.07	Total recordable incident rate (TRIR)	(No. of recordable incidents per million of worked hours)	0.88	0.46
0.97	- employees		1.06	0.38
1.17	- contractors		0.71	0.56
22,639	Net sales from operations (a)	(€ million)	12,051	8,698
(1,567)	Operating profit (loss)		219	363
695	Adjusted operating profit (loss)		226	333
387	- Refining & Marketing		131	110
308	- Chemicals		95	223
512	Adjusted net profit (loss)		175	248
282	- Refining & Marketing		92	67
230	- Chemicals		83	181
628	Capital expenditure		255	212
26.41	Refinery throughputs on own account	(mmtonnes)	13.50	12.09
49	Conversion index	(%)	53	50
548	Balanced capacity of refineries	(kbbl/d)	513	548
204	Green refinery throughputs	(ktonnes)	93	91
8.89	Retail sales of petroleum products in Europe	(mmtonnes)	4.35	4.21
5,846	Service stations in Europe at period end	(number)	6,080	5,830
1,754	Average throughput of service stations in Europe	(kliters)	831	839
1.14	Retail efficiency index	(%)	1.16	1.16
5,700	Production of petrochemical products	(ktonnes)	2,745	2,898
3,801	Sale of petrochemical products		1,871	1,931
73	Average plant utilization rate	(%)	71	73
10,995	Employees at period end	(number)	11,239	10,977
2,360	of which: outside Italy		2,476	2,334
8.19	Direct GHG emissions	(mmtonnes CO2 eq)	4.18	4.28
237.40	GHG emissions/refining throughputs (b)	(tons CO2 eq/kt)	242.44	270.96
6.17	SOx emissions (sulphur oxide)	(tons SO2 eq/kt)	3.07	2.10
87.90	Recycled and/or reused water (Versalis)	(%)	87.80	88.90

(a) Before elimination of intragroup sales.

(b) Relates only to traditional refineries.

Refining

In the first half of 2016, Eni’s refining throughputs in Europe were 12.09 mmtonnes, down by 1.41 mmtonnes or by 10.4% from the first half of 2015. On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in Czech Republic finalized on April 30, 2015, refining throughputs reported a decrease of 5.3% compared to the first half of 2015.

Volumes processed in Italy were down by 5.7% due to lower availability of domestic crude oil driven by the shutdown of the Val d’Agri field, as well as, the other planned maintenance turnarounds.

The volumes processed outside Italy of 1.41 mmtonnes slightly decreased by 3%, net of the above-mentioned disposal in Czech Republic.

Approximately 14% of processed crude volumes were supplied by Eni’s Exploration & Production segment (down by 5 percentage points from 19% reported in the first half of 2015) due to the unavailability of equity production of Val d’Agri.

Barely unchanged the volumes of green feedstock processed at the Venice plant.

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Eni Interim Consolidated Report / Operating review

Availability of refined products
			First half
2015		(mmtonnes)	2015	2016	Change	% Ch.
	ITALY
18.37	At wholly-owned refineries		9.30	8.72	(0.58)	(6.2)
(0.38)	Less input on account of third parties		(0.23)	(0.07)	0.16	69.6
4.73	At affiliated refineries		2.25	2.03	(0.22)	(9.8)
22.72	Refinery throughputs on own account		11.32	10.68	(0.64)	(5.7)
(1.52)	Consumption and losses		(0.65)	(0.76)	(0.11)	(16.9)
21.20	Products available for sale		10.67	9.92	(0.75)	(7.0)
6.22	Purchases of refined products and change in inventories		2.93	3.06	0.13	4.4
(0.48)	Products transferred to operations outside Italy		(0.39)	(0.20)	0.19	48.7
(0.41)	Consumption for power generation		(0.23)	(0.18)	0.05	21.7
26.53	Sales of products		12.98	12.60	(0.38)	(2.9)

	OUTSIDE ITALY
3.69	Refinery throughputs on own account		2.18	1.41	(0.77)	(35.3)
(0.23)	Consumption and losses		(0.11)	(0.11)
3.46	Products available for sale		2.07	1.30	(0.77)	(37.2)
4.77	Purchases of refined products and change in inventories		2.37	2.29	(0.08)	(3.4)
0.48	Products transferred from Italian operations		0.39	0.20	(0.19)	(48.7)
8.71	Sales of products		4.83	3.79	(1.04)	(21.5)

26.41	Refinery throughputs on own account		13.50	12.09	(1.41)	(10.4)
5.04	of which: refinery throughputs of equity crude on own account		2.39	1.59	(0.80)	(33.5)
35.24	Total sales of refined products		17.81	16.39	(1.42)	(8.0)
0.27	Crude oil sales		0.18	0.12	(0.06)	(33.3)
35.51	TOTAL SALES		17.99	16.51	(1.48)	(8.2)

Marketing of refined products

In the first half of 2016, sales volumes of refined products (16.39 mmtonnes) were down by 1.42 mmtonnes or by 8% from the first half of 2015, mainly due the disposal of Eastern Europe subsidiaries.

Product sales in Italy and outside Italy by market
			First half
2015		(mmtonnes)	2015	2016	Change	% Ch.
5.96	Retail		2.87	2.87
7.84	Wholesale		3.69	3.85	0.16	4.3
1.17	Chemicals		0.66	0.52	(0.14)	(21.2)
11.56	Other sales		5.76	5.36	(0.40)	(6.9)
26.53	Sales in Italy		12.98	12.60	(0.38)	(2.9)
2.93	Retail rest of Europe		1.48	1.34	(0.14)	(9.5)
3.83	Wholesale rest of Europe		2.06	1.50	(0.56)	(27.2)
0.43	Wholesale outside Italy		0.21	0.21
1.52	Other sales		1.08	0.74	(0.34)	(31.5)
8.71	Sales outside Italy		4.83	3.79	(1.04)	(21.5)
35.24	TOTAL SALES OF REFINED PRODUCTS		17.81	16.39	(1.42)	(8.0)

Retail sales in Italy

In the first half of 2016, retail sales in Italy amounted to 2.87 mmtonnes, were barely unchanged ktonnes from the first half of 2015. Eni’s retail market share for the first half of 2016 was 24%, down by 0.5 percentage points from the corresponding period of 2015 (24.5%). This decrease referred mainly to lower sales in highway stations and dealer owned stations.

At June 30, 2016, Eni’s retail network in Italy consisted of 4,421 service stations, barely unchanged from December 31, 2015 (4,420 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (16 units) and the closing of 15 low throughput service stations.

Average throughput (746 kliters) slightly increased by 13 kliters from the first half of 2015 (733 kliters) due to effective marketing initiatives of rationalization.

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Eni Interim Consolidated Report / Operating review

Retail sales in the Rest of Europe

Retail sales in the rest of Europe of approximately 1.34 mmtonnes were barely unchanged from the corresponding period of 2015, when excluding the impact of the asset disposal in Eastern Europe occurred in July 2015.

At June 30, 2016, Eni’s retail network in the rest of Europe consisted of 1,409 units, decreasing by 17 units from December 31, 2015, due to the service stations disposal in Slovenia, occurred in June 30, 2016.

Average throughput (1,117 kliters) slightly increased by 19 kliters compared to the first half of 2015.

Wholesale and other sales

Wholesale sales in Italy amounted to 3.85 mmtonnes, up by approximately 160 ktonnes or by 4.3% from the first half of the previous year, mainly due to higher volumes marketed of jet fuel, gasoil, fuel oil and lubricants partly offset by lower sales of bunkering and LPG.

Supplies of feedstock to the petrochemical industry (0.52 mmtonnes) decreased by 21.2% due to lower demand from industrial segment.

Wholesale sales in the rest of Europe were 1.50 mmtonnes, down by 7.9% from the first half of 2015 net of the above mentioned asset disposal.

Other sales in Italy and outside Italy (6.10 mmtonnes) decreased by approximately 0.74 mmtonnes or by 10.8%, mainly due to lower sales volumes to oil companies.

Chemicals

Product availability
			First half
2015		(ktonnes)	2015	2016	Change	% Ch.
3,334	Intermediates		1,585	1,755	170	10.7
2,366	Polymers		1,160	1,143	(17)	(1.5)
5,700	Production		2,745	2,898	153	5.6
(1,908)	Consumption and losses		(1,157)	(1,115)	42	(3.6)
9	Purchases and change in inventories		283	148	(135)	(47.7)
3,801			1,871	1,931	60	3.2

Petrochemical sales of 1,931 ktonnes slightly increased from the first half of 2015 (up 60 ktonnes, or up by 3.2%) mainly due to higher spot sales of olefins (in particular ethylene, up by 49%) and derivatives (up by 6.4%). Sales of elastomers increased by 5.6%. These effects were partially offset by lower sales of polyethylene (down by 14.1%) due to the unplanned standstills at Ragusa and Ferrara plants occurred in the first quarter and styrene (down by 6.9%) due to shutdown at EPS Mantova plant.

Petrochemical production of 2,898 ktonnes increased by 153 ktonnes (up by 5.6%). Major production increases occurred at the Brindisi site (up by 37.1%) and Dunkerque (up by 21.5%). These effects were partially offset by lower production registered at Ferrara (down by 23.3%) and Ragusa (down by 95.5%) due to the accidental standstill occurred at the beginning of 2016, at the polyethylene plants.

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Eni Interim Consolidated Report / Operating review

Capital expenditure

In the first half of 2016, capital expenditure in the Refining & Marketing and Chemicals segment amounted to €212 million and regarded mainly: (i) refining activity in Italy and outside Italy (€107 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; (ii) regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€33 million); (iii) a number of initiatives in the Chemicals segment (€72 million).

Capital expenditure
			First half
2015		(€ million)	2015	2016	Change	% Ch.
282	Refining		117	107	(10)	(8.5)
126	Marketing		38	33	(5)	(13.2)
408			155	140	(15)	(9.7)
220	Chemicals		100	72	(28)	(28.0)
628			255	212	(43)	(16.9)

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Eni Interim Consolidated Report / Financial review and other information

Financial review

Continuing and discontinued operations

Due to termination of negotiations with US-based SK hedge fund, to divest a 70% interest in Versalis SpA, as disclosed in the press release dated June 21, 2016, Eni’s chemical business is no longer qualified as a disposal group held for sale. Therefore, Eni’s consolidated accounts as of and for the six months ended June 30, 2016, have been prepared accounting this business as part of the continuing operations. Based on IFRS 5 provisions, in case a disposal group ceases to be classified as held for sale, management is required to amend financial statements retrospectively as if the disposal group has never been qualified as held for sale. Accordingly, the opening balance of the interim consolidated accounts 2016 has been amended to reinstate the criteria of the continuing use to evaluate Versalis. This adjustment to the Versalis evaluation increased the opening balance of Eni’s consolidated net assets by €294 million and was neutral on the Group’s net financial position. In presenting the Group’s consolidated results, Versalis assets and liabilities and revenues and expenses have been recorded line-by-line in the Group accounts. Results of the comparative periods have been reclassified accordingly. In the Group segment information, Versalis results have been reported as part of the R&M and Chemical segment because a single manager is accountable for the performance at both operating segments and the two segments exhibit similar economic characteristics.

In relation to the Engineering & Construction segment classified as asset held for sale in the 2015 consolidated financial statements, on January 22, 2016 Eni closed the sale of a 12.503% stake in the entity to CDP Equity SpA, for a consideration of €463 million. Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. Therefore, effective January 1, 2016, Eni has derecognized the assets and liabilities, revenues and expenses of the former subsidiary from the consolidated accounts. The retained interest of 30.55% in the former subsidiary has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share, equal to €564 million) recognizing a loss through profit of €441 million. This loss has been recognized in the Group consolidated accounts for the first half 2016 as part of gains and losses of the discontinued operations. Considering the share capital increase of Saipem, which was subscribed pro-quota by Eni at the same time as the aforementioned transactions (for an overall amount of €1,050 million), the initial carrying amount of the interest retained amounts to €1,614 million, which becomes the cost on initial recognition of the investment in Saipem for the subsequent application of equity accounting. Saipem reimbursed intercompany loans owed to Eni (€5,818 million as of December 31, 2015) by using the proceeds from the share capital increase and new credit facilities from third-party financing institutions.

In this interim report, adjusted results from continuing operations of the comparative periods of 2015 are reported on a standalone basis, thus excluding Saipem’s results. A corresponding alternative performance measure has been presented for the net cash flow from operating activities. The net result of discontinued operations for the first quarter of 2016 and the first half of 2016 only comprised a loss recognized to align the book value of the Eni’s residual interest in Saipem to its share price at January 22, 2016. This date marked the loss of control of Eni over Saipem, following the sale of a 12.503% interest to CDP Equity and the concurrent entering into force of the shareholder agreement between the parties. For further information, see the reconciliations and the explanatory notes furnished in the paragraph “Alternative performance measures” in the subsequent pages.

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Eni Interim Consolidated Report / Financial review and other information

Profit and loss account

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
72,286	Net sales from operations		41,317	26,760	(14,557)	(35.2)
1,252	Other income and revenues		669	502	(167)	(25.0)
(59,967)	Operating expenses		(33,290)	(22,964)	10,326	31.0
(485)	Other operating income (expense)		(298)	1	299	-
(15,474)	Depreciation, depletion, amortization and impairments		(4,834)	(3,853)	981	20.3
(688)	Write-off		(189)	(121)	68	36.0
(3,076)	Operating profit (loss)		3,375	325	(3,050)	(90.4)
(1,306)	Finance income (expense)		(563)	(288)	275	48.8
105	Net income from investments		452	78	(374)	(82.7)
(4,277)	Profit (loss) before income taxes		3,264	115	(3,149)	(96.5)
(3,122)	Income taxes		(1,765)	(939)	826	46.8
-	Tax rate (%)		54.1	-	-
(7,399)	Net profit (loss) - continuing operations		1,499	(824)	(2,323)	-
(1,974)	Net profit (loss) - discontinued operations		(1,298)	(413)	885	68.2
(9,373)	Net profit (loss)		201	(1,237)	(1,438)	-
	attributable to:
(8,778)	Eni's shareholders		735	(1,242)	(1,977)	-
(7,952)	- continuing operations		1,285	(829)	(2,114)	-
(826)	- discontinuing operations		(550)	(413)	137	24.9
(595)	Non-controlling interest		(534)	5	539	-
553	- continuing operations		214	5	(209)	(97.7)
(1,148)	- discontinued operations		(748)		748	-

Net profit

In the first half of 2016 Eni reported a net loss from continuing operations of €829 million, with a steep decline from the €1,285 million net profit reported in the first half of 2015. The structural weakness of the oil market, oversupply and overcapacity headwinds in the European gas and refining sectors have negatively affected the Group’s performance, eroding results from operations and cash flow.

The operating performance was lower by €3,050 million to €325 million and reflected sharply lower revenues of the E&P segment due to a prolonged downturn in commodity prices (the Brent benchmark was down by 31.4%, also Italian gas prices fell), the Val d’Agri production shutdown and a declining performance in the G&P segment. The negative impact of the trading environment on profitability and cash generation was partly offset by cost efficiencies, optimization gains and production growth.

Net loss for the first half was negatively impacted by the recognition of a net tax expense amounting to €939 million, which reduction y-o-y was proportionally much lower than the reduction in pre-tax earnings. This circumstance reflected the impact of a deteriorating price scenario in the upstream segment, which resulted in a large portion of the segment’s taxable profit being earned in PSA contracts, which, although more resilient in a low-price environment, nonetheless bear higher-than-average rates of tax and a reduced capacity to recognize deferred tax assets on losses incurred in the period.

Group net loss pertaining to Eni’s shareholders amounted to €1,242 million, which included a loss in the discontinued operations of €413 million taken to align the book value of the residual Eni’s interest in Saipem to its fair value at the date of loss of control (January 22, 2016).

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Eni Interim Consolidated Report / Financial review and other information

Adjusted results

			First half
2015		(€ million)	2015	2016	Change	% Ch.
5,708	Adjusted operating profit (loss) - continuing operations		3,618	771	(2,847)	(78.7)
(1,222)	Reinstatement of intercompany transactions vs. disc. Op.		(532)
4,486	Adjusted operating profit (loss) - continuing operations on a standalone basis		3,086	771	(2,315)	(75.0)

(7,952)	Net profit (loss) attributable to Eni’s shareholders - continuing operations		1,285	(829)	(2,114)	-
782	Exclusion of inventory holding (gains) losses		41	101
8,487	Exclusion of special items		129	461
1,317	Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations		1,455	(267)	(1,722)	-
(514)	Reinstatement of intercompany transactions vs. disc. Op.		(224)
803	Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis		1,231	(267)	(1,498)	-
82.4	Tax rate (%)		62.0	-

In the first half of 2016, adjusted operating profit was €771 million, down by 75% from the first half of 2015. This negative trend was driven by a declining operating performance in the Exploration & Production segment (down by €2,215 million, or 83.1%) due to sharply lower commodity prices and the Val d’Agri shutdown in the second quarter of 2016, partially offset by higher production in other areas, cost efficiencies (lower opex) and decrease in DD&A. The Gas & Power segment reported a negative performance (down by €269 million) reflecting lower one-off benefits associated to contract renegotiations, other non-recurring events and lower margins on LNG sales, partially offset by cost reduction and optimizations. In spite of a less favourable trading environment year-on-year, the Refining & Marketing and Chemicals segment recorded positive results (up by 47.3% from the first half of 2015) due to optimization and efficiency initiatives.

The main y-o-y headwinds faced by the Group operating results were lower commodity prices and margins with a negative effect of €2.8 billion, the Val d’Agri shutdown and non-recurring items, recoreded in 2015,in the G&P segment (down by €0.5 billion), partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €1 billion, mainly in the E&P segment.

In the first half of 2016, Eni reported an adjusted net loss of €267 million, down by €1,498 million compared to €1,231 million net profit reported in the same period of the previous year. This was due to a lower operating performance and a lower than proportional reduction in the tax expense, mainly attributable to the E&P segment, which resulted in the concentration of taxable profit in PSA contracts, which, although more resilient in a low-price environment, bear higher-than average rates of tax.

Special items of the operating profit (net charges of €297 million) comprised:

(i)	impairment losses (€148 million) mainly relating to gas properties in the upstream segment (€105 million) driven by the impact of a lower gas price environment in Europe. Furthermore, investments made for compliance and stay-in-business purposes were written off at cash generating units previously devaluated in the Refining & Marketing business (€34 million);
(ii)	environmental provisions (€101 million);
(iii)	the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (a gain of €115 million).

Non-operating special items referred to income taxes including related to tax effects of special gains/charges in operating profit, the write-off of certain deferred tax assets (€149 million) due to projections of lower future taxable profit at Italian subsidiaries.

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The breakdown of the adjusted net profit is shown in the table below:

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
991	Exploration & Production		872	(290)	(1,162)	-
(168)	Gas & Power		222	3	(219)	(98.6)
512	Refining & Marketing and Chemicals		175	248	73	41.7
(663)	Corporate and other activities		(142)	(325)	(183)	-
1,250	Impact of unrealized intragroup profit elimination (a)		579	102	(477)
1,922	Adjusted net profit (loss) - continuing operations		1,706	(262)	(1,968)	-
	attributable to:
605	- non-controlling interest		251	5	(246)	(98.0)
1,317	- Eni's shareholders		1,455	(267)	(1,722)	-
(514)	Reinstatement of intercompany transactions vs. disc. Op.		(224)
803	Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis		1,231	(267)	(1,498)	-

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

In the first half of 2016 the trading environment featured a continuing decrease of commodity prices lead by a fall in the Brent marker price (down by 31.4% from the first half of 2015) due to global oversupplies. Gas prices were negatively affected by the weakness of the relevant markets (the United States and Europe).

The Standard Eni Refining Margin (SERM) that gauges the profitability of Eni’s refineries, halved its value to 4.4 $/bl (down by 47.2%) in a context of extreme volatility due to weak fundamentals of the European refining market, affected by sluggish demand growth, structural overcapacity, as well as the increasing competitive pressure from streams of oil products imported from Russia, Asia and the United States.

The natural gas market continues to be affected by a weak gas demand recovery and increasing competitive pressure. Pricing competition continues to be strong, fostered by minimum take clause in take-or-pay gas supply contracts and reduced sales opportunities.

		First Half
2015		2015	2016	% Ch.
52.46	Average price of Brent dated crude oil (a)	57.95	39.73	(31.4)
1.110	Average EUR/USD exchange rate (b)	1.116	1.116
47.26	Average price in euro of Brent dated crude oil	51.93	35.60	(31.4)
8.3	Standard Eni Refining Margin (SERM) (c)	8.3	4.4	(47.2)
6.52	Price of NBP gas (d)	7.05	4.43	(37.2)
(0.02)	Euribor - three-month euro rate (%)	0.02	(0.22)	-
0.32	Libor - three-month dollar rate (%)	0.27	0.63	-

(a) In USD dollars per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

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Analysis of profit and loss account items – continuing operations

Net sales from operations

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
21,436	Exploration & Production		11,412	7,243	(4,169)	(36.5)
52,096	Gas & Power		30,636	19,764	(10,872)	(35.5)
22,639	Refining & Marketing and Chemicals		12,051	8,698	(3,353)	(27.8)
1,468	Corporate and other activities		704	629	(75)	(10.7)
	Impact of unrealized intragroup profit elimination		125		(125)
(25,353)	Consolidation adjustment		(13,611)	(9,574)	4,037
72,286			41,317	26,760	(14,557)	(35.2)

Eni’s net sales from operations in the first half of 2016 (€26,760 million) decreased by €14,557 million or 35.2% from the first half of 2015, driven by weak prices of energy commodities. Variances in sales volumes had a negligible impact on the first half change in revenues.

Operating expenses

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
56,848	Purchases, services and other		31,697	21,420	(10,277)	(32.4)
436	of which: - other special items		153	102
3,119	Payroll and related costs		1,593	1,544	(49)	(3.1)
41	of which: - provision for redundancy incentives and other		14	11
59,967			33,290	22,964	(10,326)	(31.0)

In the first half of 2016, operating expenses (€22,964 million) reported a decrease of €10,326 million or 31% from the first half of 2015.

Purchases, services and other costs (€21,420 million) declined by €10,277 million or 32.4%, reflecting lower costs of hydrocarbons supplied (natural gas supplied through long-term contracts and petrochemical feedstock). Purchases, services and other costs included special items of €102 million (€153 million in the first half of 2015) mainly relating to environmental provisions.

Payroll and related costs (€1,544 million) registered a decrease of €49 million or 3.1% from the first half of 2015 driven by a lower average number of employees outside Italy.

Depreciation, depletion, amortization, impairments and write-off

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
8,080	Exploration & Production		4,207	3,323	(884)	(21.0)
363	Gas & Power		176	174	(2)	(1.1)
454	Refining & Marketing and Chemicals		225	185	(40)	(17.8)
71	Corporate and other activities		37	37
(28)	Impact of unrealized intragroup profit elimination		(13)	(14)	(1)
8,940	Total depreciation, depletion and amortization		4,632	3,705	(927)	(20.0)
6,534	Impairments		202	148	(54)	(26.7)
15,474	Depreciation, depletion, amortization and impairments		4,834	3,853	(981)	(20.3)
688	Write-off		189	121	(68)	(36.0)
16,162			5,023	3,974	(1,049)	(20.9)

Depreciation, depletion and amortization (€3,705 million) decreased by €927 million or 20% from the first half of 2015, mainly in the Exploration & Production segment driven by lower capital expenditure and the reduced book value of oil&gas properties due to assets impairment charges recorded as of December 31, 2015 (€4,341 million).

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Impairment charges amounting to €148 million in the first half of 2016 are described in the discussion on special charges above.

Write-offs of €121 million mainly relate to unsuccessful exploratory wells.

The breakdown of impairment charges by segment is shown in the table below:

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
5,212	Exploration & Production		111	105	(6)	(5.4)
152	Gas & Power		17		(17)	-
1,150	Refining & Marketing and Chemicals		70	34	(36)	(51.4)
20	Corporate and other activities		4	9	5	-
6,534			202	148	(54)	(26.7)

Operating profit

The breakdown of the reported operating profit by segment is provided below:

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(959)	Exploration & Production		2,874	288	(2,586)	(90.0)
(1,258)	Gas & Power		213	(71)	(284)
(1,567)	Refining & Marketing and Chemicals		219	363	144	65.8
(497)	Corporate and other activities		(286)	(260)	26	(9.1)
1,205	Impact of unrealized intragroup profit elimination		355	5	(350)
(3,076)	Operating profit (loss)		3,375	325	(3,050)	(90.4)

Adjusted operating profit

The breakdown of the adjusted operating profit by segment is provided below:

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(3,076)	Operating profit (loss) - continuing operations		3,375	325	(3,050)	(90.4)
1,136	Exclusion of inventory holding (gains) losses		59	149
7,648	Exclusion of special items		184	297
5,708	Adjusted operating profit (loss)		3,618	771	(2,847)	(78.7)
	Breakdown by segment:
4,182	Exploration & Production		2,665	450	(2,215)	(83.1)
(126)	Gas & Power		325	56	(269)	(82.8)
695	Refining & Marketing and Chemicals		226	333	107	47.3
(369)	Corporate and other activities		(212)	(216)	(4)	(1.9)
1,326	Impact of unrealized intragroup profit elimination and other consolidation adjustments		614	148	(466)
5,708			3,618	771	(2,847)	(78.7)

			First half
2015		(€ million)	2015	2016	Change	% Ch.
5,708	Adjusted operating profit (loss) - continuing operations		3,618	771	(2,847)	(78.7)
(1,222)	Reinstatement of intercompany transactions vs. disc. Op.		(532)
4,486	Adjusted operating profit (loss) - continuing operations on a standalone basis		3,086	771	(2,315)	(75.0)

Adjusted operating profit was €771 million, down by €2.315 million, or 75%, and was impacted by lower commodity prices and margins with a negative effect of €2.8 billion, the Val d’Agri disruption and non-recurring items recorded in 2015 in G&P leading to a loss of €0.5 billion, partly offset by production growth in other areas, cost efficiencies and a reduced cost base for €1 billion, mainly in the E&P segment.

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Finance income (expense)

			First Half
2015		(€ million)	2015	2016	Change
(814)	Finance income (expense) related to net borrowings		(405)	(398)	7
(838)	- Finance expense on short and long-term debt		(448)	(375)	73
19	- Net interest due to banks		12	5	(7)
3	- Net income (expense) from financial activities held for trading		17	(53)	(70)
2	- Net income from receivables and securities for non-financing operating activities		14	25	11
160	Income (expense) on derivative financial instruments		(106)	(5)	101
96	- Derivatives on exchange rate		(111)	(12)	99
31	- Derivatives on interest rate		21	(17)	(38)
33	- Derivatives on securities		(16)	24	40
(354)	Exchange differences, net		(46)	154	200
(464)	Other finance income (expense)		(95)	(99)	(4)
120	- Net income from receivables and securities for financing operating activities		56	75	19
(291)	- Finance expense due to the passage of time (accretion discount)		(137)	(157)	(20)
(293)	- Other		(14)	(17)	(3)
(1,472)			(652)	(348)	304
166	Finance expense capitalized		89	60	(29)
(1,306)			(563)	(288)	275

Net finance expense of €288 million decreased by €275 million from the first half of 2015. The main drivers were: (i) lower interest rates reflecting accommodative monetary policies adopted by the central banks worldwide; (ii) the recycling through profit of a fair-valued option (up by €40 million) embedded in the convertible Snam bond, which was settled in the first half of 2016. In the first half of 2015 the option recorded a negative change in fair value reflecting the appreciation of the underlying shares; (iii) a positive change amounting to €200 million in exchange rate differences and exchange rate derivatives, with the latter being recognized through profit because such derivatives did not meet the formal criteria to be designed as hedges under IFRS. Those gains were partly offset by a loss recorded om securities held for trading due mainly to exchange rate exposures which was hedged by pooling it with other Group exposures on exchange rates and by hedging the net Group exposure.

Net income from investments

The table below sets forth the breakdown of net income from investments by segment:

First Half 2016 (€ million)	Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Group

Share of gains (losses) from equity-accounted investments	54		(1)	28	81
Dividends	27		21	7	55
Net gains on disposal			5	(32)	(27)
Other income (expense), net		(8)	(2)	(21)	(31)
	81	(8)	23	(18)	78

Net income from investments amounted to €78 million and related to:

(i)	gains from equity accounted investments (€81 million) mainly in the Exploration & Production segment and in the Corporate and other activities segment, relating to Eni’s share of results of the equity-accounted Saipem;
(ii)	dividends received from entities accounted for at cost (€55 million), mainly Nigeria LNG Ltd (€22 million) and Saudi European Petrochemical Co (€20 million);
(iii)	a net loss on the sale of investments (€27 million) which included mainly the disposal of the residual interest of 2.22% in the share capital of Snam (€32 million) due to the settlement of the convertible bond, partly offset by a gain on the divestment of 100% interest in Eni Slovenija doo (€5 million).

Other income (expense) mainly related to an impairment loss recorded in G&P related to the interest in Union Fenosa Gas SA (€8 million).

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The table below sets forth a breakdown of net income/loss from investments for the first half of 2016:

			First Half
2015		(€ million)	2015	2016	Change
(471)	Share of gains (losses) from equity-accounted investments		45	81	36
402	Dividends		223	55	(168)
164	Net gains on disposal		2	(27)	(29)
10	Other income (expense), net		182	(31)	(213)
105			452	78	(374)

The decrease compared to the first half of 2015 mainly related to the fair value evaluation of Eni’s interest in the available-for-sale investments in Snam and Galp (€177 million) and dividends paid by these investments (€83 million), as well as to lower dividends paid by Nigeria LNG Ltd (down by €70 million).

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Results by segment1

Exploration & Production

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(959)	Operating profit (loss)		2,874	288	(2,586)	(90.0)
5,141	Exclusion of special items:		(209)	162
5,212	- asset impairments		111	105
169	- impairment of exploration projects			7
(403)	- net gains on disposal of assets		(329)	1
15	- provision for redundancy incentives		10	4
12	- commodity derivatives		31	15
(59)	- exchange rate differences and derivatives		(20)	25
195	- other		(12)	5
4,182	Adjusted operating profit (loss)		2,665	450	(2,215)	(83.1)
(272)	Net financial income (expense) (a)		(130)	(115)	15
254	Net income (expense) from investments (a)		148	85	(63)
(3,173)	Income taxes (a)		(1,811)	(710)	1,101
76.2	Tax rate (%)		67.5	-	-
991	Adjusted net profit (loss)		872	(290)	(1,162)	-
	Results also include:
861	exploration expense:		305	240	(65)	(21.3)
254	- prospecting, geological and geophysical expenses		135	114	(21)	(15.6)
607	- write-off of unsuccessful wells (b)		170	126	(44)	(25.9)
	Average realizations
46.30	Liquids (c)	($/bbl)	52.28	35.14	(17.14)	(32.8)
4.55	Natural gas	($/kcf)	4.86	3.21	(1.65)	(34.1)
36.47	Total hydrocarbons	($/boe)	40.22	26.69	(13.53)	(33.6)

(a) Excluding special items.

(b) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

(c) Includes condensates.

In the first half of 2016, the Exploration & Production segment reported an adjusted operating profit of €450 million, down by €2,215 million or 83.1% from the same period of the previous year. This change was driven by lower oil and gas realizations in dollar terms (down by 32.8% and 34.1%, respectively), reflecting lower prices for the marker Brent (down by 31.4%) and lower gas prices in Europe and in the United States. Furthermore, results were negatively impacted by the production shutdown at the Val d’Agri profit centre for the whole of the second quarter. These effects were only partially offset by higher production in other areas, cost efficiencies (lower opex) and decreasing DD&A.

Adjusted operating profit excluded a positive adjustment of €162 million, due to impairment losses relating to gas properties (€105 million) driven by the impact of a lower price environment in Europe and special gains of €25 million relating to exchange differences and derivatives related to exchange rate exposure in commodity pricing formulas and exposure on trade payables that are reclassified to adjusted operating profit as well as losses on fair-valued derivatives (a charge of €15 million) embedded in the pricing formulas of long-term gas supply agreements.

Adjusted net loss amounted to €290 million reflecting lower operating performance and a lower than proportional reduction in the tax expense, driven by a deteriorating price scenario, which resulted in the concentration of taxable profit in PSA contracts, which, although more resilient in a low-price environment, bear higher-than average rates of tax and a reduced capacity to recognize deferred tax assets on losses incurred in the quarter.

In the first half of 2016, taxes paid represented approximately 37% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid.

1 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

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Gas & Power

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(1,258)	Operating profit (loss)		213	(71)	(284)	-
132	Exclusion of inventory holding (gains) losses		79	158
1,000	Exclusion of special items:		33	(31)
152	- asset impairments		17
	- net gains on disposal of assets			(1)
226	- risk provisions
6	- provision for redundancy incentives		3	1
90	- commodity derivatives		14	(144)
(9)	- exchange rate differences and derivatives		(25)	(40)
535	- other		24	153
(126)	Adjusted operating profit (loss)		325	56	(269)	(82.8)
11	Net finance income (expense) (a)		5	4	(1)
(2)	Net income (expense) from investments (a)		3	(2)	(5)
(51)	Income taxes (a)		(111)	(55)	56
-	Tax rate (%)		33.3	94.8	61.5
(168)	Adjusted net profit (loss)		222	3	(219)	(98.6)

(a) Excluding special items.

In the first half of 2016, the Gas & Power segment reported an adjusted operating profit of €56 million, down by €269 million y-o-y. This reflected lower one-off benefits associated to contract renegotiations retroactive to previous reporting periods and other non-recurring items. Furthermore, the sector performance was hit by deteriorated margins on LNG sales. These negatives were partly offset by optimization initiatives and reduced logistics costs. The retail segment reported lower results due to unusual winter weather conditions.

Adjusted operating profit was calculated by excluding an inventory holding loss of €158 million and net gains of €31 million relating to the positive effect of fair-valued commodity derivatives lacking the formal requisites to be accounted as hedges under IFRS (€144 million) and other extraordinary charges for €153 million. Special items also included a negative balance of €40 million due to exchange rate differences and exchange rate derivatives reclassified in operating profit.

The Gas & Power segment reported an adjusted net profit of €3 million, due to an increased adjusted tax rate.

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Refining & Marketing and Chemicals

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(1,567)	Operating profit (loss)		219	363	144	65.8
877	Exclusion of inventory holding (gains) losses		(284)	(152)
1,385	Exclusion of special items:		291	122
1,150	- asset impairments		70	34
(8)	- net gains on disposal of assets		(5)	(4)
(5)	- risk provisions		7
137	- environmental charges		80	67
8	- provision for redundancy incentives			4
68	- commodity derivatives		117	14
5	- exchange rate differences and derivatives		12	(3)
30	- other		10	10
695	Adjusted operating profit (loss)		226	333	107	47.3
387	Refining & Marketing		131	110	(21)	(16.0)
308	Chemicals		95	223	128
(2)	Net finance income (expense) (a)		(4)		4
69	Net income (expense) from investments (a)		38	20	(18)
(250)	Income taxes (a)		(85)	(105)	(20)
-	Tax rate (%)		32.7	29.7	(3.0)
512	Adjusted net profit (loss)		175	248	73	41.7

(a) Excluding special items.

In the first half of 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €333 million, up by €107 million, or 47%, from a year ago.

The Refining & Marketing business reported an adjusted operating profit of €110 million. This was €21 million lower than the first half of 2015 (down by 16%) driven mainly by sharply lower refining margins, with the Eni benchmark refining margin (SERM) down by 47.2% from 8.3 $/bl to 4.4 $/bl y-o-y. Cost efficiencies, optimization and a better plant performance helped to mitigate the negative scenario. Higher margins boosted marketing activities.

The Chemical business registered an adjusted operating profit of €223 million, up by €128 million from the first half of 2015, in a mixed trading environment, benefitting from efficiency initiatives performed in previous reporting periods and increasing margins in polyethylene, while cracker margins resulted substantially stable.

Special items excluded from the adjusted operating profit of €122 million comprised impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods (€34 million), environmental charges (€67 million) as well as fair-value evaluation of certain commodity derivatives (charges of €14 million) lacking the formal criteria to be accounted as hedges under IFRS.

Adjusted net profit of €248 million increased by €73 million, or 41.7% reflecting a better operating performance.

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Corporate and other activities

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
(497)	Operating profit (loss)		(286)	(260)	26	9.1
128	Exclusion of special items:		74	44
20	- asset impairments		4	9
4	- net gains on disposal of assets		(1)
(10)	- risk provisions		2	1
88	- environmental charges		64	34
1	- provision for redundancy incentives		1	2
25	- other		4	(2)
(369)	Adjusted operating profit (loss)		(212)	(216)	(4)	(1.9)
(686)	Net financial income (expense) (a)		(302)	(155)	147
285	Net income (expense) from investments (a)		273	3	(270)
107	Income taxes (a)		99	43	(56)
(663)	Adjusted net profit (loss)		(142)	(325)	(183)	-

(a) Excluding special items.

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Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis

Considering the significant impact of the discontinued operations in the comparative reporting periods of 2015, management used an adjusted performance measures calculated on a standalone basis. This Non-GAAP measure excludes as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while it reinstates the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations which anticipates the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

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Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

The following tables report the group operating profit and Group adjusted net profit and their break-down by segment, as well as is represented the reconciliation with net profit attributable to Eni’s shareholders of continuing operations.

First half 2016

(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS

Reported operating profit (loss)	288	(71)	363	(260)	5	325		325
Exclusion of inventory holding (gains) losses		158	(152)		143	149		149
Exclusion of special items:
- environmental charges			67	34		101		101
- asset impairments	105		34	9		148		148
- impairment of exploration projects	7					7		7
- net gains on disposal of assets	1	(1)	(4)			(4)		(4)
- risk provisions				1		1		1
- provision for redundancy incentives	4	1	4	2		11		11
- commodity derivatives	15	(144)	14			(115)		(115)
- exchange rate differences and derivatives	25	(40)	(3)			(18)		(18)
- other	5	153	10	(2)		166		166
Special items of operating profit (loss)	162	(31)	122	44		297		297
Adjusted operating profit (loss)	450	56	333	(216)	148	771		771
Net finance (expense) income (a)	(115)	4		(155)		(266)		(266)
Net income (expense) from investments (a)	85	(2)	20	3		106		106
Income taxes (a)	(710)	(55)	(105)	43	(46)	(873)		(873)
Tax rate (%)	-	94.8	29.7			-		-
Adjusted net profit (loss)	(290)	3	248	(325)	102	(262)		(262)
of which attributable to:
- non-controlling interest						5		5
- Eni's shareholders						(267)		(267)

Reported net profit (loss) attributable to Eni's shareholders						(1,242)	413	(829)
Exclusion of inventory holding (gains) losses						101		101
Exclusion of special items						874	(413)	461

Adjusted net profit (loss) attributable to Eni's shareholders						(267)		(267)

(a) Excluding special items.

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First half 2015

								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	Group	Engineering & Construction	Consolidation adjustments	TOTAL	Continuing operations	Reinstatement of intercompany transactions vs. discontinued operations

Reported operating profit (loss)	2,874	213	219	(286)	(788)	(182)	2,050	788	537	1,325	3,375		2,838
Exclusion of inventory holding (gains) losses		79	(284)			264	59				59		59
Exclusion of special items:
- environmental charges			80	64			144				144		144
- asset impairments	111	17	70	4	211		413	(211)		(211)	202		202
- impairment of exploration projects
- net gains on disposal of assets	(329)		(5)	(1)			(335)				(335)		(335)
- risk provisions			7	2			9				9		9
- provision for redundancy incentives	10	3		1	2		16	(2)		(2)	14		14
- commodity derivatives	31	14	117		(5)		157	5	(5)		157		162
- exchange rate differences and derivatives	(20)	(25)	12				(33)				(33)		(33)
- other	(12)	24	10	4			26				26		26
Special items of operating profit (loss)	(209)	33	291	74	208		397	(208)	(5)	(213)	184		189
Adjusted operating profit (loss)	2,665	325	226	(212)	(580)	82	2,506	580	532	1,112	3,618	(532)	3,086
Net finance (expense) income (a)	(130)	5	(4)	(302)	(3)		(434)	3	14	17	(417)		(431)
Net income (expense) from investments (a)	148	3	38	273	(10)		452	10		10	462		462
Income taxes (a)	(1,811)	(111)	(85)	99	(13)	(23)	(1,944)	13	(26)	(13)	(1,957)		(1,931)
Tax rate (%)	67.5	33.3	32.7				77.0				53.4		62.0
Adjusted net profit (loss)	872	222	175	(142)	(606)	59	580	606	520	1,126	1,706	(520)	1,186
of which attributable to:
- non-controlling interest							(390)			641	251	(296)	(45)
- Eni's shareholders							970			485	1,455	(224)	1,231

Reported net profit (loss) attributable to Eni's shareholders							735			550	1,285		1,285
Exclusion of inventory holding (gains) losses							41				41		41
Exclusion of special items							194			(65)	129		129
Reinstatement of intercompany transactions vs. discontinued operations													(224)
Adjusted net profit (loss) attributable to Eni's shareholders							970			485	1,455		1,231

(a) Excluding special items.

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2015

								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	Group	Engineering & Construction and Chemicals	Consolidation adjustments	TOTAL	Continuing operations	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on a standalone basis

Reported operating profit (loss)	(959)	(1,258)	(1,567)	(497)	(694)	(23)	(4,998)	694	1,228	1,922	(3,076)		(4,304)
Exclusion of inventory holding (gains) losses		132	877			127	1,136				1,136		1,136
Exclusion of special items
- environmental charges			137	88			225				225		225
- asset impairments	5,212	152	1,150	20	590		7,124	(590)		(590)	6,534		6,534
- impairment of exploration projects	169						169				169		169
- net gains on disposal of assets	(403)		(8)	4	1		(406)	(1)		(1)	(407)		(407)
- risk provisions		226	(5)	(10)			211				211		211
- provision for redundancy incentives	15	6	8	1	12		42	(12)		(12)	30		30
- commodity derivatives	12	90	68		(6)		164	6	(6)		164		170
- exchange rate differences and derivatives	(59)	(9)	5				(63)				(63)		(63)
- other	195	535	30	25			785				785		785
Special items of operating profit (loss)	5,141	1,000	1,385	128	597		8,251	(597)	(6)	(603)	7,648		7,654
Adjusted operating profit (loss)	4,182	(126)	695	(369)	(97)	104	4,389	97	1,222	1,319	5,708	(1,222)	4,486
Net finance (expense) income (a)	(272)	11	(2)	(686)	(5)		(954)	5	24	29	(925)		(949)
Net income (expense) from investments (a)	254	(2)	69	285	17		623	(17)		(17)	606		606
Income taxes (a)	(3,173)	(51)	(250)	107	(212)	(47)	(3,626)	212	(53)	159	(3,467)		(3,414)
Tax rate (%)	76.2	-	32.8		-		89.4				64.3		82.4
Adjusted net profit (loss)	991	(168)	512	(663)	(297)	57	432	297	1,193	1,490	1,922	(1,193)	729
of which attributable to:
- non-controlling interest							(243)			848	605	(679)	(74)
- Eni's shareholders							675			642	1,317	(514)	803

Reported net profit (loss) attributable to Eni's shareholders							(8,778)			826	(7,952)		(7,952)
Exclusion of inventory holding (gains) losses							782				782		782
Exclusion of special items							8,671			(184)	8,487		8,487
Reinstatement of intercompany transactions vs. discontinued operations													(514)
Adjusted net profit (loss) attributable to Eni's shareholders							675			642	1,317		803

(a) Excluding special items.

			First half
2015		(€ million)	2015	2016	Change
11,649	Net cash provided by operating activities		5,543	3,100	(2,443)
(1,226)	Net cash provided by operating activities - discontinued operations		(1,011)		1,011
12,875	Net cash provided by operating activities - continuing operations		6,554	3,100	(3,454)
(720)	Reinstatement of intercompany transactions vs. discontinued operations		(157)
12,155	NET CASH PROVIDED BY OPERATING ACTIVITIES ON A STANDALONE BASIS		6,397	3,100	(3,297)

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Breakdown of special items (including discontinued operations)

			First Half
2015		(€ million)	2015	2016
8,251	Special items of operating profit (loss)		397	297
225	- environmental charges		144	101
7,124	- assets impairments		413	148
169	- impairment of exploration projects			7
(406)	- net gains on disposal of assets		(335)	(4)
211	- risk provisions		9	1
42	- provision for redundancy incentives		16	11
164	- commodity derivatives		157	(115)
(63)	- exchange rate differences and derivatives		(33)	(18)
785	- other		26	166
292	Net finance (income) expense		141	72
	of which:
63	- exchange rate differences and derivatives		33	18
488	Net income from investments		(3)	391
	of which:
(33)	- gains on disposal of assets		(3)	(7)
506	- impairments / revaluation of equity investments			373
(7)	Income taxes		(197)	114
	of which:
880	- impairment of deferred tax assets of Italian subsidiaries			149
860	- impairment of deferred tax assets of upstream business
(1,747)	- taxes on special items of operating profit (loss) and oter special items		(197)	(35)
9,024	Total special items of net profit		338	874
	Attributable to:
353	- non-controlling interest		144
8,671	- Eni's shareholders		194	874

Breakdown of impairments

			First Half
2015		(€ million)	2015	2016	Change
6,376	Asset impairments		204	185	(19)
161	Goodwill impairment
(3)	Revaluations		(2)	(37)	(35)
6,534	Sub total		202	148	(54)
	Impairment of losses on receivables related to non recurring activities
6,534	Impairments		202	148	(54)

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Summarized Group Balance Sheet

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

	December 31,	June 30,
(€ million)	2015	2016	Change
Fixed assets
Property, plant and equipment	68,005	67,826	(179)
Inventories - Compulsory stock	909	1,037	128
Intangible assets	3,034	2,882	(152)
Equity-accounted investments and other investments	3,513	4,727	1,214
Receivables and securities held for operating purposes	2,273	2,339	66
Net payables related to capital expenditure	(1,284)	(1,555)	(271)
	76,450	77,256	806
Net working capital
Inventories	4,579	4,413	(166)
Trade receivables	12,616	10,865	(1,751)
Trade payables	(9,605)	(9,770)	(165)
Tax payables and provisions for net deferred tax liabilities	(4,137)	(4,048)	89
Provisions	(15,375)	(13,952)	1,423
Other current assets and liabilities	1,827	2,308	481
	(10,095)	(10,184)	(89)
Provisions for employee post-retirement benefits	(1,123)	(1,030)	93
Discontinued operations and assets held for sale including related liabilities	9,048	75	(8,973)
CAPITAL EMPLOYED, NET	74,280	66,117	(8,163)
Eni shareholders' equity	55,493	52,257	(3,236)
Non-controlling interest	1,916	46	(1,870)
Shareholders’ equity	57,409	52,303	(5,106)
Net borrowings	16,871	13,814	(3,057)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,280	66,117	(8,163)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate which determined a decrease in net capital employed, total equity and net borrowings by €950 million, €875 million and €75 million, respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 1.9% appreciation of the euro against the US dollar (1 EUR= 1.1102 USD at June 30, 2016 compared to 1.089 at December 31, 2015).

Fixed assets (€77,256 million) increased by €806 million from December 31, 2015. The item “Property, plant and equipment” slightly decreased mainly due to the appreciation of the euro and DD&A and write-offs (€3,974 million) partly offset by capital expenditure for the period (€4,879 million). Finally the line item “Equity-accounted investments and other investments” increased by €1,214 million due to the recognition as an equity-accounted investment of the residual 30.55% stake in Saipem and the pro-quota amount cashed out to subscribe Saipem share capital increase for an overall amount of €1,614 million, as well as the entity result for the period attributable to Eni.

Net working capital was in negative territory at minus €10,184 million, barely unchanged compared to December 31, 2015. Reduced trade receivables, mainly in the G&P segment were partially offset by lower provisions as well as higher commercial exposure to joint-venture partners in the E&P segment.

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Eni Interim Consolidated Report / Financial review and other information

Discontinued operations, asset held for sale including related liabilities (€75 million) decreased by €8.973 million due to the closing of Saipem transaction. The residual amount mainly referred to fuel distribution activities in Eastern Europe in disposal phase.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

	December 31,	June 30,
(€ million)	2015	2016	Change

Total debt:	27,793	25,788	(2,005)
Short-term debt	8,396	4,654	(3,742)
Long-term debt	19,397	21,134	1,737
Cash and cash equivalents	(5,209)	(5,099)	110
Securities held for trading and other securities held for non-operating purposes	(5,028)	(6,351)	(1,323)
Financing receivables for non-operating purposes	(685)	(524)	161
Net borrowings	16,871	13,814	(3,057)
Shareholders' equity including non-controlling interest	57,409	52,303	(5,106)
Leverage	0.29	0.26	(0.03)

Net borrowings as of June 30, 2016, amounted to €13,814 million, down by €3,057 million from December 31, 2015 due to the closing of the Saipem transaction. This comprised the reimbursement of intercompany financing receivables owed by Saipem to Eni (€5.8 billion), the proceeds from the divestment of 12.503% of Eni’s interest in Saipem to the Italy-based CDP Equity SpA (€0.46 billion), net of the amount cashed out to subscribe pro-quota the Saipem share capital increase (€1.07 billion).

Total debt amounted to €25,788 million, of which €4,654 million were short-term (including the portion of long-term debt due within 12 months equal to €948 million) and €21,134 million were long-term.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – was 0.26 at June 30, 2016 (0.29 at December 31, 2015). This decrease was due to lower net borrowings partly offset by a reduction in total equity. The equity reduction was impacted by the negative result of the period, the de-recognition of the Saipem non-controlling interest and the dividend payment (€1.44 billion).

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Eni Interim Consolidated Report / Financial review and other information

Comprehensive income

	First Half
(€ million)	2015	2016
Net profit (loss)	201	(1,237)
Items subsequently reclassificable to profit and loss account	3,837	(519)
Foreign currency translation differences	3,729	(875)
Change in the fair value of cash flow hedging derivatives	156	428
Change in the fair value of available-for-sale securities	(3)
Share of “Other comprehensive income” on equity-accounted entities	(7)	34
Taxation	(38)	(106)
Total other items of comprehensive income (loss)	3,837	(519)
Total comprehensive income (loss)	4,038	(1,756)
Attributable to:
- Eni's shareholders	4,518	(1,761)
- continuing operations	5,068	(1,348)
- discontinued operations	(550)	(413)
Non-controlling interest	(480)	5
- continuing operations	268	5
- discontinued operations	(748)

Changes in Shareholder’s equity

(€ million)
Shareholders’ equity at December 31, 2015		57,409
Total comprehensive income (loss)	(1,756)
Dividends distributed to Eni’s shareholders	(1,440)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Payments to minority shareholders	(4)
Other changes	(34)
Total changes		(5,106)
Shareholders’ equity at June 30, 2016		52,303
Attributable to:
- non-controlling interest		52,257
- Eni's shareholders		46

Shareholders’ equity including non-controlling interest was €52,303 million, down by €5,106 million from December 31, 2015. This was due to net loss in comprehensive income (€1,756 million) given by net loss of €1,237 million and negative foreign currency translation differences (€875 million). Also affecting the total equity was the de-recognition of Saipem non-controlling interest (€1,872 million), dividend distribution and other changes of €1,478 million (€1,440 million being the 2015 final dividend and dividends to non-controlling interests). These effects were partially offset by the positive change in the cash flow hedge reserve (€428 million).

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Summarized Group Cash Flow Statement

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow and net cash provided by operating activities from continuing operations on a standalone basis are non-GAAP measures of financial performance.

Summarized Group Cash Flow Statement(a)

			First Half
2015		(€ million)	2015	2016	Change
(7,399)	Net profit (loss) - continuing operations		1,499	(824)	(2,323)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
17,216	- depreciation, depletion and amortization and other non monetary items		4,918	3,852	(1,066)
(577)	- net gains on disposal of assets		(342)	(27)	315
3,215	- dividends, interests, taxes and other changes		1,795	1,083	(712)
4,781	Changes in working capital related to operations		1,273	772	(501)
(4,361)	Dividends received, taxes paid, interests (paid) received during the period		(2,589)	(1,756)	833
12,875	Net cash provided by operating activities - continuing operations		6,554	3,100	(3,454)
(1,226)	Net cash provided by operating activities - discontinued operations		(1,011)		1,011
11,649	Net cash provided by operating activities		5,543	3,100	(2,443)
(10,741)	Capital expenditure - continuing operations		(5,834)	(4,879)	955
(561)	Capital expenditure - discontinued operations		(268)		268
(11,302)	Capital expenditure		(6,102)	(4,879)	1,223
(228)	Investments and purchase of consolidated subsidiaries and businesses		(108)	(1,152)	(1,044)
2,258	Disposals and cash equivalent related to discontinued operations divested		644	951	307
(1,351)	Other cash flow related to capital expenditure, investments and disposals		(376)	(43)	333
1,026	Free cash flow		(399)	(2,023)	(1,624)
(300)	Borrowings (repayment) of debt related to financing activities (b)		25	5,199	5,174
2,126	Changes in short and long-term financial debt		1,163	(1,822)	(2,985)
(3,477)	Dividends paid and changes in non-controlling interests and reserves		(2,019)	(1,444)	575
(780)	Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations		82	(20)	(102)
(1,405)	NET CASH FLOW FOR THE PERIOD		(1,148)	(110)	1,038
12,155	NET CASH PROVIDED BY OPERATING ACTIVITIES ON STANDALONE BASIS		6,397	3,100	(3,297)

Changes in net borrowings

			First Half
2015		(€ million)	2015	2016	Change
1,026	Free cash flow		(399)	(2,023)	(1,624)
83	Net borrowings of divested companies		18	5,820	5,802
(818)	Exchange differences on net borrowings and other changes		(392)	704	1,096
(3,477)	Dividends paid and changes in non-controlling interest and reserves		(2,019)	(1,444)	575
(3,186)	CHANGE IN NET BORROWINGS		(2,792)	3,057	5,849

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".

(b) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

			First Half
2015		(€ million)	2015	2016	Change
	Financing investments:
(140)	- securities		(69)	(1,220)	(1,151)
(343)	- financing receivables		(21)	(173)	(152)
(483)			(90)	(1,393)	(1,303)
	Disposal of financing investments:
1	- securities		1		(1)
182	- financing receivables		114	6,592	6,478
183			115	6,592	6,477
(300)	Borrowings (repayment) of debt related to financing activities		25	5,199	5,174

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Eni Interim Consolidated Report / Financial review and other information

In the first half of 2016, net cash provided by operating activities from continuing operations amounted to €3,100 million. Proceeds from disposals were €951 million and mainly related to the 12.503% interest in Saipem (€463 million) and an interest in Snam due to exercise of the conversion rights by bondholders (€332 million).

These inflows funded part of the financial requirements for the payment of Eni’s balance dividend of 2015 (€1,440 million), capital expenditure (€4,879 million) and the amount cashed out to subscribe the share capital increase of Saipem.

When considering the cash flow associated to the reimbursement of intercompany financing receivables amounting to €5,818 million, as part of the closing of the Saipem deal, the Group’s net debt decreased by €3,057 million.

From January 1, 2016, Eni’s captive insurance subsidiary is required to meet certain capital and solvency ratios as minimum requirements to continue performing the insurance activity based on the provisions of EU Solvency II Directive (the so called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). Therefore, it is no longer necessary to commit the financial assets of the insurance company to funding the loss provisions. Accordingly, those assets, which mainly comprise available-for-sale securities and bank deposits, have ceased to be classified as held for operating purposes and have been netted against finance debt in determining the Group net borrowing at June 30, 2016 with a positive impact of €569 million.

Capital expenditure

			First Half
2015		(€ million)	2015	2016	Change	% Ch.
9,980	Exploration & Production		5,660	4,509	(1,151)	(20.3)
	- acquisition of proved and unproved properties			2
566	- exploration		312	170
9,341	- development		5,321	4,293
73	- other expenditure		27	44
154	Gas & Power		44	44
138	- marketing		43	41
16	- international transport		1	3
628	Refining & Marketing and Chemicals		255	212	(43)	(16.9)
408	- refining and marketing		155	140
220	- chemicals		100	72
64	Corporate and other activities		15	20	5	33.3
(85)	Impact of unrealized intragroup profit elimination		(140)	94	234
10,741	Capital expenditure - continuing operations		5,834	4,879	(955)	(16.4)
561	Capital expenditure - discontinued operations		268		(268)	-
11,302	Capital expenditure		6,102	4,879	(1,223)	(20.0)

In the first half of 2016, capital expenditure of continuing operations amounted to €4,879 million (€5,834 million in the first half of 2015) and mainly related to:

- development activities deployed mainly in Egypt, Angola, Indonesia, Kazakhstan, Norway, Iraq and Libya and exploratory activities primarily in Egypt, Angola and Congo;

- refining activity (€107 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; regulation compliance and stay in business initiatives in the refined product retail network (€33 million);

- initiatives relating to gas marketing (€29 million).

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Reconciliation of Summarized Group Balance Sheet and Summarized Group Cash Flow Statement to Statutory Schemes

Summarized Group Balance Sheet

		December 31, 2015		June 30, 2016
Items of Summarized Group Balance Sheet
(where not expressly indicated, the item derives directly from the statutory scheme) (€ million)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			68,005		67,826
Inventories - Compulsory stock			909		1,037
Intangible assets			3,034		2,882
Equity-accounted investments and other investments			3,513		4,727
Receivables and securities held for operating activities	(see note 7 and note 14)		2,273		2,339
Net payables related to capital expenditure, made up of:			(1,284)		(1,555)
- receivables related to capital expenditure/disposals	(see note 7)	33		160
- receivables related to capital expenditure/disposals non-current	(see note 16)	567		387
- payables related to capital expenditure	(see note 18)	(1,884)		(2,102)
Total fixed assets			76,450		77,256
Net working capital
Inventories			4,579		4,413
Trade receivables	(see note 7)		12,616		10,865
Trade payables	(see note 18)		(9,605)		(9,770)
Tax payables and provisions for net deferred tax liabilities, made up of:			(4,137)		(4,048)
- income tax payables		(431)		(401)
- other tax payables		(1,454)		(1,768)
- deferred tax liabilities		(7,425)		(6,890)
- other non-current tax liabilities	(see note 24)	(52)		(40)
- payables for Italian consolidated accounts	(see note 18)	(14)		(16)
- receivables for Italian consolidated accounts	(see note 7)	2		1
- current tax assets		360		464
- other current tax assets		630		483
- deferred tax assets		3,853		3,663
- other tax assets	(see note 16)	394		456
Provisions			(15,375)		(13,952)
Other current assets and liabilities:			1,827		2,308
- securities held for operating purposes	(see note 6)	282
- receivables for operating purposes	(see note 7)	375		103
- other receivables	(see note 7)	6,682		7,032
- other (current) assets		3,642		2,693
- other receivables and other assets	(see note 16)	797		737
- advances, other payables	(see note 18)	(3,439)		(3,385)
- other (current) liabilities		(4,712)		(3,151)
- other payables and other liabilities	(see note 24)	(1,800)		(1,721)
Total net working capital			(10,095)		(10,184)
Provisions for employee post-retirement benefits			(1,123)		(1,030)
Discontinued operations and assets held for sale including related liabilities			9,048		75
made up of:
- assets held for sale		15,533		99
- liabilities related to assets held for sale		(6,485)		(24)
CAPITAL EMPLOYED, NET			74,280		66,117
Shareholders' equity including non-controlling interest			57,409		52,303
Net borrowings
Total debt, made up of:			27,793		25,788
- long-term debt		19,397		21,134
- current portion of long-term debt		2,676		948
- short-term financial liabilities		5,720		3,706
less:
Cash and cash equivalents			(5,209)		(5,099)
Securities held for non-operating purposes	(see note 5 and note 6)		(5,028)		(6,351)
Financing receivables for non-operating purposes	(see note 7)		(685)		(524)
Total net borrowings (a)			16,871		13,814
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			74,280		66,117

(a) For details on net borrowings see also note No. 21 to the condensed consolidated interim financial statements.

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Summarized Group Cash Flow Statement

	First Half 2015		First Half 2016
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme (€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Net profit (loss)		1,499		(824)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		4,918		3,852
- depreciation, depletion, amortization and impairments	4,834		3,853
- write-off	189		121
- share of profit (loss) of equity-accounted investments	(45)		(81)
- other net changes	(48)		(49)
- net changes in the provisions for employee benefits	(12)		8
Net gains on disposal of assets		(342)		(27)
Dividends, interests, income taxes and other changes		1,795		1,083
- dividend income	(223)		(55)
- interest income	(83)		(120)
- interest expense	336		319
- income taxes	1,765		939
Changes in working capital related to operations		1,273		772
- inventory	519		30
- trade receivables	1,611		1,537
- trade payables	(1,050)		(40)
- provisions for contingencies	(305)		(953)
- other assets and liabilities	498		198
Dividends received, taxes paid, interest (paid) received during the period		(2,589)		(1,756)
- dividend received	265		87
- interest received	24		67
- interest paid	(401)		(394)
- income taxes paid, net of tax receivables received	(2,477)		(1,516)
Net cash provided by operating activities - continuing operations		6,554		3,100
Net cash provided by operating activities - discontinued operations		(1,011)
Net cash provided by operating activities		5,543		3,100
Capital expenditure		(6,102)		(4,879)
- tangible assets	(6,058)		(4,847)
- intangible assets	(44)		(32)

Investments and purchase of consolidated subsidiaries and businesses		(108)		(1,152)
- investments	(108)		(1,152)
- consolidated subsidiaries and businesses
Disposals		644		951
- tangible assets	408		9
- intangible assets	4
- changes in consolidated subsidiaries and businesses	33		474
- investments	199		468

Other cash flow related to capital expenditure, investments and disposals		(376)		(43)
- securities	(98)		(1,225)
- financing receivables	(442)		(624)
- change in payables and receivables relating to investments and capitalized depreciation	(162)		31
reclassification: purchase of securities and financing receivables for non-operating purposes	90		1,393
- disposal of securities	10		7
- disposal of financing receivables	273		6,916
- change in payables and receivables	68		51
reclassification: disposal of securities and financing receivables held for non-operating purposes	(115)		(6,592)
Free cash flow		(399)		(2,023)

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continued Summarized Group Cash Flow Statement

	First Half 2015		First Half 2016
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme (€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		(399)		(2,023)
Borrowings (repayment) of debt related to financing activities		25		5,199
reclassification: purchase of securities and financing receivables held for non-operating purposes	(90)		(1,393)
reclassification: disposal of securities and financing receivables held for non-operating purposes	115		6,592
Changes in short and long-term finance debt		1,163		(1,822)
- proceeds from long-term finance debt	2,004		2,103
- payments of long-term finance debt	(2,766)		(1,969)
- increase (decrease) in short-term finance debt	1,925		(1,956)
Dividends paid and changes in non-controlling interest and reserves		(2,019)		(1,444)
- net capital contributions/payments by/to non-controlling interest	1
- treasury shares sold
- dividends paid by Eni to shareholders	(2,017)		(1,440)
- dividends paid to non-controlling interest	(3)		(4)
Effect of exchange differences on cash and cash equivalents		84		(19)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries		(2)		(1)
Net cash flow		(1,148)		(110)

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Risk factors and uncertainties

Foreword

In this section are described the main risks Eni faces in each of its business segments. For the disclosure on financial risks (market, counterparty and liquidity risk), see note N. 29 “Guarantees, commitments and risks” in the Notes to the condensed consolidated interim financial statements.

Risks related to the cyclicality of the Oil & Gas sector

Eni’s operating results, mainly of the Exploration & Production segment, are exposed to volatile prices of crude oil and natural gas. Higher oil prices increase the Group consolidated results of operations and cash flow; vice versa, in case of falling oil prices.

In the last two years, the oil industry has been in the midst of a downturn driven by global oversupplies and sluggish global growth. After dropping below $30 per barrel in the first months of 2016 to its 13-year low, the price of Brent crude has recovered to about the $50 mark thanks to a certain market stabilization. In the first half of 2016, the benchmark Brent price averaged $40 per barrel, with a reduction of approximately 30% compared to the first half of 2015. In the next months, y-o-y comparison will gradually improve. On the base of the review of the fundamentals of demand and supply, being updated in light of the recent trends of the industry, Eni’s management envisages that the oil market will gradually rebalance in the subsequent four-year plan period. This will be driven by reduced investments by international oil companies, a slowdown in the U.S. tight oil production, the difficulties of some major oil-producing countries to find financial resources to maintain their current levels of production and, in the longer term, thanks to the important contribution to demand growth expected from countries like India. This outlook is clouded by a number of risks and uncertainties, such as the trend in global energy demand, affected in the short term by risks of slowdown in the global economic activity, as well as aggressive policy of Saudi Arabia seeking to increase its market share. Eni’s management has evaluated a number of risks and uncertainties inherent in such expectations, including technology evolution, structural changes that have been currently affecting oil industry such as the U.S. tight oil revolution, lower influence from the Organization of the Petroleum Exporting Countries ("OPEC"), reduced impact of geopolitical crises and the greater role played by renewable energy sources and risks associated with internationally-agreed measures intended to reduce GHG emissions. Based on this outlook, in performing the evaluations of the first half report 2016 Eni’s management has substantially confirmed its conservative pricing assumptions of the Brent crude oil marker adopted in the Company’s 2016-2019 strategic plan and 2015 Annual Report (based on the long-term reference price of 65 $/barrel).

Looking forward to 2020 and beyond, Eni has defined a strategy, action plan and the first set of projects, in order to evolve its business model towards a low-carbon future in the context of macroeconomic growth. The Company took into consideration that the States committed to reduce their GHG emissions and foster energy saving, with a challenging goal of limiting the average increase of the global temperature below the two degrees threshold compared to pre-industrial levels. Based on this outlook, the renewable energy sources will play an increasingly greater role in Eni’s portfolio, leveraging on industrial, marketing and contractual synergies with Eni’s core activities.

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Eni estimates that movements in oil prices affect approximately 50% of its current oil&gas production. The Company does not hedge this exposure, except for specific business’s cases or market conditions. The remaining portion of Eni’s current production is insulated from crude oil price movements considering that the Company’s property portfolio is characterized by a sizeable presence of production sharing contracts, where, due to the cost recovery mechanism, the Company is entitled to a larger number of barrels in case of a fall in crude oil prices (see below). Based on the current portfolio of oil&gas assets, Eni’s management estimates that the Company’s consolidated net profit varies by approximately €200 million for each one-dollar change in the price of the Brent crude oil benchmark with respect to the price case assumed in our financial projections for 2016 at $41/bbl. Free cash flow is expected to reduce/increase by a similar amount.

In addition to the adverse effect on revenues, profitability and cash flow, lower oil&gas prices over prolonged period could result in asset impairments and affect the return of development projects in case actual prices would be lower than the prices assumed when the final investment decision was made. In such a scenario, Eni would review its capex plan, re-phasing, delaying or cancelling certain projects, which would negatively affect our growth rate. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle.

Lower commodity prices may also reduce Eni’s access to capital and lead to a downgrade or other negative rating action with respect to our credit rating by rating agencies, including Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor Services Inc (“Moody’s”). These downgrades negatively affect our cost of capital, increase our financial expenses, and may limit Eni’s ability to access capital markets and execute aspects of our business plans. At the end of March 2016, both agencies lowered Eni’s long-term corporate credit rating (to BBB+ and Baa1, respectively).

Future oil prices may substantially differ from the price used in calculating Eni’s estimated proved reserves and their net present value determined by using the 10% discount factor. The prices used in calculating Eni’s estimated proved reserves are, in accordance with the U.S. Securities and Exchange Commission (the “U.S. SEC”) requirements, calculated by determining the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding 12 months.

For the 12-month period ending December 31, 2015, average prices were based on 54 $/bbl for the Brent crude oil. This decline in the price of crude oil triggered the downward revision of those reserves that have become uneconomic in this type of environment. Commodity prices declined significantly in the first half of 2016. If oil prices do not increase significantly in the second half of the year, our future calculations of estimated proved reserves will be based on lower commodity prices which could result in our having to remove non-economic reserves from our proved reserves in future periods. This effect will be counterbalanced in full or in part by increased reserves corresponding to the additional volume entitlements under Eni’s PSAs relating to cost oil: i.e. because of lower oil and gas prices, the reimbursement of expenditures incurred by the Company requires additional volumes of reserves.

At December 31, 2015, the net present value of our proved reserves totaled approximately €38 billion. The average prices used to estimate our proved reserves and the net present value at December 31, 2015 were $54 per barrel for the Brent crude oil. Holding all other factors constant and using the 10% discount factor, if commodity prices used were in line with the pricing environment existing in the first half of 2016, Eni’s PV-10 could decrease significantly compared to December 31, 2015.

Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements (PSA) in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher are the reference prices for crude oil used to determine production and reserve entitlements, the lower is the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa.

The Company currently estimates that production entitlements in its PSAs increases on average by approximately 1,500 bbl/d for each $1 decrease in oil prices. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future. The impact of price effects on the Company’s

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production was about 27 kbbl/d in the first half of 2016, contributing by some percentage points to the production growth of the first half of 2016.

The oil and gas industry is capital intensive. Eni makes and expects to continue to make substantial capital expenditures in its business for the exploration, development, exploitation and production of oil and natural gas reserves. The Company’s capital budget for the four-year plan 2016-2019 amounts to €37 billion and is substantially lower than our previous industrial plan (down by an estimated 21% at constant exchange rates) as a result of a planned reduction in spending prompted by significantly depressed commodity prices. The Company has budgeted €9.4 billion for capital expenditure in 2016 relating to continuing operations, which are 20% lower than in 2015 at constant exchange rates. In the first half of 2016, capital expenditure amounted to €4.88 million. For the rest of the year, the management may find that additional reductions in Eni’s 2016 capital spending budget become necessary depending on market conditions.

Historically, Eni’s capital expenditures have been financed with cash generated by operations, proceeds from asset disposal, borrowings under its credit facilities and proceeds from the issuance of debt and bonds. On the back of the current scenario, Eni’s management expects to carry out a number of initiatives intended to reduce capital spending. Management forecasts that capex will be 100%-funded by cash flow from operations at about 50 $/barrel scenario vs an initial guidance of 63 $/barrel for the 2015-2016 period. However, actual cash flow from operations may be affected by factors such as: (i) the actual prices Eni receives for sales of crude oil and natural gas; (ii) amount of actual production of oil & gas; (iii) time-to-market of Eni’s reserves; iv) political risks; v) cost efficiencies.

If cash generated by operations, cash from asset disposal, or cash available under Eni’s liquidity reserve or its credit facilities is not sufficient to meet capital requirements, the failure to obtain additional financing could result in a curtailment of operations relating to development of Eni’s reserves, which in turn could adversely affect its business, financial condition, results of operations, and cash flows and its ability to achieve its growth plans. As of the date of this financial statement, the setting up and maintenance of the reserve of strategic liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) ensure a full coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months, even in case of restrictions to credit.

Because of the above-mentioned risks, an extended continuation of the current commodity price environment, or further declines in commodity prices, will materially and adversely affect our business prospects, financial condition, results of operations, cash flows, liquidity, ability to finance planned capital expenditures and commitments and may impact shareholder returns, including dividends and the share price.

The Group’s results from its Refining & Marketing and Chemicals business are primarily dependent upon the supply and demand for refined products and the associated margins on refined product sales, with the impact of changes in oil prices on results of these segments being dependent upon the speed at which the prices of products adjust to reflect movements in oil prices.

Country risk

A substantial portion of Eni’s oil and gas reserves and gas supplies are located in Countries outside the EU and the North America, namely in Africa, Central Asia and Central-Southern America, where the sociopolitical framework and macroeconomic outlook is less stable than in the OECD countries. In those less stable countries, Eni is exposed to a wide range of risks and uncertainties which could materially impact the ability of the Company to conduct its operations in a safe, reliable and profitable manner.

As of December 31, 2015, approximately 81% of Eni’s proved hydrocarbon reserves were located in such countries and 60% of Eni’s supplies of natural gas came from outside OECD countries. Adverse political, social and economic developments, such as internal conflicts, revolutions, establishment of non- democratic regimes, protests, strikes and other forms of civil disorder, contraction of economic activity and financial difficulties of the local governments with repercussions on the solvency of state institutions

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which are lifting their share of production from the development projects where they are partnering Eni, inflation levels, exchange rates and similar events in those non-OECD countries may negatively impair Eni’s ability to continue operating in an economic way, either temporarily or permanently, and Eni’s ability to access oil and gas reserves.

In particular, Eni faces risks in connection with the following, possible issues:

(i) lack of well-established and reliable legal systems and uncertainties surrounding enforcement of contractual rights;

(ii) unfavorable enforcement of laws, regulations and contractual arrangements leading, for example, to loss of value of Eni’s assets, expropriations, nationalizations or forced divestitures of assets;

(iii) restrictions on exploration, production, imports and exports;

(iv) tax or royalty increases;

(v) political and social instability which could result in civil and social unrest, internal conflicts and other forms of protest and disorder such as strikes, riots, sabotage, acts of violence and similar incidents;

(vi) difficulties in finding qualified suppliers in critical operating environment;

(vii) complex process in granting authorizations or licences affecting time-to-market of certain development projects.

In recent years, Eni’s production levels in Libya were negatively impacted by an internal revolution and a change of regime in 2011, which led to a prolonged period of political and social instability characterized by acts of local conflict, social unrest, protests, strikes and other similar events. Those political development forced Eni to temporarily interrupt or reduce its producing activities, negatively affecting Eni’s results of operations and cash flow until the situation began to stabilize. Although our production levels in Libya since 2015 has returned to levels not seen from the outbreak of the civil war, the geopolitical situation remains unstable and unpredictable. In the first half of 2016, Eni’s production in Lybia was 356 kboe/day, which represents approximately 20% of the Group total production.

To factor in possible risks of unfavorable geopolitical developments mainly in Libya but also elsewhere in other countries of Eni presence, which may lead to temporary production losses and disruptions in our operations in connection with, among others, acts of war, sabotage, social unrest, clashes and other form of civil disorder, we have applied a haircut to our future production levels based on management’s appreciation of those risks, past experience and other considerations.

Also Eni’s activities in Nigeria have been impacted in recent years by continuing episodes of theft, acts of sabotage and other similar disruptions which have jeopardized the Company’s ability to conduct operations in full security, particularly in the onshore area of the Niger Delta.

Looking forward, Eni expects that those risks will continue to affect Eni’s operations in those countries. Eni closely monitors political, social and economic risks of approximately 60 countries in which has invested or intends to invest, in order to evaluate the economic and financial return of certain projects and to selectively evaluate projects. While the occurrence of those events is unpredictable, it is likely that the occurrence of any such events could adversely affect Eni’s results from operations, cash flow and business prospects, also including the counterparty risk arising from the financing exposure of Eni in case state-owned entities, which are party of Eni’s upstream projects for developing hydrocarbons, fail to reimburse due amounts.

In the current depressed environment for crude oil prices, the financial outlook of certain countries where Eni’s hydrocarbons reserves are located has significantly deteriorated due to lower proceeds from the exploitation of hydrocarbons resources. This trend has increased the risk of sovereign default, which may cause political and macroeconomic instability and trigger one or more of the above mentioned risks factors. State-owned petroleum companies of those countries are exposed to a liquidity risk too. Eni is partnering those national oil companies in executing certain oil&gas development projects. A possible sovereign default might jeopardize the financial feasibility of ongoing projects or increase the financial exposure of Eni, which is contractually obligated to finance the share of development expenditures of the first party in case of a financial shortfall of the latter. This risk is mitigated by the customary default clause, which states that in case of a default, the non-defaulting party is entitled to compensate its claims with the share of production of the defaulting party.

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The political crisis in Russia and Ukraine referred to the Crimea’s independence from Ukraine as a single united nation led the EU and the United States to impose a set of sanctions to Russia. The EU and US enacted sanctions are mainly targeting the financial sector and the energy sector in Russia.Approximately 30% of Eni’s natural gas is supplied by Russia and Eni is currently partnering the Russian company Rosneft in executing exploration activities in the Russian sections of the Barents Sea and the Black Sea. Contracts pertaining to the above-mentioned exploration licences were entered into before the enactment of the restrictive measures and Eni started the required authorization procedure before the relevant EU Member States’ Authorities who granted the Company certain authorizations that are valid throughout the whole European Union. However, given the uncertainty surrounding this matter, Eni cannot exclude major delays in certain ongoing or planned oil&gas projects in Russia.

Risks associated with the exploration and production of oil and natural gas

Safety, security, environmental and other operational risk

For these risks, see our disclosure in Annual Report on Form 20-2015.

Risks associated with the trading environment and competition in the gas market

The outlook of the European gas market remains unfavorable due to oversupply, exacerbated by increased availability of liquefied natural gas (“LNG”) on global scale, which has found an outlet in Europe. Gas demand has showed signs of recovery, particularly in the thermoelectric sector thanks to lower use of coal following the introduction of carbon pricing and other factors in important countries (United Kingdom and Spain) and lower hydroelectric production in Italy, as well as higher level of economic activity. However, the rate of the demand growth is still insufficient to absorb the supply glut.

In 2016, gas demand in Italy and Europe is expected to increase by 2%. Looking forward, management does not expect any meaningful acceleration in gas demand growth in Italy and in Europe, targeting consumption levels of 70 bcm and 460 bcm by 2020, respectively, representing an average growth rate of approximately 1% over the period.

On the back of deteriorating competitive scenario, the management periodically renegotiated the Company’s long-term supply contracts with take-or-pay clauses, where the Company is obligated to offtake a contractually set minimum volume of gas supplies or, in case of failure, to pay the contractual price (see below). The renegotiation allowed the Company to index approximately 70% of its supply portfolio to the market benchmark, ensuring better competitiveness for our gas.

Eni anticipates a number of risk factors to the profitability outlook of the Company’s gas marketing business over the four-year planning period. Those include continuing oversupplies and strong competition. Eni believes that those trends will negatively affect the gas marketing business future results of operations and cash flows by reducing gas selling prices and margins. Eni financial outlook has factored in the rigidities of the Company’s long-term supply contracts with take-or-pay clauses.

The main source of risk is concerning Eni’s wholesale business which results are exposed to the volatility of the spreads between spot prices at European hubs and Italian spot prices because our supply costs are mainly indexed to spot prices at European hubs, whereas a large part of our selling volumes are indexed to Italian spot prices. Against this backdrop, Eni’s management will continue to execute its strategy of renegotiating the Company’s long-term gas supply contracts in order to align pricing and volume terms to current market conditions as they evolve. The revision clauses provided by these contracts states the right of each counterparty to renegotiate the economic terms and other contractual conditions periodically, in relation to ongoing changes in the gas scenario. Particularly, management is planning to renegotiate its main long-term supply contracts over the plan period targeting to align supply costs to prices prevailing in the wholesale market, which will allow the Company recover logistic costs to achieve structural breakeven.

Management believes that the outcome of those renegotiations is uncertain in respect of both the amount of the economic benefits that will be ultimately obtained and the timing of recognition in profit. Furthermore, in case Eni and the gas suppliers fail to agree on revised contractual terms, the claiming

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party has the ability to open an arbitration procedure to obtain revised contractual conditions. This would add to the level of uncertainty surrounding the outcome and timing of those renegotiations.

Similar considerations can be made for long-term sales contracts, which are currently being renegotiated or are expected to be renegotiated, with an aim to align the sale price and other terms to market conditions.

In the markets where the gas prices are mainly indexed to the price of crude oil (e.g., in the Far East), the profitability of the international LNG sales may be affected due to reduced arbitration margins.

Current negative trends in gas demands and supplies may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts

In order to secure medium/long term access to gas availability, particularly with a view of supplying the Italian gas market and anticipating certain trends in gas demand which actually failed to materialize, Eni has signed a number of long-term gas supply contracts with national operators of certain key producing countries, where most of European gas supplies are sourced from. These contracts have a residual life of approximately 12 years. These contracts include take-or-pay clauses whereby the Company is required to off-take minimum, pre-set volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to the minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations. Long-term gas supply contracts with take-or-pay clauses expose the Company to a price risk (and consequently to an opportunity) as well as volume risk, as the Company is contractually required to purchase minimum annual amounts of gas or, in case of failure, to pay the underlying price. Furthermore, in the light of the latest trend of low commodity prices, the above-mentioned take-or-pay clause exposes the Company to a risk, because the cost of gas that the Company recognizes at the incurrence of the take-or-pay clause may be higher than the current cost of gas supplies in the year when the accrued gas is actually reversed through profit and loss.

Looking forward, management believes that the current market outlook which will be driven by continued oversupplies, weak demand growth, strong competitive pressures as well as any possible change in sector-specific regulation represents a risk factor to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. In the medium term, this risk will be mitigated by expected reduction of the contractual minimum take, due to expiration of some contracts.

In this scenario, management is committed to the renegotiation of long-term gas supply contract and on portfolio optimization, in order to reduce the exposure to take-or-pay contracts and to the related financial risk.

Thanks to contract renegotiations and effective selling activities, the Company lifted part of the underlying volumes, the purchase cost of which the Company advanced to its gas supplies in previous years due to the incurrence of the take-or-pay clause. By this way, the Company has achieved a reduction in its deferred costs recorded in the balance sheet (from €2.4 billion at the end of 2012 down to approximately €0.3 billion as of June 30, 2016). Looking forward, management plans to substantially finalize the recovery of the residual amounts of gas paid in advance in the next few years, fulfilling contractual clauses and recovering the prepaid amounts.

Risks associated with sector-specific regulations in Italy

For these risks, see our disclosure in Annual Report on Form 20-2015.

52

Eni Interim Consolidated Report / Financial review and other information

Risks related to legal proceedings and compliance with anti-corruption legislation

Eni is the defendant in a number of civil actions and administrative proceedings arising in the ordinary course of business. In addition to existing provisions accrued as of December 31, 2015 to account for ongoing proceedings, it is possible that in future years Eni may incur significant losses in addition to the amounts already accrued in connection with pending legal proceedings due to: (i) uncertainty regarding the final outcome of each proceeding; (ii) the occurrence of new developments that management could not take into consideration when evaluating the likely outcome of each proceeding in order to accrue the risk provisions as of the date of the latest financial statements; (iii) the emergence of new evidence and information; and (iv) underestimation of probable future losses due to the circumstance that they are often inherently difficult to estimate.

Certain legal proceedings where Eni or its subsidiaries or its officers are parties involve the alleged breach of anti-corruption laws and regulations and ethical misconduct. Ethical misconduct and non-compliance with applicable laws and regulations, including non-compliance with anti-bribery and anticorruption laws, by Eni, its partners, agents or others that act on the Group’s behalf, could expose Eni and its employees to criminal and civil penalties and could be damaging to Eni’s reputation and shareholder value.

53

Eni Interim Consolidated Report / Financial review and other information

Outlook

Management’s forecasts for the Group’s 2016 production and sale metrics are explained below:

- Hydrocarbon production: management expects production stable y-o-y due to planned ramp-ups and start-ups of new fields particularly in Norway, Egypt, Angola, Venezuela and Congo. These increases will absorb a four-month production shutdown in the Val d’Agri profit centre, mature fields decline and a lower expected contribution from production one-offs;

- Natural gas sales: against a backdrop of continuing oversupply and strong competition, management expects gas sales to be in line with an expected reduction of the contractual minimum take of supply contracts. Management plans to retain its market share in the large customers and retail segments, also increasing the value of the existing customer base by developing innovative commercial initiatives, by integrating services to the supply of the commodity and by optimizing operations and commercial activities;

- Refinery intake on own account: refinery intakes are expected to slightly decrease y-o-y, excluding the effect of the disposal of Eni’s refining capacity in CRC refinery in the Czech Republic finalized in April 2015. This will reflect the disoptimization of the processing schedule following lower availability of feedstock from the Val d’Agri oilfield and planned maintenance shutdowns;

- Refined products sales in Italy and in the rest of Europe: against a backdrop of slight recovery in demand and strong competition, management expects to consolidate volume and market share in the Italian retail market while also increasing the value of the existing customer base. This will be achieved by leveraging on the competitive differentiation, the innovation of products and services as well as efficiency in logistics and commercial activities. In the rest of Europe, sales are expected to remain stable, excluding the effects of asset disposals in Eastern Europe;

- Chemical products scenario: scenario is expected mildly positive with the recover in polyethylene margins when compared to 2015, although declining since June 2016. Cracker and styrenics margins are foreseen slightly lower while the elastomer business is expected to be weak, but improving from 2015. Sales volumes expected to be barely unchanged.

In 2016 management expects to carry out a number of initiatives intended to reduce capital spending by 20% y-o-y on a constant exchange rate basis by re-phasing and rescheduling capital projects, being increasingly selective with exploration plays and renegotiating contracts for the supply of capital goods in order to cope with the slump in crude oil prices. This capex optimization is not expected to negatively affect production growth, which is confirmed at an average growth rate of above 3% across the plan period. The Group’s leverage is projected to remain within the 0.30 threshold thanks to the closing of the Saipem transaction, optimization of the underlying performance and assuming to finalize by year-end the planned portfolio management deals.

54

Eni Interim Consolidated Report/ Other information

Other information

Transaction with related parties

In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government. Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis. Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries. Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those members may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.

Note 37 to the Condensed Consolidated Interim Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.

Companies subject to Eni’s management and coordination as per Article 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: “Relations with controlling entity and with companies subject to its management and coordination”.

In case of atypical or unusual transactions1 the company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the group and with related parties also the interest of the company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2016, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding

1 According to Consob communication no. DEM/6064293 of July 28, 2006, “atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non-controlling interests due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods).

55

Eni Interim Consolidated Report / Other information

Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA – fall within the scope of the new continuing listing standards;

- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments.

56

2016 Interim Consolidated Report

58	Financial Statements
65	Notes on financial statements
125	Statement of directors’ responsibilities
126	Report of Independent Auditors

Eni Interim Consolidated Report
Financial Statements

Consolidated Balance Sheet

January 1, 2015 (a)				December 31, 2015 (a)		June 30, 2016
Total amount	of which with related parties	(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
		ASSETS
		Current assets
6,614		Cash and cash equivalents		5,209		5,099
5,024		Financial assets held for trading	(5)	5,028		5,989
257		Financial assets available for sale	(6)	282		362
28,601	1,973	Trade and other receivables	(7)	21,640	1,985	20,019	2,246
7,555		Inventories	(8)	4,579		4,413
762		Current tax assets		360		464
1,209		Other current tax assets		630		483
4,385	43	Other current assets	(9) (25)	3,642	50	2,693	45
54,407				41,370		39,522
		Non-current assets
75,991		Property, plant and equipment	(10)	68,005		67,826
1,581		Inventory - compulsory stock		909		1,037
4,420		Intangible assets	(11)	3,034		2,882
3,172		Equity-accounted investments	(13)	2,853		4,444
2,015		Other investments	(13)	660		283
1,042	259	Other financial assets	(14)	1,026	396	1,005	395
4,509		Deferred tax assets	(15)	3,853		3,663
2,773	12	Other non-current assets	(16) (25)	1,758	10	1,580	10
95,503				82,098		82,720
456		Discontinued operations and assets held for sale	(26)	15,533	308	99
150,366		TOTAL ASSETS		139,001		122,341
		LIABILITIES AND SHAREHOLDERS' EQUITY
		Current liabilities
2,716	181	Short-term debt	(17)	5,720	208	3,706	365
3,859		Current portion of long-term debt	(21)	2,676		948
23,703	1,954	Trade and other payables	(18)	14,942	1,544	15,273	2,337
534		Income taxes payable	(19)	431		401
1,873		Other taxes payable		1,454		1,768
4,489	58	Other current liabilities	(20) (25)	4,712	96	3,151	84
37,174				29,935		25,247
		Non-current liabilities
19,316		Long-term debt	(21)	19,397		21,134
15,882		Provisions for contingencies	(22)	15,375		13,952
1,313		Provisions for employee benefits		1,123		1,030
8,590		Deferred tax liabilities	(23)	7,425		6,890
2,285	20	Other non-current liabilities	(24) (25)	1,852	23	1,761	23
47,386				45,172		44,767
165		Discontinued operations and liabilities directly associated with assets held for sale	(26)	6,485	207	24
84,725		TOTAL LIABILITIES		81,592		70,038
		SHAREHOLDERS' EQUITY	(27)
2,455		Non-controlling interest		1,916		46
		Eni shareholders' equity
4,005		Share capital		4,005		4,005
(284)		Reserve related to cash flow hedging derivatives net of tax effect		(474)		(152)
60,763		Other reserves		62,761		50,227
(581)		Treasury shares		(581)		(581)
(2,020)		Interim dividend		(1,440)
1,303		Net profit (loss) for the period		(8,778)		(1,242)
63,186		Total Eni shareholders' equity		55,493		52,257
65,641		TOTAL SHAREHOLDERS' EQUITY		57,409		52,303
150,366		TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		139,001		122,341

(a) Information on the restatement of comparative data in application of IAS 8 is reported in Note 2 - Changes in accounting principles.

58

Eni Interim Consolidated Report
Financial Statements

Consolidated Profit and Loss Account

		First half 2015 (a)		First half 2016
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
REVENUES
Net sales from operations	(30)	41,317	773	26,760	607
Other income and revenues		669	21	502	17
		41,986		27,262
OPERATING EXPENSES	(31)
Purchases, services and other		31,697	3,851	21,420	3,957
Payroll and related costs		1,593	19	1,544	18
OTHER OPERATING INCOME (EXPENSE)		(298)	21	1	111
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		4,834		3,853
WRITE-OFF OF TANGIBLE AND INTANGIBLE ASSETS		189		121
OPERATING PROFIT (LOSS)		3,375		325
FINANCE INCOME (EXPENSE)	(32)
Finance income		5,885	47	3,190	75
Finance expense		(6,359)	(21)	(3,420)	(13)
Net finance income (expense) from financial assets held for trading		17		(53)
Derivative financial instruments		(106)		(5)
		(563)		(288)
INCOME (EXPENSE) FROM INVESTMENTS	(33)
Share of profit (loss) from equity-accounted investments		45		81
Other gain (loss) from investments		407		(3)
		452		78
PROFIT (LOSS) BEFORE INCOME TAXES		3,264		115
Income taxes	(34)	(1,765)		(939)
Net profit (loss) for the period - Continuing operations		1,499		(824)
Net profit (loss) for the period - Discontinued operations		(1,298)	123	(413)
Net profit (loss) for the period		201		(1,237)

Attributable to Eni
Continuing operations		1,285		(829)
Discontinued operations		(550)		(413)
		735		(1,242)
Attributable to non-controlling interest
Continuing operations		214		5
Discontinued operations		(748)
		(534)		5
Earnings per share attributable to Eni (€ per share)	(35)
Basic		0.20		(0.34)
Diluted		0.20		(0.34)

Earnings per share attributable to Eni - Continuing operations (€ per share)	(35)
Basic		0.35		(0.23)
Diluted		0.35		(0.23)

(a) Information on the restatement of comparative data in application of IAS 8 is reported in Note 2 - Changes in accounting principles.

59

Eni Interim Consolidated Report
Financial Statements

Consolidated Statement of Comprehensive Income

(€ million)	Note	First half 2015 (a)	First half 2016
Net profit (loss)		201	(1,237)
Other items of comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences		3,729	(875)
Change in the fair value of other available-for-sale financial instruments	(27)	(3)
Change in the fair value of cash flow hedging derivatives	(27)	156	428
Share of other comprehensive income (loss) on equity-accounted entities	(27)	(7)	34
Tax effect	(27)	(38)	(106)
Total other items of comprehensive income (loss)		3,837	(519)
Total comprehensive income (loss)		4,038	(1,756)
Attributable to Eni
- continuing operations		5,068	(1,348)
- discontinued operations	(26)	(550)	(413)
		4,518	(1,761)
Attributable to non-controlling interest
- continuing operations		268	5
- discontinued operations	(26)	(748)
		(480)	5

(a) Information on the restatement of comparative data in application of IAS 8 is reported in Note 2 - Changes in accounting principles.

60

Eni Interim Consolidated Report
Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

		Eni shareholders’ equity
(€ million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available- for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit (loss) for the period	Other comprehensive income (loss) related to discontinued operations	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2014		4,005	959	6,201	(284)	11	(122)	207	4,020	(581)	46,067	(2,020)	1,291		59,754	2,455	62,209
Changes in accounting principles (SEM)									419		3,001		12		3,432		3,432
Balance at January 1, 2015		4,005	959	6,201	(284)	11	(122)	207	4,439	(581)	49,068	(2,020)	1,303		63,186	2,455	65,641
Net profit (loss) for the first half of 2015													735		735	(534)	201
Other items of comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(2)		3,643		34				3,675	54	3,729
Change of the fair value of other available-for-sale financial instruments net of tax effect						(3)									(3)		(3)
Change of the fair value of cash flow hedge derivatives net of tax effect					118										118		118
Share of “Other comprehensive income (loss)” on equity-accounted investments								(7)							(7)		(7)
					118	(3)	(2)	(7)	3,643		34				3,783	54	3,837
Comprehensive income (loss) for the period					118	(3)	(2)	(7)	3,643		34		735		4,518	(480)	4,038
Transactions with shareholders
Dividend distribution of Eni SpA (€0.56 per share in settlement of 2014 interim dividend of €0.56 per share)												2,020	(4,037)		(2,017)		(2,017)
Dividend distribution of other companies																(3)	(3)
Allocation of 2015 residual net profit											(2,734)		2,734
Payments and reimbursements by/to minority shareholders																1	1
											(2,734)	2,020	(1,303)		(2,017)	(2)	(2,019)
Other changes in shareholders’ equity
Other changes											2				2	8	10
											2				2	8	10
Balance at June 30, 2015		4,005	959	6,201	(166)	8	(124)	200	8,082	(581)	46,370		735		65,689	1,981	67,670
Net (loss) for the second half of 2015													(9,513)		(9,513)	(61)	(9,574)
Other items of comprehensive income (loss)
Items not to be reclassified to profit or loss in subsequent periods
Remeasurements of defined benefit plans net of tax effect							14								14	1	15
Reclassification of "Other comprehensive (loss)” in relation to discontinued operations							8							(8)
							22							(8)	14	1	15
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							1		1,079		20				1,100	8	1,108
Change and reversal of the fair value of cash flow hedge derivatives net of tax effect					(312)										(312)	3	(309)
Share of “Other comprehensive income” on equity-accounted investments								(2)							(2)		(2)
Reclassification of "Other comprehensive (loss)” in relation to discontinued operations					4				(32)					28
					(308)		1	(2)	1,047		20			28	786	11	797
Comprehensive income (loss) for the period					(308)		23	(2)	1,047		20		(9,513)	20	(8,713)	(49)	(8,762)
Transactions with shareholders
Interim dividend distribution of Eni SpA (€0.40 per share)												(1,440)			(1,440)		(1,440)
Dividend distribution of other companies																(18)	(18)
												(1,440)			(1,440)	(18)	(1,458)
Other changes in shareholders’ equity
Elimination of intercompany profit between companies with different Group interest											(28)				(28)	28
Exclusion from the scope of consolidation of non-significant companies and changes in non-controlling interests											(7)				(7)	(10)	(17)
Reclassification of the reserve for treasury shares				(5,620)							5,620
Other changes								(18)			10				(8)	(16)	(24)
				(5,620)				(18)			5,595				(43)	2	(41)
Balance at December 31, 2015	(27)	4,005	959	581	(474)	8	(101)	180	9,129	(581)	51,985	(1,440)	(8,778)	20	55,493	1,916	57,409

61

Eni Interim Consolidated Report
Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

continued

		Eni shareholders’ equity
(€ million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available- for-sale financial instruments net of the tax effect	Reserve for defined benefit plans net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit (loss) for the period	Other comprehensive income (loss) related to discontinued operations	Total	Non- controlling interest	Total shareholders’ equity
Balance at December 31, 2015	(27)	4,005	959	581	(474)	8	(101)	180	9,129	(581)	51,985	(1,440)	(8,778)	20	55,493	1,916	57,409
Net profit (loss) for the first half of 2016													(1,242)		(1,242)	5	(1,237)
Other items of comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Foreign currency translation differences							(1)		(874)						(875)		(875)
Change and reversal the fair value of cash flow hedge derivatives net of tax effect	(27)				322										322		322
Share of “Other comprehensive income” on equity-accounted entities	(27)							34							34		34
					322		(1)	34	(874)						(519)		(519)
Comprehensive income for the period					322		(1)	34	(874)				(1,242)		(1,761)	5	(1,756)
Transactions with shareholders
Dividend distribution of Eni SpA (€0.40 per share in settlement of 2015 interim dividend of €0.40 per share)												1,440	(2,880)		(1,440)		(1,440)
Dividend distribution of other companies																(4)	(4)
Allocation of 2015 net loss											(11,658)		11,658
											(11,658)	1,440	8,778		(1,440)	(4)	(1,444)
Other changes in shareholders’ equity
Exclusion from the scope of consolidaton of Saipem Group due to the sale of control																(1,872)	(1,872)
Reversal of the effects in relation to discontinued operations											(8)			(20)	(28)		(28)
Other changes								(19)			12				(7)	1	(6)
								(19)			4			(20)	(35)	(1,871)	(1,906)
Balance at June 30, 2016	(27)	4,005	959	581	(152)	8	(102)	195	8,255	(581)	40,331		(1,242)		52,257	46	52,303

62

Eni Interim Consolidated Report
Financial Statements

Consolidated Statement of cash flows

(€ million)	Note	First half 2015 (a)		First half 2016
Net profit (loss) of the period - Continuing operations			1,499		(824)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation, amortization and impairments	(31)		4,834		3,853
Write-off	(31)		189		121
Share of (profit) loss of equity-accounted investments	(33)		(45)		(81)
Gain on disposal of assets, net			(342)		(27)
Dividend income	(33)		(223)		(55)
Interest income			(83)		(120)
Interest expense			336		319
Income taxes	(34)		1,765		939
Other changes			(48)		(49)
Changes in working capital:
- inventories		519		30
- trade receivables		1,611		1,537
- trade payables		(1,050)		(40)
- provisions for contingencies		(305)		(953)
- other assets and liabilities		498		198
Cash flow from changes in working capital			1,273		772
Net change in the provisions for employee benefits			(12)		8
Dividends received			265		87
Interest received			24		67
Interest paid			(401)		(394)
Income taxes paid, net of tax receivables received			(2,477)		(1,516)
Net cash provided by operating activities - Continuing			6,554		3,100
Net cash provided by operating activities - Discontinued	(26)		(1,011)
Net cash provided by operating activities			5,543		3,100
- of which with related parties	(37)		(2,174)		(1,654)
Investing activities:
- tangible assets	(10)		(6,058)		(4,847)
- intangible assets	(11)		(44)		(32)
- investments	(13)		(108)		(1,152)
- securities			(98)		(1,225)
- financing receivables			(442)		(624)
- change in payables and receivables in relation to investing activities and capitalized depreciation			(162)		31
Cash flow from investing activities			(6,912)		(7,849)
Disposals:
- tangible assets			408		9
- intangible assets			4
- consolidated subsidiaries and businesses	(28)		33		474
- investments			199		468
- securities			10		7
- financing receivables			273		6,916
- change in payables and receivables in relation to disposals			68		51
Cash flow from disposals			995		7,925
Net cash used in investing activities			(5,917)		76
- of which with related parties	(37)		(1,236)		(1,014)

(a) Information on the restatement of comparative data in application of IAS 8 is reported in Note 2 - Changes in accounting principles.

63

Eni Interim Consolidated Report
Financial Statements

Consolidated Statement of cash flows

continued

(€ million)	Note	First half 2015 (a)	First half 2016
Proceeds from long-term debt	(21)	2,004	2,103
Repayments of long-term debt	(21)	(2,766)	(1,969)
Increase (decrease) in short-term debt	(17)	1,925	(1,956)
		1,163	(1,822)
Net capital contributions by non-controlling interest		1
Dividends paid to Eni's shareholders		(2,017)	(1,440)
Dividends paid to non-controlling interest		(3)	(4)
Net cash used in financing activities		(856)	(3,266)
- of which with related parties	(37)	24	160
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(2)	(1)
Effect of exchange rate changes on cash and cash equivalents and other changes		84	(19)
Net cash flow of the period		(1,148)	(110)
Cash and cash equivalents - beginning of the period		6,614	5,209
Cash and cash equivalents - end of the period		5,466	5,099

(a) Information on the restatement of comparative data in application of IAS 8 is reported in Note 2 - Changes in accounting principles.

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Notes to the Financial Statements

Notes to the Consolidated Financial Statements

1 Basis of presentation

The Condensed Consolidated Interim Financial Statements (hereinafter “Interim Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The statements are the same adopted in the last Annual Report, except for the new line item “Write-off”, presented in the profit and loss account and in the statement of cash flows, which include the write-off of intangible and tangible assets. Management considered relevant the presentation of this additional line item due to the adoption, on a voluntary basis, of the accounting of oil & gas activities under the Successful Efforts Method (hereinafter SEM), as described below.

The Interim Financial Statements have been prepared adopting the same principles of consolidation and measurement criteria described in the last Annual Report, except for: (i) the adoption of the SEM; and (ii) the adoption of the international financial reporting standards effective from January 1, 2016 and disclosed in the note 7 “Recent accounting standards” of Annual Report 2015.

Because the criteria for the classification of Versalis as disposal group and discontinued operation are no longer met, the 2015 comparative figures have been amended as though Versalis never qualified as held for sale. Therefore, Eni reassessed the carrying amount of Versalis based on its recoverable amount, that is the higher of its fair value less costs of disposal and value in use, rather than the measurement of the disposal group at the lower of its carrying amount and fair value less costs to sell. For the calculation of the value in use, Eni defined a specific Weighted Average Cost of Capital (WACC) for the “Chemical” business, on the basis of the beta of a sample of companies operating in the same segment, to discount the future cash flows expected from Versalis fixed assets1.

Because of the adoption of SEM2, the recognition and measurement criteria of oil & gas activities are as follows:

• Acquisition of exploration rights: costs associated with the acquisition of exploration rights (o for their extension), including costs related to acquired exploration potential, are initially capitalized within the line item “Intangible assets” as “exploration rights – unproved” pending determination of whether the exploration and appraisal activities in the reference areas are successful or not. Unproved exploration rights are not amortized, but reviewed to confirm that there is no indication that the carrying amount exceeds the recoverable amount. This review is based on the confirmation of the commitment of the company to continue the exploration activities and on the analysis of facts and circumstances that can show the existence of uncertainties related to the recoverability of the carrying amount. If no future activity is planned, the carrying amount of the related exploration rights is written off. Lower value exploration rights are pooled and amortized on a straight-line basis over the estimated period of exploration. In the event of a discovery of proved reserves (i.e. upon recognition of proved reserves and internal approval for development), the carrying amount of the related unproved exploration rights is reclassified to “proved exploration rights”, within the line item “Intangible assets”. When the reclassification is recognized and whether there is any indication of impairment, the carrying amount of exploration rights to reclassify as proved is tested for impairment considering the higher of their value in use and fair value less costs of disposal. From the commencement of production, proved exploration rights are amortized according to the unit of production (UOP) method over total proved reserves;

• Exploration and appraisal: geological and geophysical costs are charged against income as incurred. Costs directly associated with an exploration well are initially recognized within tangible assets in progress, as “exploration and appraisal costs - unproved” (exploration wells in progress) until the drilling of the well is completed and can continue to be capitalized in the following 12-month period pending the evaluation of drilling results (suspended exploration wells). If, at the end of this period, it is ascertained that the result is negative (no hydrocarbon found) or that the discovery is not sufficiently significant to justify the development, the wells are declared dry/unsuccessful and the related costs written-off. Conversely, these costs continue to be capitalized if and until: (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well, and (ii) the entity is making sufficient progress

1 Further information is available in the note 26 “Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale”.

2 The effects related to the adoption of SEM are disclosed in the note 2 “Changes in accounting policies”.

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Notes to the Financial Statements

assessing the reserves and the economic and operating viability of the project; on the contrary, the capitalized costs are recognized in the income statements as write-off. Analogous recognition criteria are adopted for the costs related to the appraisal activity. When proved reserves of oil and/or natural gas are determined, the relevant expenditure recognized as unproved is reclassified to proved exploration and appraisal costs, within tangible assets in progress. When the reclassification is recognized and whether there is any indication of impairment, the carrying amount of the costs to reclassify as proved is tested for impairment considering the higher of their value in use and their fair value less costs of disposal. From the commencement of production, proved exploration and appraisal costs are depreciated according to the UOP method, considering proved developed reserves;

• Development: development costs, including the costs related to unsuccessful and damaged development wells, are capitalized as “Tangible asset in progress – proved”. From the commencement of production, proved tangible assets are depreciated according to the UOP method over the proved developed reserves. When development projects are unfeasible/not carried on, the related costs are written-off when it is decided to abandon the project. The carrying amount of proved tangible assets is tested for impairment considering the higher of their value in use and their fair value less costs of disposal.

The report includes selected explanatory notes.

Current income taxes have been calculated based on the estimated taxable profit of the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2016 are presented in the annex “List of companies owned by Eni SpA as of June 30, 2016”. This annex includes also the changes in the scope of consolidation.

The Interim Financial Statements as at June 30, 2016, were approved by Eni’s Board of Directors on July 28, 2016. The external auditor EY SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

Amounts in the financial statements and in the notes are expressed in millions of euros (€ million).

2 Changes in accounting policies

In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, the adoption of SEM represents a voluntary change in accounting policy, in order to increase the comparability with the companies operating in the same industry and provide a reliable and more relevant financial information. SEM is applied retrospectively; therefore, comparative amounts have been restated. Under the previous accounting policy: (i) the costs for the acquisition of exploration rights were amortized on a straight-line basis over the exploration period as contractually established; (ii) the costs associated with exploration activities were initially capitalized, in order to reflect their nature as capital expenditure, and fully amortized as incurred.

The line items affected by the new accounting policy are presented below.

The international financial reporting standards effective from January 1, 2016 did not have a significant impact on the financial statements.

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Restatement of comparative amounts

(€ million)	January 1, 2015
Selected line items only	As reported	Adoption of the SEM	As restated
Non-current assets	91,344	4,159	95,503
- of which property, plant and equipment	71,962	4,029	75,991
- of which intangible assets	3,645	775	4,420
Non-current liabilities	46,659	727	47,386
Total Shareholders’ Equity	62,209	3,432	65,641

(€ million)	December 31, 2015
Selected line items only	As reported	Restatement of Versalis in continuing operations	Adoption of the SEM	As restated
Current assets	39,982	1,388		41,370
Non-current assets	77,294	889	3,915	82,098
- of which property, plant and equipment	63,795	323	3,887	68,005
- of which intangible assets	2,433	55	546	3,034
Discontinued operations and assets held for sale	17,516	(1,983)		15,533
Current liabilities	29,565	370		29,935
Non-current liabilities	44,488	215	469	45,172
Discontinued operations and liabilities directly associated with assets held for sale	7,070	(585)		6,485
Total Shareholders’ Equity	53,669	294	3,446	57,409

(€ million)	First half 2015
Selected line items only	As reported	Restatement of Saipem in discontinued operations	Adoption of the SEM	As restated
Revenue	46,660	(4,664)	(10)	41,986
Operating expense	35,737	(4,175)	135	31,697
Depreciation, depletion, amortization	5,851	(593)	(424)	4,834
Write-off	15		174	189
Operating profit	1,945	1,325	105	3,375
Finance income and expense	(582)	12	7	(563)
Income (expense) from investments	454	(3)	1	452
Income taxes	1,760	36	(31)	1,765
Net profit - continuing operations	57	1,298	144	1,499
Net (loss) - discontinued operations		(1,298)		(1,298)
Net profit	57		144	201
- attributable to Eni in continuing operations	591	550	144	1,285
- attributable to Eni in discontinued operations		(550)		(550)

Net cash provided by operating activities	5,678		(135)	5,543
Net cash used in investing activities	(6,052)		135	(5,917)
Net cash used in financing activities	(856)			(856)
Net cash flow for the period	(1,148)			(1,148)

3 Significant accounting estimates or judgements

The significant accounting estimates and judgements are disclosed in the last Annual Report, except for those related to the accounting of oil & gas activities under the SEM.

In particular, the determination of whether potentially economic oil and natural gas reserves have been discovered by an exploration well is usually made within a year after well completion, but can take longer, depending on the complexity of the project and on the size of capital expenditure required. Therefore, exploration wells may remain suspended on the balance sheet for several years, while additional appraisal activities on the potential oil and natural gas field are performed or while the optimum development plans are established. All such carried costs are reviewed on at least an annual basis to confirm the continued intent to develop, or otherwise to extract value from the discovery.

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Notes to the Financial Statements

4 International Financial Reporting Standards not yet adopted

Besides the International Financial Reporting Standards not yet adopted that are disclosed in the last Annual Report, the IASB issued on April 12, 2016 the document “Clarifications to IFRS 15 Revenue from Contracts with Customers”, which clarifies some requirements and provides additional transitional relief for companies that are implementing the new standard. The amendments to IFRS 15 shall be applied for annual reporting periods beginning on or after 1 January 2018.

Eni is currently reviewing the International Financial Reporting Standards not yet adopted in order to determine the likely impact on the Group’s financial statements.

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Notes to the Financial Statements

Current assets

5 Financial assets held for trading

(€ million)	December 31, 2015	June 30, 2016
Quoted bonds issued by sovereign states	925	917
Other	4,103	5,072
	5,028	5,989

Financial assets held for trading of €5,989 million (€5,028 million at December 31, 2015) include securities of €576 million subject to Securities Lending Agreement whose terms and conditions do not permit any derecognition in accordance with IAS 39.

The breakdown by issuing entity and credit rating is presented below:

	Nominal value (€ million)	Fair Value (€ million)	Rating - Moody's	Rating - S&P
Quoted bonds issued by sovereign states
Fixed rate bonds
Italy	579	599	Baa2	BBB-
Spain	202	215	Baa2	BBB+
Poland	34	33	A2	BBB+
Czech Republic	26	25	A1	AA-
Germany	23	24	Aaa	AAA
Austria	13	12	Aa1	AA+
Slovakia	5	5	Aaa	A+
Sweden	2	2	Aaa	AAA
	884	915
Floating rate bonds
Sweden	2	2	Aaa	AAA
	2	2
Total quoted bonds issued by sovereign states	886	917

Other Bonds
Fixed rate bonds
Quoted bonds issued by industrial companies	2,408	2,522	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by financial and insurance companies	1,764	1,798	from Aaa to Baa3	from AAA to BBB-
European Investment Bank	2	2	Aaa	AAA
	4,174	4,322
Floating rate bonds
Quoted bonds issued by financial and insurance companies	533	536	from Aaa to Baa3	from AAA to BBB-
Quoted bonds issued by industrial companies	215	214	from Aaa to Baa3	from AAA to BBB-
	748	750
Total other bonds	4,922	5,072
Total	5,808	5,989

The fair value hierarchy is level 1 and was determined based on market quotations.

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Notes to the Financial Statements

6 Financial assets available for sale

(€ million)	December 31, 2015	June 30, 2016
Securities held for operating purposes
Quoted bonds issued by sovereign states	243
Quoted securities issued by financial institutions	39
	282
Securities held for non-operating purposes
Quoted bonds issued by sovereign states		310
Quoted securities issued by financial institutions		52
		362
Total	282	362

At June 30, 2016, bonds issued by sovereign states amounted to €310 million (€243 million at December 31, 2015). The breakdown is presented below:

	Nominal value (€ million)	Fair Value (€ million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P
Fixed rate bonds
Poland	36	42	from 4.00 to 6.38	from 2019 to 2022	A2	BBB+
Spain	30	35	from 1.40 to 5.50	from 2018 to 2025	Baa2	BBB+
Slovenia	30	34	from 2.25 to 4.38	from 2020 to 2022	Baa3	A
Belgium	27	32	from 3.75 to 4.00	from 2019 to 2021	Aa3	AA
Italy	30	31	from 0.65 to 5.75	from 2016 to 2020	Baa2	BBB-
Ireland	27	29	from 0.80 to 4.50	from 2019 to 2022	A3	A+
Portugal	17	19	from 4.20 to 4.75	from 2016 to 2019	Ba1	BB+
France	17	19	from 1.00 to 3.25	from 2018 to 2023	Aa2	AA
Iceland	14	16	from 2.50 to 5.88	from 2020 to 2022	Baa2	BBB+
Slovakia	10	10	from 1.50 to 4.20	from 2017 to 2018	Aaa	A+
Chile	8	9	1.63	2025	Aa3	AA-
Finland	8	8	from 1.13 to 1.75	from 2017 to 2019	Aa1	AA+
Czech Republic	7	8	3.63	2021	A1	AA-
United States of America	6	7	from 1.25 to 3.13	from 2019 to 2020	Aaa	AA+
Netherlands	6	6	4.00	from 2016 to 2018	Aaa	AAA
Canada	5	5	1.63	2019	Aaa	AAA
Total	278	310

Quoted securities amounting to €52 million (€39 million at December 31, 2015) were issued by financial institutions with a rating from Aaa to Baa3 (Moody’s) and from AAA a BBB- (S&P).

Securities held for non-operating purposes of €362 million related to the Group’s insurance company Eni Insurance Ltd.

Securities held for operating purposes of €282 million as of December 31, 2015, were designated to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd. From January 1, 2016, insurance companies are required to meet certain capital and solvency ratios as minimum requirements to continue performing the insurance activity based on the provisions of EU Solvency II Directive (the so-called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). Therefore, while it is advisable to maintain a sound investment policy of the proceeds associated with the activity, it no longer necessary to commit the financial assets of the insurance company to funding the loss provisions. Accordingly, those assets, which mainly comprise available-for-sale securities and bank deposits, have ceased to be classified as held for operating purposes and have been netted against finance debt in determining the Group net borrowing at December 31, 2015.

The effects of fair value measurement of securities are reported in note 27 – Shareholders’ equity.

The fair value was determined based on market quotations. The fair value hierarchy is level 1.

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Notes to the Financial Statements

7 Trade and other receivables

(€ million)	December 31, 2015	June 30, 2016
Trade receivables	12,616	10,865
Financing receivables
- for operating purposes - short-term	375	103
- for operating purposes - current portion of long-term receivables	1,247	1,334
- for non-operating purposes	685	524
	2,307	1,961
Other receivables
- from disposals	33	160
- other	6,684	7,033
	6,717	7,193
	21,640	20,019

Trade receivables at June 30, 2016, decreased by €1,751 million from the prior year balance sheet date mainly in the Gas & Power segment (€1,538 million) and the Refining & Marketing business line (€121 million).

Trade receivables are stated net of the valuation allowance for doubtful accounts of €1,997 million (€2,083 million at December 31, 2015).

(€ million)	Carrying amount at December 31, 2015	Additions	Deductions	Other changes	Carrying amount at June 30, 2016
Trade receivables	1,915	198	(284)	1	1,830
Financing receivables	66			(1)	65
Other receivables	102	3	(1)	(2)	102
	2,083	201	(285)	(2)	1,997

The allowance for doubtful accounts amounted to €198 million and related to the Gas & Power segment for €174 million in relation to Italian retail customers who were experiencing financial difficulties. Eni adopted all the necessary actions to mitigate the counterparty risk by large-scale recovery of doubtful accounts through settlement agreements or specific external services.

Deductions amounting to €284 million related to the Gas & Power segment for €259 million.

In the first half of 2016, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse for €1,126 million, due beyond June 30, 2016 (€750 million at December 31, 2015, due in 2016). Transferred receivables mainly related to the Gas & Power segment (€766 million) and the Refining & Marketing and Chemical segment (€360 million).

Trade receivables outstanding at June 30, 2016 comprised receivables of €1,707 for hydrocarbons supplies in the Exploration & Production segment. The value also includes amounts related to: (i) trade receivables owed by Egyptian State-owned companies overdue for €535 million. This amount was reduced from €771 million outstanding at December 31, 2015, due to reimbursements associated with the settlement of certain commercial agreements and other arrangements with the counterparties intended to reduce overdue amounts. Further recovery actions are ongoing leveraging on the established relationships with Egyptian counterparties; (ii) trade receivable owed by state-owned companies in Iran due, essentially, to a settlement agreement signed in 2015 regarding the recovery of past costs associated to certain petroleum projects already completed for €306 million.

Financing receivables associated with operating purposes of €1,437 million (€1,622 million at December 31, 2015) included loans granted to joint ventures and associates to fund the execution of capital projects for €1,262 million (€1,135 million at December 31, 2015). Operating financing receivable outstanding at June 30, 2016 includes €1,234 million granted to the joint venture Cardon IV in Venezuela (Eni’s share 50%) as part of the shareholder loan approved by Eni’s Board of Directors up to a maximum amount of $1.5 billion. The joint venture is currently operating development activities at the Perla gas field, which production is sold to the national oil company PDVSA under a gas sale agreement ending in 2036. Cardon IV is due to pay back the shareholder loan with the proceeds

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of the gas sales. A memorandum of understanding has been signed with PDVSA aiming at securitizing the proceeds from the gas sales by placing onto a dedicated escrow account the revenues that PDVSA is expected to cash in from: (i) gas export; and (ii) direct Eni’s commercialization of PDVSA’s condensates volumes obtained from the separation process of Perla gas production. Negotiations are in progress to finalize in details both the agreements.

Financing receivables for operating purposes outstanding at December 31, 2015, of €287 million relating to Eni Insurance Ltd were reclassified as financing receivables not associated with operating activities following the adoption of the provisions of EU Solvency II Directive on capital requirements to be met for operating in the insurance activity. More information is reported in note 6 - Financial assets available for sale.

Financing receivables not associated with operating activities amounted to €524 million (€685 million at December 31, 2015) and related to: (i) receivables relating margins on derivatives of Eni Trading & Shipping SpA for €33 million (€457 million at December 31, 2015); (ii) restricted deposits in escrow for €234 million of Eni Trading & Shipping SpA (€209 million at December 31, 2015) of which €210 million with BNP Paribas and €24 million with Citibank relating to derivatives; (iii) deposits of Eni Insurance Ltd for €238 million.

Receivables from divestments amounted to €160 million (€33 million at December 31, 2015), of which €154 million related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunayGas. For more information see note 16 - Other non-current assets.

Other receivables of €7,033 million (€6,684 million at December 31, 2015) included €5,255 million of receivables owed by Eni’s partners joint ventures executing exploration and production projects. The largest outstanding amount as of June 30, 2016 related to partners in Nigeria (€2,607 million) and among these the Nigerian national oil company NNPC in respect of: (i) receivables of €767 million (€773 million at December 31, 2015) related to the recovery of costs incurred for two oil projects (one of which is operated). Those receivables date back to few years ago. To recover that amount, Eni commenced two arbitration proceedings that led respectively to the issuance of a final ruling in 2014, in the case of the operated project, and a partial ruling in 2013, both of which with a favorable outcome. In the case of the partial award, a local court has dictated certain restrictions, which prevent the Arbitration Committee from issuing a final award; (ii) receivables of €975 million due in relation to its share of cost at certain projects operated by Eni. Following proposal received from the Nigerian Ministry of Petroleum negotiations are ongoing aimed to the reimbursement of the outstanding amounts.

Because of the short-term maturity and conditions of remuneration of trade receivables, the fair value approximated the carrying amount.

Receivables with related parties are described in note 37 – Transactions with related parties.

8 Inventories

	December 31, 2015					June 30, 2016
(€ million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total
Raw and auxiliary materials and consumables	222	142		1,933	2,297	421	153		1,915	2,489
Products being processed and semi-finished products	97	9		1	107	99	9		1	109
Work in progress			7		7			1		1
Finished products and goods	1,573	448		72	2,093	1,258	412		63	1,733
Certificates and emission rights				75	75				81	81
	1,892	599	7	2,081	4,579	1,778	574	1	2,060	4,413

Other inventories of raw and auxiliary materials and consumables of €1,915 million (€1.933 million at December 31, 2015) related to the Exploration & Production segment for €1,718 million (€1.732 million at December 31, 2015) and primarily comprised materials relating to perforation activities and the maintenance of infrastructures and facilities.

Certificates and emission rights of €81 million (€75 million at December 31, 2015) are measured at level 1 fair value based on market prices.

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Notes to the Financial Statements

Inventories of €65 million (€87 million at December 31, 2015) were pledged as a guarantee for the payment of storage services.

Changes in inventories and in the loss provision were as follows:

(€ million)	Carrying amount at the beginning of the period	Changes	New or increased provisions	Deductions	Currency translation differences	Other changes	Carrying amount at the end of the period
December 31, 2015
Gross carrying amount	8,027	(1,082)			249	(2,307)	4,887
Loss provision	(472)		(93)	212	(10)	55	(308)
Net carrying amount	7,555	(1,082)	(93)	212	239	(2,252)	4,579

June 30, 2016
Gross carrying amount	4,887	(255)			(45)	15	4,602
Loss provision	(308)		(55)	171	3		(189)
Net carrying amount	4,579	(255)	(55)	171	(42)	15	4,413

Negative changes of the period amounting to €255 million related to Gas & Power segment for €284 million, partially offset by the increase of the Refining & Marketing business for €61 million. Additions and deductions in loss provisions of €55 million and €171 million, respectively, related in particular to the Refining & Marketing segment for €47 million and €123 million, respectively, in relation to the alignment of the weighted average cost for inventories of crude oil and refined products to their net realizable values as of June 30, 2016.

Other changes as of December 31, 2015 of €2,252 million were in relation to the reclassification of inventories under discontinued operations for €2,183 million.

9 Other current assets

(€ million)	December 31, 2015	June 30, 2016
Fair value of derivative financial instruments	3,220	2,296
Other current assets	422	397
	3,642	2,693

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other assets amounting to €397 million (€422 million at December 31, 2015) included gas volumes prepayments that were made in previous reporting period due to the take-or-pay obligations in the Company’s long-term supply contracts, as the Company is forecasting to make-up the underlying gas volumes in the next 12 months based on its sales plans and the flexibility achieved following the round of renegotiations closed in 2014. The residual amount as of June 30, 2016 for €92 million has been determined as a result of the withdrawals of underlying volumes achieved during the period that have reduced the exposure of the amount outstanding at the end of 2015 by €16 million. In the first half of 2016, the carrying amount of the prepayment, assimilated to a credit in kind, was written down by €7 million. The portion that Eni expects to recover beyond 12 months is provided in note 16 – Other non-current assets.

Transactions with related parties are described in note 37 – Transactions with related parties.

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Non-current assets

10 Property, plant and equipment

(€ million)	Gross book amount at December 31, 2015	Provisions for depreciation and impairments at December 31, 2015	Net book amount at December 31, 2015	Additions	Depreciation	Impairment losses	Write-off	Currency translation differences	Other changes	Net book amount at June 30, 2016	Gross book amount at June 30, 2016	Provisions for depreciation and impairments at June 30, 2016
Property, plant and equipment	185,249	117,244	68,005	4,847	(3,583)	(148)	(62)	(948)	(285)	67,826	187,093	119,267

A breakdown of capital expenditures made in the first half of 2016 by segment is provided below:

(€ million)	First half 2015	First half 2016
Capital expenditure
Exploration & Production	5,641	4,502
Gas & Power	32	26
Refining & Marketing and Chemical	251	208
Engineering & Construction	265
Corporate and other activities	9	17
Elimination of intragroup profits	(140)	94
	6,058	4,847

Impairments net of revaluations of €148 million related to the Exploration & Production segment for €105 million and to the Refining & Marketing business line for €34 million. The criteria adopted by Eni for determining the impairments is reported in note 12 - Impairment of tangible and intangible assets.

Write-off of €62 million related to exploration projects for €61 million.

Foreign currency translation differences of €948 million primarily related to translations of entities accounts denominated in US dollar (€965 million), entities accounts denominated in British pound (€166 million) and entities accounts denominated in Norwegian krone (€187 million).

Other changes of €285 million included the initial recognition and change in estimates of decommissioning costs and site restoration in the Exploration & Production segment (€258 million) mainly due to the increase in the discount rates.

Property, plant and equipment include costs related to exploration activities and appraisal and tangible assets in progress and advances of the Exploration & Production segment:

(€ million)	Book amount at December 31, 2015	Additions	Impairment losses	Write-off	Reclassifications	Other changes and currency translation differences	Book amount at June 30, 2016
Exploration activity and appraisal
Exploratory wells in progress	93	168		(4)	(165)	(2)	90
Exploratory wells completed and under evaluation	1,737			(51)	155	(40)	1,801
Exploratory successful wells in progress	807				(31)	(29)	747
	2,637	168		(55)	(41)	(71)	2,638
Other tangible assets in progress
Unproved mineral interest	2,212	2				(43)	2,171
Wells and installments in progress	19,458	4,323	(6)	(6)	(7,086)	100	16,783
	21,670	4,325	(6)	(6)	(7,086)	57	18,954
	24,307	4,493	(6)	(61)	(7,127)	(14)	21,592

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Notes to the Financial Statements

Transfers of €7,127 million related to: (i) €41 million of successful exploration wells; (ii) €7,086 million of development wells and plants started during the semester.

Changes in exploration and appraisal activities comprised: (i) €155 million transfers of exploratory wells in progress to completed exploration wells which are suspended pending final determination; (ii) €55 million write-offs related to: (a) a damaged exploratory well in construction in Egypt for €4 million; (b) suspended exploration wells that not encountered commercial quantities of hydrocarbons, mainly in certain projects located in Angola and Congo, for €44 million; (c) the abandonment of an exploration project in Italy for €7 million.

Unproved mineral interests are presented below:

(€ million)	Book amount at December 31, 2015	Acquisitions	Other changes and currency translation differences	Book amount at June 30, 2016
Congo	1,021		(20)	1,001
Nigeria	908		(18)	890
Turkmenistan	165		(3)	162
USA	109		(2)	107
Egypt	9	2		11
	2,212	2	(43)	2,171

Contractual commitments related to the purchase of property, plant and equipment are included in note 29 - Guarantees, commitments and risks – Liquidity risk.

11 Intangible assets

(€ million)	Gross book amount at December 31, 2015	Provisions for amortization and impairments at December 31, 2015	Net book amount at December 31, 2015	Additions	Amortization	Write-off	Currency translation differences	Other changes	Net book amount at June 30, 2016	Gross book amount at June 30, 2016	Provisions for amortization and impairments at June 30, 2016
Intangible assets with finite useful lives	8,881	7,161	1,720	32	(123)	(59)	(16)	18	1,572	8,792	7,220
Intangible assets with indefinite useful lives
Goodwill			1,314				(4)		1,310
			3,034	32	(123)	(59)	(20)	18	2,882

Capital expenditures of €32 million (€44 million in the first half of 2015) included a signature bonus of €2 million (€6 million in the first half 2015) relating to the acquisition of new exploration acreage in Myanmar.

Amortizations of €123 million (€155 million in the first half of 2015) included amortizations of signature bonuses and other license acquisition costs for €12 million (€37 million in the first half of 2015).

Write-offs of €59 million related to an unproved exploration right of the Exploration & Production segment following negative outcome of one exploration project in Angola.

As of June 30, 2016, intangible assets with finite useful life included proved mineral interests as follows:

(€ million)	December 31, 2015	June 30, 2016
Proved exploration rights	90	88
Unproved exploration rights	611	544
Other exploration rights	34	22
	735	654

As of June 30, 2016, the carrying amount of goodwill amounted to €1,310 million (€1,314 million at December 31, 2015) net of cumulative impairment charges amounting to €2,513 million (€2,525 million at December 31, 2015).

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Notes to the Financial Statements

Goodwill by segment was as follows:

(€ million)	December 31, 2015	June 30, 2016
Gas & Power	1,025	1,025
Exploration & Production	196	192
Refining & Marketing	93	93
	1,314	1,310

More information about goodwill is reported in note 12 - Impairment of tangible and intangible assets.

12 Impairment of tangible and intangible assets

(€ million)	First half 2015	First half 2016
Impairments
Tangible assets	172	185
Intangible assets	32
	204	185
less:
- revaluation of tangible assets	(2)	(37)
	202	148

In preparing this interim report for the first half of 2016, management reviewed all the impairment indicators associated with the trading environment and did not recognize any major changes from the pricing assumptions incorporated in the evaluations of the annual report 2015. Management reaffirmed its crude oil pricing projections used in the Company’s industrial plan for the years 2016-2019. Management considered an ongoing recovery in crude oil prices from the lows seen in the first quarter 2016, updated forward prices for future deliveries, recent estimates made by financial analysts and research boutiques, as well as internal assessment about market fundamentals which are currently pointing to a progressive rebalancing of supply and demand on the back of capex cuts made by international oil companies and appreciable trends in global crude oil demand.

The updated estimate of the weighted-average cost of capital to the Group (WACC) did not exhibits any significant change from the value used in the annual report 2015 because the improvement recorded in risk-free rates, cost of borrowings to the Group and an increased leverage slightly exceeded the increased volatility of the Eni share and a worsened country risk premium. Management estimates the impairment test rates applicable to expected future cash flow deriving from of the continuing use of the Group CGUs by adjusting the Group WACC to factor in a higher or lower-than average spread for the country risk. Finally, adding to an improved impairment indicator picture, the excess of the Group net assets over the Group market capitalization has been absorbed as of June 30, 2016, compared to a negative 10% at 2015 closing date. However, in contrast to crude oil prices, gas prices and refining margins in Europe weakened further from 2015 due to continued oversupplies and excess capacity in the Group European reference markets, triggering a downward review both on short-term and long-term.

Based on these considerations, management made the following procedures: (i) the impairment test of Exploration & Production CGUs outside Italy was not performed due to stable trends in crude oil prices and magnitude of the impairment charges taken in 2015 consolidated accounts; (ii) the impairment test was performed at certain Italian CGUs due to lower gas prices scenario in Europe. These CGUs were selected based on the amount of capital employed and small headroom; (iii) refineries with large book values were tested for impairment due to deteriorated refining margins; (iv) power plants were also tested in the light of weak fundamentals for the wholesale marketing of electricity.

No significant charges were recorded in connection with this review except for certain Italian gas properties which were impaired for an overall amount of €105 million. Furthermore, capital expenditures incurred in the period for safety and stay-in business purposes were written-off as they related to certain R&M CGUs which were fully impaired in previous reporting periods.

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Notes to the Financial Statements

The criteria adopted by Eni in identifying the Group Cash Generating Unit (CGU) and in reviewing the recoverability of carrying amounts remained unchanged in respect of the Annual Report 2015 (see note 16 - Property, plant and equipment).

Finally, as discussed under note 26 - Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale, in this interim consolidated report for the first half 2016, Eni’s chemical business no longer qualifies as assets held for sale. Therefore, management estimated its value-in-use retrospectively as of January 1, 2016 in order to amend the opening balance of the interim report in line with the provisions of IFRS 5 which require in case of cessation of classification as held for sale, that financial statements be amended retrospectively as though the disposal group never qualified as held for sale to evaluate Versalis by aligning its book value to the recoverable amount, given by the higher of fair value less cost to sell and value-in-use. In reviewing the value-in-use of Versalis as of June 30, 2016, management considered the impairment indicator of the negative outcome of the sale process of a majority stake of Eni’s subsidiary. However, management considered to confirm the value-in-use determined in order to amend the first half report opening balances in light of current and expected business trends: (i) expectations of an EBITDA margin better than management’s plans due to slightly improving products margins, which in spite of lower commodity prices benefitted from reduced oil-based feedstock costs. This trend was mainly recorded in the polyolefin business and other basic petrochemicals commodities; styrene was stable, while elastomers are seen trending down; (ii) a better expected performance on part of cash flow from operations and free cash flow; (iii) invariance of the impairment test rate.

Goodwill acquired through business combinations has been allocated to the cash generating units (“CGUs”) that are expected to benefit from the synergies of the acquisition.

Gas & Power segment

(€ million)	December 31, 2015	June 30, 2016
Domestic gas market	835	835
Foreign gas market	190	190
- of which European market	188	188
	1,025	1,025

In the Gas & Power segment, the goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of the former Italgas SpA minorities in 2003 through a public offering (€706 million). The Company engaged in the retail sale of gas to the residential sector. In addition, further goodwill amounts have been allocated over the years following business combinations with small, local companies selling gas to residential customers in focused territorial reach and municipalities synergic to Eni’s activities, the latest acquisition of which was Acam Clienti SpA finalized in 2014 (with an allocated goodwill of €32 million). In the first half of 2016, management did not identify any impairment indicator. The criteria adopted by Eni in reviewing the recoverability of the goodwill and the relevant sensitivity analysis remained unchanged in respect of the Annual Report 2015.

Goodwill allocated to the CGU European gas market amounting to €188 million was recorded following the business combinations of Altergaz SA (now Eni Gas & Power France SA) in France, Nuon Belgium NV (now merged in Eni Gas & Power NV) in Belgium, whose carrying amounts are valued on a stand-alone basis. The management did not identify any impairment indicator in the first half of 2016.

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Notes to the Financial Statements

13 Investments

(€ million)	Net book amount at December 31, 2015	Additions and subscriptions	Divestments and reimbursements	Share of profit (loss) of equity- accounted investments	Deduction for dividends	Currency translation differences	Other changes	Net book amount at June 30, 2016
Equity accounted investments	2,853	1,151	(126)	81	(34)	(46)	565	4,444
Other investments	660	1	(374)			(4)		283
	3,513	1,152	(500)	81	(34)	(50)	565	4,727

Acquisitions and subscriptions directed to equity-accounted entities of €1,151 million primarily related to the pro-rata subscription of the share capital of Saipem SpA for €1,069 million (see Other changes of this paragraph) and to subscription of the share capital of Angola LNG Ltd for €62 million which is currently engaged in upgrading a liquefaction plant in order to monetize Eni’s gas reserves in that country (Eni’s interest in the project being 13.6%).

Divestments and reimbursements of €500 million are stated net of gains on disposals (€32 million) and primarily related to a capital reimbursement of €116 million relating to Angola LNG Ltd and the sale of 2.22% interest in Snam SpA for €368 million. This disposal was carried out according with to two different modalities: (i) exercise of the conversion right by the bondholders of convertible bonds related to 76,888,264 shares, representing approximately 2.2% of the share capital, for a total consideration of €332 million corresponding to a price of €4.32 per share and a loss recognized in profit and loss of €32 million; (ii) the sale of the remaining 792,619 shares on the market for a total consideration of €4 million and a gain recognized in profit and loss of less than €1 million.

The share of profit and loss of equity-accounted investments of €81 million primarily related to CARDÓN IV SA (€41 million) and Saipem SpA (28 million).

Deductions for dividend distribution of €34 million primarily related to Transmed SpA (€11 million) and Eteria Parohis Aeriou Thessalonikis AE (€10 million).

Currency translation differences of €50 million were essentially related to translation of entities accounts denominated in US dollar (€41 million).

Other changes of €565 million include the initial recognition of the retained interest in Saipem SpA of €564 million. On January 22, 2016, Eni closed the sale of a 12.503% stake of Saipem share capital to CDP Equity SpA (Former Fondo Strategico Italiano SpA). Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. Therefore, from the transaction date, Eni has derecognized assets and liabilities, revenues and expenses of the former subsidiary from the consolidated accounts. The retained interest of 30.55% has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share) recognizing a loss through profit and loss of €441 million. This loss has been recognized in the Group consolidated accounts for the first half 2016 as part of gains and losses of discontinued operations. This value becomes the cost on initial recognition of the investment in Saipem for the subsequent application of equity accounting. The carrying amount of the interest retained in Saipem exhibits a negative difference over the corresponding fraction of the investee’s net assets for €497 million. This difference has been allocated in reduction to goodwill for €222 million and for the residual €275 million in reduction to the investee’s property, plant and equipment, and hence amortized along the residual useful life of Saipem’s plants and equipment. Within the end of February 2016, Eni subscribed pro-quota the share capital increase of Saipem (cash out Eni of €1,069 million). By using the proceeds from the share capital increase, Saipem reimbursed the intercompany loans owed to Eni (€5,818 million as of December 31, 2015). At June 30, 2016, the carrying amount of the interest in Saipem SpA was €1,668 million.

Management performed the impairment test of Eni’s investment in Saipem considering the impairment indicator given by the excess of its carrying amount over the market capitalization of Saipem’s share at the closing date. To that end, management obtained from the investee a minimum set of information, including financial information publicly available, and verified consistency between the impairment test methodologies of Eni and Saipem, the coherence of each party’s assumptions about long-term trends in crude oil prices and capital plans of the oil industry and finally the estimation of future expected cash flows to determine the value-in-use of the net assets of

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Notes to the Financial Statements

the investee. Saipem performed the impairment test of all of its identified CGUs (the business units of offshore and onshore constructions, rigs and onshore drilling activities as well as other minor assets) which covered more than 90% of its capital employed. The value-in-use of those CGUs was estimated based on the future expected cash flows of the current industrial plan 2016-2019, which was updated to factor in the most recent business. The estimate of the value-in-use of Eni’s interest in Saipem exceeded for a significant amount its carrying amount. This headroom reduces to zero in case of a severe contraction in the operating results of the investee (a haircut of more than 60% applied to all plan periods and on the perpetual result). Based on management evaluation, this zeroing scenario is so wide as to absorb any detected difference between Eni’s own Brent assumptions and those incorporated in Saipem’s financial projections.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2016 are presented in the annex "List of companies owned by Eni SpA as of June 30, 2016".

14 Other financial assets

(€ million)	December 31, 2015	June 30, 2016
Receivables held for operating purposes	949	931
Securities held for operating purposes	77	74
	1,026	1,005

Financing receivables for operating purposes are stated net of the valuation allowance for doubtful accounts of €354 million (€347 million at December 31, 2015).

(€ million)	Amount at December 31, 2015	Additions	Other changes	Amount at june 30, 2016
Reserve of allowance for doubtful accounts of financing receivables	347	12	(5)	354

Financing receivables for operating purposes of €931 million (€949 million at December 31, 2015) primarily pertained to loans granted by the Exploration & Production segment (€474 million), the Gas & Power segment (€154 million) and the Refining & Marketing and Chemical segment (€202 million). Financing receivables granted to joint ventures and associates amounted to €394 million (€396 million at December 31, 2015).

The valuation at fair value of receivables for financing operating activities of €935 million has been determined based on the present value of expected future cash flows discounted at rates ranging from -0.2% to 1.9% (0% and 2.7% at December 31, 2015).

Securities of €74 million (€77 million at December 31, 2015), designated as held-to-maturity investments, are listed bonds issued by sovereign states for €67 million (€70 million at December 31, 2015) and by the European Investment Bank for €7 million (same amount as of December 31, 2015). Securities amounting to €20 million (€23 million at December 31, 2015) were pledged as guarantee of the deposit for gas cylinders as provided for by the Italian law.

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Notes to the Financial Statements

The following table analyses securities by issuing entity:

	Amortized cost (€ million)	Nominal value (€ million)	Fair Value (€ million)	Nominal rate of return (%)	Maturity date	Rating - Moody's	Rating - S&P
Sovereign states
Fixed rate bonds
Italy	23	24	25	from 0.75 to 5.75	from 2016 to 2025	Baa2	BBB-
Spain	15	14	15	from 1.40 to 4,30	from 2019 to 2020	Baa2	BBB+
Ireland	9	8	9	from 4.40 to 4.50	from 2018 to 2019	A3	A+
Poland	3	2	3	4.20	2020	A2	BBB+
Slovenia	2	2	2	4.13	2020	Baa3	A
Belgium	2	2	2	1.25	2018	Aa3	AA
Floating rate bonds
Italy	11	11	11		from 2016 to 2018	Baa2	BBB-
Mozambique	2	2	2		from 2017 to 2019	Caa3	CCC
Total sovereign states	67	65	69

European Investment Bank	7	7	8		from 2016 to 2018	Aaa	AAA
Total	74	72	77

The fair value of securities was derived from quoted market prices.

Receivables with related parties are described in note 37 - Transactions with related parties.

15 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for €3,377 million (€3,355 million at December 31, 2015).

(€ million)	Amount at December 31, 2015	Net additions	Currency translation differences	Other changes	Amount at June 30, 2016
Deferred tax assets	3,853	153	(116)	(227)	3,663

Deferred tax assets related to the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes for €1,740 million (€1,911 million at December 31, 2015) were recorded on the operating losses of the reporting period and the recognition of deferred deductible costs within the limits of the amounts expected to be recovered in future years based on the expected future profit before income taxes. The forecasts for future taxable income beyond 2016 are those adopted in the 2015 annual report.

Deferred tax liabilities are described in note 23 – Deferred tax liabilities.

Income taxes are described in note 34 - Income tax expense.

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16 Other non-current assets

(€ million)	December 31, 2015	June 30, 2016
Tax receivables	394	456
Receivables related to divestments	567	387
Other receivables	46	43
Fair value of derivative financial instruments	218	182
Other asset	533	512
	1,758	1,580

Receivables from divestments amounting to €387 million (€567 million at December 31, 2015) included: (i) a receivable of €309 million (€463 million at December 31, 2015) related to the divestment of a 1.71% interest in the Kashagan project to the local partner KazMunayGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kazakh government, which became effective. The reimbursement of the receivable is provided for in three annual instalments commencing from the date in which production target agreed is reached. The receivable accrues interest income at market rates. The current portion is reported in note 7 - Other current assets; (ii) a residual amount of €1 million is outstanding (€25 million at December 31, 2015) following compensation agreed with the Republic of Venezuela for the expropriated Dación oil field in 2006. In the first half of 2016, reimbursements amounted to €23 million related to the residual interests accrued as of December 31, 2015.

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other non-current assets amounted to €512 million (€533 million at December 31, 2015), of which €229 million (€277 million at December 31, 2015) were deferred costs of take-or-pay gas volumes in connection with the Company’s long-term supply contracts. The amount was recognized due to the obligation to pay in advance the contractual price of the volumes of gas, which the Company failed to collect up to the minimum contractual take in previous reporting periods in order to fulfill the take-or-pay clause provided by the relevant long-term supply contracts. The Company is entitled to off-take the prepaid volumes in future years alongside contract execution, up to contract expiration or in a shorter term as the case may be. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-year impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. In the first half 2016, based on this accounting principle an impairment of €29 million was recorded. The reduction of €19 million in deferred costs at the reporting date compared to 2015 was due to the reclassification to other current assets of volumes that are expected to be recovered by June 30, 2017. A portion of the deferred costs was classified as non-current assets, because the Company plans to lift the prepaid quantities beyond the term of 12 months. In spite of weak market conditions in the European gas sector due to sluggish demand growth and strong competitive pressures fuelled by oversupplies, management plans to recover volumes underlying the deferred cost within the plan horizon. Management plans to achieve this by leveraging on an improved competitiveness of the Company in the gas market thanks to the benefit of contract renegotiations, an expected reduction in the Company’s annual minimum obligations, and other actions of commercial optimizations which will leverage the Company’s simultaneous presence in several markets and asset availability (logistics capacity, transportation rights).

Receivables with related parties are described in note 37 - Transactions with related parties.

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Notes to the Financial Statements

Current liabilities

17 Short-term debt

(€ million)	December 31, 2015	June 30, 2016
Commercial papers	4,962	2,913
Banks	142	272
Other financial institutions	616	521
	5,720	3,706

The decrease in short-term debt of €2,014 million primarily related to net reimbursements for €1,956 million and currency translation differences for €129 million.

Commercial papers of €2,913 million (€4,962 million at December 31, 2015) were issued by the Group’s financial subsidiaries Eni Finance USA Inc for €1,794 million and Eni Finance International SA for €1,119 million.

As of June 30, 2016, Eni had undrawn committed and uncommitted borrowing facilities amounting to €41 million and €12,514 million, respectively (€40 million and €12,708 million at December 31, 2015). Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

As of June 30, 2016, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.

Because of the short-term maturity and conditions of remuneration of short-term debts, the fair value approximated the carrying amount.

Payables due to related parties are described in note 37 - Transactions with related parties.

18 Trade and other payables

(€ million)	December 31, 2015	June 30, 2016
Trade payables	9,605	9,770
Advances	637	327
Other payables
- related to capital expenditures	1,884	2,102
- others	2,816	3,074
	4,700	5,176
	14,942	15,273

The increase in trade payables for €165 million primarily related to the Exploration & Production segment (€314 million), partially offset by the decrease in the Gas & Power segment (€181 million).

Down payments and advances for €327 million (€637 million at December 31, 2015) related to the Refining & Marketing business line for €238 million (€253 million at December 31, 2015) and the Gas & Power segment for €45 million (€311 million at December 31, 2015).

Because of the short-term maturity and conditions of remuneration of trade and other payables, the fair value approximated the carrying amount.

Payables due to related parties are described in note 37 - Transactions with related parties.

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19 Income taxes payable

(€ million)	December 31, 2015	June 30, 2016
Italian subsidiaries	65	81
Subsidiaries outside Italy	366	320
	431	401

Income tax expenses are described in note 34 – Income taxes.

20 Other current liabilities

(€ million)	December 31, 2015	June 30, 2016
Fair value of other derivatives financial instruments	4,261	2,654
Other liabilities	451	497
	4,712	3,151

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other current liabilities of €497 million (€451 million at December 31, 2015) included the current portion of advances received from Suez related to a long-term agreement for supplying natural gas and electricity for €74 million (€76 million at December 31, 2015). The non-current portion is disclosed in note 24 – Other non-current liabilities.

Other current liabilities as of December 31, 2015, included advances for €11 million recovered from gas customers who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract.

Transactions with related parties are described in note 37 – Transactions with related parties.

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Non-current liabilities

21 Long-term debt and current portion of long-term debt

	December 31, 2015			June 30, 2016
(€ million)	Long-term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total
Banks	3,465	455	3,920	3,538	456	3,994
Ordinary bonds	15,771	1,837	17,608	17,098	399	17,497
Convertible bonds		339	339	382		382
Other financial institutions	161	45	206	116	93	209
	19,397	2,676	22,073	21,134	948	22,082

Long-term debt and the short-term portion of long-term debt of €22,082 million (€22,073 million at December 31, 2015) increased by €9 million. Such increase comprises new issuances for €2,103 million net of the repayments made for €1,969 million and, as decrease, currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for €77 million.

Debt due to banks of €3,994 million (€3,920 million at December 31, 2015) included amounts against committed borrowing facilities for €1 million (same amount as of December 31, 2015).

Debt due to other financial institutions of €209 million (€206 million at December 31, 2015) included €29 million of finance lease transactions (€26 million at December 31, 2015).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long-term and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At June 30, 2016, debts subjected to restrictive covenants amounted to €1,993 million (€2,127 million and December 31, 2015). Eni complied with those covenants. Eni believes that any non-compliance with those covenants in the future can be managed through contractual agreements and the Company’s ability to finance its operations will not be affected.

Ordinary bonds of €17,497 million (€17,608 million at December 31, 2015) consisted of bonds issued within the Euro Medium Term Notes Program for a total of €15,055 million and other bonds for a total of €2,442 million.

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The following table provides a breakdown of bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2016:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	45	1,545	EUR		2019		4.125
Eni SpA	1,250	35	1,285	EUR		2017		4.750
Eni SpA	1,200	39	1,239	EUR		2025		3.750
Eni SpA	1,000	22	1,022	EUR		2023		3.250
Eni SpA	1,000	14	1,014	EUR		2020		4.250
Eni SpA	1,000	13	1,013	EUR		2018		3.500
Eni SpA	1,000	8	1,008	EUR		2029		3.625
Eni SpA	1,000	(2)	998	EUR		2020		4.000
Eni SpA	1,000	(2)	998	EUR		2026		1.500
Eni SpA	800	12	812	EUR		2021		2.625
Eni SpA	800	(10)	790	EUR		2028		1.625
Eni SpA	750	(1)	749	EUR		2024		1.750
Eni SpA	750	(2)	748	EUR		2019		3.750
Eni SpA	700	(3)	697	EUR		2022		0.750
Eni Finance International SA	545	10	555	GBP	2018	2021	4.750	6.125
Eni Finance International SA	395	2	397	EUR	2017	2043	3.750	5.441
Eni Finance International SA	184	1	185	YEN	2019	2037	1.955	2.810
	14,874	181	15,055
Other bonds
Eni SpA	1,109	35	1,144	EUR		2017		4.875
Eni SpA	405	3	408	USD		2020		4.150
Eni SpA	316		316	USD		2040		5.700
Eni SpA	215	1	216	EUR		2017		variable
Eni USA Inc	360	(2)	358	USD		2027		7.300
	2,405	37	2,442
	17,279	218	17,497

Ordinary bonds maturing within 18 months amounted to €2,745 million and were issued by Eni SpA for €2,645 million and by Eni Finance International SA for €100 million. During the first half of 2016, Eni SpA issued new ordinary bonds for €1,487 million.

The following table provides a breakdown of convertible bonds issued by Eni SpA as of June 30, 2016:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
Issuing entity
Eni SpA	400	(18)	382	EUR	2022	0.000
	400	(18)	382

In the first half 2016, Eni issued a non-dilutive equity-linked bond for a total nominal value of €400 million with a redemption value linked to the market price of Eni’s shares. The bondholders will have "conversion" rights at certain times and/or in the presence of certain events, while the bonds will be cash-settled. Accordingly, the issue and the conversion of the bonds will not give right to any share of Eni and there will be no dilution for shareholders. To hedge its exposure, Eni purchased cash-settled call options relating to Eni shares that will be settled on a net cash basis. The bonds will have a six-year maturity and will pay no interest and, accordingly, the coupon will be equal to 0%. The bonds were issued at a price equal to

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Notes to the Financial Statements

100.5% of par and will be redeemed at par at maturity, unless previously converted or redeemed under their terms. The initial conversion price for the bonds has been set at €17.6222, representing a 35% premium above the share reference price of €13.0535 determined as the arithmetic average of the daily volume-weighted average prices of an ordinary share of Eni on the Milan Stock Exchange over a period of seven consecutive scheduled trading days starting from 7 April 2016. The settlement and closing took place on 13 April 2016. The convertible bond is measured at amortized cost. The conversion option, embedded in the financial instrument issued, and the call option on Eni’s shares acquired are valued at fair value with effects recognized through profit and loss.

The bond convertible into ordinary shares of Snam SpA, amounting to €339 million as of 31 December 2015, expired on 18 January 2016. Following the exercise of the conversion rights, Eni delivered to the bondholders 76,888,264 shares ordinary representing approximately 2.20% of the share capital of Snam SpA. The residual bonds, amounting to €3.4 million, for which it was not exercised the conversion rights, were redeemed for cash.

As of June 30, 2016, Eni had undrawn long-term committed borrowing facilities of €6,572 million (€6,577 at December 31, 2015), of which €1,850 million due in 2017. Those facilities bore interest rates reflecting prevailing conditions on the marketplace.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €14.9 billion were drawn as of June 30, 2016.

The Group has credit ratings of BBB+ outlook stable and A-2, respectively for long and short-term debt, assigned by Standard & Poor’s and Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked to the Company’s industrial fundamentals and trends in the trading environment and, in addition, to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

Fair value of long-term debt, including the current portion of long-term debt, amounted to €24,266 million (€23,899 million at December 31, 2015):

(€ million)	December 31, 2015	June 30, 2016
Ordinary bonds	18,984	19,402
Convertible bonds	341	415
Banks	4,356	4,231
Other financial institutions	218	218
	23,899	24,266

The fair value of bonds was calculated by discounting the expected future cash flows at discount rates ranging from -0.2% to 1.9% (0% and 2.7% at December 31, 2015).

As of June 30, 2016, Eni did not pledge restricted deposits as collateral against its borrowings.

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Notes to the Financial Statements

Analysis of net borrowings

The analysis of net borrowings, as defined in the “Financial Review”, was as follows:

	December 31, 2015			June 30, 2016
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash and cash equivalents	5,209		5,209	5,099		5,099
B. Held-for-trading financial assets	5,028		5,028	5,989		5,989
C. Available-for-sale financial assets				362		362
D. Liquidity (A+B+C)	10,237		10,237	11,450		11,450
E. Financing receivables	685		685	524		524
F. Short-term debt towards banks	142		142	272		272
G. Long-term debt towards banks	455	3,465	3,920	456	3,538	3,994
H. Bonds	2,176	15,771	17,947	399	17,480	17,879
I. Short-term debt towards related parties	208		208	365		365
L. Other short-term liabilities	5,370		5,370	3,069		3,069
M. Other long-term liabilities	45	161	206	93	116	209
N. Total borrowings (F+G+H+I+L+M)	8,396	19,397	27,793	4,654	21,134	25,788
O. Net borrowings (N-D-E)	(2,526)	19,397	16,871	(7,320)	21,134	13,814

Financial assets held for trading of €5,989 million (€5,028 million at December 31, 2015) were maintained by Eni SpA. More information is reported in note 5 - Financial assets held for trading.

Available-for-sale securities of €362 million were held for non-operating purposes and related to Eni Insurance Ltd. Furthermore, at the reporting date, Eni held certain held-to-maturity and available-for-sale securities destined to operating purposes amounting to €74 million (€359 million at December 31, 2015). These securities are excluded from the calculation above. The decrease of €285 million was mainly due to the reclassification of securities covering technical reserves of Eni Insurance Ltd for €282 million as securities held for non-operating purposes as a consequence of the adoption starting from January 1, 2016, of the provisions of EU Solvency II Directive on capital requirements to be met for operating in the insurance activity (so called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). More information is reported in note 6 - Financial assets available for sale.

Current financing receivables of €524 million (€685 million at December 31, 2015) were held for non-operating purposes. Furthermore, at the reporting date, Eni held certain financing receivables destined to operating purposes amounting to €1,437 million (€1,622 million at December 31, 2015), of which €1,262 million (€1,135 million at December 31, 2015) were in respect of financing granted to joint ventures and affiliates which executed capital projects and investments on behalf of Eni’s Group companies. These financing receivables are excluded from the calculation above. The decrease of €185 million was mainly due to the reclassification increasing financial receivables (€287 million) as a consequence of the adoption starting from January 1, 2016, of the provisions of EU Solvency II Directive on capital requirements to be met for operating in the insurance activity (so called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). More information is reported in note 6 - Financial assets available for sale.

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Notes to the Financial Statements

22 Provisions for contingencies

(€ million)	Carrying amount at December 31, 2015	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Carrying amount at June 30, 2016
Provision for site restoration, abandonment and social projects	8,998		(269)	151	(158)		(160)	8	8,570
Environmental provision	2,737	126		4	(115)	(23)		(3)	2,726
Provision for legal and other proceedings	1,725	174			(1,047)	(7)	(35)	175	985
Provision for taxes	484	45			(2)	(3)	(9)	(1)	514
Loss adjustments and actuarial provisions for Eni's insurance companies	323	29			(36)			2	318
Provision for onerous contracts	273				(52)		(10)		211
Provision for redundancy incentives	201	1		2	(7)	(2)			195
Provision for losses on investments	128	7				(6)	(1)	(11)	117
Provision for OIL insurance cover	72	5					(1)	(1)	75
Provision for disposal and restructuring	80				(11)	(3)	(1)		65
Provision for green certificates	190	1			(13)	(2)		(175)	1
Other (*)	164	47			(26)	(3)		(7)	175
	15,375	435	(269)	157	(1,467)	(49)	(217)	(13)	13,952

(*) Each individual amount included herein was lower than €50 million.

Initial recognition and changes in estimates of provisions for site restoration and abandonment decreased of €269 million mainly due to the increase in the discount rates.

23 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for €3,377 million (€3,355 million at December 31, 2015).

(€ million)	Amount at December 31, 2015	Net deductions	Currency translation differences	Other changes	Amount at June 30, 2016
	7,425	(222)	(177)	(136)	6,890

Deferred tax assets and liabilities consisted of the following:

(€ million)	December 31, 2015	June 30, 2016
Deferred tax liabilities	10,780	10,267
Deferred tax assets available for offset	(3,355)	(3,377)
	7,425	6,890
Deferred tax assets not available for offset	(3,853)	(3,663)
Net deferred tax liabilities	3,572	3,227

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Notes to the Financial Statements

24 Other non-current liabilities

(€ million)	December 31, 2015	June 30, 2016
Fair value of derivatives financial instruments	98	129
Current income tax liabilities	23	23
Other payables towards tax authorities	29	17
Other payables	81	52
Other liabilities	1,621	1,540
	1,852	1,761

The fair value related to derivative financial instruments is disclosed in note 25 – Derivative financial instruments.

Other liabilities of €1,540 million (€1,621 million at December 31, 2015) included advances received from Suez following a long-term agreement for supplying natural gas and electricity of €700 million (€736 million at December 31, 2015). The current portion is described in note 20 – Other current assets.

Liabilities with related parties are described in note 37 - Transactions with related parties.

25 Derivative financial instruments

	December 31, 2015			June 30, 2016
(€ million)	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
Non-hedging derivatives	2,493	2,340		1,676	1,590
- Future	1,586	1,483	1	1,033	990	1
- Other	907	857	2	643	600	2
Trading derivatives	3,209	3,789		2,280	2,515
- Future	409	559	1	389	514	1
- Other	2,800	3,230	2	1,891	2,001	2
Cash flow hedge derivatives	126	614		151	309
- Future	107		1	1	15	1
- Other	19	614	2	150	294	2
Embedded derivatives	20		2	4		2
Option embedded in convertible bonds		26	2		2	2
Gross amount	5,848	6,769		4,111	4,416
Offsetting	(2,410)	(2,410)		(1,633)	(1,633)
Net amount	3,438	4,359		2,478	2,783
Of which:
- current	3,220	4,261		2,296	2,654
- non-current	218	98		182	129

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

Fair values of non-hedging derivatives consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not relate to specific trade or financing transactions.

Fair values of trading derivatives consisted of derivatives entered for trading purposes and proprietary trading.

Fair value of cash flow hedge derivatives related to the hedges entered by the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated with highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. The effects of the measurement at fair value of cash flow hedge derivatives are given in note 27 – Shareholders’

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Notes to the Financial Statements

equity and in note 31 – Operating expenses. Information on hedged risks and hedging policies is disclosed in note 29 – Guarantees, commitments and risks - Risk factors.

Derivatives embedded in the pricing formulas related to certain long-term supply contracts of gas in the Exploration & Production segment.

Options embedded in convertible bonds of €2 million as of June 30, 2016, related to equity-linked cash-settled bonds issued in the first 2016. Options embedded in convertible bonds of €26 million as of December 31, 2015, related to the convertible bond into ordinary shares of Snam SpA expired on January 18, 2016. More information is disclosed in note 21 – Long-term debt and current portion of long-term debt.

During the first half of 2016, there were no transfers between the different hierarchy levels of fair value.

26 Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale

Discontinued operations

Saipem

On January 22, 2016, following the fulfillment of all the conditions precedent, among which the consensus of the Antitrust Authority, Eni closed the sale transaction of 12.503% of the share capital of Saipem SpA to CDP Equity SpA. The transaction referred to 55,176,364 Saipem shares at a price of €8.3956 per share for a total consideration of €463 million. At the same date, the shareholder agreement between Eni and CDP Equity entered into force and established the joint control of Saipem. Therefore, following the loss of control, Saipem has been derecognized from Eni’s consolidated accounts and accounted for using the equity method. At the date of the loss of the control (January 22, 2016), the residual interest of 30.42% in the former subsidiary was aligned to the market price at the closing of €4.2 per share corresponding to a carrying amount of €564 million with a charge through profit and loss of €441 million (considering the carrying value at December 31, 2015).

Versalis

Due to termination of the negations with US-based SK hedge fund who had shown an interest in acquiring a 70% stake in Versalis SpA, Eni’s chemical segment no longer qualifies as held for sale in accordance to IFRS 5. Therefore, Eni’s consolidated accounts as of and for the six months ended June 30, 2016 have been prepared accounting this business as part of the continuing operations. Based on IFRS 5 provisions, in case of cessation of classification as held for sale, management is required to amend financial statements retrospectively as though the disposal group never qualified as held for sale. Accordingly, the opening balance of the interim consolidated accounts 2016 have been amended to reinstate the criteria of the continuing use to evaluate Versalis by aligning its book value to the recoverable amount, given by the higher of fair value less cost to sell and value-in-use. Under IFRS 5, Versalis was measured at the lower of its carrying amount and fair value less cost to sell. Management estimated the value-in-use of the fixed assets of Versalis’ business units by identifying a single Cash Generating Unit consistently with Eni’s industrial plan for the four-year period 2016-2019 that considered Versalis as an integrated unit with a view to disposing or monetizing it as a whole. The value-in-use was estimated by discounting the future expected cash flows of the industrial plan of a standalone Versalis at a 10% rate, which factored in the earnings volatility of a pool of chemical peers of Versalis, thus determining a beta parameter independent form Eni in the same manner as the Gas & Power segment. Further information is provided in note 10 – Property, plant and equipment. This amendment in Versalis evaluation marginally affected the opening balance of Eni’s consolidated net assets (an increase of €294 million) and was neutral on the Group’s net financial position. In presenting the Group’s consolidated results, Versalis profit and loss accounts and balances have been recognized as part of the Group’s assets and liabilities and revenues and expenses. Results of the comparative periods have been reclassified accordingly. In the Group segment information, Versalis results have been reported as part of the Refining & Marketing and Chemical segment because a single manager is

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Notes to the Financial Statements

accountable of the performance at both operating segments and the two segments exhibit similar economic characteristics.

The main economic and financial data of the discontinued operations net of intragroup transactions are provided below.

Saipem

(€ million)		First half 2015	First half 2016

Revenues		4,664
Operating expenses		5,989
Operating loss		(1,325)
Finance income (expense)		(12)
Income (expense) from investments		3	(413)
Loss before income taxes		(1,334)	(413)
Income taxes		36
Net loss		(1,298)	(413)
- attributable to Eni		(550)	(413)
- attributable to non-controlling interest		(748)
Earnings per share	(€ per share)	(0.15)	(0.11)
Net cash provided by operating activities		(1,011)
Net cash flow from investing activities		(158)
Net cash used in financing activities		(47)
Capital expenditures		268

Net loss for the first half of 2016 included: (i) a loss from measurement at the fair value of the remaining shares of Saipem at the date of the loss of control (22 January 2016) for €441 million; (ii) a net gain from realization of the reserve for exchange differences and of the reserve for the valuation at fair value of cash flow hedge derivatives for €28 million.

Assets held for sale and liabilities directly associated with assets held for sale

Assets held for sale and liabilities directly associated with assets held for sale of €99 million and €24 million, respectively, related to the sale of 100% stake of the subsidiary Eni Hungaria Zrt, a company operating in the retail and wholesale marketing of fuels with activities in Hungary. The subsidiary was classified as assets held for sale following the sign at the end of 2015 of a binding agreement with MOL Group, a Hungarian oil&gas company. The finalization is expected in the third quarter of 2016. The carrying amount of assets held for sale and liabilities directly associated with assets held for sale amounted to €85 million (of which current assets for €22 million) and €24 million (of which current liabilities for €23 million), respectively. Eni will continue to operate in those countries through the wholesale marketing of lubricants.

In the first half of 2016, Eni sold to MOL Group, a Hungarian oil&gas company, a 100% stake of the subsidiary Eni Slovenija doo, a company operating in the retail and wholesale marketing of fuels with activities in Slovenia.

More information is provided in note 28 – Other information - Supplemental cash flow information and note 33 - Income (expense) from investments.

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Notes to the Financial Statements

27 Shareholders’ equity

Non-controlling interest

	Net profit		Shareholders’ equity
(€ million)	First half 2015	First half 2016	December 31, 2015	June 30, 2016

Saipem SpA	(538)		1,872
Others	4	5	44	46
	(534)	5	1,916	46

Eni shareholders’ equity

(€ million)	December 31, 2015	June 30, 2016

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	581	581
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	(474)	(152)
Reserve related to the fair value of available-for-sale securities net of the tax effect	8	8
Reserve related to the defined benefit plans net of tax effect	(101)	(102)
Other reserves	180	195
Cumulative currency translation differences	9,129	8,255
Treasury shares	(581)	(581)
Retained earnings	51,985	40,331
Interim dividend	(1,440)
Net loss for the period	(8,778)	(1,242)
Other items of comprehensive income related to discontinued operations	20
	55,493	52,257

Share capital

As of June 30, 2016, the parent company’s issued share capital consisted of €4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (same amounts as of December 31, 2015).

On May 12, 2016, Eni’s Shareholders’ Meeting declared to distribute a dividend of €0.40 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2015 dividend of €0.80 per share, of which €0.40 per share paid as interim dividend. The balance was paid on 25 May 2016, to shareholders on the register on 23 May 2016, record date on 24 May 2016.

Legal reserve

This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

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Notes to the Financial Statements

Reserve related to the fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans

The reserves related to the valuation at fair value of cash flow hedging derivatives, other available-for-sale financial instruments and defined benefit plans, net of the related tax effect, consisted of the following:

	Cash flow hedge derivatives			Available-for-sale financial instruments			Defined benefit plans			Total
(€ million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve

Reserve as of December 31, 2015	(637)	163	(474)	9	(1)	8	(111)	10	(101)	(739)	172	(567)
Changes of the period	114	(28)	86							114	(28)	86
Foreign currency translation differences							(7)	6	(1)	(7)	6	(1)
Amount recognized in the profit and loss account	314	(78)	236							314	(78)	236
Reserve as of June 30, 2016	(209)	57	(152)	9	(1)	8	(118)	16	(102)	(318)	72	(246)

Reserve for available-for-sale financial instruments net of tax effect of €8 million (same amount as of December 31, 2015) related to the fair value evaluation of securities.

Other reserves

The increase in other reserves of €15 million related to the Group's share of "Other comprehensive income" of equity investments accounted for using the equity method for €34 million, partially offset by the costs relating to Eni’s increase in the share capital of Saipem SpA for €19 million.

28 Other information

Supplemental cash flow information

(€ million)	First half 2015	First half 2016

Effect of disposal of consolidated subsidiaries and businesses
Current assets	7	6,500
Non-current assets	19	8,550
Net borrowings	(17)	(5,392)
Current and non-current liabilities	(6)	(6,310)
Net effect of disposals	3	3,348
Fair value of share capital held after the sale of control		(1,006)
Gain on disposal	31	5
Non-controlling interest		(1,872)
Selling price	34	475
less:
Cash and cash equivalents	(1)	(1)
Cash flow on disposals	33	474

Cash flow on disposals of the first half of 2016 included the consideration received from the sale of 12.503% of Saipem to CDP Equity SpA for a consideration of €463 million and the sale of 100% stake in Eni Slovenija doo for a consideration of €12 million and cash and cash equivalents divested of €1 million.

Saipem group cash and cash equivalents that has been derecognized due to the loss of control over Saipem was €889 million. This amount has been already considered as an outflow in 2015 cash flow statement, due to the fact that last year Saipem group was presented as discontinued operation according to IFRS 5.

Cash flow on disposals of the first half of 2015 referred to the sale of 100% stake of Eni Romania Srl.

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Notes to the Financial Statements

29 Guarantees, commitments and risks

Guarantees

As of June 30, 2016, guarantees decreased compared with the Annual Report 2015 as a result of the deconsolidation following the sale of the control of the Engineering & Construction segment (€3,567 million) and the settlement of the guarantees given by Eni on behalf of the Saipem group (€530 million).

The amount of other guarantees remained substantially unchanged compared with the Annual Report 2015.

Commitments and risks

The amount of commitments and risks remained substantially unchanged compared with the Annual Report 2015.

Risk factors

Financial risks

Financial risks are managed in respect of guidelines issued by the Board of Directors of Eni SpA in its role of directing and setting of the risk limits, targeting to align and centrally coordinate Group companies’ policies on financial risks ("Guidelines on financial risks management and control"). The "Guidelines" define for each financial risk the key components of the management and control process, such as the aim of the risk management, the valuation methodology, the structure of limits, the relation model and the hedging and mitigation instruments.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International SA, Eni Finance USA Inc and Banque Eni SA, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular, Eni’s finance department and Eni Finance International SA manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies different from commodities are managed by the parent company. The commodity risk associated with commercial exposures of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by the Midstream Department which manages the market risk component in a view of portfolio, while Eni Trading & Shipping SpA executes the negotiation of commodity derivatives over the market. Eni SpA and Eni Trading & Shipping SpA (also through its subsidiary Eni Trading & Shipping Inc) perform trading activities in financial derivatives on external trading venues, such as European and non-European regulated markets, Multilateral Trading Facility (MTF), Organized Trading Facility (OTF), or similar and brokerage platforms (i.e. SEF), and over the counter on a bilateral basis with external counterparties. Other legal entities belonging to Eni that require financial derivatives enter into these operations through Eni Trading & Shipping and Eni SpA based on the relevant asset class expertise. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni monitors every activity in derivatives classified as risk-reducing (in particular, back-to-back activities, flow hedging activities, asset-backed hedging activities and portfolio-management activities) directly or indirectly related to covered industrial assets, so as to effectively optimize the risk profile to which Eni is exposed or could be exposed. If the result of the monitoring shows those derivatives should not

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be considered as risk reducing, these derivatives are reclassified in proprietary trading. As the proprietary trading is considered separately from the other activities in specific portfolios of Eni Trading & Shipping, its exposure is subject to specific controls, both in terms of Value at Risk (VaR) and stop loss and in terms of nominal gross value. For Eni, the gross nominal value of proprietary trading activities is compared with the limits set by the relevant international standards. The framework defined by Eni’s policies and guidelines provides that the valuation and control of market risk is performed on the basis of maximum tolerable levels of risk exposure defined in terms of: (i) limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon; (ii) limits of revision strategy, which consist in the triggering of a revision process of the strategy in the event of exceeding the level of profit and loss given; and (iii) VaR which measures the maximum potential loss of the portfolio, given a certain confidence level and holding period, assuming adverse changes in market variables and taking into account of the correlation among the different positions held in the portfolio. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of VaR, pooling Group companies’ risk positions maximizing, when possible, the benefits of the netting activity. Eni’s calculation and valuation techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department. Eni’s guidelines define rules to manage the commodity risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of VaR, limits of revision strategy, stop loss and volumes in connection with exposure deriving from commercial activities, as well as exposure deriving from proprietary trading, exclusively managed by Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools the requests for negotiating commodity derivatives and executes them on the marketplace.

According to the targets of financial structure included in the financial plan approved by the Board of Directors, Eni has decided to retain a cash reserve to face any extraordinary requirement. Such reserve is managed by Eni’s finance department with the aim of optimizing the efficiency and ensuring maximum protection of the capital and its immediate liquidity within the limits assigned. The management of strategic cash is part of the asset management pursued through transactions on own risk in view of optimizing financial returns, while respecting authorized risk levels, safeguarding the Company’s assets and retaining quick access to liquidity.

The four different market risks, whose management and control have been summarized above, are described below.

Market risk - Exchange rate

Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the U.S. dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the U.S. dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance

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department which pools Group companies’ positions, hedging the Group net exposure by using certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value based on market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss, as they do not meet the formal criteria to be recognized as hedges. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Market risk - Interest rate

Changes in interest rates affect the market value of financial assets and liabilities of the Company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans.

Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to manage effectively the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value based on market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account, as they do not meet the formal criteria to be accounted for under the hedge accounting method. VaR deriving from interest rate exposure is measured daily based on a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Market risk - Commodity

Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil&gas prices generally has a negative impact on Eni’s results of operations and vice versa, and may jeopardize the achievement of the financial targets preset in the Company’s four-year plans and budget. The commodity price risk arises in connection with the following exposures: (i) strategic exposure: exposures directly identified by the Board of Directors as a result of strategic investment decisions or outside the planning horizon of risk. These exposures include those associated with the program for the production of proved and unproved oil&gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins identified by the Board of Directors as of strategic nature (the remaining volumes can be allocated to the active management of the margin or to asset-backed hedging activities) and minimum compulsory stocks; (ii) commercial exposure: includes the exposures related to the components underlying the contractual arrangements of industrial and commercial activities and, if related to take-or-pay commitments, to the components related to the time horizon of the four-year plan and budget and the relevant activities of risk management. Commercial exposures are characterized by a systematic risk management activity conducted on the basis of risk/return assumptions by implementing one or more strategies and subjected to specific risk limits (VaR, stop loss). In particular, the commercial exposures include exposures subjected to asset-backed hedging activities, arising from the flexibility/optionality of assets; and (iii) proprietary trading exposure: includes operations independently conducted for profit purposes in the short term, and normally not finalized to the delivery, both within the commodity and financial markets, with the aim to obtain a profit upon the occurrence of a favourable result in the market, in accordance with specific limits of authorized risk (VaR, stop loss). In the proprietary trading exposures are included the origination activities, if not connected to contractual or physical assets.

Strategic risk is not subject to systematic activity of management/coverage that is eventually carried out only in case of specific market or business conditions.

Because of the extraordinary nature, hedging activities related to strategic risks are delegated to the top management. Strategic risk is subject to measuring and monitoring but is not subject to specific risk limits. If previously authorized by the Board of Directors, exposures related to strategic risk can be used in combination with other commercial exposures in order to exploit opportunities for natural compensation between the risks (natural hedge) and consequently reduce the use of derivatives (by activating logics of internal market). Eni manages exposure to commodity price risk arising in normal trading and commercial

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activities in view of achieving stable economic results. The commodity risk and the exposure to commodity prices fluctuations embedded in commodities quoted in currencies other than the euro at each business line (Eni’s Divisions or subsidiaries) is pooled and managed by the Portfolio Management unit for commodities, and by Eni’s finance department for exchange rate requirements. The Portfolio Management unit manages business lines’ risk exposures to commodities, pooling and optimizing Group companies’ exposures and hedging net exposures on the trading venues through the trading unit of Eni Trading & Shipping. In order to manage commodity price risk, Eni uses derivatives traded on the organized markets MTF, OTF and derivatives traded over the counter (swaps, forward, contracts for differences and options on commodities) with the underlying commodities being crude oil, refined products, electricity or emission certificates. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable valuation techniques. VaR deriving from commodity exposure is measured daily based on a historical simulation technique, with a 95% confidence level and a one-day holding period.

Market risk - Strategic liquidity

Market risk deriving from liquidity management is identified as the possibility that changes in prices of financial instruments (bonds, money market instruments and mutual funds) would affect the value of these instruments when evaluated at fair value. In order to manage the investment activity of the strategic liquidity, Eni defined a specific investment policy with aims and constraints in terms of financial activities and operational boundaries, as well as Governance guidelines regulating management and control systems. The setting up and maintenance of the reserve of strategic liquidity is mainly aimed to: (i) guarantee of financial flexibility. Liquidity should allow Eni Group to fund any extraordinary need (such as difficulty in access to credit, exogenous shock, macroeconomic environment, as well as merger and acquisitions); and (ii) ensure a full coverage of short-term debts and a coverage of medium and long-term financial debts due within a time horizon of 24 months, even in case of restrictions to credit.

Strategic liquidity management is regulated in terms of VaR (measured on the basis of a parametrical methodology with a one-day holding period and a 99% confidence level), stop loss and other operating limits in terms of concentration, duration, ratings, liquidity and instruments to invest on. Financial leverage or short selling is not allowed. Activities in terms of strategic liquidity management started in the second half of the year 2013 and throughout the course of the year 2015, the investment portfolio has maintained an average credit rating of A/A-. During the first half of 2016, the rating decreased to level A-/BBB+, accordingly with the decrease in the Company's credit rating.

The following table shows amounts in terms of VaR, recorded in first half 2016 (compared with 2015) relating to interest rate and exchange rate risks in the first section and commodity risk. Regarding the management of strategic liquidity, the sensitivity to change of interest rates is expressed by the values of "Dollar Value per Basis Point" (DVBP).

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	2015				First half 2016
(€ million)	High	Low	Average	At year end	High	Low	Average	At period end
Interest rate (a)	6.21	2.45	4.06	4.40	4.89	3.34	3.95	4.50
Exchange rate (a)	0.52	0.05	0.13	0.13	0.19	0.08	0.13	0.14

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International SA, Banque Eni SA and Eni Finance USA Inc.

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(Value at risk - Historic simulation weighted method; holding period: 1 day; confidence level: 95%)

	2015				First half 2016
(€ million)	High	Low	Average	At year end	High	Low	Average	At period end
Commercial exposures - Management Portfolio (a)	61.91	3.37	26.82	3.37	19.03	7.90	12.49	13.60
Trading (b)	4.07	0.40	1.38	0.55	1.76	0.27	0.80	0.53

(a) Refers to the Midstream Department (risk exposure from Refining & Marketing Division and Gas & Power Division), Versalis, Eni Trading & Shipping commercial portfolio and branches outside Italy pertaining to the Divisions. For the Midstream Department starting from 2014, following the approval of the Eni’s Board of Directors on December 12, 2013, VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, in the year the VaR pertaining to the Midstream Department presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, both for commodity contracts and financial derivatives, refers to Eni Trading & Shipping SpA (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	2015				First half 2016
(€ million)	High	Low	Average	At year end	High	Low	Average	At period end
Strategic liquidity (a)	0.31	0.25	0.29	0.25	0.42	0.23	0.33	0.39

(a) Management of strategic liquidity portfolio starting from July 2013.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business.

The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. In addition, credit litigation and receivable collection activities are assessed.

Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties deriving from current and strategic use of liquidity, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group operating finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively affect Group results, as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt (in terms of: (i) maximum ratio between net financial debt and net equity (leverage); (ii) minimum incidence of medium

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and long-term debts over the total amount of financial debts; (iii) minimum amount of fixed-rate debts over the total amount of medium and long-term debts; and (iv) minimum level of liquidity reserve). For this purpose, Eni holds a significant amount of liquidity reserve (financial assets plus committed credit lines), which aims to: (a) deal with identified risk factors that could significantly affect the cash flow expected in the Financial Plan (i.e. changes in the scenario and/or production volumes, delays in disposals, limitations in profitable acquisitions); (b) ensure a full coverage of short-term debt and the coverage of medium and long-term debts with a maturity of 24 months, even in case of restrictions to the credit access; (c) ensuring the availability of an adequate level of financial flexibility to support the Group’s development plans; and (d) maintaining/improving the current credit rating. The financial asset reserve is employed in short-term marketable financial instruments, favouring investments with very low risk profile.

At present, the Group believes to have access to sufficient funding to meet the current foreseeable borrowing requirements as a consequence of the availability of financial assets and lines of credit and the access to a wide range of funding at competitive costs through the credit system and capital markets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which about €14.9 billion were drawn as of June 30, 2016.

The Group has credit ratings of BBB+ look stable and A-2, respectively for long and short-term debt, outlook stable, assigned by Standard & Poor’s and Baa1 outlook stable and P-2, respectively for long and short-term debt, assigned by Moody’s. Eni’s credit rating is linked in addition to the Company’s industrial fundamentals and trends in the trading environment to the sovereign credit rating of Italy. Based on the methodologies used by Standard & Poor’s and Moody’s, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni.

In the course of the first half 2016, Eni issued bonds amounting to €1.5 billion related to the Euro Medium Term Notes Program and equity-linked bonds amounting to €0.4 billion.

As of June 30, 2016, Eni maintained short-term unused borrowing facilities of €12,555 million, of which €41 million committed. Long-term committed borrowing facilities amounted to €6,572 million, of which €1,850 million were due within 12 months. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Finance debt repayments including expected payments for interest charges and derivatives.

The tables below summarize the Group main contractual obligations for finance liability repayments, including expected payments for interest charges and derivatives.

	Maturity year
(€ million)	2016	2017	2018	2019	2020	2021 and thereafter	Total
Non-current liabilities	372	3,010	2,013	3,797	2,590	10,094	21,876
Current financial liabilities	3,706						3,706
Fair value of derivative instruments	2,654	41	40	22		26	2,783
	6,732	3,051	2,053	3,819	2,590	10,120	28,365
Interest on finance debt	386	670	541	470	371	1,778	4,216
Financial guarantees	89						89

Trade and other payables

The tables below summarize the Group trade and other payables by maturity.

	Maturity year
(€ million)	2016	2017 and thereafter	Total
Trade payables	9,770		9,770
Other payables and advances	5,503	52	5,555
	15,273	52	15,325

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Expected payments by period under contractual obligations

The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors.

The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

	Maturity year
(€ million)	2016	2017	2018	2019	2020	2021 and thereafter	Total

Operating lease obligations (a)	316	535	406	326	297	934	2,814
Decommissioning liabilities (b)	129	414	395	358	340	14,975	16,611
Environmental liabilities (c)	168	264	217	169	205	570	1,593
Purchase obligations (d)	5,409	8,952	9,733	9,526	7,476	85,044	126,140
- Gas
. take-or-pay contracts	4,353	7,453	8,194	8,232	6,514	80,868	115,614
. ship-or-pay contracts	579	1,096	1,337	1,108	778	3,018	7,916
- Other take-or-pay or ship-or-pay obligations	57	104	97	90	89	286	723
- Other purchase obligations (e)	420	299	105	96	95	872	1,887
Other obligations	6	4	3	2	2	111	128
- Memorandum of intent relating Val d’Agri	6	4	3	2	2	111	128
	6,028	10,169	10,754	10,381	8,320	101,634	147,286

(a) Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases generally did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.

(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.

(c) Environmental liabilities do not include the environmental charge of 2010 amounting to €1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.

(d) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.

(e) Mainly refers to arrangements to purchase capacity entitlements at certain regasification facilities in the U.S. (€1,233 million).

Capital investment and capital expenditure commitments

In the next four years, Eni expects capital investments and capital expenditures of €40.3 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. Capital expenditure is considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

The amounts shown in the table below include committed expenditures to execute certain environmental projects.

	Maturity year
(€ million)	2016	2017	2018	2019	2020 and thereafter	Total
Committed projects	8,675	8,040	6,101	5,125	6,040	33,981

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Disclosures about the offsetting of financial instruments

The table below summarizes the disclosures about the offsetting of financial instruments.

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities

December 31, 2015
Financial assets
Trade and other receivables	22,351	711	21,640
Other current assets	6,052	2,410	3,642
Financial liabilities
Trade and other liabilities	15,653	711	14,942
Other current liabilities	7,122	2,410	4,712

June 30, 2016
Financial assets
Trade and other receivables	20,898	879	20,019
Other current assets	4,151	1,458	2,693
Other non-current assets	1,755	175	1,580
Financial liabilities
Trade and other liabilities	16,152	879	15,273
Other current liabilities	4,609	1,458	3,151
Other non-current liabilities	1,936	175	1,761

The offsetting of financial assets and liabilities related to: (i) for €1,458 million (€2,410 million at December 31, 2015) the offsetting assets and liabilities for current financial derivatives pertaining to Eni Trading & Shipping SpA for €1,331 million (€2,389 million at December 31, 2015) and Eni Trading & Shipping Inc for €127 million (€21 million at December 31, 2015); (ii) for €879 million (€711 million at December 31, 2015) the offsetting of receivables and payables pertaining to the Exploration & Production segment towards state entities for €873 million (€664 million at December 31, 2015) and the offsetting of trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €6 million (€47 million at December 31, 2015); and (iii) for €175 million for non-current financial derivatives pertaining to Eni Trading & Shipping SpA.

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Legal Proceedings

Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will likely not have a material adverse effect on Eni’s Consolidated Financial Statements.

A description of the most significant proceedings currently pending is provided in the following paragraph. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment, health and safety

1.1 Criminal proceedings in the matters of environment, health and safety

(i) Syndial SpA and Versalis SpA - Porto Torres dock - Prosecuting body: Public Prosecutor of Sassari. In July 2012, the Judge for the Preliminary Hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated. The Public Prosecutor of the Municipality of Sassari requested that the above-mentioned individuals would stand trial. The Judge for Preliminary Investigation authorized that the two Eni’s subsidiaries would be arraigned to compensate any possible damage in connection with the proceeding. The trial is undergoing with an abbreviated procedure. The plaintiffs Ministry of Environment and the Sardinia Region claimed environmental damage in an amount of €1 billion and €500 million, respectively. On the hearing dated July 22, 2016 the Judge pronounced an acquittal sentence for Syndial and Versalis. Certain of Eni’s employees were found guilty: the environmental manager of the area, the environmental manager of Porto Torres site and the manager in charge of the Syndial’s groundwater treatment plant, who were all condemned to one year, with a suspended sentence, for environmental disaster which took place in the area in the period limited to August 2010 – January 2011. The provisional settlement awards compensation payment of €200,000 to the Ministry, €100,000 to the Sardinia Region and €100,000 to the Municipality of Sassari. The Judge did not mention any possible malfunctioning of the hydraulic barrier of Porto Torres site or ineffective implementation of any emergency safety measure, as claimed by the Public Prosecutor. Syndial will file an appeal against this decision.

(ii) Proceeding Val d'Agri. The Italian Public Prosecutor’s Office of Potenza started a criminal investigation in order to ascertain existence of an illegal handling of wastes material produced at the Viggiano oil center, part of the Eni-operated Val d’Agri oil complex, and disposed at treatment plants in the national territory. After a two-year investigation, the Prosecutors decided for the domiciliary detention of 5 Eni employees and to put under seizure certain plants functional to the production activity of the Val d’Agri complex which, as a consequences, has been shut down (60 kboe/d net to Eni,). From the commencement of the investigation, Eni has carried out several and in-depth technical and environmental surveys, with support of independent experts of international reach, who recognized full compliance of the plant and the industrial process with requirements of applicable laws, as well as with best available technologies and international best practices. The Company sought to obtain a repeal of the seizure before the jurisdictional authorities without an outcome. The Company studied certain corrective measures to upgrade plants which, although being not a structural solution, were intended to address the claims made by the public prosecutor about an alleged operation of blending which would have occurred during normal plant functioning. Those measures comprise building a gathering system of waters associated with the extraction of hydrocarbons at the gas lines. Those corrective measures were favourably reviewed by the public prosecutor, who granted Eni a temporary repeal of the seizure in order to allow the Company perform the works. The in-charge

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department of the Italian Ministry of Economic Development duly authorized the works and established a strict schedule to execute the plant upgrading as requested by the public prosecutor. Eni executed the plant upgrading according to this strict schedule. Once the public prosecutor verifies the correct execution of the plant upgrading, it is anticipated that it will definitively repeal the plant seizure. It is worth mentioning that, after the seizure, the Basilicata Region itself has decided to implement two specific measures: (i) the start of the AIA review; and (ii) the interruption of the well Costa Molina 2. Both measures, triggered by the statement of the Public Prosecutor, have been contested before an administrative tribunal of the Basilicata Region (no suspension requested). Contextually, referring to the interruption of the Costa Molina 2 well, also considering the motivations of the temporary measure to lift the seizure, the Company filed a request to revoke the measure, while the documents for AIA review are currently being prepared. The deadline is expected on August 14, 2016.

1.2 Civil and administrative proceedings in the matters of environment, health and safety

(i) Syndial SpA - Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry of the Environment. In May 2003, the Ministry of the Environment summoned Syndial to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA to compensate environmental damages amounting to euro 1,833.5 million, plus legal costs that accrued from the filing of the decision. Syndial and Eni technical legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely groundless as the sentence lacks sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. Based on these technical legal advices which is also supported by external accounting consultants, no provisions have been made with respect to the proceeding. In July 2009, Syndial filed an appeal against the above-mentioned sentence, and consequently the proceeding continued before a Second Degree Court of Turin. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not enforce the sentence until a final verdict on the matter is reached. The Second Degree Court requested Syndial to stand as defendant and then requested a technical appraisal of the matter. This technical appraisal was favorable to Syndial; however such outcome was questioned by the Board of State Lawyers. On July 8, 2015, the Court of Appeal of Turin requested the consultants appointed by the Court to perform again a technical appraisal of the matter with aim to identify adequate measures for environmental restoration of the external areas. The deadline for the completion of the technical appraisal is 180 days dating from the hearing of assignment (September 30, 2015). The next hearing is due to take place in July 8, 2016. On June 13, 2016, the consultants filed an integration to the technical appraisal. In brief, the consultants validated the technical review of the matter and other technical assessments which were carried out by the Company together with local and national technical entities. The consultants concluded that: (i) no further measure for environmental restoration is required; (ii) there was no significant and measurable impact on the environment and the usability of the ecosystem, therefore no restoration or damage compensation should be claimed. The only impact which could be recorded concerns fishing, with an estimated damage of €7 million which can be already restored by means of the measures proposed by Syndial; (iii) the necessity and convenience of dredging should be definitely excluded, both from the legal and scientific point of view, while confirming technical and scientific correctness of the Syndial’s approach based on the monitoring of the process of natural recovery, which is estimated to require 20 years. The sentence is expected by the end of the year.

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2. Other legal and arbitration proceedings

Eni is a party to a number of arbitration proceedings arising from price revisions of long-term gas supply contracts.

(i) Eni’s arbitration with Gas Terra. In 2013, Eni initiated an arbitration against GasTerra, as part of a long-term supply contract signed in 1986, to obtain a revision of the price charged by GasTerra to Eni for the gas supplied in the 2012-2015 period. On that occasion, Eni and GasTerra agreed to apply a provisional price, which was lower than the previous price, until the definition of a new contractual price on the basis of an arrangement between parties or an arbitration award. An arbitration award of June 23, 2016 dismissed Eni’s claim for price revision, without however determining a new price applicable in the relevant period. GasTerra considers that, by dismissing Eni’s claim, the award restored the original contract price, on the basis of which GasTerra now claims an additional amount to be paid by Eni which corresponds to the difference between the provisional price and the contractual price. Eni, relying also on the opinion of its external consultants, does not agree with GasTerra’s interpretation and regards GasTerra claim groundless. However GasTerra, on the basis of its own interpretation, commenced arbitration proceedings and obtained from a Dutch court the provisional seizure of Eni’s investment in its subsidiary Eni International BV, for the amount of the alleged trade receivable due by Eni (equal to €1.01 billion). This measure, which was granted after a summary review only and without Eni being heard, does not prejudice the outcome on the merits of the proceedings. However, this measure is restricting Eni’s ability to access the assets of the subsidiary. Eni considers that GasTerra’s request for payment is groundless and will take all necessary steps to protect its rights. With respect to the interim seizure measure obtained by GasTerra, Eni will proceed to replace the seizure with a bank guarantee or its equivalent as soon as practicable, pending the outcome of the arbitration proceedings. Eni will further seek compensation for any damages it incurs, due to GasTerra’s legal actions.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity Gas and Water and of other Regulatory Authorities

(i) Eni SpA - Investigation for alleged violations of the Consumer Code in the matter of billing of gas and power consumptions. With a decision notified on July 8, 2015, the Italian Antitrust Authority (AGCM) commenced an investigation to ascertain alleged unfair commercial practices under the Consumer Code in the billing of gas and power consumptions to retail customers. This preliminary investigation originated from certain reports of consumers and consumer organizations received by the AGCM in the period March 2014-June 2015. These complaints regard cases in which Eni allegedly started procedures of formal notice, credit recovery and suspension of supply in relation to: (i) claims for payment of invoices for amounts false, anomalous and/or un-correctly estimated; (ii) credits towards clients for significant amounts accrued in consequence of continued delay in issuing invoices or adjustment payments made after many years with respect to the effective consumption; and (iii) requests for payment of invoices already settled by consumers. The preliminary investigation and the request for information to the Company are aimed at obtaining relevant elements for assessing the existence of these alleged unfair trade practices. In order to close the investigation and to avoid sanctions, Eni filed with the Antitrust Authority a proposal of commitments, which were rejected, though. Having concluded the investigation, on June 13, 2016 the Italian Antitrust Authority notified to Eni its final decision to fine a company a total of €3.6 million. At present, Eni is considering whether to contest this decision before the Regional Administrative Tribunal.

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4. Court inquiries on the matter of criminal/administrative corporate responsibility

(i) EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court served EniPower (the commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of investigation in accordance with Legislative Decree No. 231/2001 that establishes that companies are liable for the crimes committed by their employees who acted on behalf of the employer. In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearing requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. In September 2011, the Court of Milan found that nine persons were guilty for the above-mentioned crimes. In addition, they were sentenced jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal of 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem, which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision may have been made on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made against any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment on December 19, 2011. The condemned parties filed an appeal against the above mentioned decision. The Appeal Court issued a ruling which substantially confirmed the first-degree judgment except for the fact that it ascertained the statute of limitation with regard to certain defendants. The Third Degree Court annulled the sentence of the Appeal Court of Milan and referred the proceeding to another section.

(ii) Algeria. Legal proceedings are pending in Italy and outside Italy in connection with an allegation of corruption relating to the award of certain contracts to Saipem in Algeria. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). For that reason, the notification was forwarded by Eni to Saipem. The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231, relating to corporate responsibility for crimes committed by employees which provides fines and interdictions to the company and the disgorgement of profit. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s Exploration & Production Division participates) even if not required, with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree No. 231/2001. Furthermore, the Prosecutor requested the production of certain documents relating to certain activities in

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Algeria. The proceeding was unified with the Iraq-Kazakhstan proceeding, concerning a different line of investigation, as it related to the activities carried out by Eni in Iraq and Kazakhstan. Subsequently Saipem was served a notice of seizure, then a request for documentation and finally a search warrant was issued, in order to acquire further documentation, in particular relating to certain intermediary contracts and sub-contracts entered into by Saipem in connection with its Algerian business. Several former Saipem employees were also involved in the proceeding, including the former CEO of Saipem, who resigned from the office in December of 2012, and the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem, who was fired at the beginning of 2013. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian Finance Police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree No. 231/2001 with respect to Eni, Eni’s former CEO, Eni’s former CFO and another senior manager. Eni’s former CFO had previously served as Saipem’s CFO including during the period in which alleged corruption took place and before being appointed as CFO of Eni on August 1, 2008. Eni conducted an internal investigation with the assistance of external consultants, in addition to the review activities performed by its audit and internal control departments and a dedicated team to the Algerian matters. During 2013, the external consultants reached the following results: (i) the review of the documents seized by the Milan prosecutors and the examination of internal records held by Eni’s global procurement department have not found any evidence that Eni entered into intermediary or any other contractual arrangements with the third parties involved in the prosecutors’ investigation; the brokerage contracts that were identified, were signed by Saipem or its subsidiaries or predecessor companies; and (ii) the internal review made on a voluntary basis of the MLE project, the only project that Eni understands to be under the prosecutors’ investigation where the client is an Eni Group company has not found evidence that any Eni employee engaged in wrongdoing in connection with the award to Saipem of two main contracts to execute the project (EPC and Drilling). Furthermore, in 2014, with the assistance of external consultants, Eni completed a review of the extent of its operating control over Saipem with regard to both legal and accounting and administrative issues. The findings of the review performed have confirmed the autonomy of Saipem from the parent company. The findings of Eni’s internal review have been provided to the Judicial Authority in order to reaffirm Eni’s willingness to fully cooperate. On October 24, 2014, Eni SpA received a request of probationary evidence by the Prosecutor of Milan relating to for the examination of two defendants: the former Chief Operating Officer of the Business Unit Engineering & Construction of Saipem and the former President and General Manager of Saipem Contracting Algérie SpA. On January 14, 2015, the Public Prosecutor of Milan notified the conclusion of preliminary investigations towards Eni, Saipem and eight persons (including, the former CEO and CFO of Eni and the Chief Upstream Officer of Eni who was responsible for Eni Exploration & Production activities in North Africa at the time of the events under investigation). The Public Prosecutor of Milan has issued a notice for alleged international corruption against all defendants (including Eni and Saipem on the base of the provisions of Legislative Decree No. 231/2001) in connection with the entry into intermediary contracts by Saipem in Algeria. Furthermore, some of the defendants (including the former CEO and CFO of Eni and the Chief Upstream Officer of Eni) were accused of tax offense for fraudulent misrepresentation in relation to the accounting treatment of these contracts for the fiscal years 2009 and 2010. Having acquired the actions of the court filed in relation to the request of probationary evidence, the minutes of the hearing and the documents filed for the conclusion of the preliminary investigation, Eni requested its consultants to perform additional analysis and investigation. As a result, Eni’s consultants reaffirmed their conclusions previously reported to the Company. In February 2015, the Public Prosecutor indicted all the investigated persons for above-mentioned crimes. On October 2, 2015, the Judge for the Preliminary Hearing of the Court of Milan dismissed the case and granted an acquittal in favor of Eni, former Chief Executive Officer and Chief Upstream Officer for all the alleged crimes. On February 24, 2016, the Court of Third Instance, upholding an appeal presented by the Public Prosecutor of Milan, reversed the dismissal, annulled the verdict, and remanded the proceedings to another Judge for the Preliminary Hearing in the Court of Milan. This new preliminary hearing was held on July 27, 2016. The Judge decided that all the investigated would stand trial including Eni. The first hearing before the Tribunal of Milan is scheduled for December 5, 2016. At the end of 2012, Eni contacted the U.S. Authorities – the DoJ and the U.S. SEC – in order to voluntary inform them about this matter and kept them informed about the developments in the Italian prosecutors’ investigations.

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Following Eni’s notification in 2012, both the U.S. SEC and the DoJ have started their own investigations regarding this matter. Eni has furnished various information and documents, including the findings of its internal reviews, in response to formal and informal requests.

(iii) Block OPL 245, Nigeria. The criminal proceeding regarding alleged international corruption in the acquisition of Block OPL 245 in Nigeria is still pending. On July 2, 2014, the Italian Public Prosecutor of Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. According to the notice, the Prosecutor has commenced investigations involving a third party external to the Group and other unidentified persons. As part of the proceeding, Eni was also subpoenaed for documents and other evidence. According to the subpoena, the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices which according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Furthermore, Eni has reported the matter to the U.S. Department of Justice and the U.S. SEC. Finally, in July 2014, the Eni’s Board of Statutory Auditors jointly with the Eni Watch Structure resolved to engage outside consultants, experts in anticorruption, to conduct a forensic, independent review of the matter, upon informing the Judicial Authorities. On September 10, 2014, the Public Prosecutor of Milan notified Eni of a restraining order issued by a British judge who ruled the seizure of a bank account domiciled at a British bank following a request from the Italian Public Prosecutor. The order was also communicated to certain individuals, including Eni’s CEO and the Chief Development, Operations and Technological Officer, as well as Eni’s former CEO. From the available documents, it was inferred that such Eni’s officers and former officers are under investigation by the Italian Public Prosecutor. During a hearing before a Court of London on September 15, 2014, Eni and its current executive officers gave evidence of their non-involvement in the matter regarding the seized bank account. Following the hearing, the Court reaffirmed the seizure. An investigation conducted by an independent U.S. law firm on behalf of Eni’s Board of Statutory Auditors and Watch Structure found no evidence of misconduct in relation to Eni and Shell’s 2011 transaction with the Nigerian government for the acquisition of the OPL 245 license. The outcome of the investigation has been made available to the judicial authority reaffirming Eni’s full cooperation and transparency. In December 2015, the Public Prosecutor of Milan requested further postponement of the conclusion of the preliminary investigation. On April 5, 2016, the subsidiary Nigerian Agip Exploration Ltd received a summon in order to acquire information in an investigation relating to the concession OPL 245 conducted by the Nigerian EFCC (Economic and Financial Crime Commission). The lawyer of the subsidiary Nigerian Agip Exploration Ltd provided the requested information.

(iv) Eni SpA Refining & Marketing Division - Criminal proceedings on fuel excise tax (Criminal proceeding No. 6159/10 RGNR the Italian Public Prosecutor in Frosinone and criminal proceeding No. 7320/14 RGNR the Italian Public Prosecutor in Rome). Two criminal proceedings are currently pending, relating to alleged evasion of excise taxes in the context of the retail sales at the fuel market. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. The first proceeding, opened by the Public Prosecutor’s Office of Frosinone against a third company (Turrizziani Petroli) purchaser of Eni’s fuel, is still pending in the phase of the preliminary investigation. This investigation was subsequently extended to Eni. The Company has cooperated fully with the proceeding and provided all data and information concerning the performance of the excise tax obligations for the quantities of fuel coming from the storage sites of Gaeta, Naples and Livorno. Eni ensured the best possible collaboration, handing in all the required documentation with promptness. Such proceeding referred to quantities of oil products sold by Eni, allegedly larger than the quantity subjected to the excise tax. After the ending of the investigation, the Fiscal Police from Frosinone, along with the local Customs Agency, in November 2013 issued a claim related to the evasion of the payment of excise taxes in the 2007-2012 periods for euro 1.55 million. In May 2014, the Customs Agency of Rome issued a payment notice relating to the above-mentioned claim which was filed by the Fiscal Police

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and Customs Agency of Frosinone. The Company immediately appealed to the Tributary Commission. The second proceeding, opened by the Public Prosecutor’s Office of Rome, regarded alleged evasion of excise tax payment on the surplus of the unloading products, as quantity of such products was larger than the quantity reported in the supporting fiscal documents. This proceeding represents a development of the first proceeding above mentioned, and substantially concerns similar facts, with however some differences with regard to both the nature of the alleged crimes and the responsibility subjected to verification. In fact, the Public Prosecutor’s Office of Rome has alleged the existence of a criminal conspiracy aimed at the habitual subtraction of oil products at all of the 22 storage sites which are operated by Eni over the national territory. Eni is cooperating with prosecutor in order to defend the correctness of its operation. Moreover, at the Company’s request, the national association of refiners asked the Italian Customs Agency to provide its advice on the correctness of the operating models adopted by Eni. On September 30, 2014, a search was conducted at the office of the former Chief Operating Officer of Eni’s Refining & Marketing Division as ordered by the Public Prosecutor of Rome. The motivations of the search are the same as the above mentioned proceeding as the ongoing investigations also relates to a period of time when he was in charge of that Eni’s Division. On March 5, 2015, the Prosecutor of Rome ordered a search at all the storage sites of Eni’s network in Italy as part of the same proceeding. The search was intended to verify the existence of fraudulent practices aimed at tampering with measuring systems functional to the tax compliance of excise duties in relation to fuel handling at the storage sites. The three criminal proceedings were united together at Public Prosecutor’s Office of Rome, which is still conducting preliminary investigations. Ultimately, the Customs Agency, in reply to the national association of refiners, published a dedicated Circular which provides the rules the operators in the sector should follow to determine the quantity of oil products subjected to the excise tax, so as to give clarification to regional customs agencies, the Revenue Agency and the Finance Police. According to this Circular, Eni and other oil companies followed the correct procedures in order to determine the quantity subjected to the excise tax. In September 2015, the Public Prosecutor of Rome requested a one-off technical appraisal aimed to verify the compliance of the software installed at certain metric heads previously seized with those lodged by the manufacturer to the Ministry of Economic Development. The technical appraisal concluded that the installed software was in compliance with the Ministry specifications. On this occasion, it became clear that the proceeding has been extended to a large number of employees and former employees of the company. The proceeding is pending, as the preliminary investigations have been continuing.

5. Tax Proceedings

(i) Dispute for the omitted payment of a municipal tax related to certain oil platforms located in territorial waters in the Adriatic Sea. Several tax proceedings are pending, as certain municipalities claimed Eni SpA omitted payments of a tax on property relating offshore oil platforms located in the territorial waters under the municipality administration. After completing all degrees of judgment before Italian tax courts, on February 24, 2016, the Third Instance Court sentenced that: (i) property taxes on platforms are due by Eni; (ii) the taxable basis is to be defined by considering the platforms carrying amounts, instead of the replacement cost; and (iii) fines are not applicable. The proceeding continued with an indictment before a trial judge so as to determine the due amount. Eni has made a provision for this legal proceeding. Starting in 2016, the provisions of the Italian Budget Law provides that equipment, machinery, tools and other plants are excluded from the basis for calculating taxes on property, if functional to a comprehensive production process. In response to a question of the Italian association of upstream producers, in June 2016 the Italian Department of Finance clarified that oil platforms are part of the categories of plants and equipment which the rule is currently excluding when determining the taxable basis of the above mentioned property tax, effective from 2016. Shortly, a Third Instance Court – Section of Taxation – will rule again so as to clarify if this property tax has to be applied to oil platforms for the years up to 2016. In light of the outcome of Court’s decision, Eni will assess whether to made any further tax provisions.

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(ii) Excise taxes. On May 31, 2016 the Customs Agency issued to Eni a payment notice for a total sum of €134 million (of which €114 million referring to excise taxes and €20 million referring to interests), in addition to fines amounting to €34 million. This followed a claim filed in 2011, referring to legal proceeding started by the Court of Milan in 2010 pertaining to alleged culpable omission to pay excise taxes (for the period 2003 – 2008) due on 9.8 billion cubic meters of natural gas marketed by Eni in Italy. Considering the documentation filed by Eni in the aftermath, the volumes allegedly subtracted to tax payment were reduced to 650 million cubic meters. Thus, the corresponding amount of allegedly due excise taxes decreased from €1.7 million, initially claimed by the Public Prosecutor, to €144 million. Like the initial claim, the reproposed claim appears to be groundless, taking into account the fact that the gas volumes input into the national grid by Eni and gas volumes off-taken at each delivery points for reselling to final customers have different calorific power. This was confirmed by the opinion of the Head of Energy Department of the Politecnico di Milano and acknowledged by the Customs Agency itself during the consultation process with the Italian association of gas resellers. Therefore, on February 2, 2012 the Customs Agency issued a claim where, configuring erroneous compilation of the consumption declaration only, stated that it would open a procedure to recover the alleged missed payment of excise taxes depending on the outcome of the legal proceeding. With a sentence dated June 28, 2012 the Public Prosecutor of Milan the Tribunal resolved to dismiss the proceeding against all defendants because the fact did not constitute an offence. Also the appeal filed by the Public Prosecutor was rejected by a final-degree Court with sentence dated July 3, 2013 and filed on January 7, 2014. The Customs Agency reiterated the claim because - even if the incidence of the calorific value has been acknowledged from a technical and scientific point of view and shared by the Agency itself, - at the same time the matter has not been explicitly regulated by an administrative act. In order to safeguard the Company’s assets, Eni’s management commenced the following initiatives: (i) an administrative claim has been filed in order to suspend the tax collection; in case of failure a jurisdictional claim will follow suit; (ii) a possible appeal against the Agency’s claim before a Tax Judge. As to date, taking into account the outcome of the legal proceeding, the claim is considered to be groundless. Therefore, no provision has been made as of June 30, 2016.

6. Settled proceedings

(i) Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genoa requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of environmental damage (amounting to €139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to €80 million, as well as damages relating to loss of profit and property amounting to approximately €16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of €53.5 million to a maximum of €93.3 million – to be broken down among the various companies that ran the plant in the past. The Court of Genoa rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. The Second Instance Court also confirmed the decision issued in the first judgment and rejected all the claims made by the plaintiffs. On December 4, 2012 the Ministry for the Environment filed an appeal before a third instance court on the belief that Syndial is liable for the environmental damage as the Eni subsidiary took over the site from the previous owners assuming all existing liabilities; it was responsible for managing the plant and inadequately remediating the site after the occurrence of an incident in 1984 and for omitted clean-up. Syndial established itself as defendant. On the hearing of November 19, 2015, the Ministry reaffirmed Syndial’s strict liability as the Eni’s subsidiary took over the site due to a law provision. In 2016, a Third Degree Court sentenced that only the first motivation of the appeal filed by the Ministry is valid, which related to the statute of limitations for the crime of disaster applicable exclusively to the previous owners of the site. Therefore, the Court has definitely confirmed that Syndial is not liable, neither for activities directly conducted (including alleged delay/omission of the clean-up activities claimed by the

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Ministry) nor for strict liability (as it took over the site from the previous owners). With reference to Syndial’s position, the motivations of the appeal filed by the Ministry were rejected as considered inadmissible or groundless.

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30 Revenues

The following is a summary of the main components of “Revenues”. For more information about changes in revenues, see “Financial Review” of the “Interim Consolidated Report”.

Net sales from operations were as follows:

(€ million)	First half 2015	First half 2016
Revenues from sales and services	41,300	26,765
Change in contract work in progress	17	(5)
	41,317	26,760

Net sales from operations were stated net of the following items:

(€ million)	First half 2015	First half 2016
Excise taxes	5,735	5,800
Exchanges of oil sales (excluding excise taxes)	575	417
Services recharged to joint venture partners	3,138	2,603
Sales to service station managers for sales billed to holders of credit cards	831	760
	10,279	9,580

Net sales from operations by industry segment are disclosed in note 36 - Information by industry segment.

Net sales from operations with related parties are disclosed in note 37 - Transactions with related parties.

31 Operating expenses

The following is a summary of the main components of “Operating expenses”. For more information about changes in operating expenses, see “Financial Review” of the “Interim Consolidated Report”.

Purchase, services and other

(€ million)	First half 2015	First half 2016
Production costs - raw, ancillary and consumable materials and goods	23,291	13,457
Production costs - services	6,597	6,473
Operating leases and other	1,192	858
Net provisions for contingencies	233	295
Other expenses	505	553
	31,818	21,636
less:
- capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(121)	(216)
	31,697	21,420

Service costs include geological and geophysical expenses related to the exploration activities of the Exploration & Production segment amounting to €114 million in the first half of 2016 (€135 million in the first half of 2015).

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Risk provisions net of reversal of unused provisions amounted to €295 million (€233 million in the first half of 2015) and mainly related to legal and other proceedings for €117 million (€14 million in the first half of 2015), environmental risks for €103 million (€127 million in the first half of 2015) and loss adjustments and actuarial provisions for Eni’s insurance companies for €29 million (€75 million in the first half of 2015).

Payroll and related costs

(€ million)	First half 2015	First half 2016
Payroll and related costs	1,709	1,672
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(116)	(128)
	1,593	1,544

Average number of employees

The Group average number and breakdown of employees by category is reported below:

	First half 2015		First half 2016
(number)	Subsidiaries	Joint operations	Subsidiaries	Joint operations
Senior managers	1,044	16	1,029	17
Junior managers	9,033	112	9,167	106
Employees	17,760	377	17,382	375
Workers	5,976	300	5,667	297
	33,813	805	33,245	795

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The above Group average number do not include employees of discontinued operations (Saipem Group). The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status.

Other operating income (expense)

(€ million)	First half 2015	First half 2016
Net income (loss) on cash flow hedging derivatives	(9)	3
Net income (loss) on other derivatives	(289)	(2)
	(298)	1

Net income (expense) on cash flow hedging derivatives related to the ineffective portion of the hedging relationship on commodities which was recognized through profit and loss in the Gas & Power segment.

Net income (expense) on other derivatives included: (i) the fair value measurement of commodity derivatives for trading purposes and proprietary trading amounting to a net income of €772 million (net expense of €12 million in the first half of 2015); (ii) the fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because related to net exposure of commodity risk amounting to a net expense of €759 million (net expense of €244 million in the first half of 2015); (iii) the fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts of the Exploration & Production segment amounting to a net expense of €15 million (net expense of €33 million in the first half of 2015).

Operating expenses with related parties are reported in note 37 – Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(€ million)	First half 2015	First half 2016
Depreciation, depletion and amortization	4,635	3,706
Impairments	204	185
less:
- reversal of impairments	(2)	(37)
- capitalized direct costs associated with self-constructed assets	(3)	(1)
	4,834	3,853

Write-off

(€ million)	First half 2015	First half 2016
Write-off of tangible and intangible assets	189	121

32 Finance income (expense)

(€ million)	First half 2015	First half 2016
Finance income (expense)
Finance income	5,885	3,190
Finance expense	(6,359)	(3,420)
Net finance income (expense) from financial assets held for trading	17	(53)
	(457)	(283)
Income (expense) from derivative financial instruments	(106)	(5)
	(563)	(288)

The breakdown of net finance expense or income is provided below:

(€ million)	First half 2015	First half 2016
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(385)	(316)
Interest and other finance expense due to banks and other financial institutions	(63)	(59)
Interest and other income from financial receivables and securities held for non-operating purposes	12	5
Interest from banks	14	25
Net finance income (expense) from financial assets held for trading	17	(53)
	(405)	(398)
Exchange differences
Positive exchange differences	5,744	3,036
Negative exchange differences	(5,790)	(2,882)
	(46)	154
Other finance income (expense)
Capitalized finance expense	89	60
Interest and other income on financing receivables and securities held for operating purposes	56	75
Finance expense due to the passage of time (accretion discount) (a)	(137)	(157)
Other finance (expense)	(14)	(17)
	(6)	(39)
	(457)	(283)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

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Net finance income or expense on derivative financial instruments consisted of the following:

(€ million)	First half 2015	First half 2016
Derivatives on exchange rate	(111)	(12)
Derivatives on interest rate	21	(17)
Options	(16)	24
	(106)	(5)

Net expense from derivatives of €5 million (net expense of €106 million in the first half of 2015) was recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.

Net income on options of €24 million (net expense for €16 million in the first half 2015) related to: (i) the reversal through profit and loss of the fair value of the embedded options due to the settlement of the bond convertible into ordinary shares of Snam SpA for €26 million (expense of €16 million in the first half 2015); (ii) the fair value of the option embedded in non-dilutive equity-linked convertible bond for €2 million. More information is provided in note 21 – Long-term debt and current portion of long-term debt.

Finance income (expense) with related parties are reported in note 37 – Transactions with related parties.

33 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(€ million)	First half 2015	First half 2016
Share of profit from equity-accounted investments	80	112
Share of loss from equity-accounted investments	(32)	(31)
Decreases (increases) in the provision for losses on investments	(3)
	45	81

Gains and losses on equity investments accounted for using the equity method is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First half 2015	First half 2016
Dividends	223	55
Net gain (loss) on disposals	2	(27)
Other net income (expense)	182	(31)
	407	(3)

In the first half 2016, dividend income for €55 million primarily related to Nigeria LNG Ltd for €22 million, Saudi European Petrochemical Co for €20 million. In the first half 2015, dividend income for €233 million primarily related to Nigeria LNG Ltd for €92 million, Snam SpA for €72 million, Saudi European Petrochemical Co for €37 million and Galp Energia SGPS SA for €11 million.

In the first half 2016, net loss on disposals amounting to €27 million related to: (i) a loss of €32 million for the sale of 2.22% share capital (entire stake own) of Snam SpA; (ii) a gain of €5 million related to the sale

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Notes to the Financial Statements

of the 100% share capital of Eni Slovenjia doo. In the first half 2015, net loss on disposals amounting to €2 million related to: (i) a gain of €31 million for the sale of the 100% share capital of Eni Romania Srl; (ii) a gain of €12 million for the sale of the 0.56% share capital of Galp Energia SGPS SA; (iii) a gain of €6 million for the sale of 32.445% share capital (entire stake own) of Ceská Rafinérská AS (CRC); (iv) a loss of €47 million for the sale of a 76% share capital (entire stake owned) of Inversora de Gas Cuyana SA, a 6.84% share capital (entire stake own) of Distribudora de Gas Cuyana SA, a 25% share capital (entire stake owned) of Inversora de Gas del Centro SA and a 31.35% share capital (entire stake owned) of Distribudora de Gas del Centro SA.

In the first half 2016, other net expense of €31 million related to: (i) an impairment of €8 million relating to Unión Fenosa Gas SA; (ii) expense for €23 million relating to settlements of sale price of investments sold in previous years. In the first half 2015, other net income of €182 million related to the remeasurement at market fair value of 61.7 million shares of Galp Energia SGPS SA for €129 million and 288.7 million shares of Snam SpA for €48 million for which the fair value option was applied as provided for by IAS 39.

More information is provided in note 13 – Investments.

34 Income taxes

(€ million)	First half 2015	First half 2016

Current taxes:
- Italian subsidiaries	82	107
- Outside Italy	2,443	1,207
	2,525	1,314
Net deferred taxes:
- Italian subsidiaries	(12)	6
- Outside Italy	(748)	(381)
	(760)	(375)
	1,765	939

The reconciliation between the statutory tax charge, calculated by applying the Italian statutory tax rate of 27.5% on the corporate profit before taxes, and the effective income taxes of €939 million determines a higher tax charge of €1,021 million. This difference is the consequence of the impact of the net profit reported by the non-Italian companies of the Exploration & Production segment which are subjected to a higher tax rate and of the write-off at deferred tax assets due to projections of lower future taxable profit in Italy.

115

Eni Interim Consolidated Report
Notes to the Financial Statements

35 Earnings per share

		First half 2015	First half 2016
Average number of shares used for the calculation of the basic and diluted earnings per share		3,601,140,133	3,601,140,133

Eni’s net profit (loss)	(€ million)	735	(1,242)
Basic and diluted earning (loss) per share	(euro per share)	0.20	(0.34)

Eni’s net profit (loss) - Continuing operations	(€ million)	1,285	(829)
Basic and diluted earning (loss) per share	(euro per share)	0.35	(0.23)

Eni’s net profit (loss) - Discontinued operations	(€ million)	(550)	(413)
Basic and diluted earning (loss) per share	(euro per share)	(0.15)	(0.11)

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares outstanding for the first half of 2015 and 2016, was 3,601,140,133.

As of June 30, 2015 and 2016, no pending issues of new shares that could dilute earnings were reported.

116

Eni Interim Consolidated Report
Notes to the Financial Statements

36 Information by industry segment

Eni’s segmental reporting is established based on the Group’s operating segments that are evaluated regularly by the chief operating decision maker (the CEO) in deciding how to allocate resources and in assessing performance.

The main key financial information of the operating segments to be reported to the CEO are: revenues, operating income, assets and liabilities directly attributable.

Due to the amendment in accounting the Chemical business as discontinued operation and the application of the Successful Efforts Method (SEM), the information relating to compared periods was restated (see note 1 - Basis of presentation). The information relating to the Chemical business was re-aggregated with Refining & Marketing because a single manager is accountable of the performance at both operating segments and the two segments exhibit similar economic characteristics.

As of June 30, 2016, Eni’s reportable segments have been regrouped as follows:

Exploration & Production: is engaged in exploring for and recovering crude oil and natural gas, including participation to projects for the liquefaction of natural gas;

Gas & Power: is engaged in supply and marketing of natural gas at wholesale and retail markets, supply and marketing of LNG and supply, production and marketing of power at retail and wholesale markets. The Gas & Power segment is engaged in supply and marketing of crude oil and oil products targeting the operational requirements of Eni’s refining business and in commodity trading (including crude oil, natural gas, oil products, power, emission allowances, etc.) targeting to both hedge and stabilize the Group industrial and commercial margins according to an integrated view and to optimize margins.

Refining & Marketing and Chemical: is engaged in manufacturing, supply, distribution and marketing activities for oil products and chemicals.

Corporate and other activities: represents the key support functions, comprising holdings and treasury, headquarters, central functions like IT, HR, real estate, self-insurance activities, as well as the Group environmental clean-up and remediation activities performed by the subsidiary Syndial.

The comparative reporting periods have been restated consistently.

117

Eni Interim Consolidated Report
Notes to the Financial Statements

The information by industry segment is the following:

								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Engineering & Construction	Corporate and other activities	Intragroup profits	Total	Engineering & Construction	Intragroup eliminations	Continuing operations
First half 2015
Net sales from operations (a)	11,412	30,636	12,051	5,373	704	125
Less: intersegment sales	(6,539)	(5,334)	(1,114)	(711)	(624)
Net sales to customers	4,873	25,302	10,937	4,662	80	125	45,979	(4,662)		41,317
Operating profit	2,874	213	219	(788)	(286)	(182)	2,050	788	537	3,375
First half 2016
Net sales from operations (a)	7,243	19,764	8,698		629
Less: intersegment sales	(4,089)	(4,231)	(727)		(527)
Net sales to customers	3,154	15,533	7,971		102		26,760			26,760
Operating profit	288	(71)	363		(260)	5	325			325

(a) Before elimination of intersegment sales.

								Discontinued operations
(€ million)	Exploration & Production	Gas & Power	Refining & Marketing and Chemical	Engineering & Construction	Corporate and other activities	Intragroup profits	Total	Engineering & Construction	Intragroup eliminations	Continuing operations
December 31, 2015
Identifiable assets (a)	73,073	14,290	10,483	13,608	1,117	(543)	112,028
Unallocated assets							26,973
Identifiable liabilities (b)	17,742	9,313	3,657	5,861	3,824	(199)	40,198
Unallocated liabilities							41,394
First half 2016
Identifiable assets (a)	73,315	11,850	10,576		1,099	(396)	96,444
Unallocated assets							25,897
Identifiable liabilities (b)	17,950	7,702	4,129		3,784	(58)	33,507
Unallocated liabilities							36,531

(a) Includes assets directly associated with the generation of operating profit.

(b) Includes liabilities directly associated with the generation of operating profit.

118

Eni Interim Consolidated Report
Notes to the Financial Statements

37 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:

(a)	exchanges of goods, provision of services and financing with joint ventures, associates and unconsolidated subsidiaries;

(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;

(c)	relations with Vodafone Italia SpA related to Eni SpA through a member of the Board of Directors pursuant to Consob Regulation dated March 12, 2010 concerning transactions with related parties and the internal procedure of Eni “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties”. These transactions, regulated at market conditions, mainly involve costs for mobile communication services for €4 million and business collaboration agreements relating to the loyalty program you&eni;

(d)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development; (ii) Eni Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, are related to the ordinary course of Eni’s business.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2016 are presented in annex "List of companies owned by Eni SpA as of 30 June 2016".

119

Eni Interim Consolidated Report
Notes to the Financial Statements

Trade and other transactions with related parties

(€ million)
	December 31, 2015			First half 2015
	Receivables and other	Payables and other		Costs			Revenues			Other operating (expense)
Name	assets	liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	income
Continuing operations
Joint ventures and associates
Agiba Petroleum Co	6	60			101
CEPAV (Consorzio Eni per l'Alta Velocità) Due		1
CEPAV (Consorzio Eni per l'Alta Velocità) Uno			6,122
Karachaganak Petroleum Operating BV	48	171		410	188	3		2
Mellitah Oil & Gas BV	8	16		23	193
Petrobel Belayim Petroleum Co	16	183			715			1
Petromar Lda	2		6
Unión Fenosa Gas SA	1		57							(23)
Other (*)	118	42		9	58		33	33	15	(2)
	199	473	6,185	442	1,255	3	33	36	15	(25)
Unconsolidated entities controlled by Eni
Eni México S. de RL de CV			101
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	65	1	9					1
Other (*)	17	19	3		3		2	3
	82	20	113		3		2	4
	281	493	6,298	442	1,258	3	35	40	15	(25)
Entities controlled by the Government
Enel Group	138	203			595		173	73		40
Snam Group	144	522	3	51	1,089	3	144	15
Terna Group	18	42		52	67	6	48	6	4	6
GSE - Gestore Servizi Energetici	44	63		229	1	11	201	20	1
Other (*)	22	38		1	35		17	1	1
	366	868	3	333	1,787	20	583	115	6	46
Pension funds and foundations	1	2			2	25
Groupement Sonatrach - Agip «GSA» and Organe Conjoint des Opérations «OC SH/FCP»	185	300
	833	1,663	6,301	775	3,047	48	618	155	21	21
Discontinued operations
Joint ventures and associates
CEPAV (Consorzio Eni per l'Alta Velocità) Due	60	99	68					81
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	9	3
KWANDA - Suporte Logistico Lda	69	10			2			4
Mellitah Oil & Gas BV	9
Petrobel Belayim Petroleum Co	19							27
Petromar Lda	97	16						29
Other (*)	14	27		2	50			25
	277	155	68	2	52			166
Unconsolidated entities controlled by Eni
Other (*)	1	1
	1	1
Entities controlled by the Government
Snam Group	25	46						12
Other (*)		5			1
	25	51			1			12
Pension funds and foundations
	303	207	68	2	53			178
	1,136	1,870	6,369	777	3,100	48	618	333	21	21

(*) Each individual amount included herein was lower than €50 million.

120

Eni Interim Consolidated Report
Notes to the Financial Statements

(€ million)
	June 30, 2016			First half 2016
	Receivables and other	Payables and other		Costs			Revenues			Other operating (expense)
Name	assets	liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	income
Joint ventures and associates
Agiba Petroleum Co	4	90			101
Karachaganak Petroleum Operating BV	52	225		232	191	2		1	1
Mellitah Oil & Gas BV	10	140			237			14
Petrobel Belayim Petroleum Co	20	612			860
Saipem Group	76	279	2,398		276	5		21
Unión Fenosa Gas SA			57				42			(1)
Other (*)	173	32		5	54		48	24	9	17
	335	1,378	2,455	237	1,719	7	90	60	10	16
Unconsolidated entities controlled by Eni
Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	66	1	9
Eni BTC Ltc			183
Other (*)	6	9	7		1		10	1	1
	72	10	199		1		10	1	1
	407	1,388	2,654	237	1,720	7	100	61	11	16
Entities controlled by the Government
Enel Group	188	300			408		26	46		88
Snam Group	94	347		69	1,005	3	50	7
Terna Group	33	46		32	74	4	37	11	2	7
GSE - Gestore Servizi Energetici	48	58		119	1	13	165	36	1
Other (*)	24	27			20		33	4	3
	387	778		220	1,508	20	311	104	6	95
Pension funds and foundations		2			2	13
Groupement Sonatrach – Agip «GSA» e Organe Conjoint des Opérations «OC SH/FCP»	179	276			243	5	4	27
	973	2,444	2,654	457	3,473	45	415	192	17	111

(*) Each individual amount included herein was lower than €50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach – Agip «GSA», Organe Conjoint des Opérations «OC SH/FCP» and, only for Karachaganak Petroleum Operating BV, purchase of oil products by the Eni Trading Shipping SpA. Services charged to Eni’s associates are invoiced on the basis of incurred costs;

-	engineering, construction and drilling services by the Saipem Group mainly to the Exploration & Production segment and guarantees issued by Eni SpA relating to bid bonds and performance bonds;

-	a performance guarantee given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;

-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;

-	services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

-	sale of fuel oil, the sale of fuel through payment cards, sale and purchase of gas, environmental certificates, transmission services and fair value of derivative financial instruments with Enel group;

-	acquisition of natural gas transportation, distribution and storage services from Snam group on the basis of tariffs set by Italian Regulatory Authority for Electricity, Gas and Water and purchase and sale of natural gas for granting the balancing of the system on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;

-	sale and purchase of electricity, acquisition of domestic electricity transmission services and fair value of derivative financial instruments included in the prices of electricity related to sale/purchase transactions with Terna group;

-	sale and purchase of electricity and sale of oil products with GSE - Gestore Servizi Energetici for the setting up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree no. 249/2012.

Transactions with pension funds and foundation concerned:

-	provisions to pension funds for €13 million;

-	contributions to Eni Enrico Mattei Foundation for €2 million.

121

Eni Interim Consolidated Report
Notes to the Financial Statements

Financing transactions with related parties

(€ million)
	December 31, 2015			First half 2015
Name	Receivables	Payables	Guarantees	Charges	Gains
Continuing operations
Joint ventures and associates
CARDÓN IV SA	1,112				28
CEPAV (Consorzio Eni per l'Alta Velocità) Due					2
Matrìca SpA	209			9	14
Shatskmorneftegaz Sàrl	63
Société Centrale Electrique du Congo SA	94
Unión Fenosa Gas SA		90
Other (*)	52	7	12	12	3
	1,530	97	12	21	47
Unconsolidated entities controlled by Eni
Other (*)	51	111
	51	111
Entities controlled by the Government
Other (*)	27
	27
	1,608	208	12	21	47
Discontinued operations
Joint ventures and associates
CEPAV (Consorzio Eni per l'Alta Velocità) Due			150
Other (*)	5
	5		150
	1,613	208	162	21	47

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	June 30, 2016			First half 2016
Name	Receivables	Payables	Guarantees	Charges	Gains
Joint ventures and associates
CARDÓN IV SA	1,234				46
Matrìca SpA	214				4
Shatskmorneftegaz Sàrl	65			7	2
Société Centrale Electrique du Congo SA	92
Unión Fenosa Gas SA		80
Saipem Group		175	80		21
Other (*)	51	2		5	2
	1,656	257	80	12	75
Unconsolidated entities controlled by Eni
Other (*)	51	108
	51	108
Entities controlled by the Government
Other (*)	16			1
	16			1
	1,723	365	80	13	75

(*) Each individual amount included herein was lower than €50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:

-	financing loans granted to CARDÓN IV SA for exploration and development activities of a gas field in Venezuela, to Shatskmorneftegaz Sàrl for exploration activities in the Black Sea and to Société Centrale Electrique du Congo SA for the construction of an electric plant in Congo;

-	financing loans granted to Matrìca SpA in relation to the “Green Chemistry” project at the Porto Torres plant;

-	a cash deposit at Eni’s financial companies on behalf of Saipem Group and Unión Fenosa Gas SA.

122

Eni Interim Consolidated Report
Notes to the Financial Statements

On January 22, 2016, Eni closed the sale transaction of 12.503% of the share capital of Saipem to CDP Equity SpA for a total consideration of €463 million. More information is reported in note 26 - Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet consisted of the following:

(€ million)
	December 31, 2015			June 30, 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Trade and other receivables	21,640	1,985	9.17	20,019	2,246	11.22
Other current assets	3,642	50	1.37	2,693	45	1.67
Other non-current financial assets	1,026	396	38.60	1,005	395	39.30
Other non-current assets	1,758	10	0.57	1,580	10	0.63
Discontinued operations and assets held for sale	15,533	308	1.98	99
Current financial liabilities	5,720	208	3.64	3,706	365	9.85
Trade and other payables	14,942	1,544	10.33	15,273	2,337	15.30
Other current liabilities	4,712	96	2.04	3,151	84	2.67
Other non-current liabilities	1,852	23	1.24	1,761	23	1.31
Discontinued operations and liabilities directly associated to assets held for sale	6,485	207	3.19	24

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(€ million)
	First half 2015			First half 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Continuing operations
Net sales from operations	41,317	773	1.87	26,760	607	2.27
Other income and revenues	669	21	3.14	502	17	3.39
Purchases, services and other	31,697	3,851	12.15	21,420	3,957	18.47
Payroll and related costs	1,593	19	1.19	1,544	18	1.17
Other operating (expense) income	(298)	21	-	1	111	-
Financial income	5,885	47	0.80	3,190	75	2.35
Financial expense	(6,359)	(21)	0.33	(3,420)	(13)	0.38
Discontinued operations
Net sales from operations	4,664	178	3.82
Operating expenses	5,989	55	0.92

Main cash flows with related parties are provided below:

(€ million)	First half 2015	First half 2016
Revenues and other income	794	624
Costs and other expenses	(2,986)	(2,678)
Other operating income (loss)	21	111
Net change in trade and other receivables and liabilities	(69)	215
Net interests	26	74
Net cash provided from operating activities - Continuing operations	(2,214)	(1,654)
Net cash provided from operating activities - Discontinued operations	40
Net cash provided from operating activities	(2,174)	(1,654)
Capital expenditure in tangible and intangible assets	(884)	(1,297)
Net change in accounts payable and receivable in relation to investments	(166)	421
Change in financial receivables	(186)	(138)
Net cash used in investing activities	(1,236)	(1,014)
Change in financial liabilities	24	160
Net cash used in financing activities	24	160
Total financial flows to related parties	(3,386)	(2,508)

123

Eni Interim Consolidated Report
Notes to the Financial Statements

The impact of cash flows with related parties consisted of the following:

(€ million)
	First half 2015			First half 2016
	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash provided from operating activities	5,543	(2,174)	-	3,100	(1,654)	-
Cash used in investing activities	(5,917)	(1,236)	20.89	76	(1,014)	-
Cash used in financing activities	(856)	24	-	(3,266)	160	-

38 Significant non-recurring events and operations

In the first half of 2015 and 2016, no non-recurring events and operations were reported.

39 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2015 and 2016, no transactions deriving from atypical and/or unusual operations were report.

40 Subsequent events

No significant events were reported after June 30, 2016.

124

Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Massimo Mondazzi, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to rule 154- bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2016 and during the period covered by the report, were:

•	adequate to the Company structure, and

•	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2016 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:

3.1	These condensed consolidated interim financial statements as of June 30, 2016:

a)	have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b)	correspond to the information in the accounting books and entities;

c)	fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2	The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2016 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 28, 2016

/s/ Claudio Descalzi .	/s/ Massimo Mondazzi .
Claudio Descalzi	Massimo Mondazzi
Chief Executive Officer	Chief Financial and Risk Management Officer

125

Report of Independent Auditors

EY S.p.A. Via Po. 32 00198 Rema	Tel: +39 06 324751 Fax: +39 06 32475504 ey.com

Review report on the interim condensed consolidated financial statements

(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

Introduction

We have reviewed the Interim condensed consolidated financial statements, comprising the consolidated balance sheet, the consolidated profit and loss account, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders’ equity, the consolidated statement of cash flows and the related explanatory notes of Eni S.p.A. and its subsidiaries (the “Eni Group”) as of 30 June 2016. The Directors of Eni S.p.A. are responsible for the preparation of the interim condensed consolidated financial statements in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of 31 July 1977. A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA Italia) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Eni Group as of 30 June 2016 are not prepared, in all material respects, in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 29 July 2016

EY S.p.A.

Signed by: Massimo Antonelli, Partner

This report has been translated into the English language solely for the convenience of international readers

[ILLEGIBLE]

126

Annex to Interim Consolidated Report

127

Eni Interim Consolidated Report
List of companies owned by Eni

List of companies owned by Eni SpA as of June 30, 2016

Investments owned by Eni as of June 30, 2016

In accordance with the provisions of articles 38 and 39 of the Legislative Decree no. 127/1991 and Consob communication no. DEM/6064293 of 28 July 2006, the list of subsidiaries, associates and significant investments owned by Eni SpA as of 30 June 2016, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically. For each company are indicated: company name, registered head office, operating office, share capital, shareholders and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2016, the breakdown of the companies owned by Eni is provided in the table below:

				Joint arrangements and
	Subsidiaries			associates			Other significant investments (a)
		Outside			Outside			Outside
	Italy	Italy	Total	Italy	Italy	Total	Italy	Italy	Total

Fully consolidated subsidiaries	30	153	183	8	5	13
Consolidated joint operations

Investments owned by consolidated companies(b)
Equity-accounted investments	4	32	36	20	37	57
Investments valued at cost	5	7	12	3	31	34	5	24	29
	9	39	48	23	68	91	5	24	29
Investments owned by unconsolidated companies
Owned by controlled companies
Owned by joint arrangements					5	5
					5	5
Total	39	192	231	31	78	109	5	24	29

(a) Relates to investments in companies other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed entities or 10% for unlisted companies.

(b) Investments in subsidiaries accounted for using the equity method and valued at cost relate to non-significant companies and entities acting as sole-operator in the management of oil and gas contracts.

Subsidiaries resident in states with a privileged tax regime

The Law of 28 December 2015, no. 208 (Stability Law 2016), effective from 1 January 2016, amended the article no. 167, paragraph 4, of the Presidential Decree of 22 December 1986 no. 917, identifying all the tax regimes, even special, of states or territories to be considered as privileged with reference, exclusively, to a nominal level of taxation lower than 50 percent of the one applicable in Italy. Furthermore, the regimes of states or territories that are part of the European Union, or of states that are part of the European Economic Area that have concluded agreements with Italy ensuring an effective exchange of information are not to be considered as privileged. Up to 31 December 2015, according to the regulation in force, states and territories with a privileged tax regime were identified by the decree of the Minister of Economy and Finance dated 21 November 2001 on the basis of the so-called "Black List". At June 30, 2016, Eni controls 9 companies based in states with a privileged tax regime as identified by article no. 167, paragraph 4 of the Italian Income Tax Code. Of these 9 companies, 5 are subject to taxation in Italy because they are included in the tax return of Eni. The remaining 4 companies are not subject to Italian taxation, but to the specific local tax regimes, as a consequence of the exemption obtained by the Italian Revenue Agency by taking into account of the taxation level applied. Of these 9 companies, 8 come from the acquisitions of Lasmo Plc, the activities carried out in Congo by Maurel & Prom, Burren Energy Plc and Hess Indonesia. These subsidiaries, resident or located in states identified by the Decree, did not issued any financial instrument and all the financial statements for 2016 will be audited by Ernst & Young.

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Parent company

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	25.76
					Ministero dell'Economia e delle Finanze	4.34
					Eni SpA	0.91
					Other shareholders	68.99

Subsidiaries

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Angola SpA	San Donato Milanese (MI)	Angola	EUR	20,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.
Eni Mozambico SpA	San Donato Milanese (MI)	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
Eni Timor Leste SpA	San Donato Milanese (MI)	East Timor	EUR	6,841,517	Eni SpA	100.00	100.00	F.C.
Eni West Africa SpA	San Donato Milanese (MI)	Angola	EUR	10,000,000	Eni SpA	100.00	100.00	F.C.
Eni Zubair SpA (in liquidation)	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Floaters SpA	San Donato Milanese (MI)	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
Ieoc SpA	San Donato Milanese (MI)	Egypt	EUR	18,331,000	Eni SpA	100.00	100.00	F.C.
Società Adriatica Idrocarburi SpA	San Giovanni Teatino (CH)	Italy	EUR	14,738,000	Eni SpA	100.00	100.00	F.C.
Società Petrolifera Italiana SpA	San Donato Milanese (MI)	Italy	EUR	24,103,200	Eni SpA	99.96	99.96	F.C.
					Third parties	0.04
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Venezia Marghera (VE)	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Agip Caspian Sea BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Energy and Natural Resources (Nigeria) Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
					Eni Oil Holdings BV	5.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Karachaganak BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
Agip Oil Ecuador BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Agip Oleoducto de Crudos Pesados BV	Amsterdam (Netherlands)	Ecuador	EUR	20,000	Eni International BV	100.00		Eq.
Burren (Cyprus) Holdings Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	1,710	Burren En.(Berm)Ltd	100.00		Co.
Burren Energy (Bermuda) Ltd (9)	Hamilton (Bermuda)	United Kingdom	USD	62,342,955	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy (Egypt) Ltd	London (United Kingdom)	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
Burren Energy (Services) Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Congo Ltd (9)	Tortola (Isole Vergini Britanniche)	Republic of Congo	USD	50,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Burren Energy India Ltd	London (United Kingdom)	United Kingdom	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
Burren Energy Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Burren Energy Plc	London (United Kingdom)	United Kingdom	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Burren Energy Ship Management Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren En.(Berm)Ltd	50.00		Co.
					Burren(Cyp)Hold.Ltd	50.00
Burren Energy Shipping and Transportation Ltd (in liquidation)	Nicosia (Cyprus)	Cyprus	EUR	3,420	Burren En.(Berm)Ltd	50.00		Co.
					Burren(Cyp)Hold.Ltd	50.00
Burren Shakti Ltd (8)	Hamilton (Bermuda)	United Kingdom	USD	65,300,000	Burren En. India Ltd	100.00	100.00	F.C.
Eni Abu Dhabi BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni AEP Ltd	London (United Kingdom)	Pakistan	GBP	73,471,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Algeria Exploration BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Algeria Ltd Sàrl	Luxembourg (Luxembourg)	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Algeria Production BV	Amsterdam (Netherlands)	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ambalat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni America Ltd	Dover, Delaware (United States)	United States	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
Eni Angola Exploration BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Angola Production BV	Amsterdam (Netherlands)	Angola	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Argentina Exploración y Explotación SA	Buenos Aires (Argentina)	Argentina	ARS	24,136,336	Eni International BV	95.00		Eq.
					Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.
(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Australia BV	Amsterdam (Netherlands)	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Australia Ltd	London (United Kingdom)	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
Eni BB Petroleum Inc	Dover, Delaware (United States)	United States	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni BTC Ltd	London (United Kingdom)	United Kingdom	GBP	34,000,000	Eni International BV	100.00		Eq.
Eni Bukat Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Bulungan BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Canada Holding Ltd	Calgary (Canada)	Canada	USD	1,453,200,001	Eni International BV	100.00	100.00	F.C.
Eni CBM Ltd	London (United Kingdom)	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00	100.00	F.C.
Eni China BV	Amsterdam (Netherlands)	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Congo SA	Pointe - Noire (Republic of Congo)	Republic of Congo	USD	17,000,000	Eni E&P Holding BV	99.99	100.00	F.C.
					Eni International BV	(..)
					Eni Int. NA NV Sàrl	(..)
Eni Croatia BV	Amsterdam (Netherlands)	Croatia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Cyprus Ltd	Nicosia (Cyprus)	Cyprus	EUR	2,004	Eni International BV	100.00	100.00	F.C.
Eni Dación BV	Amsterdam (Netherlands)	Netherlands	EUR	90,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Denmark BV	Amsterdam (Netherlands)	Greenland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni do Brasil Investimentos em Exploração e Produção de Petróleo Ltda	Rio De Janeiro (Brazil)	Brazil	BRL	1,593,415,000	Eni International BV	99.99		Eq.
					Eni Oil Holdings BV	(..)
Eni East Sepinggan Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Elgin/Franklin Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Energy Russia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Engineering E&P Ltd	London (United Kingdom)	United Kingdom	GBP	40,000,001	Eni UK Ltd	100.00	100.00	F.C.
Eni Exploration & Production Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Eni Gabon SA	Libreville (Gabon)	Gabon	XAF	13,132,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ganal Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Gas & Power LNG Australia BV	Amsterdam (Netherlands)	Australia	EUR	10,000,000	Eni International BV	100.00	100.00	F.C.
Eni Ghana Exploration and Production Ltd	Accra (Ghana)	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Eni Hewett Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Hydrocarbons Venezuela Ltd	London (United Kingdom)	United Kingdom	GBP	11,000	Eni Lasmo Plc	100.00		Eq.
Eni India Ltd	London (United Kingdom)	India	GBP	44,000,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Indonesia Ltd	London (United Kingdom)	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
Eni Indonesia Ots 1 Ltd (8)	George Town (Isole del Caimano)	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni International NA NV Sàrl	Luxembourg (Luxembourg)	United Kingdom	USD	25,000	Eni International BV	100.00	100.00	F.C.
Eni Investments Plc	London (United Kingdom)	United Kingdom	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni Iran BV	Amsterdam (Netherlands)	Iran	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Iraq BV	Amsterdam (Netherlands)	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ireland BV	Amsterdam (Netherlands)	Ireland	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Isatay BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ivory Coast Limited	London (United Kingdom)	Ivory Coast	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni JPDA 03-13 Ltd	London (United Kingdom)	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
Eni JPDA 06-105 Pty Ltd	Perth (Australia)	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
Eni JPDA 11-106 BV	Amsterdam (Netherlands)	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
Eni Kenya BV	Amsterdam (Netherlands)	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Krueng Mane Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Lasmo Plc	London (United Kingdom)	United Kingdom	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni Liberia BV	Amsterdam (Netherlands)	Liberia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Liverpool Bay Operating Co Ltd	London (United Kingdom)	United Kingdom	GBP	5,001,000	Eni UK Ltd	100.00	100.00	F.C.
Eni LNS Ltd	London (United Kingdom)	United Kingdom	GBP	80,400,000	Eni UK Ltd	100.00	100.00	F.C.
Eni Mali BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Marketing Inc	Dover, Delaware (United States)	United States	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Maroc BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni México S. de RL de CV	Lomas De Chapultepec, Mexico City (Mexico)	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
					Eni Oil Holdings BV	0.10
Eni Middle East BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Eni Middle East Ltd	London (United Kingdom)	United Kingdom	GBP	5,000,002	Eni ULT Ltd	100.00	100.00	F.C.
Eni MOG Ltd (in liquidation)	London (United Kingdom)	United Kingdom	GBP	220,711,147.50	Eni Lasmo Plc	99.99	100.00	F.C.
					Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Mozambique Engineering Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
Eni Mozambique LNG Holding BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Muara Bakau BV	Amsterdam (Netherlands)	Indonesia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Myanmar BV	Amsterdam (Netherlands)	Myanmar	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Norge AS	Forus (Norway)	Norway	NOK	278,000,000	Eni International BV	100.00	100.00	F.C.
Eni North Africa BV	Amsterdam (Netherlands)	Libyan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni North Ganal Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Oil & Gas Inc	Dover, Delaware (United States)	United States	USD	100,800	Eni America Ltd	100.00	100.00	F.C.
Eni Oil Algeria Ltd	London (United Kingdom)	Algeria	GBP	1,000	Eni Lasmo Plc	100.00	100.00	F.C.
Eni Oil Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	450,000	Eni ULX Ltd	100.00	100.00	F.C.
Eni Pakistan (M) Ltd Sàrl	Luxembourg (Luxembourg)	Pakistan	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
Eni Pakistan Ltd	London (United Kingdom)	Pakistan	GBP	90,087	Eni ULX Ltd	100.00	100.00	F.C.
Eni Papalang Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Petroleum Co Inc	Dover, Delaware (United States)	United States	USD	156,600,000	Eni SpA	63.86	100.00	F.C.
					Eni International BV	36.14
Eni Petroleum US Llc	Dover, Delaware (United States)	United States	USD	1,000	Eni BB Petroleum Inc	100.00	100.00	F.C.
Eni Popodi Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Portugal BV	Amsterdam (Netherlands)	Portugal	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Rapak Ltd	London (United Kingdom)	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni RD Congo SA	Kinshasa (Democratic Republic of the Congo)	Democratic Republic of the Congo	CDF	750,000,000	Eni International BV	99.99	100.00	F.C.
					Eni Oil Holdings BV	(..)
Eni South Africa BV	Amsterdam (Netherlands)	South African Republic	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni South China Sea Ltd Sàrl	Luxembourg (Luxembourg)	China	USD	20,000	Eni International BV	100.00		Eq.
Eni South Salawati Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni TNS Ltd	Aberdeen (United Kingdom)	United Kingdom	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Togo BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Trinidad and Tobago Ltd	Port Of Spain (Trinidad & Tobago)	Trinidad & Tobago	TTD	1,181,880	Eni International BV	100.00	100.00	F.C.
Eni Tunisia BV	Amsterdam (Netherlands)	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Turkmenistan Ltd (9)	Hamilton (Bermuda)	Turkmenistan	USD	20,000	Burren En.(Berm)Ltd	100.00	100.00	F.C.
Eni UHL Ltd	London (United Kingdom)	United Kingdom	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
Eni UK Holding Plc	London (United Kingdom)	United Kingdom	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
					Eni UK Ltd	(..)
Eni UK Ltd	London (United Kingdom)	United Kingdom	GBP	250,000,000	Eni International BV	100.00	100.00	F.C.
Eni UKCS Ltd	London (United Kingdom)	United Kingdom	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
Eni Ukraine Deep Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
Eni Ukraine Holdings BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni Ukraine Llc	Kiev (Ukraine)	Ukraine	UAH	42,004,757.64	Eni Ukraine Hold.BV	99.99	100.00	F.C.
					Eni International BV	0.01
Eni Ukraine Shallow Waters BV	Amsterdam (Netherlands)	Ukraine	EUR	20,000	Eni Ukraine Hold.BV	100.00		Eq.
Eni ULT Ltd	London (United Kingdom)	United Kingdom	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
Eni ULX Ltd	London (United Kingdom)	United Kingdom	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
Eni US Operating Co Inc	Dover, Delaware (United States)	United States	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni USA Gas Marketing Llc	Dover, Delaware (United States)	United States	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
Eni USA Inc	Dover, Delaware (United States)	United States	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
Eni Venezuela BV	Amsterdam (Netherlands)	Venezuela	EUR	20,000	Eni Venezuela E&P Holding	100.00	100.00	F.C.
Eni Venezuela E&P Holding SA	Bruxelles (Belgium)	Belgium	USD	963,800,000	Eni International BV	99.97	100.00	F.C.
					Eni Oil Holdings BV	0.03
Eni Ventures Plc (in liquidation)	London (United Kingdom)	United Kingdom	GBP	278,050,000	Eni International BV	99.99		Co.
					Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam (Netherlands)	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni West Timor Ltd	London (United Kingdom)	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
Eni Western Asia BV	Amsterdam (Netherlands)	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
Eni Yemen Ltd	London (United Kingdom)	United Kingdom	GBP	1,000	Burren Energy Plc	100.00		Eq.
Eurl Eni Algérie	Algiers (Algeria)	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
First Calgary Petroleums LP	Wilmington (United States)	Algeria	USD	1	Eni Canada Hold. Ltd	99.90	100.00	F.C.
					FCP Partner Co ULC	0.10

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

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Annex to condensed consolidated interim financial statements	Subsidiaries

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
First Calgary Petroleums Partner Co ULC	Calgary (Canada)	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Ieoc Exploration BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Ieoc Production BV	Amsterdam (Netherlands)	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Lasmo Sanga Sanga Ltd (9)	Hamilton (Bermuda)	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
Liverpool Bay Ltd	London (United Kingdom)	United Kingdom	USD	29,075,343	Eni ULX Ltd	100.00	100.00	F.C.
Nigerian Agip CPFA Ltd	Lagos (Nigeria)	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
					Nigerian Agip E. Ltd	0.99
					Agip En Nat Res.Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja (Nigeria)	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
					Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja (Nigeria)	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
					Eni Oil Holdings BV	0.11
OOO 'Eni Energhia'	Moscow (Russian Federation)	Russian Federation	RUB	2,000,000	Eni Energy Russia BV	99.90	100.00	F.C.
					Eni Oil Holdings BV	0.10
Tecnomare Egypt Ltd	Cairo (Egypt)	Egypt	EGP	50,000	Tecnomare SpA	99.00		Eq.
					Eni SpA	1.00
Zetah Congo Ltd (8)	Nassau (Bahamas)	Republic of Congo	USD	300	Eni Congo SA Burren	66.67		Co.
					En.Congo Ltd	33.33
Zetah Kouilou Ltd (8)	Nassau (Bahamas)	Republic of Congo	USD	2,000	Eni Congo SA Burren	54.50		Co.
					En.Congo Ltd	37.00
					Third parties	8.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(8)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation.
(9)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the company is not subject to the Italian taxation following the admission of the instance by the Italian Revenue Agency.

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Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
ACAM Clienti SpA	La Spezia (SP)	Italy	EUR	120,000	Eni SpA	100.00	100.00	F.C.
Eni Gas Transport Services Srl	San Donato Milanese (MI)	Italy	EUR	120,000	Eni SpA	100.00		Co.
Eni Medio Oriente SpA	San Donato Milanese (MI)	Italy	EUR	6,655,992	Eni SpA	100.00		Co.
Eni Trading & Shipping SpA	Rome (RM)	Italy	EUR	60,036,650	Eni SpA	94.73	100.00	F.C.
					Eni Gas & Power NV	5.27
EniPower Mantova SpA	San Donato Milanese (MI)	Italy	EUR	144,000,000	EniPower SpA	86.50	86.50	F.C.
					Third parties	13.50
EniPower SpA	San Donato Milanese (MI)	Italy	EUR	944,947,849	Eni SpA	100.00	100.00	F.C.
LNG Shipping SpA	San Donato Milanese (MI)	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
Servizi Fondo Bombole Metano SpA	Rome (RM)	Italy	EUR	13,580,000.20	Eni SpA	100.00		Co.
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Tunisia	EUR	1,098,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Ljubljana (Slovenia)	Slovenia	EUR	12,956,935	Eni SpA	51.00	51.00	F.C.
					Third parties	49.00
Distrigas LNG Shipping SA	Bruxelles (Belgium)	Belgium	EUR	788,579.55	LNG Shipping SpA	99.99	100.00	F.C.
					Eni Gas & Power NV	(..)
Eni G&P France BV	Amsterdam (Netherlands)	France	EUR	20,000	Eni International BV	100.00	100.00	F.C.
Eni G&P Trading BV	Amsterdam (Netherlands)	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
Eni Gas & Power France SA	Levallois Perret (France)	France	EUR	29,937,600	Eni G&P France BV	99.85	99.85	F.C.
					Third parties	0.15
Eni Gas & Power NV	Vilvoorde (Belgium)	Belgium	EUR	413,248,823.14	Eni SpA	99.99	100.00	F.C.
					Eni International BV	(..)
Eni Trading & Shipping Inc	Dover, Delaware (United States)	United States	USD	36,000,000	Ets SpA	100.00	100.00	F.C.
Eni Wind Belgium NV	Vilvoorde (Belgium)	Belgium	EUR	5,494,500	Eni Gas & Power NV	99.77	100.00	F.C.
					Eni International BV	0.23
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisi (Tunisia)	Tunisia	TND	99,000	Eni International BV	66.67	66.67	F.C.
					Third parties	33.33
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Eni International BV	99.85	100.00	F.C.
					Trans Tunis.P.Co SpA	0.05
					Eni Gas & Power NV	0.05
					Eni SpA	0.05
Tigáz Gepa Kft	Hajdúszoboszló (Hungary)	Hungary	HUF	52,780,000	Tigáz Zrt	100.00		Eq.
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hajdúszoboszló (Hungary)	Hungary	HUF	8,486,070,500	Eni SpA	98.99	98.99	F.C.
					Third parties	1.01

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Tigáz-Dso Földgázelosztó kft	Hajdúszoboszló (Hungary)	Hungary	HUF	62,066,000	Tigáz Zrt	100.00	98.99	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Agipgas Sabina (in liquidation)	Cittaducale (RI)	Italy	EUR	5,160	Eni Rete o&no SpA	100.00		Co.
Consorzio Condeco Santapalomba (in liquidation)	Rome (RM)	Italy	EUR	125,507	Eni SpA	92.66		Eq.
					Third parties	7.34
Ecofuel SpA	San Donato Milanese (MI)	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Centrosud SpA	Rome (RM)	Italy	EUR	21,000,000	Eni SpA	100.00	100.00	F.C.
Eni Fuel Nord SpA	San Donato Milanese (MI)	Italy	EUR	9,670,000	Eni SpA	100.00	100.00	F.C.
Eni Rete oil&nonoil SpA	Rome (RM)	Italy	EUR	27,480,000	Eni SpA	100.00	100.00	F.C.
Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni SpA	100.00	100.00	F.C.

Outside Italy

Agip Lubricantes SA (in liquidation)	Buenos Aires (Argentina)	Argentina	ARS	1,500,000	Eni International BV	97.00		Eq.
					Eni Oil Holdings BV	3.00
Eni Austria GmbH	Wien (Austria)	Austria	EUR	78,500,000	Eni International BV	75.00	100.00	F.C.
					Eni Deutsch.GmbH	25.00
Eni Benelux BV	Rotterdam (Netherlands)	Netherlands	EUR	1,934,040	Eni International BV	100.00	100.00	F.C.
Eni Deutschland GmbH	Munich (Germany)	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
					Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito (Ecuador)	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
					Esain SA	0.07
Eni France Sàrl	Lyon (France)	France	EUR	56,800,000	Eni International BV	100.00	100.00	F.C.
Eni Hungaria Zrt	Budaors (Hungary)	Hungary	HUF	15,441,600,000	Eni International BV	100.00	100.00	F.C.
Eni Iberia SLU	Alcobendas (Spain)	Spain	EUR	17,299,100	Eni International BV	100.00	100.00	F.C.
Eni Lubricants Trading (Shanghai) Co Ltd	Shanghai (China)	China	EUR	5,000,000	Eni International BV	100.00		Eq.
Eni Marketing Austria GmbH	Wien (Austria)	Austria	EUR	19,621,665.23	Eni Mineralölh.GmbH	99.99	100.00	F.C.
					Eni International BV	(..)
Eni Mineralölhandel GmbH	Wien (Austria)	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
Eni Schmiertechnik GmbH	Wurzburg (Germany)	Germany	EUR	2,000,000	Eni Deutsch.GmbH	100.00	100.00	F.C.
Eni Suisse SA	Lausanne (Switzerland)	Switzerland	CHF	102,500,000	Eni International BV	99.99	100.00	F.C.
					Third parties	(..)
Eni USA R&M Co Inc	Wilmington (United States)	United States	USD	11,000,000	Eni International BV	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Esacontrol SA	Quito (Ecuador)	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
					Third parties	13.00
Esain SA	Quito (Ecuador)	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
					Tecnoesa SA	(..)
Oléoduc du Rhône SA	Valais (Switzerland)	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
OOO ''Eni-Nefto''	Moscow (Russian Federation)	Russian Federation	RUB	1,010,000	Eni International BV	99.01		Eq.
					Eni Oil Holdings BV	0.99
Tecnoesa SA	Quito (Ecuador)	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
					Esain SA	(..)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Chemical

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Versalis SpA	San Donato Milanese (MI)	Italy	EUR	1,364,790,000	Eni SpA	100.00	100.00	F.C.

In Italy

Consorzio Industriale Gas Naturale (in liquidation)	San Donato Milanese (MI)	Italy	EUR	124,000	Versalis SpA	53.55	Eq.
					Raff. di Gela SpA	18.74
					Eni SpA	15.37
					Raff. Milazzo ScpA	11.58
					Syndial SpA	0.76

Outside Italy

Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Budapest (Hungary)	Hungary	HUF	8,092,160,000	Versalis SpA	96.34	100.00	F.C.
					Versalis Deutschland GmbH	1.83
					Versalis International SA	1.83
Eni Chemicals Trading (Shanghai) Co Ltd	Shanghai (China)	China	USD	5,000,000	Versalis SpA	100.00	100.00	F.C.
Polimeri Europa Elastomeres France SA (in liquidation)	Champagnier (France)	France	EUR	638,714	Versalis SpA	100.00		Eq.
Versalis Americas Inc	Dover, Delaware (United States)	United States	USD	100,000	Versalis International SA	100.00		Eq.
Versalis Congo Sarlu	Tchitembo - Pointe - Noire (Republic of Congo)	Republic of Congo	CDF	1,000,000	Versalis International SA	100.00		Eq.
Versalis Deutschland GmbH	Eschborn (Germany)	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
Versalis France SAS	Mardyck (France)	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
Versalis International SA	Bruxelles (Belgium)	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
					Versalis Deutschland	23.71
					GmbH
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul (Turkey)	Turkey	TRY	20,000	Versalis International SA	100.00		Eq.
Versalis Pacific (India) Private Ltd	Mumbai (India)	India	INR	115,110	Versalis Pacific Trading	99.99		Eq.
					Third parties	0.01
Versalis Pacific Trading (Shanghai) Co Ltd	Shanghai (China)	China	CNY	1,000,000	Versalis SpA	100.00	100.00	F.C.
Versalis UK Ltd	Hythe (United Kingdom)	United Kingdom	GBP	4,004,041	Versalis SpA	100.00	100.00	F.C.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Agenzia Giornalistica Italia SpA	Rome (RM)	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.
Eni Adfin SpA	Rome (RM)	Italy	EUR	85,537,498.80	Eni SpA	99.65	99.65	F.C.
					Third parties	0.35
Eni Corporate University SpA	San Donato Milanese (MI)	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
EniServizi SpA	San Donato Milanese (MI)	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
Serfactoring SpA	San Donato Milanese (MI)	Italy	EUR	5,160,000	Eni Adfin SpA	49.00	48.83	F.C.
					Third parties	51.00
Servizi Aerei SpA	San Donato Milanese (MI)	Italy	EUR	79,817,238	Eni SpA	100.00	100.00	F.C.

Outside Italy

Banque Eni SA	Bruxelles (Belgium)	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
					Eni Oil Holdings BV	0.10
Eni Finance International SA	Bruxelles (Belgium)	Belgium	USD	2,474,225,632	Eni International BV	66.39	100.00	F.C.
					Eni SpA	33.61
Eni Finance USA Inc	Dover, Delaware (United States)	United States	USD	15,000,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
Eni Insurance Ltd	Dublin (Ireland)	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
Eni International BV	Amsterdam (Netherlands)	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
Eni International Resources Ltd	London (United Kingdom)	United Kingdom	GBP	50,000	Eni SpA	99.99	100.00	F.C.
					Eni UK Ltd	(..)

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Other activities

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Syndial Servizi Ambientali SpA (ex Syndial SpA - Attività Diversificate)	San Donato Milanese (MI)	Italy	EUR	422,269,480.70	Eni SpA	99.99	100.00	F.C.
					Third parties	(..)

In Italy

Anic Partecipazioni SpA (in liquidation)	Gela (CL)	Italy	EUR	23,519,847.16	Syndial SpA	99.96		Eq.
					Third parties	0.04
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	Gela (CL)	Italy	EUR	1,300,000	Syndial SpA	52.00		Eq.
					Third parties	48.00
Ing. Luigi Conti Vecchi SpA	Assemini (CA)	Italy	EUR	5,518,620.64	Syndial SpA	100.00	100.00	F.C.

Outside Italy

Oleodotto del Reno SA	Coira (Switzerland)	Switzerland	CHF	1,550,000	Syndial SpA	100.00	Eq.

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

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Joint arrangements and associates

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Eni East Africa SpA (†)	San Donato Milanese (MI)	Mozambique	EUR	20,000,000	Eni SpA	71.43	71.43	J.O.
					Third parties	28.57
Società Oleodotti Meridionali – SOM SpA (†)	San Donato Milanese (MI)	Italy	EUR	3,085,000	Eni SpA	70.00	70.00	J.O.
					Third parties	30.00

Outside Italy

Agiba Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	50.00	Co.
					Third parties	50.00
Angola LNG Ltd	Hamilton (Bermuda)	Angola	USD	11,380,085,779	Eni Angola Prod.BV	13.60	Eq.
					Third parties	86.40
Ashrafi Island Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00	Co.
					Third parties	75.00
Barentsmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russian Federation	USD	20,000	Eni Energy Russia BV	33.33	Eq.
					Third parties	66.67
Cabo Delgado Gas Development Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	2,500,000	Eni Mozambique LNG H. BV	50.00	Co.
					Third parties	50.00
CARDÓN IV SA (†)	Caracas (Venezuela)	Venezuela	VEF	17,210,000	Eni Venezuela BV	50.00	Eq.
					Third parties	50.00
Compañia Agua Plana SA	Caracas (Venezuela)	Venezuela	VEF	100	Eni Venezuela BV	26.00	Co.
					Third parties	74.00
East Delta Gas Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	37.50	Co.
					Third parties	62.50
East Kanayis Petroleum Company (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	50.00	Co.
					Third parties	50.00
East Obaiyed Petroleum Company (†)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc SpA	50.00	Co.
					Third parties	50.00
El Temsah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Production BV	25.00	Co.
					Third parties	75.00
El-Fayrouz Petroleum Co (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000	Ieoc Exploration BV	50.00	Co.
					Third parties	50.00
Enstar Petroleum Ltd	Calgary (Canada)	Canada	CAD	0.10	Unimar Llc	100.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russian Federation	USD	20,000	Eni Energy Russia BV	33.33	Eq.
					Third parties	66.67
Hindustan Oil Exploration Co Ltd	Vadodara (India)	India	INR	1,304,932,890	Burren Shakti Ltd	16.28	Eq.
					Burren En. India Ltd	0.01
					Third parties	83.71
InAgip doo (†)	Zagreb (Croatia)	Croatia	HRK	54,000	Eni Croatia BV	50.00	Co.
					Third parties	50.00
Karachaganak Petroleum Operating BV	Amsterdam (Netherlands)	Kazakhstan	EUR	20,000	Agip Karachaganak BV	29.25	Co.
					Third parties	70.75

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Karachaganak Project Development Ltd (KPD)	Reading, Berkshire (United Kingdom)	United Kingdom	GBP	100		Agip Karachaganak BV	38.00		Eq.
						Third parties	62.00
Khaleej Petroleum Co Wll	Safat (Kuwait)	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
						Third parties	51.00
Liberty National Development Co Llc	Wilmington (United States)	United States	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
						Third parties	67.50
Llc Astroinvest-Energy	Zinkiv (Ukraine)	Ukraine	UAH	469,186,704.96		Zagoryanska P BV	100.00
Llc Industrial Company Gazvydobuvannya	Poltava (Ukraine)	Ukraine	UAH	354,965,000		Pokrovskoe P BV	100.00
Llc 'Westgasinvest' (†)	Lviv (Ukraine)	Ukraine	UAH	2,000,000		Eni Ukraine Hold.BV	50.01		Eq.
						Third parties	49.99
Mediterranean Gas Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
						Third parties	75.00
Mellitah Oil & Gas BV (†)	Amsterdam (Netherlands)	Libyan	EUR	20,000		Eni North Africa BV	50.00		Co.
						Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
						Third parties	62.50
North Bardawil Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV	30.00		Co.
						Third parties	70.00
North El Burg Petroleum Company	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc SpA	25.00		Co.
						Third parties	75.00
Petrobel Belayim Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
						Third parties	50.00
PetroBicentenario SA (†)	Caracas (Venezuela)	Venezuela	VEF	410,500,000		Eni Lasmo Plc	40.00		Eq.
						Third parties	60.00
PetroJunín SA (†)	Caracas (Venezuela)	Venezuela	VEF	2,591,100,000		Eni Lasmo Plc	40.00		Eq.
						Third parties	60.00
PetroSucre SA	Caracas (Venezuela)	Venezuela	VEF	220,300,000		Eni Venezuela BV	26.00		Eq.
						Third parties	74.00
Pharaonic Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
						Third parties	75.00
Pokrovskoe Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	25,715		Eni Ukraine Hold.BV	30.00		Eq.
						Third parties	70.00
Port Said Petroleum Co (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
						Third parties	50.00
Raml Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	22.50		Co.
						Third parties	77.50
Ras Qattara Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
						Third parties	62.50
Rovuma Basin LNG Land Limitada (†)	Maputo (Mozambique)	Mozambique	MZN	140,000		Eni East Africa SpA	33.33		Co.
						Third parties	66.67
Shatskmorneftegaz Sàrl (†)	Luxembourg (Luxembourg)	Russian Federation	USD	20,000		Eni Energy Russia BV	33.33		Eq.
						Third parties	66.67
Shorouk Petroleum Company (†)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	50.00		Co.
						Third parties	50.00
Société Centrale Electrique du Congo	Pointe-noire (Republic of Congo)	Republic of Congo	XAF	44,732,000,000		Eni Congo SA	20.00		Eq.
						Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

144

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Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Société Italo Tunisienne d'Exploitation Pétrolière SA (†)	Tunisi (Tunisia)	Tunisia	TND	5,000,000		Eni Tunisia BV	50.00		Eq.
						Third parties	50.00
Sodeps - Société de Developpement et d'Exploitation du Permis du Sud SA (†)	Tunisi (Tunisia)	Tunisia	TND	100,000		Eni Tunisia BV	50.00		Co.
						Third parties	50.00
Tapco Petrol Boru Hatti Sanayi ve Ticaret AS (†)	Istanbul (Turkey)	Turkey	TRY	7,850,000		Eni International BV	50.00		Eq.
						Third parties	50.00
Tecninco Engineering Contractors Llp (†)	Aksai (Kazakhstan)	Kazakhstan	KZT	29,478,455		Tecnomare SpA	49.00		Eq.
						Third parties	51.00
Thekah Petroleum Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV	25.00		Co.
						Third parties	75.00
Unimar Llc (†)	Houston (United States)	United States	USD	0	(a)	Eni America Ltd	50.00		Eq.
						Third parties	50.00
United Gas Derivatives Co	Cairo (Egypt)	Egypt	USD	285,000,000		Eni International BV	33.33		Eq.
						Third parties	66.67
VIC CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	1,315,912		Eni Lasmo Plc	50.00		Eq.
						Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London (United Kingdom)	Indonesia	USD	631,640		Eni Lasmo Plc	50.00		Eq.
						Third parties	50.00
Virginia Indonesia Co Llc	Wilmington (United States)	Indonesia	USD	10		Unimar Llc	100.00
Virginia International Co Llc	Wilmington (United States)	Indonesia	USD	10		Unimar Llc	100.00
West ASHRAFI Petroleum Company (†) (in liquidation)	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Exploration BV	50.00		Co.
						Third parties	50.00
Zagoryanska Petroleum BV (†)	Amsterdam (Netherlands)	Netherlands	EUR	18,000		Eni Ukraine Hold.BV	60.00		Eq.
						Third parties	40.00
Zetah Noumbi Ltd	Nassau (Bahamas)	Republic of Congo	USD	100		Burren En.Congo Ltd	37.00		Co.
						Third parties	63.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.
(a)	Shares without nominal value.

145

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Joint arrangements and associates	Annex to condensed consolidated interim financial statements

Gas & Power

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valudation method (*)
Mariconsult SpA (†)	Milan (MI)	Italy	EUR	120,000	Eni SpA	50.00		Eq.
					Third parties	50.00
Società EniPower Ferrara Srl (†)	San Donato Milanese (MI)	Italy	EUR	170,000,000	EniPower SpA	51.00	51.00	J.O.
					Third parties	49.00
Termica Milazzo Srl (†)	Milan (MI)	Italy	EUR	100,000	EniPower SpA	40.00		Eq.
					Third parties	60.00
Transmed SpA (†)	Milan (MI)	Italy	EUR	240,000	Eni SpA	50.00		Eq.
					Third parties	50.00

Outside Italy

Blue Stream Pipeline Co BV (†)	Amsterdam (Netherlands)	Russian Federation	EUR	20,000	Eni International BV	50.00	50.00	J.O.
					Third parties	50.00
Egyptian International Gas Technology Co	Cairo (Egypt)	Egypt	EGP	100,000,000	Eni International BV	40.00		Co.
					Third parties	60.00
Eteria Parohis Aeriou Thessalias AE (†)	Larissa (Greece)	Greece	EUR	72,759,200	Eni SpA	49.00		Eq.
					Third parties	51.00
Eteria Parohis Aeriou Thessalonikis AE (†)	Ampelokipi – Menemeni (Greece)	Greece	EUR	193,550,000	Eni SpA	49.00		Eq.
					Third parties	51.00
GreenStream BV (†)	Amsterdam (Netherlands)	Libyan	EUR	200,000,000	Eni North Africa BV	50.00	50.00	J.O.
					Third parties	50.00
PREMIUM MULTISERVICES SA	Tunisi (Tunisia)	Tunisia	TND	200,000	Sergaz SA	49.99		Eq.
					Third parties	50.01
SAMCO Sagl	Lugano (Switzerland)	Switzerland	CHF	20,000	Transmed.Pip.Co Ltd	90.00		Eq.
					Eni International BV	5.00
					Third parties	5.00
Transmediterranean Pipeline Co Ltd (†) (19)	St. Helier (Jersey)	Jersey	USD	10,310,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Turul Gázvezeték Építõ es Vagyonkezelõ Részvénytársaság (†)	Tatabànya (Hungary)	Hungary	HUF	404,000,000	Tigáz Zrt	58.42		Eq.
					Third parties	41.58
Unión Fenosa Gas SA (†)	Madrid (Spain)	Spain	EUR	32,772,000	Eni SpA	50.00		Eq.
					Third parties	50.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.
(19)	Company located in a state or territory with a privileged tax regime as provided in article 167 paragraph 4 of Presidential Decree of 22 December 1986, n. 917: the profit pertaining to the Group is subject to the Italian taxation. The company is considered as a controlled subsidiary as provided by article 167, paragraph 3, of the Italian Tax Consolidated Text.

146

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Annex to condensed consolidated interim financial statements	Joint arrangements and associates

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo (AR)	Italy	EUR	394,000	Eni Rete o&no SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio Merci SpA	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	34.93		Eq.
					Third parties	65.07
Consorzio Operatori GPL di Napoli	Napoli (NA)	Italy	EUR	102,000	Eni Rete o&no SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno (LI)	Italy	EUR	26,000,000	Eni Rete o&no SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Eni Rete o&no SpA	25.00		Eq.
					Third parties	75.00
PETRA SpA (†)	Ravenna (RA)	Italy	EUR	723,100	Ecofuel SpA	50.00		Eq.
					Third parties	50.00
Petrolig Srl (†)	Genova (GE)	Italy	EUR	104,000	Ecofuel SpA	70.00	70.00	J.O.
					Third parties	30.00
Petroven Srl (†)	Genova (GE)	Italy	EUR	156,000	Ecofuel SpA	68.00	68.00	J.O.
					Third parties	32.00
Porto Petroli di Genova SpA	Genova (GE)	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
SeaPad SpA (†)	Genova (GE)	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Co.
					Third parties	75.00
Servizi Milazzo Srl (†)	Milazzo (ME)	Italy	EUR	100,000	Raff. Milazzo ScpA	100.00	50.00	J.O.
Sigea Sistema Integrato Genova Arquata SpA	Genova (GE)	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
					Third parties	65.00

Outside Italy

AET - Raffineriebeteiligungsgesellschaft mbH	Schwedt (Germany)	Germany	EUR	27,000	Eni Deutsch.GmbH	33.33		Eq.
					Third parties	66.67
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg (Germany)	Germany	EUR	10,226,000	Eni Deutsch.GmbH	20.00	20.00	J.O.
					Third parties	80.00
City Carburoil SA (†)	Rivera (Switzerland)	Switzerland	CHF	6,000,000	Eni Suisse SA	49.91		Eq.
					Third parties	50.09
ENEOS Italsing Pte Ltd	Singapore (Singapore)	Singapore	SGD	12,000,000	Eni International BV	22.50		Eq.
					Third parties	77.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.

147

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Joint arrangements and associates	Annex to condensed consolidated interim financial statements

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
FSH Flughafen Schwechat	Wien	Austria	EUR	7,816,139.91	Eni Marketing A.GmbH	14.29			Co.
Hydranten-Gesellschaft OG	(Austria)				Eni Mineralölh.GmbH	14.29
					Eni Austria GmbH	14.28
					Third parties	57.14
Fuelling Aviation Services GIE	Tremblay En France (France)	France	EUR	1	Eni France Sàrl	25.00			Co.
					Third parties	75.00
Mediterranée Bitumes SA	Tunisi (Tunisia)	Tunisia	TND	1,000,000	Eni International BV	34.00			Eq.
					Third parties	66.00
Routex BV	Amsterdam (Netherlands)	Netherlands	EUR	67,500	Eni International BV	20.00			Eq.
					Third parties	80.00
Saraco SA	Meyrin (Switzerland)	Switzerland	CHF	420,000	Eni Suisse SA	20.00			Co.
					Third parties	80.00
Supermetanol CA (†)	Jose Puerto La Cruz (Venezuela)	Venezuela	VEF	12,086,744.84	Ecofuel SpA	34.51	(b)	50.00	J.O.
					Supermetanol CA	30.07
					Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg (Austria)	Austria	EUR	43,603.70	Eni Marketing A.GmbH	50.00			Eq.
GmbH (†)					Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf (Germany)	Germany	EUR	409,034	Eni Deutsch.GmbH	20.00			Eq.
					Third parties	80.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(†)	Jointly controlled entity.

(b)	Ecofuel SpA	50.00
	Third parties	50.00

148

Eni Interim Consolidated Report
Annex to condensed consolidated interim financial statements	Joint arrangements and associates

Chemical

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi (BR)	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Syndial SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara (FE)	Italy	EUR	5,270,466	Versalis SpA	19.74		Eq.
					Syndial SpA	11.58
					S.E.F. Srl	10.70
					Third parties	57.98
Matrica SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Newco Tech SpA (†)	Novara (NO)	Italy	EUR	500,000	Versalis SpA	80.00		Eq.
					Genomatica Inc.	20.00
Novamont SpA	Novara (NO)	Italy	EUR	13,333,500	Versalis SpA	25.00		Eq.
					Third parties	75.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	33.16		Eq.
					Syndial SpA	4.38
					Third parties	62.46
Ravenna Servizi Industriali ScpA	Ravenna (RA)	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Porto Marghera (VE)	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
					Syndial SpA	38.39
					Third parties	13.17

Outside Italy

Lotte Versalis Elastomers Co Ltd (†)	Yeosu (Republic of Korea)	Republic of Korea	KRW	192,000,010,000	Versalis SpA	50.00	Eq.
					Third parties	50.00

(*) Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

(†) Jointly controlled entity.

149

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Joint arrangements and associates	Annex to condensed consolidated interim financial statements

Corporate and other activities

Other activities

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Filatura Tessile Nazionale Italiana - FILTENI SpA (in liquidation)	Ferrandina (MT)	Italy	EUR	4,644,000	Syndial SpA	59.56	(b)		Co.
					Third parties	40.44
Ottana Sviluppo ScpA (in liquidation)	Nuoro (NU)	Italy	EUR	516,000	Syndial SpA	30.00			Eq.
					Third parties	70.00
Saipem SpA (#) (†)	San Donato Milanese (MI)	Italy	EUR	2,191,384,693	Eni SpA	30.54	(c)		Eq.
					Saipem SpA	0.02
					Third parties	69.44

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(#)	Company with shares quoted in the regulated market of Italy or of other EU countries.
(†)	Jointly controlled entity.

(b)	Syndial SpA	48.00
	Third parties	52.00
(c)	Eni SpA	30.55
	Third parties	69.45

150

Eni Interim Consolidated Report
Annex to condensed consolidated interim financial statements	Other significant investments

Other significant investments

Exploration & Production

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Universitario in Ingegneria per la Qualità e l'Innovazione	Pisa (PI)	Italy	EUR	135,000	Eni SpA	16.67		Co.
					Third parties	83.33

Outside Italy

Administradora del Golfo de Paria Este SA	Caracas (Venezuela)	Venezuela	VEF	100		Eni Venezuela BV	19.50	Co.
						Third parties	80.50
Brass LNG Ltd	Lagos (Nigeria)	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	Co.
						Third parties	79.52
Darwin LNG Pty Ltd	West Perth (Australia)	Australia	AUD	936,907,801.88		Eni G&P LNG Aus. BV	10.99	Co.
						Third parties	89.01
New Liberty Residential Co Llc	West Trenton (United States)	United States	USD	0	(a)	Eni Oil & Gas Inc	17.50	Co.
						Third parties	82.50
Nigeria LNG Ltd	Port Harcourt (Nigeria)	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	Co.
						Third parties	89.60
Norsea Pipeline Ltd	Woking Surrey (United Kingdom)	United Kingdom	GBP	7,614,062		Eni SpA	10.32	Co.
						Third parties	89.68
North Caspian Operating Company NV	Amsterdam (Netherlands)	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	Co.
						Third parties	83.19
OPCO - Sociedade Operacional Angola LNG SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	Co.
						Third parties	86.40
Petrolera Güiria SA	Caracas (Venezuela)	Venezuela	VEF	1,000,000		Eni Venezuela BV	19.50	Co.
						Third parties	80.50
Point Fortin LNG Exports Ltd	Port Of Spain (Trinidad & Tobago)	Trinidad & Tobago	USD	10,000		Eni T&T Ltd	17.31	Co.
						Third parties	82.69
SOMG - Sociedade de Operações e Manutenção de Gasodutos SA	Luanda (Angola)	Angola	AOA	7,400,000		Eni Angola Prod.BV	13.60	Co.
						Third parties	86.40
Torsina Oil Co	Cairo (Egypt)	Egypt	EGP	20,000		Ieoc Production BV	12.50	Co.
						Third parties	87.50

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(a)	Shares without nominal value.

151

Eni Interim Consolidated Report
Other significant investments	Annex to condensed consolidated interim financial statements

Gas & Power

Outside Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Angola LNG Supply Services Llc	Wilmington (United States)	United States	USD	19,278,782	Eni USA Gas M. Llc	13.60		Co.
					Third parties	86.40
Norsea Gas GmbH	Emden (Germany)	Germany	EUR	1,533,875.64	Eni International BV	13.04		Co.
					Third parties	86.96

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

152

Eni Interim Consolidated Report
Annex to condensed consolidated interim financial statements	Other significant investments

Refining & Marketing and Chemical

Refining & Marketing

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Consorzio Obbligatorio degli Oli Usati	Rome (RM)	Italy	EUR	36,149	Eni SpA	13.27		Co.
					Third parties	86.73
Società Italiana Oleodotti di Gaeta SpA (14)	Rome (RM)	Italy	ITL	360,000,000	Eni SpA	72.48		Co.
					Third parties	27.52

Outside Italy

BFS Berlin Fuelling Services GbR	Hamburg (Germany)	Germany	EUR	178,853		Eni Deutsch.GmbH	12.50	Co.
						Third parties	87.50
Compania de Economia Mixta 'Austrogas'	Cuenca (Ecuador)	Ecuador	USD	3,028,749		Eni Ecuador SA	13.31	Co.
						Third parties	86.69
Dépot Pétrolier de Fos SA	Fos - Sur - Mer (France)	France	EUR	3,954,196.40		Eni France Sàrl	16.81	Co.
						Third parties	83.19
Dépôt Pétrolier de la Côte d'Azur SAS	Nanterre (France)	France	EUR	207,500		Eni France Sàrl	18.00	Co.
						Third parties	82.00
Joint Inspection Group Ltd	London (United Kingdom)	United Kingdom	GBP	0	(a)	Eni SpA	12.50	Co.
						Third parties	87.50
S.I.P.G. Socété Immobilier Pétrolier de Gestion Snc	Tremblay En France (France)	France	EUR	40,000		Eni France Sàrl	12.50	Co.
						Third parties	87.50
Sistema Integrado de Gestion de Aceites Usados	Madrid (Spain)	Spain	EUR	175,713		Eni Iberia SLU	15.44	Co.
						Third parties	84.56
Tanklager - Gesellschaft Tegel (TGT) GbR	Hamburg (Germany)	Germany	EUR	23		Eni Deutsch.GmbH	12.50	Co.
						Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang (Switzerland)	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	Co.
						Third parties	83.73
Tema Lube Oil Co Ltd	Accra (Ghana)	Ghana	GHS	258,309		Eni International BV	12.00	Co.
						Third parties	88.00

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.
(14)	Company under extraordinary administration procedure pursuant to Law no. 95 of April 3, 1979.
(a)	Shares without nominal value.

153

Eni Interim Consolidated Report
Other significant investments	Annex to condensed consolidated interim financial statements

Corporate and other activities

Corporate and financial companies

In Italy

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Emittenti Titoli SpA	Milan (MI)	Italy	EUR	4,264,000	Eni SpA	10.00		Co.
					Emittenti Titoli SpA	0.78
					Third parties	89.22
MIP Politecnico Di Milano - Graduate School Of Business Scpa	Milan (MI)	Italy	EUR	150,000	Eni Corporate U.SpA	10.67		Co.
					Third parties	89.33

(*)	Consolidation or valutation method: F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost.

154

Eni Interim Consolidated Report
Changes in the scope of consolidation for the first half 2016	Annex to condensed consolidated interim financial statements

Changes in the scope of consolidation for the first half 2016

Continuing operations

Fully consolidated subsidiaries

Companies included (n. 2)

Eni Isatay BV	Amsterdam	Exploration & Production	Relevancy
Eni México S. de RL de CV	Lomas De Chapultepec, Mexico City	Exploration & Production	Relevancy

Companies excluded (n. 2)

Eni Middle East BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Slovenija doo	Ljubljana	Refining & Marketing	Sale

Discontinued operations

Fully consolidated subsidiaries

Companies excluded (n. 62)

Saipem SpA	San Donato Milanese	Engineering & Construction	Sale of control
Denuke Scarl	San Donato Milanese	Engineering & Construction	Sale of control
Servizi Energia Italia SpA	San Donato Milanese	Engineering & Construction	Sale of control
Smacemex Scarl	San Donato Milanese	Engineering & Construction	Sale of control
SnamprogettiChiyoda SAS di Saipem SpA	San Donato Milanese	Engineering & Construction	Sale of control
Andromeda Consultoria Tecnica e Representações Ltda	Rio De Janeiro	Engineering & Construction	Sale of control
Boscongo SA	Pointe-noire	Engineering & Construction	Sale of control
ER SAI Caspian Contractor Llc	Almaty	Engineering & Construction	Sale of control
ERS - Equipment Rental & Services BV	Amsterdam	Engineering & Construction	Sale of control
Global Petroprojects Services AG	Zurich	Engineering & Construction	Sale of control
Moss Maritime AS	Lysaker	Engineering & Construction	Sale of control
Moss Maritime Inc	Houston	Engineering & Construction	Sale of control
North Caspian Service Co Llp	Almaty	Engineering & Construction	Sale of control
Petrex SA	Iquitos	Engineering & Construction	Sale of control
Professional Training Center Llc	Karakiyan	Engineering & Construction	Sale of control
PT Saipem Indonesia	Jakarta Selatan	Engineering & Construction	Sale of control
Saigut SA de CV	Delegacion Cuauhtemoc	Engineering & Construction	Sale of control
Saimep Limitada	Maputo	Engineering & Construction	Sale of control
Saimexicana SA de CV	Delegacion Cuauhtemoc	Engineering & Construction	Sale of control
Saipem (Beijing) Technical Services Co Ltd	Beijing	Engineering & Construction	Sale of control
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur	Engineering & Construction	Sale of control
Saipem (Nigeria) Ltd	Lagos	Engineering & Construction	Sale of control
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Caniçal	Engineering & Construction	Sale of control
Saipem America Inc	Wilmington	Engineering & Construction	Sale of control
Saipem Asia Sdn Bhd	Kuala Lumpur	Engineering & Construction	Sale of control
Saipem Australia Pty Ltd	West Perth	Engineering & Construction	Sale of control
Saipem Canada Inc	Montréal	Engineering & Construction	Sale of control
Saipem Contracting (Nigeria) Ltd	Lagos	Engineering & Construction	Sale of control
Saipem Contracting Algerie SpA	Algiers	Engineering & Construction	Sale of control
Saipem Contracting Netherlands BV	Amsterdam	Engineering & Construction	Sale of control
SAIPEM CONTRACTING PREP, S.A.	Panama	Engineering & Construction	Sale of control
Saipem do Brasil Serviçõs de Petroleo Ltda	Rio De Janeiro	Engineering & Construction	Sale of control
Saipem Drilling Co Private Ltd	Mumbai	Engineering & Construction	Sale of control
Saipem Drilling Norway AS	Sola	Engineering & Construction	Sale of control
Saipem Finance International BV	Amsterdam	Engineering & Construction	Sale of control

155

Eni Interim Consolidated Report
Changes in the scope of consolidation for the first half 2016	Annex to condensed consolidated interim financial statements

SAIPEM INDIA PROJECTS PRIVATE LTD	Chennai	Engineering & Construction	Sale of control
Saipem Ingenieria y Construcciones SLU	Madrid	Engineering & Construction	Sale of control
Saipem International BV	Amsterdam	Engineering & Construction	Sale of control
Saipem Libya Llc - SA.LI.CO. Llc	Tripoli	Engineering & Construction	Sale of control
Saipem Ltd	Kingston-Upon-Thames-Surrey	Engineering & Construction	Sale of control
Saipem Luxembourg SA	Luxembourg	Engineering & Construction	Sale of control
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	Engineering & Construction	Sale of control
Saipem Misr for Petroleum Services SAE	Port Said	Engineering & Construction	Sale of control
Saipem Norge AS	Sola	Engineering & Construction	Sale of control
Saipem Offshore Norway AS	Sola	Engineering & Construction	Sale of control
Saipem SA	Montigny-le-bretonneux	Engineering & Construction	Sale of control
Saipem Services México SA de CV	Delegacion Cuauhtemoc	Engineering & Construction	Sale of control
Saipem Singapore Pte Ltd	Singapore	Engineering & Construction	Sale of control
Saipem Ukraine Limited Liability Company (in liquidazione)	Kiev	Engineering & Construction	Sale of control
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Baghdad	Engineering & Construction	Sale of control
Saudi Arabian Saipem Ltd	Al Khobar	Engineering & Construction	Sale of control
Sigurd Rück AG	Zurich	Engineering & Construction	Sale of control
Snamprogetti Engineering & Contracting Co Ltd	Al Khobar	Engineering & Construction	Sale of control
Snamprogetti Engineering BV	Amsterdam	Engineering & Construction	Sale of control
Snamprogetti Ltd (in liquidazione)	London	Engineering & Construction	Sale of control
Snamprogetti Lummus Gas Ltd	Sliema	Engineering & Construction	Sale of control
Snamprogetti Netherlands BV	Amsterdam	Engineering & Construction	Sale of control
Snamprogetti Romania Srl	Bucarest	Engineering & Construction	Sale of control
Snamprogetti Saudi Arabia Co Ltd Llc	Al Khobar	Engineering & Construction	Sale of control
Sofresid Engineering SA	Montigny-le-bretonneux	Engineering & Construction	Sale of control
Sofresid SA	Montigny-le-bretonneux	Engineering & Construction	Sale of control
Sonsub International Pty Ltd	Sydney	Engineering & Construction	Sale of control

Consolidated joint operations

Companies excluded (n. 2)

Ship Recycling Scarl	Genova	Engineering & Construction	Sale of control
Saipon Snc	Montigny-le-bretonneux	Engineering & Construction	Sale of control

156

Investor Relations
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e-mail: investor.relations@eni.com

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2015:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

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